SECURITY FIRST CORP.
                                                                    July 1, 1998

Dear Fellow Shareholders:

     On behalf of the Board of Directors and management of Security First Corp. ("Security First") we cordially invite you to attend the 1998 Annual Meeting of Shareholders. The Annual Meeting will be held at 2:00 p.m., on Thursday, July 30, 1998 at the Holiday Inn located at Interstate 271 and Wilson Mills Road, Mayfield Village, Ohio.

     At this important Annual Meeting, holders of Security First common stock will be asked to adopt the Agreement of Affiliation and Plan of Merger dated April 5, 1998 (the "Merger Agreement"), by and between FirstMerit Corporation ("FirstMerit") and Security First. Pursuant to the Merger Agreement, Security First will merge with and into First Merit (the "Merger"), with the effect that FirstMerit will be the surviving corporation resulting from the Merger. Upon consummation of the Merger, each share of Security First common stock issued and outstanding will be canceled and exchanged for the right to receive .8855 of a share of FirstMerit common stock, together with the associated FirstMerit Rights (as defined in the accompanying Prospectus and Proxy Statement), and cash in lieu of issuing any fractional share. Based on the closing price of FirstMerit common stock on The Nasdaq Stock Market on June 18, 1998, the value of .8855 of a share of FirstMerit Common Stock was $26.012. The actual value of the FirstMerit common stock to be received by Security First shareholders could be higher or lower and will depend on the market price of FirstMerit Common Stock upon consummation of the Merger.

     The terms of the proposed Merger, including the method for determining the amount of FirstMerit common stock to be issued to Security First shareholders, as well as other important information relating to Security First, FirstMerit and the proposed combined company, are explained in more detail in the accompanying Notice of Annual Meeting and Prospectus and Proxy Statement. Please read these materials carefully and thoughtfully consider the information contained in them. The approvals of not only Security First's shareholders, but also those of certain federal and state governmental regulatory agencies, are required to consummate the Merger.

     Charles Webb & Company, Security First's financial advisor, has issued its opinion to your Board of Directors regarding the fairness, from a financial point of view, of the consideration to be paid by FirstMerit pursuant to the Merger Agreement. A copy of the opinion is included as Appendix B to the Prospectus and Proxy Statement.

     THE BOARDS OF DIRECTORS OF SECURITY FIRST AND FIRSTMERIT HAVE EACH UNANIMOUSLY APPROVED THE MERGER AGREEMENT, INCLUDING THE MERGER, AND THE BOARD OF DIRECTORS OF SECURITY FIRST RECOMMENDS THAT THE SHAREHOLDERS OF SECURITY FIRST VOTE FOR ADOPTION OF THE MERGER AGREEMENT. THE MERGER AGREEMENT MUST BE ADOPTED BY THE AFFIRMATIVE VOTE OF AT LEAST A MAJORITY OF THE ISSUED AND OUTSTANDING SHARES OF SECURITY FIRST COMMON STOCK ENTITLED TO VOTE AT THE ANNUAL MEETING. AN ABSTENTION OR FAILURE TO VOTE HAS THE SAME EFFECT AS A VOTE AGAINST THE PROPOSAL. ACCORDINGLY, YOUR VOTE IS IMPORTANT.

     At the Annual Meeting you will also be asked to consider and vote upon the election of two directors of Security First and to ratify the appointment of Deloitte & Touche LLP as Security First's independent auditors for the fiscal year ending March 31, 1999. Directors will serve until the Merger is consummated or, in the event the Merger is not consummated, until the expiration of their respective three-year terms or until their respective successors are elected and qualified.

     Whether or not you plan to attend the Annual Meeting in person, you are urged to complete, sign, date and promptly return the enclosed proxy card to assure that your shares of Security First common stock will be voted at the Annual Meeting. There is included with this material a postage-paid addressed envelope for returning your proxy card. No additional postage is required if mailed in the United States.

                                          Sincerely,

                                          Charles F. Valentine Signature
                                          Chairman and Chief Executive Officer

                                          Austin J. Mulhern Signature
                                          President and Chief Operating Officer

          PLEASE DO NOT SEND IN YOUR STOCK CERTIFICATES AT THIS TIME.

                              SECURITY FIRST CORP.
                           1413 Golden Gate Boulevard
                          Mayfield Heights, Ohio 44124
                                 (440) 449-3700

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                          TO BE HELD ON JULY 30, 1998

     Notice is hereby given that the Annual Meeting of Shareholders (the "Meeting") of Security First Corp. ("Security First") will be held at the Holiday Inn located at Interstate 271 and Wilson Mills Road, Mayfield Village, Ohio, on Thursday, July 30, 1998 at 2:00 p.m.

     A Proxy Card and a Prospectus and Proxy Statement for the Meeting are enclosed.

     The Meeting is for the purpose of considering and acting upon:

     1. A proposal to adopt the Agreement of Affiliation and Plan of Merger dated April 5, 1998 (the "Merger Agreement"), by and between FirstMerit Corporation ("FirstMerit") and Security First, a copy of which is included at Appendix A in the accompanying Prospectus and Proxy Statement, pursuant to which Security First will merge with and into FirstMerit, and each share of Security First common stock issued and outstanding will be canceled and exchanged for the right to receive .8855 of a share of FirstMerit common stock, together with the associated FirstMerit Rights (as defined in the accompanying Prospectus and Proxy Statement), and cash in lieu of issuing any fractional share;

     2. The election of two directors of Security First;

     3. The ratification of the appointment of Deloitte & Touche LLP as auditors for Security First for the fiscal year ending March 31, 1999; and

such other matters as may properly come before the Meeting, or any adjournments thereof. The Board of Directors is not aware of any other business to come before the Meeting.

     Only Security First shareholders of record at the close of business on June 17, 1998, will be entitled to receive notice of and to vote at the Meeting.

     THE MERGER AGREEMENT MUST BE ADOPTED BY THE AFFIRMATIVE VOTE OF AT LEAST A MAJORITY OF THE ISSUED AND OUTSTANDING SHARES OF SECURITY FIRST COMMON STOCK ENTITLED TO VOTE AT THE MEETING. An abstention or failure to vote has the same effect as a vote against the proposal. In the event there are not sufficient votes to adopt the Merger Agreement or such other proposal at the time of the Meeting, the Meeting may be adjourned by a majority of the votes cast in order to permit further solicitation of proxies by Security First; provided, however, that no proxy which is voted against a proposal will be voted in favor of adjournment to solicit further proxies for such proposal.

     Whether or not you plan to attend the Meeting, please sign and date the enclosed proxy card and return it at once in the stamped return envelope in order to ensure that your shares of Security First common stock will be represented at the Meeting. PLEASE DO NOT SEND IN ANY STOCK CERTIFICATES AT THIS TIME. If you attend the Meeting in person, your proxy can be revoked if you wish and you may vote your shares in person at the Meeting.

                                          By Order of the Board of Directors

                                          Charles F. Valentine Signature
                                          Charles F. Valentine
                                          Chairman of the Board and Chief
                                          Executive Officer

Mayfield Heights, Ohio
July 1, 1998

                                PROXY STATEMENT
                                       OF

                              SECURITY FIRST CORP.
                     FOR THE ANNUAL MEETING OF SHAREHOLDERS
                          TO BE HELD ON JULY 30, 1998
                            ------------------------

                                   PROSPECTUS
                                       OF
                             FIRSTMERIT CORPORATION

                           COMMON STOCK, NO PAR VALUE
                        (NOT TO EXCEED 7,800,000 SHARES)

     This Prospectus and Proxy Statement relates to the proposed merger of Security First Corp., a Delaware corporation ("Security First") with and into FirstMerit Corporation, an Ohio Corporation ("FirstMerit"), as contemplated by the Agreement of Affiliation and Plan of Merger dated April 5, 1998 (the "Merger Agreement"), by and between FirstMerit and Security First. The Merger Agreement is included at Appendix A and incorporated herein by reference.

     This Prospectus and Proxy Statement is being furnished to the holders of common stock, par value $.01 per share, of Security First ("Security First Common Stock") in connection with the solicitation of proxies by the Board of Directors of Security First for use at an annual meeting of Security First's shareholders to be held at 2:00 p.m., on Thursday, July 30, 1998 at the Holiday Inn located at Interstate 271 and Wilson Mills Road, Mayfield Village, Ohio, and at any adjournments or postponements thereof (the "Meeting").

     This Prospectus and Proxy Statement also constitutes a Prospectus of FirstMerit in respect of up to 7,800,000 shares of FirstMerit common stock, no par value, which includes the associated Rights (as defined below) ("FirstMerit Common Stock"), to be issued in connection with the proposed merger (the "Merger") of Security First with and into FirstMerit. Upon consummation of the Merger, each outstanding share of Security First Common Stock will be exchanged for shares of FirstMerit Common Stock. See "TERMS OF MERGER -- Conversion of Security First Common Stock."

     The outstanding shares of FirstMerit Common Stock are, and the shares of FirstMerit Common Stock offered hereby will be, quoted on The Nasdaq Stock Market National Market System ("Nasdaq/NMS"). The closing sales price of FirstMerit Common Stock reported on Nasdaq/NMS on June 18, 1998 was $29.375 per share.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS AND PROXY STATEMENT. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

  THE SECURITIES OF FIRSTMERIT OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS OR BANK DEPOSITS, ARE NOT OBLIGATIONS OF OR GUARANTEED BY ANY BANKING OR NONBANKING AFFILIATE OF FIRSTMERIT AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE
                 CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.
                            ------------------------

This Prospectus and Proxy Statement shall not constitute a prospectus for public reoffering of the FirstMerit Common Stock issuable pursuant to the Merger.
                            ------------------------

       THE DATE OF THIS PROSPECTUS AND PROXY STATEMENT IS JUNE   , 1998.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
AVAILABLE INFORMATION.......................................   iv
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.............   iv
FORWARD LOOKING STATEMENTS..................................    v
SUMMARY.....................................................    1
  Introduction..............................................    1
  Parties to the Merger.....................................    1
  Security First Annual Meeting.............................    2
  Terms of Merger...........................................    3
  Reasons for Merger........................................    5
  Opinion of Security First's Financial Advisor.............    6
  Recommendation of Directors...............................    6
  Interests of Certain Persons in Merger....................    6
  Comparison of Rights of Holders of FirstMerit Common Stock
     and Security First Common Stock........................    7
  Market Prices for FirstMerit and Security First Common
     Stock..................................................    7
  Selected Consolidated Financial Data (Unaudited)..........    8
  Comparative Per Share Data (Unaudited)....................   12
ANNUAL MEETING OF SECURITY FIRST SHAREHOLDERS...............   14
  Date, Time and Place......................................   14
  Purpose of Meeting........................................   14
  Record Date; Shares Outstanding and Entitled to Vote......   14
  Quorum; Vote Required.....................................   14
  Voting; Solicitation and Revocation of Proxies............   14
  No Appraisal Rights.......................................   15
  Recommendation of Security First's Board of Directors.....   15
  Beneficial Ownership......................................   15
BACKGROUND OF AND REASONS FOR MERGER........................   16
  Reasons for Merger -- FirstMerit..........................   16
  Background of Merger -- Security First....................   17
  Reasons for Merger -- Security First......................   18
  Opinion of Security First's Financial Advisor.............   19
  Recommendation of Security First's Board of Directors.....   21
TERMS OF MERGER.............................................   21
  General...................................................   21
  Conversion of Security First Common Stock.................   21
  No Effect on FirstMerit Common Stock......................   21
  No Fractional Shares of FirstMerit Common Stock to be
     Issued.................................................   22
  Rights of Holders of Security First Stock Certificates
     Prior to Surrender.....................................   22
  Lost Certificates.........................................   22
  Treatment of Stock Options Outstanding Under Security
     First Stock Option Plans...............................   22
  Conduct of FirstMerit's Business Pending the Merger.......   22
  Conduct of Security First's Business Pending the Merger...   23
  Conditions to the Merger..................................   24
  Regulatory Approvals......................................   25
  Actions Required for Regulatory Approval..................   25
  Waiver of Conditions, Amendment, or Termination of the
     Merger Agreement.......................................   25
  Effective Time............................................   26
  Security First Stock Purchase Option......................   26
  Interests of Certain Persons in Merger....................   28
  Employees of Security First...............................   31
PRICE RANGE OF COMMON STOCK AND DIVIDENDS...................   31
  Market Prices.............................................   31
  Dividends.................................................   32
CERTAIN FEDERAL INCOME TAX CONSEQUENCES.....................   33

                                                              PAGE
                                                              ----
ACCOUNTING TREATMENT OF MERGER..............................   34
RESALES OF FIRSTMERIT COMMON STOCK RECEIVED IN MERGER.......   34
FIRSTMERIT'S ARTICLES OF INCORPORATION AND CODE OF
  REGULATIONS...............................................   35
NO RIGHTS OF APPRAISAL......................................   35
PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
  (UNAUDITED)...............................................   35
BUSINESS OF FIRSTMERIT......................................   43
  Overview..................................................   43
  Subsidiaries..............................................   43
  Subsidiary Operations.....................................   43
  Recent Developments.......................................   44
BUSINESS OF SECURITY FIRST..................................   44
REGULATORY MATTERS..........................................   45
  General...................................................   45
  Regulation of Bank Holding Companies......................   46
  Limits on Dividends and Other Payments....................   46
DESCRIPTION OF FIRSTMERIT CAPITAL STOCK.....................   47
  FirstMerit Common Shares..................................   47
  FirstMerit Preferred Stock................................   47
COMPARISON OF FIRSTMERIT AND SECURITY FIRST CAPITAL STOCK...   47
  FirstMerit Common Stock and Security First Common Stock...   47
  Voting Rights.............................................   48
  Shareholder Rights Plan...................................   50
  Anti-Takeover Statutes....................................   52
  Amendment to Charter Documents............................   54
  Directors.................................................   54
  Dividends.................................................   56
  Preferred Stock...........................................   56
  Transfer Agent............................................   57
ELECTION OF DIRECTORS.......................................   58
  Meetings of the Board of Directors and Committees.........   59
  Compensation of Directors.................................   59
  Compensation of Executive Officers........................   60
  Employment Agreements.....................................   62
COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION.....   62
STOCK PERFORMANCE GRAPH.....................................   65
RATIFICATION OF APPOINTMENT OF AUDITORS.....................   65
SHAREHOLDER PROPOSALS.......................................   66
ANNUAL REPORT ON FORM 10-K..................................   66
OTHER MATTERS...............................................   66
LEGAL MATTERS...............................................   66
EXPERTS.....................................................   66
APPENDICES
  A. Agreement of Affiliation and Plan of Merger
  B. Fairness Opinion of Charles Webb & Company
  C. Security First Corp. Management's Discussion and
     Analysis of Financial Condition and Results of
     Operations and Consolidated Statements of Financial
     Condition as of March 31, 1998 and 1997, and the
     related Consolidated Statements of Income,
     Shareholders' Equity, and Cash flows for each of the
     Three Years in the Period Ended March 31, 1998.

                             AVAILABLE INFORMATION

     Each of FirstMerit and Security First is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). FirstMerit has filed with the Commission a Registration Statement on Form S-4 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), covering the FirstMerit securities to be issued to Security First shareholders in the Merger. As permitted by the rules and regulations of the Commission, this Prospectus and Proxy Statement omits certain information, exhibits and undertakings contained in the Registration Statement. Reference is made to the Registration Statement and to the exhibits thereto for further information. Statements contained herein concerning such documents are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

     The Registration Statement and the exhibits thereto, as well as the reports, proxy statements and other information filed with the Commission by FirstMerit and Security First under the Exchange Act, may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material may also be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains an Internet worldwide web site that contains reports, proxy and information statements and other information regarding issuers, like FirstMerit and Security First, who file electronically with the Commission. The address of that site is http://www.sec.gov. In addition, reports, proxy statements and other information concerning FirstMerit and Security First may be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     This Prospectus and Proxy Statement incorporates certain documents of FirstMerit by reference which are not presented herein or delivered herewith. These documents (without exhibits, unless such exhibits are specifically incorporated by reference into this Prospectus and Proxy Statement) are available without charge to each person, including any beneficial owner, to whom a copy of this Prospectus and Proxy Statement is delivered, upon written or oral request. Requests for such documents should be directed to Terry E. Patton, Secretary, FirstMerit Corporation, III Cascade Plaza, Akron, Ohio 44308 (telephone (330) 996-6300).

     This Prospectus and Proxy Statement incorporates certain documents of Security First by reference which are not presented herein or delivered herewith. These documents (without exhibits, unless such exhibits are specifically incorporated by reference into this Prospectus and Proxy Statement) are available without charge to each person, including any beneficial owner, to whom a copy of this Prospectus and Proxy Statement is delivered, upon written or oral request. Requests for such documents should be directed to Jeffrey J. Calabrese, Secretary, Security First Corp., 1413 Golden Gate Boulevard, Mayfield Heights, Ohio 44124, (telephone (440) 449-3700).

     FirstMerit or Security First, as the case may be, will send the requested documents by first-class mail within one business day of the receipt of the request. In order to ensure timely delivery of the documents, any request should be made by July 26, 1998. Persons requesting copies of exhibits to such documents that are not specifically incorporated by reference in such documents will be charged the costs of reproduction and mailing of such exhibits.

     The following documents filed with the Commission under the Exchange Act by FirstMerit are hereby incorporated by reference into this Prospectus and Proxy
Statement: (a) FirstMerit's Annual Report on Form 10-K for the year ended December 31, 1997, as amended by Form 10-K/A filed on April 30, 1998; (b) the portions of FirstMerit's Proxy Statement for the Annual Meeting of Shareholders held April 8, 1998 that have been incorporated by reference in the FirstMerit Form 10-K for the year ended December 31, 1997; (c) FirstMerit's Quarterly Report on Form 10-Q for the period ended March 31, 1998; (d) FirstMerit's Current Reports on

Form 8-K filed on April 9, 1998 and May 22, 1998; (e) the description of FirstMerit Common Stock contained in (i) FirstMerit's Registration Statement on Form S-14 (No. 2-73592), filed with the Commission on August 5, 1981 and incorporated by reference in FirstMerit's current report on Form 8-K, filed with the Commission on January 15, 1982, in lieu of Form 8-B, to report FirstMerit's status as a successor issuer pursuant to Rule 12g-3(a) (file no. 0-10161), (ii) amendments updating such description filed with the Commission on Form 10-Q for the quarter ended June 30, 1984 and on Form 8-K dated May 11, 1988; and (iii) the description of the rights issued pursuant to the FirstMerit Shareholders Rights Agreement, dated as of dated October 23, 1993, by and between FirstMerit and FirstMerit Bank, N.A., as rights agent, contained in FirstMerit's Registration Statement on Form 8-A with respect thereto dated November 1, 1993, as amended and restated and filed on June 22, 1998 (and any further amendment or report filed for the purpose of updating the description).

     The following documents filed with the Commission under the Exchange Act by Security First are hereby incorporated by reference into this Prospectus and Proxy Statement: Security First's Annual Report on Form 10-K for the year ended March 31,1998; and Security First's Current Report on Form 8-K dated April 5, 1998.

     All documents filed by FirstMerit and Security First under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and Proxy Statement and prior to the date of the Effective Time shall be deemed to be incorporated by reference in this Prospectus and Proxy Statement and to be a part hereof from the date of filing such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus and Proxy Statement to the extent that a statement contained herein or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement, as so modified or superseded, shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus and Proxy Statement. The information relating to FirstMerit and Security First contained in this Prospectus and Proxy Statement should be read together with the information in the documents incorporated by reference.

                           FORWARD LOOKING STATEMENTS

     This Prospectus and Proxy Statement contains certain forward-looking statements with respect to the financial condition, results of operations and business of FirstMerit and Security First prior to the consummation of the Merger, and FirstMerit following the consummation of the Merger, including statements relating to the cost savings and other advantages that are expected to be realized from the Merger, the expected impact of the Merger on FirstMerit's financial performance and earnings estimates for the combined company (See "BACKGROUND OF AND REASONS FOR MERGER -- Reasons of
Merger -- FirstMerit," and " -- Reasons for the Merger -- Security First."). These forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following possibilities: (1) expected cost savings from the Merger cannot be fully realized or realized within the expected time frame; (2) greater than expected deposit attrition, customer loss or revenue loss following the Merger;
(3) competitive pressure in the banking industry increases significantly; (4) greater than expected costs or difficulties related to regulatory requirements attendant to the consummation of the Merger or the integration of the businesses of FirstMerit and Security First; (5) changes in the interest rate environment reduce margins; (6) general economic conditions, either nationally or regionally, are less favorable than expected, resulting in, among other things, a deterioration in credit quality; (7) legislation or regulatory requirements or changes adversely affect the businesses in which the combined company would be engaged; (8) changes in business conditions and inflation; and (9) changes in the securities markets. The forward-looking earnings estimates included in this Prospectus and Proxy Statement have not been examined or compiled by the independent public accountants of FirstMerit or Security First nor have such accountants applied any procedures thereto. Accordingly, such accountants do not express an opinion or any other form of assurance on them. Further information on other factors which could affect the financial results of FirstMerit and Security First is included in the Commission filings incorporated by reference herein.

NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND PROXY STATEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY FIRSTMERIT OR SECURITY FIRST. THIS PROSPECTUS AND PROXY STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, THE SECURITIES OFFERED BY THIS PROSPECTUS AND PROXY STATEMENT OR THE SOLICITATION OF A PROXY IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER, SOLICITATION OF AN OFFER, OR PROXY SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS AND PROXY STATEMENT, NOR ANY DISTRIBUTION OF THE SECURITIES OFFERED PURSUANT TO THIS PROSPECTUS AND PROXY STATEMENT SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH HEREIN OR IN THE AFFAIRS OF FIRSTMERIT OR SECURITY FIRST OR ANY OF THEIR RESPECTIVE SUBSIDIARIES SINCE THE DATE OF THIS PROSPECTUS AND PROXY STATEMENT.

ALL INFORMATION CONTAINED OR INCORPORATED IN THIS PROSPECTUS AND PROXY STATEMENT WITH RESPECT TO FIRSTMERIT WAS SUPPLIED BY FIRSTMERIT AND ALL INFORMATION CONTAINED OR INCORPORATED IN THIS PROSPECTUS AND PROXY STATEMENT WITH RESPECT TO SECURITY FIRST WAS SUPPLIED BY SECURITY FIRST. ALTHOUGH NEITHER FIRSTMERIT NOR SECURITY FIRST HAS ANY KNOWLEDGE THAT WOULD INDICATE THAT ANY STATEMENTS OR INFORMATION RELATING TO THE OTHER PARTY CONTAINED HEREIN IS INACCURATE OR INCOMPLETE, NEITHER FIRSTMERIT NOR SECURITY FIRST CAN WARRANT THE ACCURACY OR COMPLETENESS OF SUCH STATEMENTS OR INFORMATION AS THEY RELATE TO THE OTHER PARTY.

                                    SUMMARY

     The following is a summary of certain information contained elsewhere in this Prospectus and Proxy Statement and is not intended to be a complete statement of all material facts regarding the matters to be considered at the Security First Annual Meeting. This summary is qualified in its entirety by reference to the more detailed information contained elsewhere in this Prospectus and Proxy Statement, the appendices hereto and the documents referred to and incorporated herein.

INTRODUCTION

     The Boards of Directors of FirstMerit and Security First have each unanimously adopted the Merger Agreement. A copy of the Merger Agreement is attached hereto at Appendix A. The Merger Agreement provides for the proposed merger of Security First with and into FirstMerit. The terms of the Merger and information regarding the Meeting and related matters are summarized below.

PARTIES TO THE MERGER

     FIRSTMERIT CORPORATION. FirstMerit is a bank holding company organized in 1981 under the laws of the State of Ohio and registered under the Bank Holding Company Act of 1956, as amended ("BHCA"). As of March 31, 1998, FirstMerit had total consolidated assets of $5.4 billion and total shareholders' equity of $515.3 million. FirstMerit's principal subsidiaries include FirstMerit Bank, N.A., FirstMerit Credit Life Insurance Company and FirstMerit Community Development Corporation. On March 31, 1998, FirstMerit and its subsidiaries employed approximately 2,300 full and part-time employees. See "BUSINESS OF FIRSTMERIT."

     FirstMerit's principal business as of March 31, 1998 consists of owning and supervising its subsidiaries which primarily operate in Ashtabula, Cuyahoga, Erie, Geauga, Lake, Lorain, Medina, Portage, Stark, Summit and Wayne Counties in Ohio. Although FirstMerit is principally a banking organization, its direct and indirect nonbanking subsidiaries also provide securities brokerage services, corporate and personal trust services, equipment lease financing, insurance and other financial services. FirstMerit directs the overall policies and financial resources of the subsidiaries, but the day-to-day affairs, including lending practices, services, and interest rates, are managed by their own officers. FirstMerit Credit Life Insurance engages in underwriting of credit life and credit accident and health insurance directly related to the extension of credit by the subsidiary banks to their customers. FirstMerit Community Development Corporation was organized to further the efforts of the subsidiaries in meeting the credit needs of their lending communities, and to meet the requirements of the Community Reinvestment Act. The principal executive offices of FirstMerit are located at III Cascade Plaza, 7th Floor, Akron, Ohio 44308, and its telephone number is (330) 996-6300.

     On November 2, 1997, FirstMerit entered into an Agreement of Affiliation and Plan of Merger with CoBancorp Inc. ("CoBancorp"), a bank holding corporation headquartered in Elyria, Ohio. On May 22, 1998, CoBancorp was merged with and into FirstMerit. This merger was structured as a tax-free exchange for CoBancorp shareholders receiving FirstMerit common stock, and was accounted for as a purchase transaction. CoBancorp shareholders had a right to elect to exchange their common stock for either common stock of FirstMerit, cash, or a combination of stock and cash, provided that no less than 30 percent nor more than 49 percent of the total transaction value could be paid in cash. At the effective time, based upon the average closing price for a specified period of FirstMerit's common stock of $29.375, the value of the transaction on such date was approximately $174.1 million. In connection with this merger, FirstMerit issued 3.895 million shares of its common stock and paid $50.0 million in cash based upon the shareholder elections and allocations.

     At May 31, 1998, due to the merger of CoBancorp with and into FirstMerit, total consolidated assets increased to approximately $6.1 billion and consolidated total shareholders' equity increased to approximately $629.8 million. In addition, total outstanding shares of FirstMerit Common Stock increased to approximately 65,140,577 and the number of shareholders of record increased to 7,747.

     SECURITY FIRST CORP. Security First is a multiple savings and loan holding company organized in 1992 under the laws of the State of Delaware and registered under the Home Owners' Loan Act, as amended ("HOLA"). As of March 31, 1998, Security First had total assets of $685.5 million and total shareholders' equity of $64.7 million. Security First's principal operating subsidiaries are Security Federal Savings and Loan Association of Cleveland ("Security Federal") and First Federal Savings Bank of Kent ("First Federal" and together with Security Federal, referred to herein as the "Associations").

     Security First's primary business, conducted through the Associations, consists of attracting deposits from the general public and originating real estate loans and other types of investments. Security Federal conducts its operations through its main office located in Mayfield Heights, Ohio and 11 other full-service branch offices located in Medina, Chardon, Cleveland, Painesville, Geneva, Madison, Parma Heights, Broadview Heights, Strongsville and Willoughby, Ohio. First Federal conducts its operations through its main office located in Kent, Ohio and its full service branch office located in Ravenna, Ohio.

     As of March 31, 1998, Security First and its subsidiaries employed approximately 174 full and part-time employees. See"BUSINESS OF SECURITY FIRST." The principal executive offices of Security First are located at 1413 Golden Gate Boulevard, Mayfield Heights, Ohio 44124, and its telephone number is (440) 449-3700.

SECURITY FIRST ANNUAL MEETING

MEETING DATE, TIME AND
PLACE......................  The Meeting will be held on July 30, 1998 at 2:00
                             p.m. (local time), at the Holiday Inn located at Interstate 271 and Wilson Mills Road, Mayfield Village, Ohio. This Prospectus and Proxy Statement is being furnished to the holders of Security First Common Stock in connection with the solicitation of proxies by the Board of Directors of Security First for use at the Meeting and any adjournments or postponements thereof.

PURPOSE OF MEETING.........  The purpose of the Meeting is to consider and vote upon (i) a proposal to adopt the Merger Agreement;
                             (ii) the election of two directors of Security First, (iii) the ratification of the independent auditors for Security First, and (iv) to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

SHARES ENTITLED TO VOTE....  Shares of Security First Common Stock are the only shares entitled to be voted at the Meeting. Each share of Security First Common Stock issued and outstanding on the Record Date (as defined below) is entitled to one vote.

REQUIRED VOTES TO ADOPT
  PROPOSALS................  The affirmative vote of the holders of a majority of the outstanding shares of Security First Common Stock is required to adopt the Merger Agreement. The election of directors requires a plurality of the votes of the shares present in person or by proxy and entitled to vote. Ratification of the appointment of Security First's independent auditors requires approval by a majority of the shares duly voted in person or by proxy on the proposal. Each vote is important and all Security First shareholders are encouraged to vote their shares, in person or by proxy, at the Meeting.

                             THE BOARD OF DIRECTORS OF SECURITY FIRST
                             UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS OF SECURITY FIRST VOTE "FOR" ADOPTION OF THE MERGER AGREEMENT AND "FOR" EACH OF THE OTHER PROPOSALS TO BE VOTED UPON AT THE MEETING.

                             The affirmative vote of a majority of the shares represented at the Meeting, in person or by proxy, may authorize the adjournment of the Meeting; provided, however, that no proxy which is voted against a proposal will be voted in favor of adjournment to solicit further proxies for such proposal.

RECORD DATE AND SHARES
  OUTSTANDING..............  June 17, 1998 is the record date ("Record Date")
                             for determination of the Security First
                             shareholders entitled to notice of and to vote at the Meeting. Only Security First shareholders of record as of the Record Date are entitled to notice of, and to vote at, the Meeting. On such date, there were 7,863,587 shares of Security First Common Stock outstanding.

SECURITY OWNERSHIP OF
  SECURITY FIRST...........  As of the Record Date, Security First's directors and executive officers and their affiliates beneficially owned 1,181,959 shares of Security First Common Stock (excluding 298,177 shares that may be acquired by the exercise of outstanding options and the conversion of debentures to acquire Security First Common Stock), which represented approximately 15% of the outstanding shares of Security First Common Stock entitled to vote at the Meeting. Such individuals have indicated that they intend to vote "FOR" the proposal to adopt the Merger Agreement. Accordingly, assuming such shares are voted "FOR" the proposal to adopt the Merger Agreement, adoption of the Merger Agreement will require the affirmative vote of the holders of approximately an additional 35% of the outstanding shares of Security First Common Stock. See "ANNUAL MEETING OF SECURITY FIRST SHAREHOLDERS -- Vote Required" and " -- Beneficial Ownership of Security First." Security First's directors and executive officers and their affiliates have also indicated that they intend to vote "FOR" each of the other proposals to be voted upon at the Meeting.

                             As of the Record Date, FirstMerit owned no shares of Security First Common Stock.

NO APPRAISAL RIGHTS........  Holders of Security First Common Stock are not
                             entitled to appraisal rights under the Delaware General Corporation Law (the "DGCL") in connection with the Merger. See "ANNUAL MEETING OF SECURITY FIRST SHAREHOLDERS -- No Appraisal Rights."

TERMS OF MERGER

  STRUCTURE................  Security First will be merged with and into
                             FirstMerit, and FirstMerit will be the surviving corporation. See "TERMS OF MERGER -- General." Promptly after the consummation of the Merger, the Associations will be merged with and into FirstMerit Bank, N.A., a national bank subsidiary of FirstMerit ("FirstMerit Bank").

CONVERSION OF SECURITY
  FIRST COMMON STOCK.......  Upon consummation of the Merger, each outstanding share of Security First Common Stock will be canceled and exchanged for the right to receive shares of FirstMerit Common Stock (the "Merger Consideration"). Shares of Security First Common Stock will be exchanged for shares of FirstMerit Common Stock at an exchange ratio of .8855 per share ("Exchange Ratio"). If a Security First shareholder would receive a fraction of a share of FirstMerit Common Stock, cash will be paid in lieu of such fractional share.

VALUE OF THE MERGER........  If the Merger had been consummated on June 18,
                             1998, based on the closing sale price of FirstMerit Common Stock as reported on Nasdaq/ NMS on that date, the market value for a share of Security First Common Stock would have been $26.012. The approximate market value of the total

                             Merger Consideration as of such date would have equaled approximately $229.1 million.

EFFECTIVE TIME.............  The Merger will be consummated after the adoption of the Merger Agreement by the requisite vote of the Security First shareholders, the receipt of the necessary regulatory approvals, the satisfaction or waiver of all other conditions to the consummation of the Merger specified by the Merger Agreement. See "TERMS OF MERGER -- Effective Time," "Conditions to the Merger," and "Regulatory Approvals." It is currently anticipated that the Merger will be consummated during the third or fourth quarter of 1998.

TAX AND ACCOUNTING
  TREATMENT................  The Merger is intended to qualify as a reorganization under Section 368(a)(1) of the Internal Revenue Code of 1986, as amended (the "Code"). FirstMerit's legal counsel has delivered an opinion, based upon certain customary assumptions and representations, and assuming the Merger occurs in accordance with the Merger Agreement and conditioned on the accuracy of certain representations made or to be made by FirstMerit and Security First, that the Merger will constitute a "reorganization" for federal income tax purposes and that, accordingly, no gain or loss will be recognized by FirstMerit, Security First or the Security First shareholders who exchange their shares of Security First Common Stock solely for shares of FirstMerit Common Stock in the Merger. Security First shareholders who, however, receive cash in exchange for Security First Common Stock in lieu of fractional shares will recognize taxable income to the extent of cash received.

                             No ruling has been or will be requested from the Internal Revenue Service ("IRS") with respect to the federal income tax consequences of the Merger. The opinion of counsel only represents counsel's best judgment and is not binding on the IRS or the courts. Accordingly, no assurance can be given that the IRS or a court (if a matter is litigated), will agree with counsel's conclusions, that the IRS will not challenge the tax treatment of the Merger, or that such a challenge if made (whether or not it is litigated), will not be successful.

                             IT IS IMPORTANT THAT EACH SHAREHOLDER OF SECURITY FIRST CONSULT THEIR OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER.

                             For a more complete description of the federal income tax consequences, see "CERTAIN FEDERAL INCOME TAX CONSEQUENCES" and "ACCOUNTING TREATMENT OF MERGER."

                             The Merger, if completed as proposed, will qualify as a pooling-of-interests for financial accounting purposes. The Merger Agreement provides as a condition to the parties' obligations to consummate the Merger that FirstMerit shall have received a letter from Coopers & Lybrand LLP, dated the day of the Effective Time, to the effect that, for financial reporting purposes, the Merger qualifies for pooling-of-interests accounting treatment under generally accepted accounting principles if consummated in accordance with the Merger Agreement. See "MERGER -- Accounting Treatment."

CONDITIONS.................  Consummation of the Merger is conditioned upon the adoption of the Merger Agreement by the requisite vote of the Security First shareholders, the receipt of all necessary approvals of the Merger from government regulatory agencies, the absence of a material adverse change in the consolidated financial condition, results of operations, or business of FirstMerit or Security First, the truth and accuracy of the representations and warranties of each party as set forth in the Merger Agreement, the performance of obligations by each party, and certain other customary conditions. See "TERMS OF MERGER -- Conditions to Merger" and " -- Regulatory Approvals."

NO SOLICITATION............  Security First has agreed, subject to certain fiduciary obligations of its Board of Directors, that neither it nor any of its subsidiaries will solicit or initiate any discussions or offers from any person to acquire Security First or any of its subsidiaries or any material amount of its assets or any of its equity securities. See "TERMS OF MERGER -- Conduct of Security First's Business Pending the Merger."

SECURITY FIRST STOCK
PURCHASE OPTION............  In connection with the execution of the Merger
                             Agreement, Security First has granted FirstMerit an option to purchase shares of Security First Common Stock under certain circumstances set forth in the Stock Purchase Option dated April 5, 1998 between Security First and FirstMerit (the "Security First Stock Option" or "Option"). The Security First Stock Option provides FirstMerit an option to purchase up to 19.9% of the outstanding shares of Security First's Common Stock (without giving effect to any shares subject to or issued pursuant to the Stock Purchase Option) at $22.25 per share, subject to certain adjustments. The Option is exercisable only upon the occurrence of certain events, all as set forth in the Security First Stock Option. None of such events has occurred as of the date hereof. Security First granted the Option as a condition of and in consideration for FirstMerit's entering into the Merger Agreement. The Security First Stock Option is intended to increase the likelihood that the Merger will be consummated in accordance with the terms of the Merger Agreement. Consequently, the Security First Stock Option may have the effect of discouraging persons who might now or prior to the consummation of the Merger be interested in acquiring Security First (or a significant interest in Security First) from considering or proposing such an acquisition, even if such person were prepared to pay a higher price per share for Security First Common Stock than the price per share implicit in the Merger Consideration. In the event FirstMerit acquires shares pursuant to the Security First Stock Option, it would vote those shares in the election of Security First directors and other matters requiring a shareholder vote, thereby potentially having a material impact on the outcome of such matters. See "TERMS OF MERGER -- Security First Stock Purchase Option."

REASONS FOR MERGER

     FIRSTMERIT. After careful review and consideration, FirstMerit's Board of Directors approved the terms of the Merger. The Merger with Security First represents the continued realization of FirstMerit's long-standing philosophy of acquiring retail-oriented financial institutions with dominant market share for continued customer growth. The Merger also represents a continuation of FirstMerit's acquisition strategy of combining with banking institutions in Ohio and contiguous states where FirstMerit already has or intends to obtain a significant market position. The expansion of FirstMerit's existing operations in its major northern Ohio market resulting from the Merger will provide both stronger market positions and opportunities to achieve efficiencies for the combined operations in that market. FirstMerit will draw on its experience with previous acquisitions in seeking to achieve an effective consolidation of Security First's operations with those of FirstMerit. See "BACKGROUND OF AND REASONS FOR MERGER -- Reasons for Merger -- FirstMerit."

     SECURITY FIRST. In July 1997, Security First and Charles Webb & Company ("Charles Webb"), Security First's financial advisor, identified certain factors which could limit the ability of Security First to continue its historic earnings per share and stock price growth in the future. Some of these factors included: (i) the balance sheet was approaching maximum leverage and Security First could not increase funding or attract sufficient deposits at a reasonable cost to support lending growth; (ii) reduced earnings growth due to slower asset growth and narrowing interest rate spreads; (iii) increased competition for deposits; and (iv) the expense of implementing continuing technological advances necessary to remain competitive.

     The terms of the Merger Agreement, including the consideration to be paid to Security First's shareholders, were the result of arm's length negotiations between the authorized representatives of FirstMerit and Security First. Among the factors considered by Security First's Board were (i) the consideration to be paid to Security First's shareholders in relation to the market value, book value, earnings per share and dividend rates of Security First Common Stock,
(ii) the financial condition, results of operations, capital levels, asset quality and prospects for Security First (iii) industry and economic conditions,
(iv) the impact of the Merger on the depositors, employees, customers and communities served by Security First, (v) the opinion of Security First's financial advisor as to the fairness of the consideration, from a financial point of view, to the holders of Security First Common Stock, (vi) the general structure of the transaction and the compatibility of the management and business philosophy of both organizations, (vii) the likelihood of receiving the required approvals in a timely manner, and (viii) the ability of the combined enterprise to compete in relevant banking and non-banking markets. See "BACKGROUND OF AND REASONS FOR MERGER -- Reasons for Merger -- Security First," " -- Opinion of Security First's Financial Advisor" and " -- Recommendation of Security First's Board of Directors."

OPINION OF SECURITY FIRST'S FINANCIAL ADVISOR

     Charles Webb has delivered its written opinion to Security First's Board of Directors to the effect that, as of the date the Merger Agreement was signed, the Merger Consideration was fair, from a financial point of view, to the holders of Security First Common Stock. A copy of the opinion of Charles Webb is attached hereto at Appendix B. The opinion should be read in its entirety for a description of the procedures followed, assumptions and qualifications made and matters considered by Charles Webb, and the limitations of the opinion. See also "BACKGROUND OF AND REASONS FOR MERGER -- Opinion of Security First's Financial Advisor."

RECOMMENDATION OF DIRECTORS

     The Board of Directors of FirstMerit has unanimously approved the Merger Agreement. The Board of Directors of Security First has also unanimously approved the Merger Agreement and recommends the adoption of the Merger Agreement by the Security First shareholders. See "BACKGROUND OF AND REASONS FOR MERGER -- Recommendation of Security First's Board of Directors."

     ACCORDINGLY, SECURITY FIRST'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SECURITY FIRST SHAREHOLDERS VOTE FOR THE ADOPTION OF THE MERGER AGREEMENT.

INTERESTS OF CERTAIN PERSONS IN MERGER

     Certain members of Security First's management and the Security First Board of Directors have interests in the Merger in addition to their interests as shareholders of Security First generally. Those interests relate to provisions in the Merger Agreement, among other provisions, regarding: (i) the appointment of Charles F. Valentine, Chairman of the Board and Chief Executive Officer of Security First, to the FirstMerit Board of

Directors; (ii) new three-year employment agreements for Mr. Valentine, Austin
J. Mulhern, President and Chief Operating Officer of Security First, and Jeffrey
J. Calabrese, Vice President and Secretary of Security First, which include compensation terms, in addition to salary and bonuses, such as option grants, signing bonuses, termination and change in control provisions; (iii) change in control payments of $415,000 and $254,000 to Louis J. Sorboro, President of First Federal, and to Mary H. Crotty, Vice President and Chief Financial Officer of Security First, respectively; (iv) the creation of and the appointment of certain individuals to a non-compensatory advisory board for the Kent, Ohio market to allow for the vesting of certain Security First options and restricted stock which would otherwise be forfeited upon consummation of the Merger; (v) the assumption of outstanding Security First stock options by FirstMerit; and
(vi) the continuation of certain indemnification and limitation of liability provisions provided to Security First's and Associations' directors and officers by Security First and the Associations. For a more detailed description of the interests of certain persons in the Merger, see "TERMS OF THE
MERGER -- Interests of Certain Persons in the Merger."

COMPARISON OF RIGHTS OF HOLDERS OF FIRSTMERIT COMMON STOCK AND SECURITY FIRST COMMON STOCK

     The rights of the holders of Security First Common Stock are governed by the DGCL, Security First's Certificate of Incorporation ("Security First Certificate") and Security First's Bylaws ("Security First Bylaws"). At the Effective Time, Security First's shareholders will become FirstMerit shareholders and their rights will be governed thereafter by the Ohio General Corporation Law ("OGCL") and by FirstMerit's Amended and Restated Articles of Incorporation ("FirstMerit Articles"), its Amended and Restated Code of Regulations ("FirstMerit Regulations"), and the FirstMerit Shareholders Rights Agreement dated October 21, 1993, as amended and restated on July 16, 1996 and May 20, 1998. ("FirstMerit Rights Agreement").

     The rights of a holder of Security First Common Stock are similar in most respects to the rights of a holder of FirstMerit Common Stock. FirstMerit Common Stock has associated rights which trade with the FirstMerit Common Stock, which arise pursuant to the terms of the FirstMerit Rights Agreement. Each share of FirstMerit Common Stock issued to shareholders of Security First in the Merger represents an interest in the FirstMerit Rights Agreement. The rights provide a shareholder of FirstMerit with the ability to acquire shares of capital stock of FirstMerit in the event of an attempted "takeover" of FirstMerit. The rights are not currently exercisable. All references to the FirstMerit Common Stock in this Prospectus and Proxy Statement include the associated rights ("Rights"). See "COMPARISON OF FIRSTMERIT AND SECURITY FIRST CAPITAL STOCK."

MARKET PRICES FOR FIRSTMERIT AND SECURITY FIRST COMMON STOCK

     FirstMerit Common Stock and Security First Common Stock are included for quotation on Nasdaq/NMS, under the symbols "FMER" and "SFSL," respectively. As of June 17, 1998, the Security First Record Date, there were 65,140,577 shares of FirstMerit Common Stock outstanding and held by approximately 7,747 holders of record, and 7,863,587 shares of Security First Common Stock outstanding and held by approximately 1,158 holders of record.

     The information presented in the table below sets forth the last sale prices as reported on Nasdaq/NMS for FirstMerit Common Stock and Security First Common Stock on April 3, 1998 (the last trading date preceding the public announcement of the Merger Agreement). In addition, the table indicates the last sale prices as reported on Nasdaq/NMS for FirstMerit Common Stock and Security First Common Stock on June 18, 1998, the most recent practicable date prior to the mailing of the Prospectus and Proxy Statement. The "Equivalent Value Per Share" is calculated by multiplying the last sale price of FirstMerit Common Stock on such dates by the Exchange Ratio of .8855.

                                                            FIRSTMERIT    SECURITY FIRST    EQUIVALENT
                                                              COMMON          COMMON          VALUE
                                                              STOCK           STOCK         PER SHARE
                                                            ----------    --------------    ----------
April 3, 1998.............................................   $33.063         $22.375         $29.277
June 18, 1998.............................................   $29.375         $ 24.75         $26.012

     For additional information regarding the market prices and dividends paid on the FirstMerit Common Stock and Security First Common Stock during 1996, 1997 and 1998, see "PRICE RANGE OF COMMON STOCK AND DIVIDENDS -- Market Price;" and
" -- Dividends."

     NO ASSURANCE CAN BE GIVEN AS TO THE MARKET PRICE OF SHARES OF FIRSTMERIT COMMON STOCK IF AND WHEN THE MERGER IS CONSUMMATED, OR WHEN THE SHARES OF FIRSTMERIT COMMON STOCK ARE ACTUALLY DELIVERED.

SELECTED CONSOLIDATED FINANCIAL DATA (UNAUDITED)

     The following tables present for FirstMerit, selected consolidated financial data for the three-month periods ended March 31, 1998 and 1997 and for the five-year period ended December 31, 1997, and for Security First, selected consolidated financial data for the five-year period ended March 31, 1998. The information for FirstMerit has been derived from the consolidated financial statements of FirstMerit, including the unaudited consolidated financial statements of FirstMerit incorporated in this Prospectus and Proxy Statement by reference to FirstMerit's March 31, 1998 Form 10-Q, and the audited consolidated financial statements of FirstMerit incorporated in this Prospectus and Proxy Statement by reference to the FirstMerit 1997 Form 10-K, and should be read in conjunction therewith and with the notes thereto. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE." The information for Security First has been derived from the consolidated financial statements of Security First, including the audited consolidated financial statements of Security First for the year ended March 31, 1998, and should be read in conjunction therewith and with the notes thereto, all as included herein at Appendix C to this Prospectus and Proxy Statement. Historical results are not necessarily indicative of results to be expected for any future period. With respect to FirstMerit, results for the three-month period ended March 31, 1998 are not necessarily indicative of results which may be expected for any other interim period or for the year as a whole. See "BUSINESS OF FIRSTMERIT -- Recent Developments" for information concerning FirstMerit's acquisition of CoBancorp Inc.

                             FIRSTMERIT CORPORATION

                               FIVE YEAR SUMMARY

                              THREE MONTHS ENDED
                                   MARCH 31,                             YEARS ENDED DECEMBER 31,
                            -----------------------   --------------------------------------------------------------
                               1998         1997         1997         1996         1995         1994         1993
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
RESULTS OF OPERATIONS
Interest income...........  $  102,149   $   98,562   $  407,825   $  411,745   $  416,627   $  371,018   $  361,208
Conversion to fully-tax
  equivalent..............         717          861        3,212        3,043        3,840        4,590        5,264
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------
Interest income*..........     102,866       99,423      411,037      414,788      420,467      375,608      366,472
Interest expense..........      38,049       36,058      152,369      160,773      180,933      140,181      135,149
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net interest income*......      64,817       63,365      258,668      254,015      239,534      235,427      231,323
Provision for possible
  loan losses.............       5,463        4,161       21,593       17,751       19,763        4,624        8,056
Other income..............      23,653       19,576       83,578       82,496       68,517       70,656       71,909
Other expenses............      50,784       47,747      191,080      209,702      227,779      193,410      187,945
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------
Income before federal
  income taxes*...........      32,223       31,033      129,573      109,058       60,509      108,049      107,231
Federal income taxes......       9,541        9,939       39,998       35,075       30,950       32,110       33,335
Fully-tax equivalent
  adjustment..............         717          861        3,212        3,043        3,840        4,590        5,264
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------
Federal income taxes*.....      10,258       10,800       43,210       38,118       34,790       36,700       38,599
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------
Income before
  extraordinary item......      21,965       20,233       86,363       70,940       25,719       71,349       68,632
Extraordinary item -- gain
  on disposition of assets
  after combination (net
  of tax effect)..........          --           --           --           --        5,599           --           --
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net income................  $   21,965   $   20,233   $   86,363   $   70,940   $   31,318   $   71,349   $   68,632
                            ==========   ==========   ==========   ==========   ==========   ==========   ==========
Per share:
  Income before
    extraordinary item....  $     0.36   $     0.32   $     1.38   $     1.09   $     0.38   $     1.07   $     1.03
  Extraordinary item (net
    of tax effect)........          --           --           --           --         0.09           --           --
  Basic net income........  $     0.36   $     0.32   $     1.38   $     1.09   $     0.47   $     1.07   $     1.03
                            ==========   ==========   ==========   ==========   ==========   ==========   ==========
  Diluted net income......  $     0.35   $     0.32   $     1.36   $     1.08   $     0.47   $     1.07   $     1.03
                            ==========   ==========   ==========   ==========   ==========   ==========   ==========
  Cash dividends..........  $     0.16   $    0.145   $     0.61   $     0.55   $     0.51   $     0.49   $     0.44
  Dividend payout ratio...       44.97%       45.65%       44.30%       50.56%      132.68%       45.72%       42.13%
AVERAGE RATIOS
Return on total assets....        1.68%        1.59%        1.64%        1.29%        0.55%        1.32%        1.34%
Return on shareholders'
  equity..................       16.75%       15.61%       16.62%       13.44%        5.93%       13.86%       14.30%
Shareholders' equity to
  total assets............       10.02%       10.19%        9.89%        9.64%        9.34%        9.56%        0.38%
BALANCE SHEET DATA
  Total assets
    (period-end)..........  $5,367,184   $5,225,011   $5,307,461   $5,227,908   $5,596,521   $5,722,573   $5,179,298
Daily averages:
  Total assets............  $5,308,648   $5,162,405   $5,253,785   $5,478,482   $5,654,811   $5,385,758   $5,113,854
  Earning assets..........   4,977,221    4,847,829    4,926,372    5,143,321    5,287,521    5,030,012    4,724,710
  Deposits and other
    funds.................   4,684,505    4,548,648    4,641,569    4,879,343    5,058,333    4,820,339    4,581,960
  Shareholders' equity....     531,979      525,819      519,618      527,899      528,038      514,860      479,792

---------------

*Fully-tax equivalent basis

N/A = not available

                              SECURITY FIRST CORP.

                               FIVE YEAR SUMMARY

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

                             SUMMARY OF OPERATIONS

                                                         YEARS ENDED MARCH 31,
                                          ----------------------------------------------------
                                            1998       1997       1996       1995       1994
                                          --------   --------   --------   --------   --------
                                            (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Interest income.........................  $ 55,715   $ 49,178   $ 43,593   $ 39,410   $ 38,578
Interest expense........................    29,566     25,563     22,608     18,123     18,000
                                          --------   --------   --------   --------   --------
  Net interest income...................    26,149     23,615     20,985     21,287     20,578
Provision for loan losses...............       310        323        377        582        695
                                          --------   --------   --------   --------   --------
Net interest income after provision for
  loan losses...........................    25,839     23,292     20,608     20,705     19,883
Other income............................     1,758      1,698      1,699      1,418      1,518
Merger expenses.........................        --         --       (737)        --         --
Terminated merger costs.................        --         --         --       (504)        --
Amortization of goodwill................      (104)      (107)      (111)      (112)      (111)
SAIF assessment.........................        --     (2,567)        --         --         --
Other expenses..........................   (13,202)   (12,535)   (12,519)   (11,393)   (11,275)
Federal income tax......................    (4,980)    (3,371)    (3,334)    (3,414)    (3,433)
                                          --------   --------   --------   --------   --------
Income before cumulative effect of
  accounting change.....................     9,311      6,410      5,606      6,700      6,582
Cumulative effect of accounting change
  for income taxes......................        --         --         --         --      1,168
                                          --------   --------   --------   --------   --------
Net income..............................  $  9,311   $  6,410   $  5,606   $  6,700   $  7,750
                                          ========   ========   ========   ========   ========

                         SUMMARY OF FINANCIAL CONDITION

                                                              AT MARCH 31,
                                          ----------------------------------------------------
                                            1998       1997       1996       1995       1994
                                          --------   --------   --------   --------   --------
                                            (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Cash and deposits with banks............  $ 10,003   $  4,685   $  6,314   $  7,513   $  8,067
Investments, interest-bearing deposits,
  federal funds sold, and short-term
  investments...........................    21,318     35,555     40,782     45,245     46,786
Loans receivable and mortgage-backed
  securities............................   629,303    570,498    478,906    435,119    402,926
Goodwill................................       924      1,028      1,135      1,246      1,358
Other assets............................    23,934     22,995     20,090     18,628     17,773
                                          --------   --------   --------   --------   --------
          Total assets..................  $685,482   $634,761   $547,227   $507,751   $476,910
                                          ========   ========   ========   ========   ========

Deposits................................  $508,157   $445,182   $410,737   $393,314   $387,776
Borrowings..............................   105,107    123,700     76,858     59,347     47,513
Other liabilities.......................     7,539      6,444      5,251      4,881      4,920
Shareholders' equity....................    64,679     59,435     54,381     50,209     36,701
                                          --------   --------   --------   --------   --------
          Total liabilities and
            equity......................  $685,482   $634,761   $547,227   $507,751   $476,910
                                          ========   ========   ========   ========   ========

                      OTHER STATISTICAL AND OPERATING DATA

                                                                 YEAR ENDED MARCH 31,
                                          ------------------------------------------------------------------
                                             1998          1997          1996          1995          1994
                                          ----------    ----------    ----------    ----------    ----------
                                                   (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Return on average assets................        1.39%         1.07%         1.07%         1.37%         1.64%
Return on average equity................       14.92%        11.33%        10.64%        14.58%        23.23%
Equity to assets:
  Average for the year..................        9.29%         9.47%        10.02%         9.42%         7.08%
  At year end...........................        9.44%         9.36%         9.94%         9.89%         7.70%
Net interest income to other expenses...      198.07%       188.39%       167.63%       186.84%       182.51%
Efficiency ratio(1).....................       47.29%        49.52%        55.19%        50.18%        51.03%
Net yield on average interest-earning
  assets(2).............................        4.05%         4.12%         4.16%         4.57%         4.56%
Interest rate spread during period(3)...        3.70%         3.78%         3.80%         4.30%         4.39%
Per share information(4):
  Earnings per share -- basic...........  $     1.23    $     0.86    $     0.78    $     0.93(8) $     1.40(8)
  Earnings per share -- diluted(5)......  $     1.11    $     0.78    $     0.70    $     0.82(8) $     1.15(8)
  Dividends paid per share(6)...........  $     0.32    $     0.28    $     0.27    $     0.21    $     0.12
  Dividend payout ratio(5)..............       28.83%        35.90%        38.57%        25.61%        10.44%
  Book value per share..................  $     8.56    $     7.92    $     7.35    $     6.90    $     7.33
  Tangible book value per share(7)......  $     8.44    $     7.78    $     7.20    $     6.73    $     7.06
Weighted average shares outstanding(4):
  Common shares.........................   7,552,329     7,434,891     7,169,640     7,013,042(8)  4,973,829(8)
  Common and common stock equivalent
     shares.............................   8,718,437     8,695,436     8,514,312     8,422,766(8)  6,375,611(8)

---------------

(1) Non-interest expense less goodwill divided by the sum of net interest income and other income, not including one-time gains or non-recurring expenses.

(2) Net interest income divided by average interest-earning assets.

(3) Average yield earned on interest-earning assets less average rates paid on interest-bearing liabilities.

(4) All share and per share information has been adjusted for prior stock splits in fiscal 1998 and 1994.

(5) Represents or utilizes diluted earnings, shares, and amounts, as appropriate.

(6) The amounts herein are historical per share amounts declared and paid by the Company, as adjusted for stock splits. No adjustment has been made for the acquisition of First Kent Financial Corporation, which was accounted for as a pooling of interests.

(7) Represents shareholders' equity less goodwill divided by common shares outstanding.

(8) Basic and diluted earnings per share of First Kent Financial Corporation, former parent of First Federal, subsequent to First Federal's mutual to stock conversion in June 1994 are calculated based on net income subsequent to the stock conversion divided by the weighted average shares outstanding subsequent to the stock conversion. Basic and diluted earnings per share for the fiscal year ended March 31, 1994 (prior to First Federal's mutual to stock conversion) does not include the results of First Federal.

COMPARATIVE PER SHARE DATA (UNAUDITED)

     For the periods indicated, the following table sets forth common share book value, cash dividends paid, and net income of (a) FirstMerit on a historical basis, (b) CoBancorp on a historical basis, (c) Security First Corp. on a historical basis, (d) FirstMerit, CoBancorp, and Security First on a pro forma combined basis, and (e) FirstMerit, CoBancorp and Security First on a pro forma equivalent basis. The pro forma data in the table assumes the acquisition of CoBancorp is accounted for as a purchase and the acquisition of Security First as a pooling-of-interests. The CoBancorp acquisition became effective May 22, 1998. In accordance with purchase accounting requirements, CoBancorp's pro forma results are included in the pro forma combined data for the three months ended March 31, 1998 and the year ended December 31, 1997. The pro forma dividends per share are assumed to be the same as FirstMerit's historical dividends per share. The selected annual historical data for each entity coincides with their respective fiscal years, which is December 31 for FirstMerit and CoBancorp, and March 31 for Security First and the selected unaudited interim historical financial data for each entity is based on the three month periods ended March 31, 1998 for all three entities and March 31, 1997 for FirstMerit and Security First. Information presented for years ended 1997 and prior thereto for Security First is based on its fiscal years ended March 31, 1998, 1997, 1996, 1995 and 1994. It is anticipated that upon consummation of the Merger, the fiscal year of the combined company will be December 31. Accordingly, historical financial statements of the combined company subsequent to the Merger will include the financial information of Security First on a calendar year basis. The following information should be read in conjunction with the historical financial statements of FirstMerit, CoBancorp and Security First incorporated by reference in this Prospectus and Proxy Statement and the pro forma condensed consolidated combined financial information giving effect to the Merger included elsewhere in the Prospectus and Proxy Statement.

     THE INFORMATION PRESENTED BELOW IS NOT NECESSARILY INDICATIVE OF THE RESULTS WHICH ACTUALLY WOULD HAVE BEEN OBTAINED IF THE MERGER HAD BEEN CONSUMMATED IN THE PAST OR WHICH MAY BE OBTAINED IN THE FUTURE.

                           COMPARATIVE PER SHARE DATA

                                             THREE MONTHS
                                                 ENDED
                                               MARCH 31,                      YEARS ENDED
                                            ---------------    ------------------------------------------
                                            1998      1997     1997     1996     1995     1994      1993
                                            -----    ------    -----    -----    -----    -----    ------
HISTORICAL PER SHARE DATA
FIRSTMERIT
Net income per basic common share.........  $0.36    $  0.32   $1.38    $1.09    $0.47    $1.07    $    1.03
Net income per diluted common share.......   0.35       0.32    1.36     1.08     0.47     1.07         1.03
Cash dividends paid per common share......   0.16       0.145   0.61     0.55     0.51     0.49         0.44
Book value per common share (period
  end)....................................   8.42       8.24    8.56     8.19     8.10     7.86         7.51
COBANCORP
Net income per basic common share.........   0.38       0.37    1.39
Net income per diluted common share.......   0.37       0.37    1.37
Cash dividends paid per common share......   0.18       0.17    0.71
Book value per common share (period
  end)....................................  17.17      15.78   16.93
SECURITY FIRST
Net income per basic common share.........   0.33       0.29    1.23     0.86     0.78     0.93         1.40
Net income per diluted common share.......   0.29       0.26    1.11     0.78     0.70     0.82         1.15
Cash dividends paid per common share......   0.08       0.07    0.32     0.28     0.27     0.21         0.12
Book value per common share (period
  end)....................................   8.56       7.92    8.56     7.92     7.35     6.90         7.33
PRO FORMA COMBINED
Net income per basic common share.........   0.33       0.29    1.27     1.08     0.50     1.07         1.08
Net income per diluted common share.......   0.32       0.29    1.24     1.06     0.49     1.07         1.06
Cash dividends paid per common share......   0.16       0.145   0.61     0.55     0.51     0.49         0.435
Book value per common share (period
  end)....................................   9.71       9.78    9.79     8.26     8.12     7.85         7.56

                                             THREE MONTHS
                                                 ENDED
                                               MARCH 31,                      YEARS ENDED
                                            ---------------    ------------------------------------------
                                            1998      1997     1997     1996     1995     1994      1993
                                            -----    ------    -----    -----    -----    -----    ------
PRO FORMA EQUIVALENT(1)
Net income per basic common share.........  $0.29    $  0.26   $1.12    $0.96    $0.44    $0.97    $    0.96
Net income per diluted common share.......   0.28       0.26    1.10     0.94     0.43     0.95         0.94
Cash dividends paid per common share......   0.14       0.13    0.54     0.49     0.45     0.43         0.39
Book value per common share (period
  end)....................................   8.60       8.66    8.67     7.31     7.19     6.95         6.69

---------------

(1) The Security First pro forma equivalent information presented represents the pro forma combined information multiplied by the exchange ratio of .8855.

                 ANNUAL MEETING OF SECURITY FIRST SHAREHOLDERS

DATE, TIME AND PLACE

     The Security First Annual Meeting will be held on Thursday, July 30, 1998, commencing at 2:00 p.m. (local time), at the Holiday Inn located at Interstate 271 and Wilson Mills Road, Mayfield Village, Ohio.

PURPOSE OF MEETING

     The purpose of the Meeting is to consider and vote upon (i) a proposal to adopt the Merger Agreement by and between FirstMerit and Security First; (ii) the election of two directors of Security First; (iii) ratification of the appointment of Deloitte & Touche LLP as auditors for Security First for the fiscal year ending March 31, 1999; and (iv) such other matters as may properly come before the Meeting, or any adjournments thereof.

RECORD DATE; SHARES OUTSTANDING AND ENTITLED TO VOTE

     The Record Date for the determination of holders of shares of Security First Common Stock entitled to notice of and to vote at the Meeting has been fixed by the Board of Directors of Security First as of the close of business on June 17, 1998. As of the Record Date, there were approximately 7,863,587 shares of Security First Common Stock issued and outstanding, held by approximately 1,158 shareholders of record. Holders of record of Security First Common Stock on the Record Date are entitled to one vote per share.

QUORUM; VOTE REQUIRED

     In order for Security First to be able to transact business at the Meeting, a quorum must be achieved. A quorum would be achieved only if one-third of the shares of Security First Common Stock entitled to vote at the Meeting are represented in person or by proxy at the Meeting.

     If a quorum is achieved, the affirmative vote of the holders of a majority of the shares of Security First Common Stock outstanding on the Record Date is required to adopt the Merger Agreement. The election of directors requires a plurality of the votes of the shares present in person or by proxy and entitled to vote. Ratification of the appointment of Security First's independent auditors requires approval by a majority of the shares duly voted in person or by proxy on the proposal. For purposes of counting votes on the proposal to adopt the Merger Agreement, failures to vote, abstentions and broker non-votes (i.e., proxies from brokers or nominees indicating that such persons have not received instructions from the beneficial owners or other persons as to the proposal on which such beneficial owners or persons are entitled to vote their shares but with respect to which the brokers or nominees have no discretionary power to vote without such instructions) will have the same effect as votes against the Merger Agreement. With regard to the election of directors, votes may be cast in favor of or withheld from each nominee; votes that are withheld will be excluded entirely from the vote and will have no effect. On the proposal to ratify Deloitte and Touche LLP as Security First's auditors, abstentions will have the effect of a negative vote on the proposal while failures to vote and broker non-votes will have no effect.

VOTING; SOLICITATION AND REVOCATION OF PROXIES

     The enclosed Security First proxy card is solicited on behalf of the Security First Board of Directors and may be used by Security First shareholders to vote at the Meeting. Security First shareholders are requested to complete, date and sign the accompanying proxy card and promptly return it in the accompanying postage prepaid envelope. PLEASE DO NOT FORWARD ANY STOCK CERTIFICATES WITH YOUR PROXY CARDS. Shares represented by valid proxies will be voted at the Meeting in accordance with the instructions noted thereon, but in the absence of such instructions, will be voted for adoption of the Merger Agreement and for each of the other proposals referred to herein. Failure to return your properly executed proxy card or failure to vote at the meeting will have the same effect as a vote against the proposal to adopt the Merger Agreement, but will have no effect on the election of directors or ratification of auditors.

     In addition to solicitation by mail, directors, officers and employees of Security First, who will not be specifically compensated for such services, may solicit proxies from the stockholders of Security First, personally or by telephone, telegram or other forms of communication. Brokerage houses, nominees, fiduciaries and other custodians will be requested to forward soliciting materials to beneficial owners and will be reimbursed for their reasonable expenses incurred in sending proxy material to beneficial owners. In addition, Security First has engaged Corporate Investors Communications ("CIC") to assist Security First in distributing proxy materials and contacting record and beneficial owners of Security First Common Stock. Security First has agreed to pay CIC approximately $4,500 plus out-of-pocket expenses for its services to be rendered on behalf of Security First. All costs of soliciting proxies will be borne by Security First. FirstMerit will bear the cost of all Commission filing fees incurred in connection with the Merger, and the costs of printing and mailing the Prospectus and Proxy Statement.

     Any Security First shareholder who has executed and delivered a proxy card to Security First may revoke it at any time before it is voted by attending the Meeting and voting in person, by giving notice of revocation in writing or by submitting a signed proxy card bearing a later date to Security First Corp., 1413 Golden Gate Boulevard, Mayfield Heights, Ohio 44124, Attention: Secretary, provided such notice or later dated proxy card is actually received by Security First before the vote of the Security First shareholders has been taken at the Meeting.

NO APPRAISAL RIGHTS

     Under Section 262 of the DGCL, appraisal rights are available to dissenting shareholders in connection with certain mergers or consolidations. However, unless the certificate of incorporation otherwise provides and the Security First Certificate does not, Section 262 does not provide for appraisal rights
(i) if the shares of the corporation are listed on a national securities exchange or designated as a national market system security on an inter-dealer quotations system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 shareholders (as long as the shareholders receive in the merger shares of the surviving corporation or of any other corporation the shares of which are listed on a national securities exchange or designated as a national market system security on an inter-dealer quotations system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 shareholders) or (ii) if the corporation is the surviving corporation and no vote of its shareholders is required on the merger. Accordingly, shareholders of Security First are not entitled to appraisal rights in connection with the Merger.

RECOMMENDATION OF SECURITY FIRST'S BOARD OF DIRECTORS

     The Security First Board has unanimously approved (i) the Merger Agreement and the transactions contemplated thereby and has determined that the Merger is fair to, and in the best interests of, Security First and its shareholders; (ii) the election of two directors of Security First, and (iii) the ratification of the appointment of Deloitte & Touche LLP as auditors for Security First for the fiscal year ending March 31, 1999. For a discussion of the factors considered by the Security First Board in reaching its decision to approve the Merger Agreement, see "BACKGROUND OF AND REASONS FOR MERGER -- Reasons for
Merger -- Security First."

     THE BOARD OF DIRECTORS OF SECURITY FIRST UNANIMOUSLY RECOMMENDS THAT ITS SHAREHOLDERS VOTE FOR THE ADOPTION OF THE MERGER AGREEMENT, THE ELECTION OF DIRECTORS AND THE RATIFICATION OF THE AUDITORS.

BENEFICIAL OWNERSHIP

     The following table sets forth information, as of the Record Date, regarding beneficial share ownership of Security First's directors, certain executive officers (for whom disclosure is required to be provided pursuant to Commission regulations), and all directors and executive officers of Security First as a group. The address of the directors and executive officers listed in the following table is the same as that of Security First. No persons or entities were known by management to beneficially own more than 5% of the outstanding shares of Security First Common Stock as of the Record Date.

                                                              SHARES BENEFICIALLY
                      BENEFICIAL OWNER                             OWNED(1)          PERCENT OF CLASS
                      ----------------                        -------------------    ----------------
Charles F. Valentine, Chairman of the Board and CEO.........         329,615               4.15%
Austin J. Mulhern, President and COO........................         263,053(2)            3.32%
Robert L. Anderson, Director................................         286,082(3)            3.63%
James P. Myers, Director....................................          74,690                .95%
Nicholas E. Rinaldi, D.D.S., Director.......................         103,377               1.31%
Donald E. Snow, Director....................................          51,244(4)             .65%
Louis J. Sorboro, Director..................................         152,586               1.93%
Paul V. Voinovich, Director.................................         107,895               1.37%
Jeffrey J. Calabrese, Vice President and Secretary..........          59,515(5)             .75%
Mary H. Crotty, Vice President and CFO......................          29,419                .37%
Thomas J. Deighton, Vice President..........................          22,660                .29%
All directors and executive officers of Security First as a
  group
  (12 persons)..............................................       1,480,136(6)           18.14%

---------------

(1) The nature of beneficial ownership for shares reported in this column is sole voting and investment power, except as otherwise set forth in these footnotes. Included in the shares beneficially owned by the named individuals are options to purchase shares of Common Stock and certain subordinated debentures which are convertible into shares of Common Stock, as follows: Mr. Valentine - 71,173 shares; Mr. Mulhern - 57,046 shares; Mr. Anderson - 25,674 shares; Mr. Myers - 7,166 shares; Dr. Rinaldi - 18,837 shares; Mr. Snow - 4,067 shares; Mr. Sorboro - 35,443 shares; Mr.
    Voinovich - 2,783 shares; Mr. Calabrese - 32,792 shares; Ms. Crotty - 22,668 shares; and Mr. Deighton - 20,527 shares.

(2) Includes 137,329 shares in which Mr. Mulhern has reported shared ownership.

(3) Includes 75,000 shares in which Mr. Anderson has reported shared ownership.

(4) Includes 47,177 shares in which Mr. Snow has reported shared ownership.

(5) Includes 20,946 shares in which Mr. Calabrese has reported shared ownership.

(6) Includes shares held directly, 298,777 shares subject to options granted by Security First and outstanding convertible subordinated debentures, and shares held by controlled corporations and family members, with respect to which shares the listed individuals or group members may be deemed to have sole voting and investment power.

                      BACKGROUND OF AND REASONS FOR MERGER

REASONS FOR MERGER -- FIRSTMERIT

     After careful review and consideration, FirstMerit's Board of Directors approved the terms of the Merger. The Merger with Security First represents the continued realization of FirstMerit's long-standing philosophy of acquiring retail oriented financial institutions with dominant market share for continued customer growth. The Merger will expand FirstMerit's existing banking operations in its major Northern Ohio markets, providing both stronger market positions and opportunities to achieve efficiencies for the combined operations in those markets.

     In approving the Merger, FirstMerit's Board of Directors reviewed a number of factors, including certain risks of the Merger, with a view to increasing shareholder value in the intermediate and long term. These factors included the analysis and advice of FirstMerit's management and outside advisors on the due diligence review of Security First and their analysis and advice on the financial and strategic implications of the Merger. Some of the significant strategic matters considered by FirstMerit's Board of Directors and management included the analysis and advice that the Merger will result in (a) anticipated cost savings attributable to consolidation of operations, increased efficiencies, economies of scale, and related factors, (b) improved positions in FirstMerit's major markets, and (c) a combined entity with increased financial resources. Certain risks of the Merger considered by FirstMerit's Board and senior management included Security First's loan quality, litigation, regulatory, and other legal contingencies, the uncertainties inherent in any combination of two companies, and the effort that would be necessary to achieve the anticipated cost savings and enhanced revenues. FirstMerit believes that its prior successful experience in effecting mergers will assist it in achieving the anticipated cost savings and enhanced revenues.

     In view of the wide variety of factors considered in connection with its evaluation of the Merger, the FirstMerit Board did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determination.

     During the review process, FirstMerit's senior management believed it could achieve cost reductions over time through consolidating the operations of Security First, especially where those operations will overlap or become redundant, and by achieving greater efficiencies. See "TERMS OF
MERGER -- Conduct of Security First's Business Pending the Merger." The cost reductions are expected to result from consolidation of certain facilities, elimination of duplicate data processing and other corporate overhead, and consolidation of other operations. While FirstMerit believes that these anticipated cost reductions are realistic and achievable, no assurance can be given that the cost reductions, in fact, will be achieved, or will be achieved within the time frame planned by FirstMerit, or that any cost savings which are achieved will not be offset by declining revenues or other charges to earnings. In the event that such cost reductions are not achieved, or are not achieved within the time frame planned by FirstMerit, there would be a reduction in FirstMerit's anticipated earnings on a combined basis after the Merger.

BACKGROUND OF MERGER -- SECURITY FIRST

     Security First was organized in 1992 as the holding company for Security Federal Savings & Loan Association of Cleveland, which had converted from a mutual savings and loan to a stock savings and loan in 1988. In April 1996, Security First acquired First Kent Financial Corporation ("First Kent") and its wholly owned subsidiary First Federal.

     Through the years Security First has, on an ongoing basis, reviewed its options to enhance shareholder value. Security First's primary shareholder enhancement strategy has been to build a strong retail franchise combined with a lending niche in residential construction and development. With approximately 25% of its loan portfolio invested in residential construction and development loans, Security First has generated interest rate spreads, net income and returns on equity which exceed the performance of most of its peers.

     In July 1997, Security First and Charles Webb identified certain factors which could limit the ability of Security First to continue its historic earnings per share and stock price growth in the future. Some of these factors included: (i) the balance sheet was approaching maximum leverage and Security First could not increase funding or attract sufficient deposits at a reasonable cost to support lending growth; (ii) reduced earnings growth due to slower asset growth and narrowing interest rate spreads; (iii) increased competition for deposits; and (iv) the expense of implementing continuing technological advances necessary to remain competitive.

     Based on the considerations above, Security First analyzed the opportunities for a merger of equals or the sale of Security First. At the July 31, 1997 and August 18, 1997 board meetings, Charles Webb reviewed with Security First the status of the current merger market, the relative pricing and opportunities that might be available. The Security First Board elected to pursue a possible affiliation with other financial institutions.

     Discussions were held with two financial institutions to test the market and to obtain an indication of pricing. Following several months of discussions, it became evident that these potential affiliations would not occur.

     In early 1998, the Board of Directors authorized Charles Webb to conduct a confidential inquiry regarding the possible interest of eight entities, including one of the financial institutions originally contacted, in pursuing a strategic alliance. All eight entities expressed an interest and, after signing a confidentiality agreement, were provided with Security First's financial statements, loan and deposit summaries and other data. In March 1998, four companies submitted preliminary, non-binding indications of interest to merge with Security First. Charles Webb reviewed with the Board the details of these indications of interest received. Additionally, Charles Webb reviewed with the Board the estimated relative value of the stock of each of the interested parties.

     After careful consideration, it was determined that the FirstMerit proposal was the most attractive of the four. Off-site due diligence and negotiation of the Merger Agreement began immediately. Once due diligence and the negotiation of the Merger Agreement were completed, a fixed exchange ratio of .8855 shares of FirstMerit stock for each share of Security First stock was set.

     On April 3, 1998, Security First's Board met with Charles Webb and Security First's legal counsel. At this meeting Security First's legal counsel reviewed the terms of the Merger Agreement, the Security First Stock Option and the contemplated transaction . Charles Webb delivered its opinion that the Merger Consideration was fair, from a financial point of view, to the shareholders of Security First Common Stock. After a thorough discussion of the transaction, the meeting was adjourned so that Security First's Board could have additional time to review the Merger Agreement. The meeting was reconvened on April 5, 1998 and additional discussion followed. Security First's Board voted unanimously to approve the Merger Agreement and authorized the execution of the Merger Agreement and the Security First Option.

REASONS FOR THE MERGER -- SECURITY FIRST

     The terms of the Merger Agreement, including the consideration to be paid to Security First's shareholders, were the result of arm's length negotiations between the authorized representatives of FirstMerit and Security First. Among the factors considered by Security First's Board were (i) the consideration to be paid to Security First's shareholders in relation to the market value, book value, earnings per share and dividend rates of Security First Common Stock,
(ii) the financial condition, results of operations, capital levels, asset quality and prospects for Security First (iii) industry and economic conditions,
(iv) the impact of the Merger on the depositors, employees, customers and communities served by Security First, (v) the opinion of Security First's financial advisor as to the fairness of the consideration, from a financial point of view, to the holders of Security First Common Stock, (vi) the general structure of the transaction and the compatibility of the management and business philosophy of both organizations, (vii) the likelihood of receiving the required approvals in a timely manner, and (viii) the ability of the combined enterprise to compete in relevant banking and non-banking markets. In making its determination, Security First's Board did not find it practical to, and did not quantify or otherwise attempt to, assign relative weights to the specific factors considered in reaching its determination.

     In approving the Merger Agreement, the Security First Board of Directors was aware that (i) the Merger Agreement contains certain provisions prohibiting Security First from initiating, soliciting, or negotiating other offers or agreements to acquire Security First, and (ii) the Security First Stock Option may have the effect of discouraging persons who may now, or prior to the Effective Time, be interested in acquiring all of or a significant interest in Security First from considering or proposing such an acquisition, even if such person were prepared to offer to pay consideration to stockholders of Security First which had a higher current market price than the Merger Consideration to be received for each share of Security First Common Stock pursuant to the Merger Agreement. See "TERMS OF THE MERGER -- Security First Stock Purchase Option." However, the Security First Board of Directors was also aware that such terms were specifically bargained for inducements for FirstMerit to enter into the Merger Agreement, and that the obligation of the Security First Board of Directors under the Merger Agreement to recommend approval of the Merger Agreement by its stockholders was explicitly made subject to, among other conditions, the fiduciary obligations of the Security First Board of Directors under applicable law. Accordingly, the Merger Agreement permits Security First Board of Directors, if required by the exercise of its fiduciary duties under applicable law, to withdraw, modify or change such recommendations. See "TERMS OF THE MERGER -- Conduct of Security First's Business Pending Merger." In addition, in connection with its approval of the proposed Merger, the Security First Board of Directors was advised by Charles Webb that the indicated value of the Merger exceeded Charles Webb's range of estimates of Security First's stand-alone value (i.e., the market price of Security First Common Stock if Security First remained an independent company). In presenting this advice, Charles Webb stated that these findings were necessarily based upon economic, market, monetary and other conditions as they existed and could be evaluated at the time, represented its best business judgment under the circumstances and should not be construed in any way as a financial fairness or other form of expert opinion. Charles Webb's opinion is described below and included as Appendix B to this Prospectus and Proxy Statement. See " -- Opinion of Security First's Financial Advisor."

     Security First's Board has unanimously adopted and approved the Merger Agreement and the transactions contemplated thereby and has determined that the Merger is fair to, and in the best interests of, Security First and its shareholders. THE SECURITY FIRST BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE ADOPTION OF THE MERGER AGREEMENT.

OPINION OF SECURITY FIRST'S FINANCIAL ADVISOR

     In May 1997, Charles Webb met with Security First to evaluate Security First's strategic alternatives as part of a shareholder enhancement program and to evaluate any specific proposals that might be received regarding an acquisition of Security First. Charles Webb, as part of its investment banking business, is regularly engaged in the evaluation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, and distributions of listed and unlisted securities. Charles Webb is familiar with the market for common stocks of publicly traded banks, thrifts and bank and thrift holding companies. The Security First Board selected Charles Webb on the basis of the firm's reputation and its experience and expertise in transactions similar to the Merger and its prior work for and relationship with Security First.

     Pursuant to its engagement, Charles Webb was asked to render an opinion as to the fairness, from a financial point of view, of the Exchange Ratio to shareholders of Security First in the Merger. The Exchange Ratio, upon which the Merger Consideration will be based, was determined through arm's-length negotiations between FirstMerit and Security First, although Security First was advised during such negotiations by Charles Webb. Charles Webb delivered its opinion to the Security First Board that, as of April 5, 1998, and confirmed as of the date of this Prospectus and Proxy Statement, the Merger Consideration is fair, from a financial point of view, to the shareholders of Security First. Charles Webb's opinion does not constitute a recommendation as to how any stockholder of Security First should vote with respect to the Merger Agreement. No limitations were imposed by the Security First Board upon Charles Webb with respect to the investigations made or procedures followed by it in rendering its opinion. Charles Webb has consented to the inclusion herein of the summary of its opinion to the Security First Board and to the reference to the entire opinion attached hereto at Appendix B.

     THE FULL TEXT OF THE OPINION OF CHARLES WEBB, WHICH IS ATTACHED AT APPENDIX B TO THIS PROSPECTUS AND PROXY STATEMENT, SETS FORTH CERTAIN ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY CHARLES WEBB AND SHOULD BE READ IN ITS ENTIRETY. THE SUMMARY OF THE OPINION OF CHARLES WEBB SET FORTH IN THIS PROSPECTUS AND PROXY STATEMENT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE OPINION.

     In rendering its opinion, Charles Webb (i) reviewed the Merger Agreement,
(ii) reviewed Security First's and FirstMerit's Annual Reports to Shareholders, proxy statements and annual reports on Form 10-K for the three fiscal years ended 1997, 1996 and 1995, certain interim reports to stockholders, quarterly reports on Form 10-Q of both companies, and certain other internal financial analysis considered relevant, (iii) discussed with senior management and the boards of directors of Security First and its wholly-owned subsidiary, Security Federal, the past and current business operations, regulatory relationships, financial condition and future prospects for Security First, (iv) discussed with senior management of FirstMerit their operations, financial performance and future plans and prospects, (v) considered historical quotations, levels of activity and prices of recorded transactions in Security First's and FirstMerit's common stock, (vi) reviewed financial and stock market data of other thrifts in a comparable asset range to Security First, (vii) reviewed financial and stock market data of other thrifts in a comparable asset and performance range to FirstMerit, (viii) reviewed certain recent business combinations with thrifts as the acquired company, which Charles Webb deemed comparable in whole or in part, and (ix) performed other analyses which Charles Webb considered appropriate.

     In rendering its opinion, Charles Webb assumed and relied upon the accuracy and completeness of the financial information provided to it by Security First and FirstMerit. In its review, with the consent of Security First, Charles Webb did not undertake any independent verification of the information provided to it, make any independent appraisal or evaluation of the assets, liabilities, potential exposure resulting from Year 2000 issues of Security First or FirstMerit, or potential or contingent liabilities of Security First or FirstMerit.

     Analysis of Recent Comparable Acquisition Transactions. In rendering its opinion, Charles Webb analyzed certain comparable merger and acquisition transactions of both pending and completed thrift deals, comparing the acquisition price relative to tangible book value, last twelve months ("LTM") earnings, total assets, total deposits, and premium to core deposits. The analysis included a comparison of the median of the above ratios for completed and pending acquisitions, based on the following five comparable groups: (i) all thrift acquisitions since October 1, 1997 ("Recent Transactions"); (ii) all thrift acquisitions with a total transaction value between $200 million and $400 million ("Comparable Transaction Value"); (iii) all acquisitions since October 1, 1997 with the selling thrift having equity to total assets of between 8.0% and 12.0% ("Comparable Equity Ratio"); (iv) all thrift acquisitions since October 1, 1997 with the selling thrift having a return on average equity greater than 12.0% ("Comparable Earnings Ratio"); and (v) all thrift acquisitions since October 1, 1997 located in the Midwest ("Comparable Regional Deals").

     The information in the following table summarizes the material information analyzed by Charles Webb with respect to the Merger. The summary does not purport to be a complete description of the analysis performed by Charles Webb and should not be construed independently of the other information considered by Charles Webb in rendering its opinion. Selecting portions of Charles Webb's analysis or isolating certain aspects of the comparable transactions without considering all analysis and factors could create an incomplete or potentially misleading view of the evaluation process.

                                                               PRICE TO
                                               ----------------------------------------
                                               TANGIBLE     LTM                               CORE
                                                 BOOK      EPS(2)    DEPOSITS    ASSETS     DEPOSIT
                                                 (%)        (X)        (%)        (%)      PREMIUM(3)
                                               --------    ------    --------    ------    ----------
CONSIDERATION -- $29.28 PER SHARE(1).........   354.5       27.4       50.4       37.4        36.7

                                                NUMBER    MEDIAN FOR ALL DEALS SINCE OCTOBER 1, 1997
                                                ------    ------------------------------------------
RECENT TRANSACTIONS
  Completed...................................    47      198.6     23.0     18.0     24.8     12.6
  Pending.....................................    50      205.1     22.7     21.2     28.1     16.4
COMPARABLE TRANSACTION VALUE
  Completed...................................     2      217.2     17.3     21.1     35.0     22.2
  Pending.....................................     7      232.2     24.2     21.3     30.9     21.3
COMPARABLE EQUITY RATIO
  Completed...................................    21      214.3     23.9     22.4     26.2     18.7
  Pending.....................................    14      214.8     26.1     21.6     30.8     20.4
COMPARABLE EARNINGS RATIO
  Completed...................................    12      238.3     21.4     17.3     21.8     15.1
  Pending.....................................    16      256.1     18.2     19.8     27.8     19.9
COMPARABLE REGIONAL DEALS
  Completed...................................    15      169.8     23.0     22.4     28.6     16.3
  Pending.....................................    14      191.8     22.5     20.6     29.0     15.3

---------------

(1) Based on FirstMerit's closing price of $33.06 on April 3, 1998 and the Exchange Ratio of .8855.

(2) Last twelve months ending December 31, 1997 earnings per share ("EPS") were $1.07.

(3) Calculation based on total transaction value less equity divided by core deposits.

     Based on the above information Charles Webb concluded that the multiples implied by the .8855 Exchange Ratio and the implied per share price of $29.28, were in the ranges of each mentioned comparable group, and relative to price to tangible book and price to LTM EPS exceeded significantly all of the comparable groups.

     In preparing its analyses, Charles Webb made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of Charles Webb and Security First. The analyses performed by Charles Webb are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses and do not purport to be appraisals or reflect the prices at which a business may be sold.

     Charles Webb will receive a fee of approximately $2.5 million for services rendered in connection with advising and issuing a fairness opinion regarding the Merger. As of the date the Prospectus and Proxy Statement was mailed to Security First shareholders, Charles Webb had received $125,000 of such fee, the remainder of the fee is due at the Effective Time.

RECOMMENDATION OF SECURITY FIRST'S BOARD OF DIRECTORS

     The Security First Board has unanimously adopted and approved the Merger Agreement and the transactions contemplated thereby and has determined that the Merger is fair to, and in the best interests of, Security First and its shareholders. THE SECURITY FIRST BOARD THEREFORE RECOMMENDS A VOTE FOR APPROVAL OF THE MATTERS PRESENTED AT THE SECURITY FIRST ANNUAL MEETING.

     For a discussion of the factors considered by the Security First Board in reaching its decision to approve the Merger Agreement, see "BACKGROUND OF AND REASONS FOR MERGER -- Reasons for Merger -- Security First."

     THE BOARD OF DIRECTORS OF SECURITY FIRST UNANIMOUSLY RECOMMENDS THAT ITS SHAREHOLDERS VOTE FOR THE ADOPTION OF THE MERGER AGREEMENT.

                                TERMS OF MERGER

     THIS PORTION OF THE PROSPECTUS AND PROXY STATEMENT DESCRIBES VARIOUS ASPECTS OF THE MERGER. THE FOLLOWING DESCRIPTION DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE MERGER AGREEMENT ATTACHED HERETO AT APPENDIX A AND INCORPORATED HEREIN BY REFERENCE. THE SHAREHOLDERS OF SECURITY FIRST ARE URGED TO READ THE MERGER AGREEMENT IN ITS ENTIRETY.

GENERAL

     The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions (including, among other things, the adoption of the Merger Agreement by the shareholders of Security First and the receipt of all necessary regulatory approvals), Security First will be merged with and into FirstMerit at the Effective Time. The separate corporate existence of Security First will cease at the Effective Time, FirstMerit will be the surviving corporation in the Merger and the shareholders of Security First will become shareholders of FirstMerit. See "TERMS OF MERGER -- Effective Time."

CONVERSION OF SECURITY FIRST COMMON STOCK

     Upon consummation of the Merger, each outstanding share of Security First Common Stock will be canceled and exchanged for the right to receive .8855 of a share of FirstMerit Common Stock. If a Security First shareholder would receive a fraction of FirstMerit Common Stock, cash will be paid in lieu of such fractional share.

     SECURITY FIRST STOCK CERTIFICATES SHOULD NOT BE FORWARDED TO THE EXCHANGE AGENT UNTIL A SECURITY FIRST SHAREHOLDER HAS RECEIVED THE TRANSMITTAL LETTER AND SHOULD NOT BE RETURNED WITH THE ENCLOSED PROXY.

NO EFFECT ON FIRSTMERIT COMMON STOCK

     At the Effective Time, each share of FirstMerit Common Stock then issued and outstanding will continue to be one share of FirstMerit Common Stock.

NO FRACTIONAL SHARES OF FIRSTMERIT COMMON STOCK TO BE ISSUED

     No fractional shares of FirstMerit Common Stock will be issued in the Merger. In lieu of fractional shares, each holder of shares of Security First Common Stock who otherwise would have been entitled to a fraction of a share of FirstMerit Common Stock, upon surrender of his certificates representing shares of Security First Common Stock, will be paid the cash value (without interest) of such fraction, which will be equal to such fraction multiplied by the average of the last sale prices of FirstMerit Common Stock as reported on Nasdaq/ NMS for the five trading days immediately preceding the Effective Time.

RIGHTS OF HOLDERS OF SECURITY FIRST STOCK CERTIFICATES PRIOR TO SURRENDER

     Upon surrender to the Exchange Agent of certificates representing shares of Security First Common Stock, the shareholder will be entitled to receive in exchange, certificate(s) representing the appropriate number of shares of FirstMerit Common Stock to which such shareholder is entitled, as well as cash in lieu of any fractional share of FirstMerit Common Stock. Unless and until the certificates representing shares of Security First Common Stock are so surrendered, no dividend or other distribution with respect to FirstMerit Common Stock with a record date occurring after the Effective Time as of any time subsequent to the consummation of the Merger will be paid to the holder of any such unsurrendered certificate. Holders of unsurrendered certificates are entitled to vote after the Effective Time at any meeting of FirstMerit shareholders regardless of whether such holders have exchanged their certificates. Upon surrender of certificates to the Exchange Agent, the former Security First shareholder will receive certificates representing the FirstMerit Common Stock into which such shareholder's shares of Security First Common Stock were converted and the dividends or other distributions (without interest) that have previously become payable with respect to such FirstMerit Common Stock.

LOST CERTIFICATES

     Any Security First shareholder who has lost or misplaced a certificate for any of his shares of Security First Common Stock should immediately contact National City Bank Shareholder Services at (800) 622-6757, to begin the process for replacing the lost certificate prior to the Effective Time.

TREATMENT OF STOCK OPTIONS OUTSTANDING UNDER SECURITY FIRST STOCK OPTION PLANS

     As of March 31, 1998, there were unexercised stock options outstanding under the Security First 1987 Stock Option and Incentive Plan, 1996 Stock Option and Incentive Plan and the First Kent Financial Corporation 1994 Stock Option Plan (collectively, the "Security First Option Plans") to purchase 374,892 shares of Security First Common Stock at prices varying from $3.92 to $13.41 per share. Each stock option or right to acquire Security First Common Stock granted pursuant to the Security First Option Plans which is outstanding and unexercised, whether or not then exercisable, immediately prior to the Effective Time, will cease to represent the right to acquire shares of Security First Common Stock and shall be converted into the right to acquire that number of FirstMerit Common Stock equal to (a) the number of shares of Security First Common Stock subject to the unexercised option multiplied by (b) the Exchange Ratio. The exercise price per share of FirstMerit Common Stock under such option shall be equal to the exercise price per share of the Security First Common Stock which was purchasable under each unexercised option divided by the Exchange Ratio (rounded to the nearest whole cent) necessary to assure that the rights and benefits of the optionee under such option shall not be increased or decreased by reason of this conversion. The duration and other terms and conditions of the options shall be the same, except that references to Security First shall be deemed to be references to FirstMerit. Under the Merger Agreement, Security First has agreed not to grant additional options under the Security First Option Plans. See "TERMS OF MERGER -- Interests of Security First Executive Officers and Directors."

CONDUCT OF FIRSTMERIT'S BUSINESS PENDING THE MERGER

     The Merger Agreement requires FirstMerit (including its subsidiaries) to conduct its business, during the period from the date the Merger Agreement was signed until the Effective Time, in such a manner so as not to materially interfere with the ability to consummate the Merger, to delay the Effective Time or to have a material adverse effect upon the transactions contemplated by the Merger Agreement.

CONDUCT OF SECURITY FIRST'S BUSINESS PENDING THE MERGER

     GENERAL. The Merger Agreement requires Security First (including its subsidiaries) to conduct its business, during the period from the date the Merger Agreement was signed until the Effective Time, in the ordinary course substantially consistent with its practices in effect on the date the Merger Agreement was signed. In addition, the Merger Agreement restricts Security First from engaging in certain transactions during the period from the date the Merger Agreement was signed until the Effective Time, including, among other things,
(a) amending, repealing, or otherwise modifying the Security First Certificate or Security First Bylaws, or comparable organizational documents of any of the subsidiaries of Security First, (b) entering into any loan or credit commitment to, or investing or agreeing to invest in, any person or entity if such commitment or investment would exceed $500,000 as a residential loan or $1.0 million as a commercial loan, without first consulting with FirstMerit, except that Security First and its subsidiaries may honor contractual obligations in existence on the date of the Merger Agreement, (c) selling, assigning or disposing of certain of its significant assets to a third party or purchasing or acquiring certain significant assets from a third party, (d) entering into any transaction, agreement, or commitment outside the ordinary course of its business which is material to Security First and its subsidiaries taken as a whole, (e) issuing or selling any capital stock or other securities (with certain limited exceptions, including pursuant to the exercise of employee stock options or the convertible subordinated debentures outstanding on the date of the Merger Agreement), (f) acquiring beneficial ownership of any class of equity securities of any corporation, (g) declaring a dividend, except for a regular quarterly cash dividend not in excess of $.09 per share, or (h) adopting or amending (with certain limited exceptions) any employee compensation, bonus, or benefit plans or, except in amounts generally consistent with past practice, increasing the compensation or fringe benefits of any present or former director, officer or employee or paying any bonus, compensation, or benefit not required by any existing plan or arrangement.

     NO SOLICITATION OF ALTERNATIVE ACQUISITION TRANSACTIONS. The Board of Directors of Security First is recommending unanimously that the holders of Security First Common Stock vote in favor of adoption of the Merger Agreement at the Security First Annual Meeting. Security First has agreed that neither it nor any of its subsidiaries will solicit or initiate any proposals or offers from any person, or discuss or negotiate with any such person, to acquire Security First, any of its subsidiaries, any material amount of its assets, any of its equity securities, or consider any merger or business consolidations, except that Security First and/or its subsidiaries may furnish information to and discuss or negotiate with any person making an unsolicited proposal if (i) the Board of Directors of Security First determines in good faith and upon the advice of legal counsel that such action is required for the directors of Security First to fulfill their fiduciary duties and obligations to the Security First shareholders and other constituencies under Delaware law, and (ii) prior to furnishing such information to, or entering into discussions or negotiations with, such person or entity, Security First provides immediate written notice to FirstMerit to the effect that it is furnishing information to, or entering into discussions or negotiations with, such a person or entity. In addition, the Merger Agreement provides that the Security First Board of Directors may not withdraw or modify its recommendation to the Security First shareholders following receipt of a proposal for any such transaction unless the Board of Directors of Security First determines in good faith and upon the advice of legal counsel that such action is required for the directors of Security First to fulfill their fiduciary duties and obligations to the Security First shareholders and other constituencies under Delaware law.

     ADDITIONAL SECURITY FIRST RESERVES, ACCRUALS, CHARGES, AND EXPENSES. The Merger Agreement provides that FirstMerit and Security First will consult and cooperate with each other prior to the Effective Time (a) to conform Security First's approach to determining the level of the allowance for loan losses to the approach used by FirstMerit, (b) to determine appropriate accruals, reserves and charges for Security First to establish and take in respect of excess facilities and equipment capacity, severance costs, write-down or write-off of various assets, and other appropriate accounting adjustments, taking into account FirstMerit's business plan following the Merger, and (c) to determine the amount and timing for recognizing, for financial accounting purposes, the expenses of the Merger and the restructuring charges related to or to be incurred in connection with the Merger. Security First will, on a basis mutually satisfactory to Security First and FirstMerit, establish and take all such reserves, accruals and charges and recognize, for financial accounting purposes, such expenses and charges, provided that all conditions to FirstMerit's and Security First's obligations to consummate the Merger have been satisfied or waived and that such reserves, accruals and charges conform with generally accepted accounting principles, applicable laws and regulations and the requirements of governmental entities.

CONDITIONS TO THE MERGER

     CONDITIONS FOR BOTH FIRSTMERIT AND SECURITY FIRST. The obligations of each of FirstMerit and Security First to consummate the Merger are subject to the fulfillment or waiver at or prior to the closing of the Merger, including, but not limited to, of the following conditions: (a) the Merger and the Merger Agreement shall have been approved and adopted by the requisite vote of the shareholders of Security First; (b) there shall have been received all necessary consents to and approvals of the transactions contemplated by the Merger Agreement from governmental agencies (other than immaterial consents), and such consents shall not include any conditions or requirements which, in the reasonable opinion of the Board of Directors of FirstMerit, would have a Material Adverse Effect (as defined below) on the anticipated economic and business benefits to FirstMerit of the transactions contemplated by the Merger, taken as a whole; (c) the Registration Statement shall have been declared effective by the Commission and shall not be subject to a stop order; (d) no restraining order or injunction prohibiting the Merger shall be in effect; (e) FirstMerit shall have received an opinion of its counsel to the effect the Merger will constitute a tax-free reorganization under Code Section 368(a)(1)(A); and (f) FirstMerit shall have received a letter, dated the date of the Closing, from Coopers & Lybrand to the effect that, for financial reporting purposes, the Merger qualifies for pooling-of-interests accounting treatment under generally accepted accounting principles, if consummated in accordance with this Agreement.

     CONDITIONS FOR FIRSTMERIT. The obligation of FirstMerit to consummate the Merger is also subject to the fulfillment or waiver of the following additional conditions: (a) Security First shall have performed in all material respects all of its obligations contained in the Merger Agreement required to be performed at or prior to the closing of the Merger; (b) the representations and warranties of Security First contained in the Merger Agreement shall be true and correct as of the Effective Time, except (among other exceptions) as expressly contemplated by the Merger Agreement and to the extent that the inaccuracy of Security First's representations or warranties, individually or in the aggregate, shall not have a Material Adverse Effect on Security First; (c) there shall not have been any change in the financial condition, results of operations or business of Security First and its subsidiaries that either individually or in the aggregate would have a Material Adverse Effect on Security First, other than as a result of any action taken by Security First at the written request of FirstMerit pursuant to the Merger Agreement to establish specified additional reserves, accruals, charges or expenses; (d) receipt by FirstMerit of officers' certificates as to certain matters; and (e) receipt by FirstMerit of an opinion of Security First's legal counsel regarding certain customary legal matters.

     CONDITIONS FOR SECURITY FIRST. The obligation of Security First to consummate the Merger is also subject to the fulfillment or waiver of the following additional conditions: (a) FirstMerit shall have performed in all material respects all of its obligations contained in the Merger Agreement required to be performed at or prior to the closing of the Merger; (b) the representations and warranties of FirstMerit contained in the Merger Agreement shall be true and correct as of the Effective Time, except (among other exceptions) as expressly contemplated by the Merger Agreement and to the extent that the inaccuracy of FirstMerit's representations or warranties, individually or in the aggregate, shall not have a Material Adverse Effect on FirstMerit; (c) receipt by Security First of officers' certificates as to certain matters; (d) receipt by Security First of an opinion of FirstMerit's legal counsel regarding certain customary legal matters; and (e) there shall not have been any change in the financial condition, results of operations or business of FirstMerit and its subsidiaries that would have a Material Adverse Effect on FirstMerit.

     "Material Adverse Effect" on Security First or FirstMerit is defined in the Merger Agreement to mean a material adverse effect (other than as a result of changes (x) in banking laws or regulations of general applicability or interpretations thereof by court or governmental entities, and (y) in generally accepted accounting principles) on the respective condition (financial and otherwise), results of operations, or business of Security First and its subsidiaries, or FirstMerit and its subsidiaries, as the case may be, taken as a whole, or on the ability of Security First or FirstMerit, as the case may be, to consummate the transactions contemplated hereby. The effect of any action taken by Security First at the written request of FirstMerit pursuant to the Merger Agreement to establish specified additional reserves, accruals, charges, or expenses, shall not be taken into consideration in determining whether any Material Adverse Effect has occurred. See "TERMS OF MERGER -- Conduct of Security First's Business Pending the Merger."

REGULATORY APPROVALS

     Consummation of the Merger is subject to and conditioned upon receipt by FirstMerit and Security First of all necessary and material regulatory approvals. Approvals must be obtained from the Board of Governors of the Federal Reserve System ("Federal Reserve") and the Office of the Comptroller of the Currency ("OCC"), with a notice filing with the Office of Thrift Supervision ("OTS"). Applications for these approvals have all been filed, but to date approvals have not been granted by any of the agencies. The Merger may not be consummated until all of these regulatory approvals are received and until the 15th day after approval is received from the latest of the Federal Reserve or OCC.

ACTIONS REQUIRED FOR REGULATORY APPROVAL

     The Merger Agreement provides that each of FirstMerit and Security First shall use its diligent efforts to resolve any objections asserted with respect to the Merger by the Federal Reserve, the United States Department of Justice ("Department of Justice") or any other governmental entity (including, without limitation, objections under any antitrust and banking laws). In the event a suit is threatened or instituted challenging the Merger as violative of the antitrust laws, the Merger Agreement requires each of FirstMerit and Security First to use its diligent efforts to avoid the filing of, resist, or resolve such suit. FirstMerit and Security First must use their diligent efforts to take such action as may be required (a) by the Federal Reserve, the Department of Justice or any other governmental entity in order to resolve such objections as any of them may have to the Merger, or (b) by any federal or state court of the United States, in any suit brought by a private party or governmental entity challenging the Merger as violative of any antitrust laws, in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order, or other order, which has the effect of preventing the consummation of the Merger.

WAIVER OF CONDITIONS, AMENDMENT, OR TERMINATION OF THE MERGER AGREEMENT

     WAIVER. The Merger Agreement provides that either FirstMerit or Security First may extend the time for the performance of the obligations of the other, waive any inaccuracies in the representations or warranties of the other party contained in the Merger Agreement or in any document delivered pursuant thereto, waive compliance with any of the conditions or covenants of the other party contained in the Merger Agreement, or waive or modify performance of any of the obligations of the other party under the Merger Agreement. Notwithstanding these provisions, the Merger cannot be completed unless the approvals of the Merger by the Federal Reserve and OCC, and certain other regulatory authorities are obtained and unless the shareholders of Security First adopt the Merger Agreement by the requisite affirmative vote. See "TERMS OF MERGER -- Regulatory Approvals" and "ANNUAL MEETING OF SECURITY FIRST SHAREHOLDERS -- Vote Required."

     AMENDMENT. The Merger Agreement may be amended, either before or after its adoption by the shareholders of Security First, upon authorization by the respective Boards of Directors of Security First and FirstMerit. Any such amendment, however, made subsequent to the adoption of the Merger Agreement by the shareholders of Security First may not (a) alter the amount or change the form of the consideration contemplated by the Merger Agreement, (b) alter or change any term of the articles of incorporation of the surviving corporation to be affected by the Merger, or (c) alter or change the qualification of the Merger as a tax-free reorganization under the provisions of Section 368 of the Code.

     TERMINATION. The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after adoption of the Merger Agreement by the shareholders of Security First, under any of the following circumstances:
(a) by mutual agreement of the parties by the vote of a majority of the Board of Directors of each of FirstMerit and Security First; (b) by the vote of a majority of the Board of Directors of either FirstMerit or Security First if the Merger is not consummated on or before December 31, 1998, unless the failure to consummate is related to the action or inaction of a regulatory agency and such action or inaction is not related to either FirstMerit's or Security First's breach of their respective obligations to file certain material with regulatory agencies, then on or before March 31, 1999; (c) by the vote of a majority of the Board of Directors of Security First if certain material conditions have not been met or waived by Security First; (d) by the vote of a majority of the Board of Directors of FirstMerit if certain material conditions have not been met or waived by FirstMerit; (e) by the vote of a majority of the Board of Directors of either FirstMerit or Security First if any regulatory agency has denied approval of the Merger and such denial has become final and non-appealable; and (f) by the vote of a majority of the Board of Directors of either FirstMerit or Security First in the event of a material breach by the other party of any representation or covenant, which breach is not cured, within 30 days after written notice.

     EXPENSES. Generally, each party is responsible for the costs and expenses incurred by it in connection with the transactions contemplated by the Merger Agreement. If the Merger Agreement is terminated by Security First or FirstMerit because of the material breach by the other party of any representation, warranty, covenant, undertaking or restriction contained in the Merger Agreement, and if the terminating party is not in material breach of any representation, warranty, covenant, undertaking or restriction contained in the Merger Agreement, then the breaching party shall pay all costs and expenses of the terminating party, including but not limited to printing, mailing and related fees, as well as fees for financial advisors, accountants and legal counsel; provided, however, that if the Merger Agreement is terminated under other circumstances, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such costs and expenses.

EFFECTIVE TIME

     Upon satisfaction of all conditions under the Merger Agreement that have not been waived, FirstMerit and Security First will file appropriate certificates with the Secretary of State of the State of Ohio and the Secretary of State of the State of Delaware. The Merger will become effective when such filing has been made, whereupon FirstMerit will be the surviving corporation and the separate existence of Security First will cease. The Effective Time will occur as promptly as practicable after the date all of the conditions to the Merger are satisfied or duly waived or at such other date as FirstMerit and Security First may agree. FirstMerit and Security First currently anticipate that the Merger will be completed during the third or fourth quarter of 1998, although delays in obtaining the necessary regulatory approvals, which approvals cannot be waived, could delay such completion of the Merger. See "TERMS OF MERGER -- Regulatory Approvals" and "Actions Required for Regulatory Approvals."

SECURITY FIRST STOCK PURCHASE OPTION

     GENERAL. Subsequent to the execution of the Merger Agreement, FirstMerit and Security First entered into the Security First Stock Option. One effect of the Security First Stock Option is to increase the likelihood that the Merger will be consummated by making it both more difficult and more expensive for another party to attempt to obtain control of or acquire Security First. The terms of the Security First Stock Option provide that FirstMerit has an option to purchase up to 19.9% of Security First Common Stock (without giving effect to the issuance of any shares subject to the Security First Stock Option). The purchase price is $22.25 per share. The number of shares and the purchase price are subject to adjustment as described in the Security First Stock Option.

     PURCHASE EVENTS; EXERCISE OF OPTION. The Security First Stock Option provides that FirstMerit may exercise the Security First Stock Option upon the occurrence of one or more of the following "Purchase Events:" (a) Security First shall have proposed to enter into or enters into an agreement (other than with FirstMerit) to effect (i) a merger, consolidation, or other business combination involving Security First or any of its significant subsidiaries with or into any person, (ii) a sale, lease, or other disposition of assets or earning power of Security First representing 20% or more of the consolidated assets or earning power of Security First to any person, or (iii) an issuance, sale, or other disposition of securities representing 20% or more of the voting power of Security First to any person (any of the foregoing being an "Acquisition Transaction"); (b) any person, other than FirstMerit, commences or files a registration statement with respect to a tender offer or exchange offer to acquire shares of Security First Common Stock such that the person would beneficially own 25% or more of the Security

First Common Stock then outstanding; (c) any person, other than FirstMerit, acquires beneficial ownership of 20% or more of the Security First Common Stock then outstanding, or any group has been formed that beneficially owns 20% or more of the Security First Common Stock then outstanding; or (d) the holders of Security First Common Stock do not approve the Merger Agreement at the Security First Annual Meeting, the Security First Annual Meeting is not held or is canceled prior to termination of the Merger Agreement, or Security First's Board of Directors withdraws or modifies in a manner adverse to FirstMerit the recommendation of Security First's Board of Directors that Security First's shareholders approve the Merger, in each case after any person (i) publicly announces a bona fide proposal, or publicly discloses a bona fide intention to make a bona fide proposal, to engage in an Acquisition Transaction, or (ii) files an application or gives notice under the BHCA or the Change in Bank Control Act of 1978 for approval to engage in an Acquisition Transaction.

     Generally, the right to exercise the Security First Stock Option terminates upon the earliest of (a) the Effective Time, (b) 12 months after the first occurrence of a Purchase Event, and (c) termination of the Merger Agreement in accordance with its terms before the occurrence of a Purchase Event.

     In the event of any change in the Security First Common Stock by reason of a stock dividend, split-up, recapitalization, combination, exchange of shares, or similar transaction, the type and number of shares or securities subject to the Security First Stock Option and the purchase price therefor will be adjusted appropriately.

     REPURCHASE OF OPTION. During the 12-month period following the first occurrence of a Repurchase Event (as described below), FirstMerit will have the right to require Security First to repurchase the Security First Stock Option and all shares of Security First Common Stock purchased upon exercise of the Security First Stock Option that are beneficially owned by FirstMerit at the time the repurchase is requested. The aggregate repurchase price will be the sum of (a) the aggregate purchase price paid by FirstMerit for all shares of Security First Common Stock, if any, purchased upon exercise of the Security First Stock Option that are beneficially held by FirstMerit at the time the repurchase is requested, (b) the excess, if any, of the Applicable Price (as described below) over the purchase price paid by FirstMerit for each share of Security First Common Stock purchased upon exercise of the Security First Stock Option that are beneficially held by FirstMerit at the time the repurchase is requested, multiplied by the number of such shares, and (c) the excess, if any, of the Applicable Price over the purchase price payable upon exercise of the Security First Stock Option multiplied by the number of shares with respect to which the Security First Stock Option has not been exercised.

     "Repurchase Event" has the same meaning as "Acquisition Transaction," except that the percentage referred to in subparagraph (a)(ii) of the definition of Acquisition Transaction above in the paragraph captioned "Purchase Events; Exercise of Option" is 50%, and the percentage referred to in subparagraph
(a)(iii) of the definition is 40%. "Applicable Price" means the highest of (x) the highest price per share to be paid by any person (other than FirstMerit) for Security First Common Stock or the highest consideration per share to be received by the holders of Security First Common Stock, in each case pursuant to an agreement for a business combination with Security First that is entered into after April 5, 1998 and before the repurchase is requested, (y) the highest closing sales price per share of Security First Common Stock reported on Nasdaq/NMS during the 60 business days before the repurchase is requested, and
(z) in the event of the sale by Security First of assets or earning power aggregating more than 50% of the consolidated assets or earning power of Security First and its subsidiaries to any person, the sum of the price paid for such assets or earning power and the current value of the remaining assets of Security First and its subsidiaries, divided by the number of shares of Security First Common Stock outstanding at the time of the sale. Notwithstanding any other provision, the consideration payable to FirstMerit shall be adjusted so that the maximum payable to FirstMerit under this provision will not exceed the aggregate purchase price paid by FirstMerit pursuant to the Security First Stock Option, plus $7.5 million.

     Except to the extent that FirstMerit has exercised its right to require Security First to repurchase the Security First Stock Option and the Security First Common Stock purchased upon exercise of the Security First Stock Option, as described in the preceding paragraphs, during the six-month period beginning 12 months after the first occurrence of a Repurchase Event, Security First will have the right to repurchase from FirstMerit all of the shares of Security First Common Stock purchased upon exercise of the Security First Stock Option that are beneficially owned by FirstMerit at the time the repurchase is requested. The aggregate price will be the greater of (a) 110% of the average closing sales price per share of Security First Common Stock reported on Nasdaq/ NMS for the ten business days before the repurchase is requested and (b) the sum of (x) the purchase price per share paid by FirstMerit for such shares and (y) FirstMerit's "pre-tax per share carrying cost" (as defined in the Security First Stock Option) for such shares, multiplied in either case by the number of shares being repurchased.

     REGISTRATION RIGHTS; RIGHT OF FIRST REFUSAL. Upon request by FirstMerit within the 18-month period following the first exercise of the Security First Stock Option (or later in the event of a delay in obtaining certain regulatory approvals), Security First will prepare and file a registration statement with the Commission if such registration is necessary to permit the sale or other disposition of the shares of Security First Common Stock purchased upon exercise of the Security First Stock Option. Security First is also required to permit FirstMerit to include the shares in certain registration statements filed by Security First with the Commission during the periods referred to in the prior sentence.

     At any time after the first occurrence of a Purchase Event and until the later of (a) 24 months following the first exercise of the Security First Stock Option and (b) termination of the Security First Stock Option, Security First will have a right of first refusal with respect to the sale or other disposition of shares of Security First Common Stock purchased by FirstMerit upon exercise of the Security First Stock Option. This right of first refusal will not, however, apply to (x) any disposition in which the proposed transferee will receive not more than 2% of the outstanding Security First Common Stock, (y) any registered public offering in which steps are taken to reasonably ensure that no purchaser will acquire more than 2% of the outstanding Security First Common Stock, and (z) any transfer to a wholly owned subsidiary of FirstMerit that agrees to be bound by the terms of the Security First Stock Option.

     TERMINATION OF OPTION. FirstMerit may not exercise the Security First Stock Option if, at the time of exercise, it is in material breach of the Merger Agreement. Moreover, Security First's obligations under the Security First Stock Option will terminate and the Security First Stock Option will no longer be exercisable if the Merger Agreement is terminated and FirstMerit is in material breach of the Merger Agreement when it is terminated; provided that, for this purpose, if the Merger Agreement is to be terminated by FirstMerit, Security First must upon request notify FirstMerit if a material breach by FirstMerit exists and, if the Merger Agreement is terminated by Security First and all of the material breaches by FirstMerit are curable, Security First must provide FirstMerit with notice of the material breaches and an opportunity to cure.

     ADDITIONAL PROVISIONS. Certain rights and obligations of Security First and FirstMerit under the Security First Stock Option are subject to receipt of required regulatory approvals. Among others things, regulatory approvals are required for the acquisition by FirstMerit of more than 5% of the outstanding Security First Common Stock.

INTERESTS OF CERTAIN PERSONS IN MERGER

     GENERALLY. Certain members of Security First's management and the Security First Board of Directors may be deemed to have interests in the Merger in addition to their interests as shareholders of Security First generally. The Security First Board of Directors was aware of these interests and considered them in adopting the Merger Agreement. Set forth below are descriptions of the material interests of the directors and certain executive officers of Security First in the Merger in addition to their interests as shareholders of Security First generally.

     POST-MERGER DIRECTORS AND OFFICERS. Charles F. Valentine, Chairman of the Board and Chief Executive Officer of Security First will be appointed, promptly after the Effective Time, as a member of the Board of Directors of FirstMerit for a term to expire in the year 2001. In addition, Mr. Valentine and Austin J. Mulhern, President and Chief Operating Officer of Security First, will become officers of FirstMerit and FirstMerit Bank, and Jeffrey J. Calabrese, Vice President and Secretary of Security First, will become an officer of FirstMerit Bank. See " -- New Employment Agreements" below. Mr. John R. Cochran, the Chairman and Chief Executive Officer of FirstMerit, will continue as the Chairman and Chief Executive Officer of FirstMerit. The persons currently serving as directors of FirstMerit will continue to serve on the Board of Directors of FirstMerit, and persons currently serving as executive officers of FirstMerit will continue to serve in such capacities.

     EXISTING EMPLOYMENT AGREEMENTS. Security Federal maintains employment agreements with Messrs. Valentine, Mulhern, Calabrese and Mary H. Crotty, Vice President and Chief Financial Officer of Security First. First Federal maintains an employment agreement with Louis J. Sorboro, President of First Federal. These employment agreements provide for, among other things, an annual base salary in an amount not less than such employee's current salary and a rolling three year term (with annual extensions subject to an annual performance review and approval by the Security Federal or First Federal Board of Directors, as the case may be). The existing employment agreements provide for payment to the employee of his or her salary for the remainder of the term of the agreement, plus up to 299% of his or her "base compensation" (five-year average) under certain circumstances in the event of a change in control of Security Federal or First Federal. The existing employment agreements also entitle such employees to continuing health benefits for the terms of their agreements in the event of termination other than for cause.

     Consummation of the Merger will constitute a change in control for purposes of the existing employment agreements. Pursuant to the Merger Agreement, FirstMerit has agreed (i) to enter into new employment agreements with Messrs. Valentine, Mulhern and Calabrese as of the Effective Time, conditioned upon the cancellation of their current employment agreements with Security First and (ii) that Security First will, as of the Effective Time, pay to Mr. Sorboro $415,000 and to Ms. Crotty $254,000 due to them under their existing employment agreements in connection with a change in control. Mr. Sorboro and Ms. Crotty will also receive continued health benefits during the remaining terms of their prior employment agreements following the Effective Time. See "Election of Directors -- Employment Agreements" for additional information on the existing employment agreements.

     NEW EMPLOYMENT AGREEMENTS. FirstMerit will enter into new employment agreements with Messrs. Valentine, Mulhern and Calabrese at the Effective Time. These employment agreements are summarized below.

     Mr. Valentine, pursuant to his employment agreement with FirstMerit, will serve as Executive Vice President of FirstMerit and President of the Construction Financing Division of FirstMerit Bank. Mr. Valentine's term of employment will be for three years. Mr. Valentine will receive an annual base salary of $219,000 and a grant of a non-qualified stock option to purchase 22,500 shares of FirstMerit common stock at the fair market value of the underlying common stock on the date of grant. The option will vest over three years (5,000 after the first year, 5,000 after the second year and 12,500 after the third year); however, vesting will accelerate if Mr. Valentine is terminated for any reason other than voluntary resignation (except for good reason) or termination for cause. Mr. Valentine will be eligible to receive an annual cash bonus of 40% to 70% of his base salary in accordance with FirstMerit's Incentive Compensation Plan. FirstMerit has also agreed to reimburse Mr. Valentine for certain expenses and to pay for certain perquisites generally provided to other similarly situated employees of FirstMerit. Mr. Valentine's employment agreement with FirstMerit contains provisions regarding non-competition and maintenance of trade secrets and confidential information not covered in his employment agreement with Security First. In the event Mr. Valentine's employment with FirstMerit is terminated for any reason prior to the expiration of the term of his employment agreement, FirstMerit will pay him a lump sum cash payment of $985,000. As an inducement to enter into the new employment agreement with FirstMerit, FirstMerit will pay Mr. Valentine a $150,000 signing bonus payable upon execution of his new employment agreement.

     Mr. Valentine will participate in FirstMerit's retirement benefit plans typically available to similarly situated FirstMerit employees, including FirstMerit's pension plan, employees' salary savings retirement plan, unfunded supplemental benefits plan and supplemental executive retirement plan. Pursuant to the membership agreement entered into between FirstMerit and Mr. Valentine under the supplemental executive retirement plan (the "SERP"), if Mr. Valentine maintains employment with FirstMerit for the term of his employment agreement he will receive a lump sum cash payment in the amount of the greater of (i) the Actuarial Equivalent of the Monthly Retirement Income (as such terms are defined in the SERP), or (ii) $1,426,769.

     Mr. Valentine's employment agreement with FirstMerit also contains a change in control provision. This provision provides generally that after the first anniversary of his employment agreement but before the expiration of such agreement, if Mr. Valentine's employment is terminated following a change in control of FirstMerit, other than as a result of voluntarily resignation (except for good reason), termination for cause, or death, he will receive an amount equal to 200% of his "base amount" as determined under Section 280G of the Internal Revenue Code of 1986, as amended, subject to certain adjustments.

     Mr. Mulhern, pursuant to his employment agreement with FirstMerit, will serve as Senior Vice President of FirstMerit and Senior Vice President of FirstMerit Bank. Mr. Mulhern's term of employment will be for three years. Mr. Mulhern will receive an annual base salary of $176,300 and a grant of a non-qualified stock option to purchase 15,000 shares of FirstMerit common stock at the fair market value of the underlying common stock on the date of grant. The option will vest over three years (3,334 after the first year, 3,333 after the second year and 8,333 after the third year); however, vesting will accelerate if Mr. Mulhern is terminated for any reason other than voluntary resignation (except for good reason) or termination for cause. Mr. Mulhern will be eligible to receive an annual cash bonus of 30% to 60% of his base salary in accordance with FirstMerit's Incentive Compensation Plan. FirstMerit has also agreed to reimburse Mr. Mulhern for certain expenses and to pay for certain perquisites generally provided to other similarly situated employees of FirstMerit. Mr. Mulhern's employment agreement with FirstMerit also contains provisions regarding non-competition and maintenance of trade secrets and confidential information not covered in his employment agreement with Security First. In the event Mr. Mulhern's employment with FirstMerit is terminated for any reason prior to the expiration of the term of his employment agreement, FirstMerit will pay him a lump sum cash payment of $661,000.

     Mr. Mulhern will participate in FirstMerit's retirement benefit plans typically available to similarly situated FirstMerit employees, including FirstMerit's pension plan, employees' salary savings retirement plan, unfunded supplemental benefits plan and SERP. Pursuant to the membership agreement entered into between FirstMerit and Mr. Mulhern under the SERP, if Mr. Mulhern maintains employment with FirstMerit for the term of his employment agreement he will receive a lump sum cash payment in the amount of the greater of (i) the Actuarial Equivalent of the Monthly Retirement Income (as such terms are defined in the SERP), or (ii) $1,561,804.

     Mr. Mulhern's employment agreement with FirstMerit contains a change in control provision identical to the one described above for Mr. Valentine.

     Mr. Calabrese, pursuant to his employment agreement with FirstMerit, will serve as Vice President of the Construction Financing Division of FirstMerit Bank. Mr. Calabrese's term of employment will be for three years. Mr. Calabrese will receive an annual base salary of $85,700 and a grant of a non-qualified stock option to purchase 20,000 shares of FirstMerit common stock at the fair market value of the underlying common stock on the date of grant. The option will vest over three years (2,000 after the first year, 3,000 after the second year and 15,000 after the third year); however, vesting will accelerate if Mr. Calabrese is terminated for any reason other than voluntary resignation (except for good reason) or termination for cause. Mr. Calabrese will be eligible to receive an annual cash bonus of 20% to 40% of his base salary in accordance with FirstMerit's Incentive Compensation Plan. FirstMerit has also agreed to reimburse Mr. Calabrese for certain expenses and to pay for certain perquisites generally provided to other similarly situated employees of FirstMerit. Mr. Calabrese's employment agreement with FirstMerit also contains provisions regarding non-competition and maintenance of trade secrets and confidential information not covered in his employment agreement with Security First. In the event that Mr. Calabrese's employment with FirstMerit is terminated for any reason prior to the expiration of the term of his employment agreement, FirstMerit will pay him a lump sum cash payment of $296,000. As an inducement to enter into the new employment agreement with FirstMerit, FirstMerit will pay Mr. Calabrese a $200,000 signing bonus payable upon execution of his new employment agreement.

     Mr. Calabrese will participate in FirstMerit's retirement benefit plans typically available to similarly situated FirstMerit employees, including FirstMerit's pension plan and employees' salary savings retirement plan.

     STOCK OPTION PLAN. The Security First outstanding options under its stock option plan will be assumed by FirstMerit. All terms and conditions of the Security First stock options will remain unchanged, except that from and after the Effective Time (i) FirstMerit and its compensation committee shall be substituted for Security First and its Stock Option Committee, (ii) each such Security First stock option may be exercised only for FirstMerit Common Stock,
(iii) the number of shares subject to Security First stock options will be adjusted to allow the holder, upon exercise, to receive shares of FirstMerit Common Stock calculated by multiplying the Exchange Ratio (.8855) by the number of shares of Security First Common Stock subject to the Security First stock options, and (iv) the exercise price of each Security First stock option will be adjusted by dividing the exercise price per share by the Exchange Ratio.

     ADVISORY BOARD. Pursuant to the Merger Agreement, FirstMerit has agreed to establish a non-compensated advisory board for the Kent, Ohio market and to appoint each holder of an unvested option or restricted stock, which persons include, among others, Mr. Sorboro and director Myers, to such advisory board for the purpose of allowing such options and restricted stock to vest in accordance with their terms.

     INDEMNIFICATION. The Merger Agreement provides that, except as may be limited by applicable law, FirstMerit agrees to honor, for a period of six years after the Effective Time, the terms of indemnification and the limitations on liability which are provided Security First's and Associations' directors, officers and employees, for matters occurring prior to the Effective Time. FirstMerit has also agreed to maintain in effect, for a period of up to three years after the Effective Time, the current insurance policies maintained by Security First (or substitute policies with substantially the same coverage and terms) covering directors' and officers' liability with respect to claims which arise from factors or events which occurred before the Effective Time, except that FirstMerit's obligation for the second and subsequent years following the Effective Time will be based upon its ability to obtain such insurance at a commercially reasonable cost.

     Indemnification of directors, officers and employees of Security First and the Associations for activities following the Effective Time will be provided to the same extent it is provided to other persons working in similar capacities for FirstMerit.

EMPLOYEES OF SECURITY FIRST

     Employees of Security First, other than the persons who are parties to the agreements, who do not become employees of FirstMerit or its subsidiaries, or who become employees of FirstMerit or its subsidiaries but whose employment is terminated during the 180-day period after the Effective Time (except if such termination is for cause), will be entitled to receive separation monies under FirstMerit's standard separation plan in consideration for a standard release of FirstMerit regarding matters related to employment and termination of employment. The separation monies are generally calculated as follows:

              YEARS OF SERVICE                        NON-EXEMPT                  EXEMPT
              ----------------                        ----------                  ------
Up to one year continuous service............  2 Weeks Pay               4 Weeks Pay
One year to 5 years continuous service.......  4 Weeks Pay               8 Weeks Pay
Five years continuous service or more........  1 Week Pay per year of    2 Weeks Pay per year of
                                               service maximum of 26     service; maximum of 26
                                               weeks                     weeks

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

MARKET PRICES

     FirstMerit Common Stock and Security First Common Stock are included for quotation on Nasdaq/NMS, under the symbols "FMER" and "SFSL," respectively. As of the June 17, 1998, there were approximately 65,140,577 shares of FirstMerit Common Stock outstanding and held by approximately 7,747 holders of record, and 7,863,587 shares of Security First Common Stock outstanding and held by approximately 1,158 holders of record. The following table sets forth the high and low closing sale prices of the FirstMerit Common Stock and Security First Common Stock for the periods indicated.

                                                 FIRSTMERIT         SECURITY FIRST
                                               SALE PRICES(1)       SALE PRICES(2)
                                              ----------------    ------------------
                                               HIGH      LOW       HIGH        LOW
                                              ------    ------    -------    -------
YEAR ENDED DECEMBER 31, 1996:
  First Quarter.............................  $16.25    $13.88    $ 10.00    $  7.67
  Second Quarter............................   16.00     15.00       9.50       7.67
  Third Quarter.............................   16.00     14.13       9.67       8.83
  Fourth Quarter............................   18.00     15.63      12.09       9.17
YEAR ENDED DECEMBER 31, 1997:
  First Quarter.............................   21.38     17.38      12.83      11.67
  Second Quarter............................   25.25     19.25      15.00      12.00
  Third Quarter.............................   27.00     22.63      19.25      14.50
  Fourth Quarter............................   30.75     24.88      21.50      17.38
YEAR ENDED DECEMBER 31, 1998:
  First Quarter.............................   34.38     25.88      24.00      18.50
  Second Quarter (through June 18, 1998)....   33.25     28.00     27.875     22.375

---------------

(1) Adjusted to reflect 2-for-1 stock split paid in the form of a 100% stock dividend completed in September 1997.

(2) Adjusted to reflect the 3-for-2 stock split paid in the form of a 50% stock dividend in July 1997.

DIVIDENDS

     The following table sets forth dividends declared per share of FirstMerit Common Stock and Security First Common Stock, respectively, for the periods indicated. The ability of either FirstMerit or Security First to pay dividends to its respective shareholders is subject to certain restrictions. See "REGULATORY MATTERS."

                                                              FIRSTMERIT     SECURITY FIRST
                                                             DIVIDENDS(1)     DIVIDENDS(2)
                                                             ------------    --------------
YEAR ENDED DECEMBER 31, 1996:
  First Quarter............................................     $0.135           $0.06
  Second Quarter...........................................      0.135            0.07
  Third Quarter............................................      0.135            0.07
  Fourth Quarter...........................................      0.145            0.07
YEAR ENDED DECEMBER 31, 1997:
  First Quarter............................................     $0.145           $0.07
  Second Quarter...........................................      0.145            0.08
  Third Quarter............................................       0.16            0.08
  Fourth Quarter...........................................       0.16            0.08
YEAR ENDED DECEMBER 31, 1998:
  First Quarter............................................     $ 0.16           $0.08
  Second Quarter (through June 18, 1998)...................       0.16            0.09

---------------

(1) Adjusted to reflect 2-for-1 stock split paid in the form of a 100% stock dividend in September 1997.

(2) Adjusted to reflect the 3-for-2 stock split paid in the form of a 50% stock dividend in July 1997.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The following discussion is a summary of the anticipated material federal income tax consequences of the Merger of Security First with and into FirstMerit to Security First and to the existing shareholders of Security First, but does not purport to be a complete analysis of all the potential tax effects of the Merger. The discussion is based upon an opinion of FirstMerit's legal counsel, which is based upon the Code, Treasury Regulations, IRS rulings and judicial decisions now in effect, all of which are subject to change at any time by legislative, judicial, or administrative action. Any such change may or may not be applied retroactively. No discussion is rendered with respect to the effect, if any, of any pending or future legislation or administrative regulation or ruling which may have a bearing on any of the foregoing.

     There is no undertaking or requirement to provide notice of changes which may occur after the date hereof, including any change in the law, whether by legislative or regulatory action, judicial interpretation or otherwise, or of any change of facts as they presently exist. No information is provided herein with respect to foreign, state or local tax laws or estate and gift tax considerations, or the federal or state income tax considerations that may affect the treatment of a shareholder who acquired his Security First Common Stock pursuant to an employee stock option, under special circumstances or is subject to special rules (such as foreign persons, financial institutions, tax-exempt organizations, retirement plans, dealers in securities or insurance companies).

     No ruling has been or will be requested from the IRS with respect to the federal income tax consequences of the Merger. The opinion of counsel only represents counsel's best judgment and is not binding on the IRS or the courts. Accordingly, no assurance can be given that the IRS or a court (if a matter is litigated), will agree with counsel's conclusions, that the IRS will not challenge the tax treatment of the Merger, or that such a challenge if made (whether or not it is litigated), will not be successful.

     IT IS IMPORTANT THAT EACH SHAREHOLDER OF SECURITY FIRST CONSULT THEIR OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER.

     FirstMerit has received an opinion of Brouse & McDowell, L.P.A., dated the date of this Prospectus and Proxy Statement, to the effect that, under currently applicable law, the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and, accordingly, for United States federal income tax purposes:

          (i) no gain or loss will be recognized by FirstMerit or Security First as a result of the Merger;

          (ii) no gain or loss will be recognized by the shareholders of Security First who exchange their shares of Security First Common Stock solely for shares of FirstMerit Common Stock pursuant to the Merger (except with respect to cash received in lieu of a fractional share interest in FirstMerit Common Stock);

          (iii) the tax basis of shares of FirstMerit Common Stock received by shareholders of Security First who exchange all of their shares of Security First Common Stock solely for shares of FirstMerit Common Stock in the Merger will be the same as the tax basis of the shares of Security First Common Stock surrendered in exchange therefor (reduced by any amount allocable to a fractional share interest for which cash is received); and

          (iv) the holding period of the shares of FirstMerit Common Stock received in the Merger will include the period during which the shares of Security First Common Stock surrendered in exchange therefor were held, provided such shares of Security First Common Stock were held as capital assets at the Effective Time.

     The opinion of Brouse & McDowell, L.P.A. described above is based on facts, representations and assumptions set forth in such opinion, and certificates of officers of Security First and FirstMerit.

     The obligations of the parties to consummate the Merger are conditioned upon the receipt by FirstMerit of an opinion of Brouse & McDowell, L.P.A., dated the day of the Effective Time, substantially to the foregoing effect. Such opinion will be based upon facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing at the Effective Time. In rendering such opinion, Brouse & McDowell, L.P.A. may require and rely upon representations contained in certificates of officers of Security First, FirstMerit and others.

     Cash received by a holder of Security First Common Stock in lieu of a fractional share interest in FirstMerit Common Stock will be treated as received in redemption of such fractional share interest, and a Security First shareholder should generally recognize capital gain or loss for federal income tax purposes measured by the difference between the amount of cash received and the portion of the tax basis of the share of Security First Common Stock allocable to such fractional share interest. Such gain or loss should be a long-term capital gain or loss if the holding period for such share of Security First Common Stock is greater than one year at the Effective Time. In the case of an individual Security First shareholder, such capital gain will be taxed at a maximum rate of 28%, if such Security First shareholder's holding period is more than one year but not more than 18 months, and at a maximum rate of 20% if such holding period is more than 18 months. The holding period of a share of FirstMerit Common Stock received in the Merger (including a fractional share interest deemed received and redeemed as described above) will include the holder's holding period in the Security First Common Stock surrendered in exchange therefor.

     THE FOREGOING IS A SUMMARY OF THE ANTICIPATED FEDERAL INCOME TAX CONSEQUENCES OF THE PROPOSED MERGER UNDER THE CODE AND IS FOR GENERAL INFORMATION ONLY. IT DOES NOT INCLUDE CONSEQUENCES OF STATE, LOCAL OR OTHER TAX LAWS OR SPECIAL CONSEQUENCES TO PARTICULAR SHAREHOLDERS HAVING SPECIAL SITUATIONS. SHAREHOLDERS OF SECURITY FIRST SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING SPECIFIC TAX CONSEQUENCES OF THE MERGER TO THEM, INCLUDING THE APPLICATION AND EFFECT OF FEDERAL, STATE AND LOCAL TAX LAWS AND TAX CONSEQUENCES OF SUBSEQUENT SALES OF FIRSTMERIT COMMON STOCK.

                         ACCOUNTING TREATMENT OF MERGER

     The Merger, if completed as proposed, will qualify as a pooling-of-interests for accounting and financial reporting purposes. Under the pooling-of-interests method of accounting, the historical basis of the assets and liabilities of FirstMerit and Security First will be retroactively combined for the entire fiscal period in which the Merger occurs and for all periods prior to the Merger at historically recorded amounts. See "PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)." In order to qualify for the pooling-of-interests method of accounting, FirstMerit will issue approximately
1.1 million shares of FirstMerit Common Stock, prior to the Effective Time to cure tainted shares.

     The obligations of FirstMerit and Security First to effect the Merger are conditioned, among other things, upon their receipt from Coopers & Lybrand LLP of a letter, dated the day of the Effective Time, to the effect that, for financial accounting purposes, the Merger qualifies for pooling-of-interests accounting treatment under generally accepted accounting principles if consummated in accordance with the Agreement. See "MERGER -- Conditions to the Merger -- Conditions to Each Party's Obligations." The Merger Agreement further provides that neither FirstMerit nor Security First shall intentionally take or cause to be taken any action, whether before or after the Effective Time, which would disqualify the Merger as a pooling-of-interests for accounting purposes.

             RESALES OF FIRSTMERIT COMMON STOCK RECEIVED IN MERGER

     The shares of FirstMerit Common Stock issued to Security First shareholders pursuant to the Agreement will have been registered under the 1933 Act, but such registration does not cover resales by shareholders of Security First who may be deemed to be "affiliates" of Security First, as that term is used in paragraphs
(c) and (d) of Rule 145 promulgated under the 1933 Act. In addition, there are limitations on resales by affiliates of Security First necessary in order for the Merger to qualify for pooling-of-interests accounting treatment. Pursuant to the Agreement, prior to the Effective Time, Security First shall identify to FirstMerit all persons who were, at the time of the Annual Meeting, possible "affiliates" of Security First. The Merger Agreement further provides that Security First shall use reasonable efforts to obtain from each person it identifies to FirstMerit as a possible "affiliate" of Security First a commitment that such person will not sell, pledge, transfer or otherwise dispose of any shares of Security First Common Stock held by such "affiliate" or shares of FirstMerit Common Stock received by such "affiliate" in the Merger: (a) in the case of FirstMerit Common Stock only, except in compliance with the applicable provisions of the 1933 Act and the rules and regulations promulgated thereunder, and (b) during the periods during which any such sale, pledge, transfer or other disposition would, under generally accepted accounting principles or the rules, regulations or interpretations of the Commission, disqualify the Merger for pooling-of-interests treatment. Commission guidelines indicate that the pooling-of-interests method of accounting generally will not be challenged on the basis of sales by "affiliates" of the acquiring or acquired company if such "affiliates" do not dispose of any of the shares of the acquired or acquired company they owned prior to the consummation of a merger or shares of the acquiring corporation they receive in connection with a merger during the period beginning 30 days before the merger and ending when financial results covering at least 30 days of post-merger operations of the combined entity have been published.

     This Prospectus and Proxy Statement does not cover any reoffers or resales of FirstMerit Common Stock received by affiliates of Security First.

         FIRSTMERIT'S ARTICLES OF INCORPORATION AND CODE OF REGULATIONS

     The Articles of FirstMerit in effect immediately prior to the Merger will be the articles of incorporation of FirstMerit as the surviving corporation after the Merger. The Regulations of FirstMerit in effect immediately prior to the Merger will be the regulations of FirstMerit after the Merger.

                             NO RIGHTS OF APPRAISAL

     Section 262(b)(1) of the DGCL provides that no appraisal rights under the DGCL shall be available (unless the Security First Certificate otherwise provides, which it does not) for the holders of shares of any class or series of stock which, at the record date fixed to determine the stockholders entitled to receive notice of and vote at the meeting of stockholders to act upon an agreement of merger, were either listed on a national securities exchange or held of record by more than 2,000 stockholders (as long as the stockholders receive in the merger shares of the surviving corporation or of any other corporation the shares of which are listed on a national securities exchange or held of record by more than 2,000 stockholders). Because Security First Common Stock is listed on Nasdaq/ NMS and is held of record by more than 2,000 stockholders, and FirstMerit Common Stock is listed on a national securities exchange and is held of record by more than 2,000 stockholders, stockholders of Security First are not entitled to appraisal rights in connection with the Merger.

         PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS (UNAUDITED)

     The following unaudited pro forma condensed combined financial statements are presented assuming the Merger will be accounted for using the pooling-of-interests method. Historical financial data of FirstMerit and Security First included in the following data have been taken from the financial statements and other financial information of FirstMerit and Security First incorporated herein by reference. The pro forma condensed combined balance sheet includes the historical accounts of FirstMerit and Security First as of March 31, 1998 and the related pro forma condensed combined statements of income for the three months ended March 31, 1998 and 1997 include the historical accounts of FirstMerit and Security First for the periods indicated. The acquisition of CoBancorp by FirstMerit on May 22, 1998 was accounted for as a purchase and its results are included as of March 31, 1998, for the three months ended March 31, 1998 and the year ended December 31, 1997. The pro forma condensed combined consolidated statements of income for years ended in 1997, 1996 and 1995 include the financial data of FirstMerit for its fiscal years ended December 31 and the financial data of Security First for its fiscal years ended March 31. The unaudited pro forma combined financial data do not reflect expenses expected to be incurred by FirstMerit and Security First in connection with the Merger.

     THE FOLLOWING PRO FORMA INFORMATION IS NOT NECESSARILY INDICATIVE OF THE RESULTS WHICH ACTUALLY WOULD HAVE BEEN OBTAINED IF THE MERGER HAD BEEN CONSUMMATED IN THE PAST OR WHICH MAY BE OBTAINED IN THE FUTURE.

             PRO FORMA CONDENSED COMBINED BALANCE SHEET (UNAUDITED)

                                 MARCH 31, 1998

                             (FMER)       (COBI)                          FMER/COBI
                           FIRSTMERIT    COBANCORP    PRO FORMA           PRO FORMA   SECURITY FIRST                 PRO FORMA
                           CORPORATION     INC.      ADJUSTMENTS   NOTE   COMBINED        CORP.        ADJUSTMENTS   COMBINED
                           -----------   ---------   -----------   ----   ---------   --------------   -----------   ---------
                                                                 (DOLLARS IN THOUSANDS)
ASSETS:
  Investment
     securities..........  $ 1,166,734    144,106          362      2D    1,311,202       19,765                     1,330,967
  Federal funds sold.....          100     22,700                            22,800        2,700                        25,500
  Net loans..............    3,802,974    407,558      (10,752)     2E    4,199,780      627,460                     4,827,240
  Cash and due from
     banks...............      179,437     29,850     ( 57,261)      2      152,026       10,699                       162,725
  Premises and equipment,
     net.................      100,560     19,150       (9,540)     2G      110,170        8.534                       118,704
  Accrued interest and
     other assets........      117,379     20,428      124,419      2H      262,226       16,324                       278,550
                           -----------    -------     --------            ---------      -------         -------     ---------
                           $ 5,367,184    643,792       47,228            6,058,204      685,482               0     6,743,686
                           ===========    =======     ========            =========      =======         =======     =========
LIABILITIES AND
  SHAREHOLDERS' EQUITY:
  Deposits...............  $ 4,246,131    559,959       (9,806)     2F    4,796,284      508,157                     5,304,441
  Securities sold under
     agreement to
     repurchase and other
     borrowings..........      517,956     16,874                           534,830       98,267                       633,097
  Accrued taxes, expenses
     and other
     liabilities.........       87,716      7,160                            94,876       14,379                       109,255
                           -----------    -------     --------            ---------      -------         -------     ---------
                             4,851,803    583,993       (9,806)           5,425,990      620,803                     6,046,793
  Common stock...........      110,197      6,738       (6,738)      1      110,197           76          16,021       126,294
  Treasury stock.........     (133,609)                116,833       2      (16,776)      (1,671)                      (18,447)
  Capital surplus........                  18,554      (18,554)      1                    16,021         (16,021)
  Net unrealized gains on
     available for sale
     securities..........        1,879      1,185       (1,185)               1,879           48                         1,927
  Retained earnings......      536,914     33,322      (33,322)             536,914       50,205                       587,119
                           -----------    -------     --------            ---------      -------         -------     ---------
                               515,381     59,799       59,799              632,214       64,679               0       696,893
                           -----------    -------     --------            ---------      -------         -------     ---------
                           $ 5,367,184    643,792       47,228            6,058,204      685,482               0     6,743,686
                           ===========    =======     ========            =========      =======         =======     =========

See accompanying notes to pro forma condensed combined financial information.

         PRO FORMA CONDENSED COMBINED STATEMENTS OF INCOME (UNAUDITED)

                   FOR THE THREE MONTHS ENDED MARCH 31, 1998

                              (FMER)       (COBI)                             FMER & COBI   SECURITY
                            FIRSTMERIT    COBANCORP    PRO FORMA               PRO FORMA      FIRST     PRO FORMA
                            CORPORATION     INC.      ADJUSTMENTS   NOTE(S)    COMBINED       CORP.      COMBINED
                            -----------   ---------   -----------   -------   -----------   ---------   ----------
                                                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Interest income...........  $  102,149       11,942        (30)        3         114,445       14,259      128,704
                                                           384         3
Interest expense..........      38,049        4,647        817         3          44,201        7,447       51,648
                                                           688         3
                            ----------    ---------     ------                ----------    ---------   ----------
  Net interest income.....      64,100        7,295     (1,151)                   70,244        6,812       77,056
Provision for loan
  losses..................       5,463           75                                5,538           84        5,622
                            ----------    ---------     ------                ----------    ---------   ----------
  Net interest income
    after provision for
    loan losses...........      58,637        7,220     (1,151)                   64,706        6,728       71,434
Other income..............      22,105        1,676                               23,781          461       24,242
Net securities gains......       1,548           16                                1,564                     1,564
Other expenses............      50,784        7,025        239         3          59,601        3,400       63,001
                                                         1,553         3
                            ----------    ---------     ------                ----------    ---------   ----------
  Income before income
    taxes & extraordinary
    item..................      31,506        1,887     (2,943)                   30,451        3,789       34,240
                            ----------    ---------     ------                ----------    ---------   ----------
Federal income taxes......       9,541          415     (1,030)                    8,926        1,329       10,255
Extraordinary
  item -- merger costs,
  net of tax..............                      164                                  164                       164
                            ----------    ---------     ------                ----------    ---------   ----------
  Net income..............  $   21,965        1,308     (1,913)                   21,360        2,460       23,820
                            ==========    =========     ======                ==========    =========   ==========
Per share data:
Basic EPS.................  $     0.36         0.38                                 0.33         0.33         0.33
Diluted EPS...............  $     0.35         0.37                                 0.32         0.29         0.32
Average common shares
  outstanding -- basic....  61,731,556    3,481,800                           65,597,050    7,546,978   72,279,899
Average common shares
 outstanding -- diluted...  62,576,989    3,535,828                           66,502,465    8,653,919   74,165,511

See accompanying notes to pro forma condensed combined financial information.

         PRO FORMA CONDENSED COMBINED STATEMENTS OF INCOME (UNAUDITED)

                   FOR THE THREE MONTHS ENDED MARCH 31, 1997

                             (FMER)        (COBI)                             FMER & COBI   SECURITY
                           FIRSTMERIT    COBANCORP     PRO FORMA               PRO FORMA      FIRST     PRO FORMA
                           CORPORATION      INC.      ADJUSTMENTS   NOTE(S)    COMBINED       CORP.      COMBINED
                           -----------   ----------   -----------   -------   -----------   ---------   ----------
                                                  (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Interest income..........  $   98,562        11,137        (30)        3         110,053       12,874      122,927
                                                           384         3
Interest expense.........      36,058         4,239        817         3          41,802        6,795       48,597
                                                           688         3
                           ----------    ----------     ------                ----------    ---------   ----------
  Net interest income....      62,504         6,898     (1,151)                   68,251        6,079       74,330
Provision for loan
  losses.................       4,161            75                                4,236           59        4,295
                           ----------    ----------     ------                ----------    ---------   ----------
  Net interest income
    after provision for
    loan losses..........      58,343         6,823     (1,151)                   64,015        6,020       70,035
Other income.............      19,113         1,486                               20,599          402       21,001
Net securities gains.....         463           (13)                                 450                       450
Other expenses...........      47,747         6,728        239         3          56,267        3,216       59,483
                                                         1,553         3
                           ----------    ----------     ------                ----------    ---------   ----------
  Income before income
    taxes................      30,172         1,568     (2,943)                   28,797        3,206       32,003
                           ----------    ----------     ------                ----------    ---------   ----------
Federal income taxes.....       9,939           281     (1,030)                    9,190        1,056       10,246
                           ----------    ----------     ------                ----------    ---------   ----------
  Net income.............  $   20,233         1,287     (1,913)                   19,607        2,150       21,757
                           ==========    ==========     ======                ==========    =========   ==========
Per share data:
Basic EPS................  $     0.32          0.37                                 0.29         0.29         0.29
Diluted EPS..............  $     0.32          0.37                                 0.29         0.26         0.29
Average common shares
  outstanding -- basic...  63,695,444     3,453,824                           67,529,880    7,478,418   74,152,019
Average common shares
outstanding -- diluted...  64,222,751     3,480,023                           68,086,272    8,743,175   75,828,358

See accompanying notes to pro forma condensed combined financial information.

         PRO FORMA CONDENSED COMBINED STATEMENTS OF INCOME (UNAUDITED)
                            FOR THE YEAR ENDED 1997

                           (FMER)       (COBI)                              FMER/COBI       SECURITY
                         FIRSTMERIT    COBANCORP    PRO FORMA               PRO FORMA        FIRST        PRO FORMA
                         CORPORATION     INC.      ADJUSTMENTS   NOTE(S)     COMBINED        CORP.         COMBINED
                         -----------   ---------   -----------   --------   ----------   --------------   ----------
                                             (IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS)
Interest income........  $   407,825      48,141        (121)       3          457,381        55,715         513,096
                                                       1,536        3
Interest expense.......      152,369      19,087       3,269        3          177,475        29,566         207,041
                                                       2,750        3
                         -----------   ---------     -------                ----------     ---------      ----------
  Net interest
    income.............      255,456      29,054      (4,604)                  279,906        26,149         306,055
Provision for loan
  losses...............       21,593         225                                21,818           310          22,128
                         -----------   ---------     -------                ----------     ---------      ----------
  Net interest income
  after provision for
  loan losses..........      233,863      28,829      (4,604)                  258,088        25,839         283,927
Other income...........       81,621       7,709                                89,330         1,758          91,088
Net securities gains
  (losses).............        1,957         494                                 2,451                         2,451
Other expenses.........      191,080      29,941         954        3          228,187        13,306         241,493
                                                       6,212        3
                         -----------   ---------     -------                ----------     ---------      ----------
  Income before taxes &
    extraordinary
    item...............      126,361       7,091     (11,770)                  121,682        14,291         135,973
Federal income taxes...       39,998       1,567      (4,120)                   37,445         4,980          42,425
                         -----------   ---------     -------                ----------     ---------      ----------
  Income before
    extraordinary
    item...............       86,363       5,524      (7,650)                   84,287         9,311          93,548
Extraordinary item --
  merger costs, net of
  tax..................                      724                                   724                           724
                         -----------   ---------     -------                ----------     ---------      ----------
    Net income.........  $    86,363       4,800      (7,650)                   83,513         9,311          92,824
                         ===========   =========     =======                ==========     =========      ==========
Per share data:
Basic EPS..............  $      1.38        1.39                                  1.25          1.23            1.27
Diluted EPS............  $      1.36        1.37                                  1.24          1.11            1.24
Average common shares
outstanding -- basic...   62,717,185   3,455,010                            66,552,937     7,552,329      73,240,524
Average common shares
  outstanding -- diluted...  63,537,328 3,497,150                           67,419,864     8,718,437      75,140,040

See accompanying notes to pro forma condensed combined financial information.

         PRO FORMA CONDENSED COMBINED STATEMENTS OF INCOME (UNAUDITED)

                              FOR THE YEARS ENDED

                                                     1996                                     1995
                                    --------------------------------------   --------------------------------------
                                                   SECURITY                                 SECURITY
                                    FIRSTMERIT      FIRST       PRO FORMA    FIRSTMERIT      FIRST       PRO FORMA
                            NOTES   CORPORATION     CORP.       COMBINED     CORPORATION     CORP.       COMBINED
                            -----   -----------   ----------   -----------   -----------   ----------   -----------
                                              (IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS)
Interest income...........          $  411,745        49,178       460,923   $   416,627       43,593       460,220
Interest expense..........             160,773        25,563       186,336       180,933       22,608       203,541
                                    ----------    ----------   -----------   -----------   ----------   -----------
  Net interest income.....             250,972        23,615       274,587       235,694       20,985       256,679
Provision for loan
  losses..................              17,751           323        18,074        19,763          377        20,140
                                    ----------    ----------   -----------   -----------   ----------   -----------
  Net interest income
    after
  provision for loan
    losses................             233,221        23,292       256,513       215,931       20,608       236,539
Other income..............              84,272         1,698        85,970        67,978        1,699        69,677
Net securities gains
  (losses)................              (1,776)                     (1,776)          539                        539
Other expenses............             209,702        15,209       224,911       227,779       13,367       241,146
                                    ----------    ----------   -----------   -----------   ----------   -----------
  Income before income
    taxes & extraordinary
    item..................             106,015         9,781       115,796        56,669        8,940        65,609
Federal income taxes......              35,075         3,371        38,446        30,950        3,334        34,284
  Extraordinary
    item -- gain on
    disposition of assets
    after business
    combination, net of
    taxes.................                                                         5,599                      5,599
                                    ----------    ----------   -----------   -----------   ----------   -----------
  Net income..............          $   70,940         6,410        77,350        31,318        5,606        36,924
                                    ==========    ==========   ===========   ===========   ==========   ===========
Per share data:
Net income -- basic.......    1     $     1.09    $     0.86   $      1.08   $      0.47   $     0.78   $      0.50
                                    ==========    ==========   ===========   ===========   ==========   ===========
Net income -- diluted.....    1     $     1.08    $     0.78   $      1.06   $      0.47   $     0.70   $      0.49
                                    ==========    ==========   ===========   ===========   ==========   ===========
Average common shares
  outstanding -- basic....    1     65,215,132     7,434,891    71,798,728    66,908,906    7,169,640    73,257,622
                                    ==========    ==========   ===========   ===========   ==========   ===========
Average common shares
 outstanding -- diluted...    1     65,468,213     8,695,436    73,168,022    67,138,260    8,514,312    74,677,683
                                    ==========    ==========   ===========   ===========   ==========   ===========

See accompanying notes to pro forma condensed combined financial information.

   NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

          (DOLLARS IN THOUSANDS, SHARES AND PER SHARE AMOUNTS ACTUALS)
NOTE 1.

     The pro forma condensed combined financial information assumes the issuance of 6,689,991 shares of FirstMerit common stock in exchange for all outstanding shares of Security First common stock. For purposes of the pro forma calculations, Security First convertible bonds/stock options converted to Security First common stock add another 1.1 million shares to diluted shares outstanding. All Security First shares, options and bonds were converted at a fixed exchange ratio of 0.8855 shares of FirstMerit common stock for each share of Security First common stock and stock equivalent.

NOTE 2.

     Shown below are the purchase accounting adjustments representing FirstMerit's May 22, 1998 acquisition of CoBancorp.; the actual purchase accounting adjustments will be made on the basis of appraisals and evaluations as of a date subsequent to the Merger and, therefore, will differ from those reflected in the unaudited Pro Forma Condensed Financial Information. These pro forma financial statements are presented as if the transaction was consummated on January 1, 1997.

                                                                (IN THOUSANDS,
                                                              EXCEPT SHARE DATA)
STOCK CONSIDERATION:
Shares of CoBancorp's common stock outstanding..............       3,582,487 (A)
Consideration percentage paid in stock......................              70%(B)
                                                                  ----------
FirstMerit common stock equivalent..........................       2,507,741
Exchange Ratio..............................................           1.586
                                                                  ----------
FirstMerit common stock assumed issued......................       3,977,277
Assumed FirstMerit share price..............................          29,375 (C)
                                                                  ----------
Assumed additional shareholders' equity.....................         116,833
                                                                  ----------
CASH CONSIDERATION:
Shares of CoBancorp's common stock outstanding..............       3,582,487 (A)
Consideration percentage paid in cash.......................              30%(B)
                                                                  ----------
FirstMerit common stock equivalent..........................       1,074,746
Cash price per share........................................      $    44.50 (B)
                                                                  ----------
Consideration to be paid in cash............................      $   47,826
                                                                  ----------
Cash and stock consideration................................      $  164,659
Other costs expended for merger.............................           9,435
                                                                  ----------
Total acquisition cost......................................      $  174,094
Less: historical net assets acquired........................          59,799
                                                                  ----------
Premium to allocate.........................................      $  114,295
                                                                  ==========
ADJUSTMENTS TO FAIR VALUE OF NET ASSETS ACQUIRED:
Investment securities.......................................      $      362 (D)
Loans.......................................................         (10,752) (E)
Deposits....................................................           9,806 (F)
Fixed assets................................................          (9,540) (G)
Intangibles.................................................         124,419 (H)
                                                                  ----------
                                                                  $  114,295
                                                                  ==========

---------------

(A) The number of shares of CoBancorp's common stock exchanged were those outstanding immediately prior to the effective time of the merger. The number of shares of CoBancorp common stock outstanding on May 12, 1998 has been used in the pro forma computations.

(B) Each share of CoBancorp's common stock outstanding at the effective time was exchanged in the merger for $44.50 in cash or for shares of common stock of FirstMerit Corporation with a market value per share of $44.50, based upon the $29.375 market value of FirstMerit common stock during the ten day period ending ten days prior to closing of the transaction, subject to adjustment as provided for in the merger agreement. CoBancorp shareholders elected to exchange their common stock for either common stock of FirstMerit, or $44.50 in cash, or a combination thereof, provided that no less than 30 percent nor more than 49 percent of the total transaction value will be paid in cash.

    An assumed cash election of 30% has been used in the pro forma computations. The unaudited Pro Forma Condensed Financial Information reflects funding of the cash component of the purchase price from normal operations of FirstMerit.

(C) FirstMerit common stock price as determined during the repricing period of April 29 -- May 12, 1998.

(D) Reflects the excess of fair market value over carrying value in the held-to-maturity investment securities portfolio at January 1, 1997. Current values are not expected to be materially different.

(E) Reflects the carrying value of the loan portfolio in excess of the estimated fair value at January 1, 1997 including $4 million to conform to FirstMerit allowance methodology.

(F) Reflects the carrying value of deposit liabilities in excess of the estimated fair value at January 1, 1997. Current values are not expected to be materially different.

(G) Reflects adjustments to reduce the book value of property, plant and equipment to the estimated fair Adjustment estimated to be amortized over ten year life.

(H) Includes both identifiable intangibles and goodwill. Since the final determination of adjustments to assets and liabilities will be made based upon the fair values as of the Effective Time and after appraisals and evaluations are complete, the final amounts will differ from the estimates provided herein.

NOTE 3.

     The purchase accounting adjustments related to the Merger between FirstMerit and CoBancorp reflected in the unaudited Pro Forma Condensed Combined Statements of Income are summarized as follows:

                                                           THREE MONTHS
                                                              ENDED
                                                            MARCH 31,       YEAR ENDED
                                                               1998        DECEMBER 31,
                                                             AND 1997          1997
                                                           ------------    ------------
Interest Income
  Amortization of investment securities adjustment.......    ($   30)           (121)
  Amortization of loan portfolio adjustment..............        384           1,536
Interest Expense
  Amortization of deposit liabilities adjustment.........       (817)         (3,269)
  Imputed interest to fund cash component of purchase
     price...............................................       (688)         (2,750)
Other Expenses
  Amortization of incremental intangibles................     (1,553)         (6,212)
  Amortization of fixed asset adjustments................       (239)           (954)
Federal tax benefit of pro forma adjustments.............      1,030           4,120
                                                             -------          ------
Net decrease to pro forma combined net income............    ($1,913)         (7,650)
                                                             =======          ======

NOTE 4.

     The following assumption was used in establishing the purchase accounting adjustments related to the FirstMerit/CoBancorp Merger in the unaudited Pro Forma Condensed Combined Financial Statements of Income:

          Intangibles: Amortize goodwill on a straight-line basis over 20 years.

NOTE 5.

     Income tax expense on pro forma adjustments is reflected using a 35% tax rate.

                             BUSINESS OF FIRSTMERIT

OVERVIEW

     FirstMerit is a bank holding company organized in 1981 under the laws of the State of Ohio and registered under the BHCA. At March 31, 1998, FirstMerit, its affiliated bank and other subsidiaries had total consolidated assets of approximately $5.4 billion and consolidated total shareholders' equity of approximately $515.3 million. FirstMerit through its affiliates operates principally as a regional banking organization, providing a wide range of banking, fiduciary, financial, insurance and investment services to corporate, institutional and individual customers throughout northern Ohio, including Ashtabula, Cuyahoga, Erie, Geauga, Jefferson, Lake, Lorain, Medina, Portage, Stark, Summit and Wayne Counties. At March 31, 1998, FirstMerit's subsidiary operated 128 full service banking offices, had 161 automated teller machines located in 11 counties in Ohio and employed approximately 2,300 full- and part-time employees. FirstMerit's principal business consists of owning and supervising its affiliates. FirstMerit directs their overall policies, including lending practices, and financial resources, but most day-to-day affairs are managed by the affiliates' own officers.

SUBSIDIARIES

     FirstMerit's wholly-owned subsidiaries include FirstMerit Bank, N.A. ("FirstMerit Bank"), FirstMerit Credit Life Insurance Company, FirstMerit Community Development Corporation, Citizens Investment Corporation and Citizens Savings Corporation of Stark County. FirstMerit's indirect subsidiaries, which are subsidiaries of FirstMerit Bank, include Abell & Associates, Inc., FirstMerit Insurance Agency, Inc., FirstMerit Leasing Company, FirstMerit Mortgage Corporation and FirstMerit Securities, Inc. FirstMerit Bank provides a full range of customary banking products and services. In addition, FirstMerit Bank provides a wide range of specialized services tailored to specific markets, including personal and corporate trust services, personal financial services, cash management services and international banking services. FirstMerit's non-banking direct and indirect subsidiaries provide insurance sales services, credit life, accident and health insurance, securities brokerage services, equipment lease financing and other financial services.

     FirstMerit recently completed a merger of all of its subsidiary banks under a single charter. FirstMerit Bank is the resulting institution of the charter consolidations. As part of its community banking philosophy, FirstMerit Bank has divided its markets into geographic areas designated as follows: FirstMerit Bank/Akron, FirstMerit Bank/Citizens (Canton), FirstMerit Bank/Cleveland, FirstMerit Bank/Elyria, FirstMerit Bank/Old Phoenix (Medina), FirstMerit Bank/Wooster and FirstMerit Bank/Peoples (Ashtabula). Each of these regional operations is headed by its own President and local community board.

     FirstMerit is a corporate entity legally separate and distinct from its affiliates, however, bank holding companies such as FirstMerit are expected to act as a source of financial strength to their respective subsidiary banks. See "REGULATORY MATTERS -- Regulation of Bank Holding Companies." The principal source of FirstMerit's income is dividends from its subsidiaries. There are certain regulatory restrictions on the extent to which the subsidiaries can pay dividends or otherwise supply funds to FirstMerit. See "REGULATORY
MATTERS -- Limits on Dividends and Other Payments."

SUBSIDIARY OPERATIONS

     FirstMerit Bank engages in commercial banking in its respective geographical markets. Commercial banking includes the acceptance of a variety of demand, savings and time deposits and the granting of commercial and consumer loans for the financing of both real and personal property. Other services include automated banking programs, credit cards, rental of safe deposit boxes, letters of credit, leasing, discount brokerage and credit life insurance. FirstMerit Bank also operates a trust department which offers estate and trust services. It offers its services primarily to consumers and small and medium size businesses. FirstMerit Bank is not engaged in lending outside the continental United States and it is not dependent upon any one significant customer or a specific industry.

     FirstMerit Credit Life Insurance Company was formed in 1985 to engage in underwriting of credit life and credit accident and health insurance directly related to the extension of credit to its customers. FirstMerit Community Development Corporation was organized in 1994 to further the efforts in meeting the credit needs of their lending communities, and the requirements of the Community Reinvestment Act ("CRA"). Congress enacted CRA to assure that financial institutions meet the deposit and credit needs of FirstMerit's communities. Through a community development corporation, financial institutions can meet these needs by nontraditional activities such as acquiring, rehabilitating or investing in real estate in low to moderate income neighborhoods, and promoting the development of small businesses.

     FirstMerit Bank is the parent corporation of several wholly-owned Ohio corporations. In 1995, FirstMerit Mortgage Corporation ("FirstMerit Mortgage"), which is located in Canton, Ohio, was organized and capitalized. FirstMerit Mortgage is engaged in the business of originating residential mortgage loans and providing mortgage loan servicing for itself and FirstMerit Bank. In 1993, FirstMerit Leasing Company ("FirstMerit Leasing") and FirstMerit Securities, Inc. ("FirstMerit Securities") were organized. FirstMerit Leasing primarily provides equipment lease financing and related services, while FirstMerit Securities primarily provides discount brokerage services to customers of FirstMerit Bank and other FirstMerit subsidiaries.

     FirstMerit Bank is also the parent corporation of Abell & Associations, Inc. ("Abell"), a nationally known life insurance and financial consulting firm, which it acquired in May 1997 and FirstMerit Insurance Agency, Inc. Abell assists in the design and funding of estate plans, corporate succession plans and executive compensation plans. The firm also does consulting work for law and accounting firms and with individual corporations, designing funding for corporate liability issues and structured settlements. FirstMerit Insurance Agency, Inc. is a subsidiary acquired by FirstMerit when it acquired Great Northern Financial Corporation in 1994. FirstMerit Insurance Agency, Inc.'s license to sell life insurance products and annuities was reactivated in 1997.

RECENT DEVELOPMENTS

     FirstMerit engages on a regular basis in discussions concerning possible acquisitions of other financial institutions and financial services companies. FirstMerit also acquires from time to time, branches and deposits in its principal markets.

     On April 6, 1998, when FirstMerit announced that it had entered into a definitive agreement to acquire Security First, it also announced that its Board of Directors had terminated its previously announced stock repurchase programs. In order to qualify for the pooling-of-interests method of accounting for the Security First merger, FirstMerit will need to issue approximately 1.1 million shares of FirstMerit Common Stock, prior to the Effective Time to cure tainted shares. FirstMerit has retained McDonald & Company Securities, Inc., as lead underwriter, and Keefe, Bruyette & Woods, Inc., to also act as an underwriter with regard to such issuance.

     On November 2, 1997, FirstMerit entered into an Agreement of Affiliation and Plan of Merger with CoBancorp Inc. ("CoBancorp"), a bank holding corporation headquartered in Elyria, Ohio. On May 22, 1998, CoBancorp was merged with and into FirstMerit. This merger was structured as a tax-free exchange for CoBancorp shareholders receiving FirstMerit common stock, and was accounted for as a purchase transaction. CoBancorp shareholders had a right to elect to exchange their common stock for either common stock of FirstMerit, cash, or a combination of stock and cash, provided that no less than 30 percent nor more than 49 percent of the total transaction value could be paid in cash. At the effective time, based upon the average closing price for a specified period of FirstMerit's common stock of $29.375, the value of the transaction on such date was approximately $174.1 million. In connection with this merger, FirstMerit issued 3.895 million shares of its common stock and paid $50.0 million in cash based upon the shareholder elections and allocations.

     At May 31, 1998, due to the merger of CoBancorp with and into FirstMerit, total consolidated assets increased to approximately $6.1 billion and consolidated total shareholders' equity increased to approximately $629.8 million. In addition, total outstanding shares of FirstMerit Common Stock increased to approximately 65,140,577 and the number of shareholders increased to 7,747.

                           BUSINESS OF SECURITY FIRST

     Security First is a multiple savings and loan holding company organized in 1992 under the laws of the State of Delaware and registered under the Home Owners' Loan Act, as amended ("HOLA"). As of March 31, 1998, Security First had total assets of $685.5 million and total shareholders' equity of $64.7 million. Security First's principal operating subsidiaries are Security Federal and First Federal. At March 31, 1998, Security First and its subsidiaries employed approximately 174 full and part-time employees.

     Security First's primary business, conducted through the Associations, consists of attracting deposits from the general public and originating real estate loans and other types of investments. Security Federal conducts its operations through its main office located in Mayfield Heights, Ohio and 11 other full-service branch offices located in Medina, Chardon, Cleveland, Painesville, Geneva, Madison, Parma Heights, Broadview Heights, Strongsville and Willoughby, Ohio. First Federal conducts its operations through its main office located in Kent, Ohio and its full service branch office located in Ravenna, Ohio.

     The principal executive offices of Security First are located at 1413 Golden Gate Boulevard, Mayfield Heights, Ohio 44124, and its telephone number is
(440) 449-3700.

                               REGULATORY MATTERS

GENERAL

     Bank holding companies, banks and savings associations are regulated extensively under federal and state law. The following information describes statutory and regulatory provisions and is qualified in its entirety by reference to the particular statutory or regulatory provisions.

     FirstMerit Bank is a national bank and a member of the Federal Reserve, and is subject to the supervision of and regular examination by the OCC and the Federal Reserve. As an insured bank under the Federal Deposit Insurance Act, FirstMerit Bank is a member of the Bank Insurance Fund ("BIF"). FirstMerit Bank is regulated by the FDIC. The affairs and records of FirstMerit Bank are examined regularly by OCC and FirstMerit Bank must furnish quarterly and annual reports to OCC.

     Security First is a savings and loan holding company and the parent corporation to Security Federal and First Federal. The Associations are federally chartered savings and loan associations, the deposits of which are federally insured and backed by the full faith and credit of the United States Government. Accordingly, the Associations are subject to broad federal regulation and oversight extending to all their operations. The Associations are members of the FHLB of Cincinnati and are subject to certain limited regulation by the Board of Governors of the Federal Reserve System ("Federal Reserve Board"). As the savings and loan holding company of the Associations, Security First also is subject to federal regulation and oversight. The purpose of the regulation of Security First and other holding companies is to protect subsidiary savings associations.

     After the Merger, the Associations will be merged with and into FirstMerit Bank and will cease to exist as separate chartered institutions, and therefore neither will be subject to separate regulation.

     The periodic examinations by the regulatory agencies are intended to test institutions' compliance with various regulatory requirements and to determine if operations are conducted in a safe and sound manner. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of nonperforming and other assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in such regulation, whether by OTS, OCC, the FDIC, the Federal Reserve or Congress, could materially and adversely impact the powers and operations of FirstMerit, Security First or any of their respective subsidiary financial institutions. It is impossible to predict when or whether any such proposals will be adopted and the impact, if any, of such adoption on the business of Security First or FirstMerit, or their subsidiaries.

     The operations of financial institutions are significantly affected by general economic conditions as well as the monetary and fiscal policies of the federal government and its agencies, particularly the Federal Reserve, and other policies of federal and state regulatory authorities. The Federal Reserve's actions affect interest rates charged on bank loans and paid on bank deposits, and therefore influence growth in bank loans, investments and deposits. The nature and results of changes in monetary and fiscal policies likewise cannot be predicted.

     FirstMerit and Security First are also under the jurisdiction of the Commission and certain state securities commissions for matters relating to the offering and sale of securities. FirstMerit and Security First are subject to the disclosure and regulatory requirements of the Securities Act and the Exchange Act, as administered by the Commission.

REGULATION OF BANK HOLDING COMPANIES

     FirstMerit is registered with the Federal Reserve as a bank holding company under the BHCA. Bank holding companies and their activities are subject to extensive regulation by the Federal Reserve. Bank holding companies are required to file reports with the Federal Reserve and such additional information as the Federal Reserve may require, and are subject to regular inspections by the Federal Reserve. The Federal Reserve also has extensive enforcement authority over bank holding companies, including, among other things, the ability to assess civil money penalties, to issue cease and desist or removal orders and to require that a holding company divest subsidiaries (including its bank subsidiaries). In general, enforcement actions may be initiated for violations of law and regulations and unsafe or unsound practices.

     Under Federal Reserve policy, a bank holding company is expected to act as a source of financial strength to each subsidiary bank and to commit resources to support such subsidiary banks. Under this policy the Federal Reserve may require a bank holding company to contribute additional capital to an undercapitalized subsidiary bank.

     The BHCA requires the prior approval of the Federal Reserve in any case where a bank holding company proposes to acquire direct or indirect ownership or control of more than 5% of the voting shares of any bank that is not already majority-owned by it, to acquire all or substantially all of the assets of another bank or bank holding company, or to merge or consolidate with any other bank holding company. Section 4 of the BHCA also prohibits a bank holding company, with certain exceptions, from acquiring more than 5% of the voting shares of any company that is not a bank and from engaging in any business other than banking or managing or controlling banks. The primary exception allows the ownership of shares by a bank holding company in any company the activities of which the Federal Reserve has determined to be so closely related to banking or to managing or controlling banks as to be a proper incident thereto. The Federal Reserve has by regulation determined that certain activities are closely related to banking within the meaning of the BHCA. These activities include: operating a savings association, mortgage company, finance company, credit card company or factoring company; performing certain data processing operations; providing investment and financial advice; and acting as an insurance agent for certain types of credit-related insurance.

     Subsidiary banks of a bank holding company are subject to certain restrictions imposed by the Federal Reserve Act on maintenance of reserves against deposits, extensions of credit to the bank holding company or any of its subsidiaries, on investments in the stock or other securities of the bank holding company or its subsidiaries and on the taking of such stock or securities as collateral for loans to any borrower. Further, a bank holding company and its subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, lease or sale of property or furnishing of any services. Various consumer laws and regulations also affect the operations of these subsidiaries.

LIMITS ON DIVIDENDS AND OTHER PAYMENTS

     FirstMerit and Security First are legal entities separate and distinct from their respective subsidiary financial institutions. See "COMPARISON OF FIRSTMERIT AND SECURITY FIRST CAPITAL STOCK -- Dividends." There are various legal limitations on the extent to which such subsidiary banks and savings associations may finance or otherwise supply funds to their parent holding companies. Under federal law, subsidiary banks may not, subject to certain limited exceptions, make loans or extensions of credit to, or investments in the securities of, their bank holding companies. Subsidiary banks are also subject to collateral security requirements for any loans or extension of credit permitted by such exceptions.

     FirstMerit Bank is required by federal law to obtain the prior approval of OCC for the declaration and payment of dividends if the total of all dividends declared by the board of directors of the bank in any year will exceed the total of (i) the bank's net profits for that year, plus (ii) the retained net profits for the preceding two years, less any required transfers to surplus. In addition, these banks may only pay dividends to the extent that retained net profits (including any portion transferred to surplus) exceed bad debts.

     OTS regulations impose various restrictions on savings associations, such as the Associations, with respect to their ability to make distributions of capital, which include dividends, stock redemptions or repurchases, cash-out mergers and other transactions charged to the capital account. OTS regulations also prohibit a savings association from declaring or paying any dividends or from repurchasing any of its stock if, as a result, the regulatory capital of the association would be reduced below the amount required to be maintained for the liquidation account established in connection with its mutual to stock conversion.

     As of April 30, 1998, FirstMerit Bank, without obtaining governmental approvals, could declare aggregate dividends of approximately $35.6 million.

                    DESCRIPTION OF FIRSTMERIT CAPITAL STOCK

FIRSTMERIT COMMON SHARES

     The FirstMerit Articles have authorized for issuance 160,000,000 shares of Common Stock, no par value, of which 61,245,221 were outstanding as of March 31,1998. These shares may be issued and sold without further shareholder action provided that the issuance and sale is made in compliance with the corporate governance documents of FirstMerit and OGCL. Each share of FirstMerit Common Stock is accompanied by one FirstMerit Right pursuant to the Rights Agreement.

     Each share of FirstMerit Common Stock is entitled to (a) dividends when and as declared by the directors, but after payment of dividends to any FirstMerit Preferred Stock that may hereafter be issued, (b) to one vote per share on each matter properly submitted to shareholders for their vote, and (c) to participate ratably in the net assets of FirstMerit in the event of liquidation, after any FirstMerit Preferred Stock that may hereafter be issued.

     On March 31, 1998, FirstMerit had 6,958 shareholders of record. Holders of FirstMerit Common Stock have no preemptive rights for the purchase of additional shares of any class of FirstMerit capital stock, nor do they have the right to cumulate their voting power.

FIRSTMERIT PREFERRED STOCK

     The FirstMerit Articles have authorized 7,000,000 shares of Preferred Stock, no par value, of which no shares were outstanding as of March 31, 1998. FirstMerit has created a class of Preferred Stock entitled the "Series A Preferred Stock" and has currently designated 700,000 shares for issuance thereunder. The Series A Preferred Stock was created pursuant to the FirstMerit's Rights Agreement. The remaining 6,300,000 shares of Preferred Stock may be issued and sold without further shareholder action provided that the issuance and sale is made in compliance with the corporate governance documents of FirstMerit and OGCL.

     The holders of FirstMerit Preferred Stock are entitled to one vote per share on matters on which they are entitled to vote, and the other terms thereof may be fixed by FirstMerit's Board of Directors, including dividend rate, liquidation price, redemption price, sinking fund provisions, conversion rights, and restrictions on issuance of shares of the same series or any other class or series as may be determined by the directors. As to dividend, redemption, and liquidation rights, each series of FirstMerit Preferred Stock will be senior to FirstMerit Common Stock. See "COMPARISON OF FIRSTMERIT AND SECURITY FIRST CAPITAL STOCK."

           COMPARISON OF FIRSTMERIT AND SECURITY FIRST CAPITAL STOCK

FIRSTMERIT COMMON STOCK AND SECURITY FIRST COMMON STOCK

     If the Merger is consummated, all shareholders of Security First will become shareholders of FirstMerit. FirstMerit is a corporation organized under Ohio law, and governed by the OGCL, the FirstMerit Articles, the FirstMerit Regulations and the FirstMerit Rights Agreement. Security First is a corporation organized under Delaware law, and is governed by the DGCL, the Security First Certificate and the Security First Bylaws. The rights of a holder of Security First Common Stock are similar in most respects to, but different in certain other respects from, the rights of a holder of FirstMerit Common Stock. Certain of the most significant similarities and differences are summarized below.

     THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE OGCL, THE FIRSTMERIT ARTICLES, THE FIRSTMERIT REGULATIONS, THE FIRSTMERIT RIGHTS AGREEMENT, THE DGCL AND THE SECURITY FIRST CERTIFICATE AND THE SECURITY FIRST BYLAWS.

VOTING RIGHTS

     CUMULATIVE VOTING AND PREEMPTIVE RIGHTS. Each holder of FirstMerit Common Stock and Security First Common Stock has the right to cast one vote for each share owned on all matters submitted to a vote of shareholders. No holder of shares of any class of capital stock of FirstMerit or Security First is entitled to the right of cumulative voting in the election of directors.

     The FirstMerit Articles provide that no holder of shares of any class of capital stock of FirstMerit is entitled to preemptive rights. Under Section 102 of the DGCL, no statutory preemptive rights will exist, unless a corporation's certificate of incorporation specifies otherwise. Security First's Certificate does not provide for any such preemptive rights.

     DIRECTOR NOMINATIONS. Any shareholder of FirstMerit who determines to nominate a person for election as a director must deliver written notice to the Secretary of FirstMerit not later than (a) with respect to an election to be held at an Annual Meeting of Shareholders for the election of directors, 90 days in advance of such meeting, and (b) with respect to such an election to be held at an Annual Meeting of Shareholders, the close of business on the seventh day following the date on which notice of such meeting is first given to shareholders. The notice must set forth specific information regarding the nominating shareholder and nominee, and must be accompanied by a consent of the nominee to serve as a director if so elected. The chairman of the meeting may refuse to acknowledge the nomination of any person not made in compliance with this procedure.

     The Security First Bylaws provide that any shareholder wishing to nominate a person for election as a director must deliver written notice to the secretary at least 60 days prior to the anniversary of the preceding year's annual meeting. In the event that the date of the annual meeting is advanced, however, by more than 20 day, or delayed by more than 60 days from such anniversary date, notice by the stockholder to be timely must be delivered not later than the close of business on the later of the 60th day prior to such annual meeting or the tenth day following the day on which notice of the date of the annual meeting was mailed or publicly announced.

     SPECIAL MEETINGS. A special meeting of the shareholders of FirstMerit can be called by the President, by the Board of Directors acting at a meeting, by a majority of the Board when not in a meeting, or by shareholder(s) owning one-half or more of the outstanding shares of FirstMerit Common Stock. Under
Section 211(d) of the DGCL, the board of directors or those persons authorized by the corporation's certificate of incorporation or bylaws may call a special meeting of the corporation's stockholders. The Security First Bylaws provide that a special meeting may be called only by the Board pursuant to a resolution adopted by a majority of the whole Board (the total number of directors which Security First would have if there were no vacancies on the Board).

     ACTION WITHOUT A MEETING. Ohio law provides that any shareholder action to be taken by written consent without a meeting, must be done unanimously. Section 228 of the DGCL permits any action required or permitted to be taken at a stockholders' meeting to be taken by written consent signed by the holders of the number of shares that would have been required to effect the action at an actual meeting of the stockholders. Generally, holders of a majority of outstanding shares can effect such an action. The DGCL also provides that a corporation's certificate of incorporation may restrict or even prohibit stockholders' action without a meeting. The Security First Certificate does not permit any shareholder action to be taken without a meeting.

     VOTING LIMITATIONS. The Security First Certificate provides that in no event shall any record owner of any outstanding Security First Common Stock which is beneficially owned, directly or indirectly, by a person in excess of 10% of the outstanding shares of Security First Common Stock (the "Limit") be entitled or permitted to any vote in respect of the shares held in excess of the Limit. This provision would make it impractical for a third party to acquire beneficial ownership of more than 10% of the outstanding voting stock of Security First

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

without first receiving shareholder and regulatory approvals, since any party who acquired shares in excess of the 10% threshold would lose all significant rights associated with the voting of such shares.

     FirstMerit does not have a like provision restricting voting rights of certain beneficial owners.

     MERGERS, CONSOLIDATIONS, DISSOLUTIONS, COMBINATIONS, AND OTHER TRANSACTIONS. Subject to the provisions discussed in "Anti-Takeover Statutes" below, Ohio law requires a merger, consolidation, dissolution, disposition of all or substantially all of a corporation's assets, and a "majority share acquisition" or "combination" involving issuance of shares with one-sixth or more of the voting power of the corporation be adopted by the affirmative vote of the holders of shares entitled to exercise at least two-thirds of the voting power of the corporation on such proposal, unless the articles of incorporation specify a different proportion (but not less than a majority). Adoption by the affirmative vote of the holders of two-thirds of any class of shares, unless otherwise provided in the articles, may also be required if the rights of holders of that class are affected in certain respects by the merger or consolidation. Except for the "Fair Price and Supermajority Vote Provisions" discussed below, the FirstMerit Articles do not modify such voting requirements.

     The DGCL generally requires a majority vote of stockholders to approve a merger, sale of assets or similar reorganization transaction. Under Section 251(f) of the DGCL, however, no vote of the stockholders of a corporation surviving the merger is required if the number of shares to be issued in the merger does not exceed 20% of the shares of the surviving corporation outstanding immediately prior to the date of the merger and if certain other conditions are met. Except as discussed below under the "Fair Price and Supermajority Vote Provisions," the Security First Certificate does not modify such voting requirements.

     FAIR PRICE AND SUPERMAJORITY VOTE PROVISIONS. Article Seventh of the FirstMerit Articles requires that a merger or consolidation of FirstMerit into or with a corporation, person, or entity that is the beneficial owner of 10% or more of the issued and outstanding shares of a class of FirstMerit capital stock ("Interested Party"), or the sale, lease or other disposition of all or substantially all of the assets of FirstMerit to an Interested Party, requires the approval of 80% of the outstanding voting shares of each class of FirstMerit stock entitled to vote as a class. This supermajority vote requirement is waived in the event the transaction has been approved (i) by the Board of Directors prior to the time the Interested Party beneficially owns 10% or more of the outstanding capital stock of FirstMerit, or (ii) at any time before its consummation by two-thirds vote of the total members of the FirstMerit Board of Directors and a majority of the directors who either were appointed prior to the time the party beneficially owned four percent or more of an outstanding class of capital stock or were recommended to succeed such a director by a majority of such directors; provided, that the transaction is structured in such a manner that the price to be paid by the Interested Party is fair to all shareholders of FirstMerit. A FirstMerit shareholder must receive a price equal to the highest price per share previously paid to a shareholder by the Interested Party for a share of FirstMerit capital stock of the same class. If that supermajority vote requirement is waived, the transaction may be approved by the holders of at least two-thirds of the outstanding capital stock.

     The Security First Certificate includes a fair price vote provision. The Security First Certificate provides that in connection with certain "Business Combinations" (as defined below) and related transactions between Security First and an "Interested Stockholder" (as defined below), any Business Combination involving any Interested Stockholder (which generally includes any person or entity owning or controlling more than 10% of the outstanding voting stock of Security First) must be approved by at least 66 2/3% of all outstanding shares of voting stock, voting together as a single class, unless the transaction (i) is authorized by a majority of the directors of the Security First Board who are unaffiliated with the Interested Stockholder and who were directors prior to the time that the person became an Interested Stockholder, or (ii) meets certain fair price requirements. If the Security First Board gives such approval or such fair price requirements are met, only the affirmative vote of the majority of the outstanding stock, voting as a single class, would be required.

     The Security First Certificate defines Business Combination as: (i) any merger or consolidation of Security First or any of its subsidiaries with or into any Interested Stockholder; (ii) any sale, lease, exchange, mortgage, pledge, transfer, or other disposition to or with an Interested Stockholder of any assets of Security First having an aggregate fair market value equal to or exceeding 25% or more of the combined assets of Security First and its subsidiaries; (iii) the issuance or transfer by Security First of any securities to any Interested Stockholder in exchange for cash, securities or other property (or combination thereof) having an aggregate fair market value equal to or exceeding 25% of the combined assets of Security First and its subsidiaries, except pursuant to an employee benefit plan of Security First or its subsidiaries; (iv) the adoption of any plan or proposal for the liquidation or dissolution of Security First proposed by, or on behalf of, an Interested Stockholder; or (v) any reclassification, recapitalization, merger or consolidation of Security First with any of its subsidiaries or any other transaction that would have the effect of increasing the voting power of an Interested Stockholder.

     Under Delaware law, absent such a supermajority voting provision, Business Combinations, including mergers, consolidations and sales of substantially all of the assets of Security First must be approved by the vote of the holders of a majority of the outstanding shares of Security First Common Stock, subject to certain exceptions. The increased stockholder vote required to approve a Business Combination may have the effect of foreclosing mergers and other business combinations which a majority of stockholders deem desirable and may place the power to prevent such a merger or combination in the hands of a minority of stockholders.

SHAREHOLDER RIGHTS PLAN

     Pursuant to the terms of the Rights Agreement, between FirstMerit and FirstMerit Bank, as rights agent, a dividend of one preferred share purchase right (a "Right") for each outstanding share of FirstMerit Common Stock (sometimes hereinafter "Common Stock") was declared by the FirstMerit Board of Directors. Each Right entitles its registered holder to purchase from FirstMerit, after the Distribution Date, one one-hundredth of a share of Series A Preferred Stock, no par value (the "Preferred Shares"), for $120 (the "Purchase Price"), subject to adjustment. The Rights will be evidenced by the Common Share certificates until the close of business on the earlier of the date (either, the "Distribution Date") which is (i) the tenth business day (or such later date as the Board of Directors of FirstMerit may from time to time fix by resolution adopted prior to the Distribution Date that would otherwise have occurred) after the date on which any Person (as defined in the Rights Agreement) commences a tender or exchange offer which, if consummated, would result in such Person's becoming an Acquiring Person, as defined below, or (ii) the tenth business day (or such earlier or later date as the Board of Directors of FirstMerit may from time to time fix by resolution adopted prior to the Flip-in Date (as defined below) that would otherwise have occurred) after the first date of public announcement by FirstMerit that such Person has become an Acquiring Person (the "Flip-in Date"); provided that if a tender or exchange offer referred to in clause (i) is canceled, terminated or otherwise withdrawn prior to the Distribution Date without the purchase of any shares of stock pursuant thereto, such offer shall be deemed never to have been made.

     An Acquiring Person is any Person who is the Beneficial Owner (as defined in the Rights Agreement) of 10% or more of the outstanding Common Stock, provided, however, such term shall not include (i) FirstMerit, any wholly-owned subsidiary of FirstMerit or any employee stock ownership or other employee benefit plan of FirstMerit, (ii) any person who is the Beneficial Owner of 10% or more of the outstanding Common Stock as of the date of the Rights Agreement or who shall become the Beneficial Owner of 10% or more of the outstanding Common Stock solely as a result of an acquisition of Common Stock by FirstMerit, until such time as such Person acquires additional Common Stock, other than through a dividend or stock split, (iii) any Person who becomes an Acquiring Person without any plan or intent to seek or affect control of FirstMerit if such Person promptly divests sufficient securities such that such 10% or greater Beneficial Ownership ceases; or (iv) any Person who Beneficially Owns Common Stock consisting solely of (A) shares acquired pursuant to the grant or exercise of an option granted by FirstMerit in connection with an agreement to merge with, or acquire, FirstMerit prior to a Flip-in Date, (B) shares owned by such Person and its Affiliates and Associates at the time of such grant, (C) shares, amounting to less than 1% of the outstanding Common Stock, acquired by Affiliates and Associates of such Person after the time of such grant and (D) shares which are held by such Person in trust accounts, managed accounts and the like or otherwise held in a fiduciary capacity, that are beneficially owned by third persons who are not Affiliates or Associates of such Person or acting together with such Person to hold shares, or which are held by such Person in respect of a debt previously contracted.

     The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Stock. Promptly following the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of Common Stock at the Distribution Date.

     The Rights will not be exercisable until the Business Day (as defined in the Rights Agreement) following the Distribution Date. The Rights will expire on the earliest of (i) the Exchange Time (as defined below), (ii) the close of business on July 18, 2006, (iii) the date on which the Rights are redeemed as described below and (iv) upon certain mergers of FirstMerit with another corporation pursuant to an agreement entered into prior to a Flip-in Date (in any such case, the "Final Expiration Date").

     In the event that prior to the Expiration Time a Flip-in Date occurs, each Right (other than Rights Beneficially Owned by the Acquiring Person or any affiliate or associate thereof, which Rights shall become void) shall constitute the right to purchase from FirstMerit, upon the exercise thereof in accordance with the terms of the Rights Agreement, that number of Common Stock of FirstMerit having an aggregate Market Price (as defined in the Rights Agreement), on the date of the public announcement of an Acquiring Person's becoming such (the "Stock Acquisition Date") that gave rise to the Flip-in Date, equal to twice the Purchase Price for an amount in cash equal to the then current Purchase Price. In addition, the Board of Directors of FirstMerit may, at its option, at any time after a Flip-in Date and prior to the time an Acquiring Person becomes the Beneficial Owner of more than 50% of the outstanding Common Stock, elect to exchange all (but not less than all) the then outstanding Rights (other than Rights Beneficially Owned by the Acquiring Person or any affiliate or associate thereof, which Rights become void) for Common Stock at an exchange ratio of one Common Share per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date of the Distribution Date (the "Exchange Ratio"). Immediately upon such action by the Board of Directors (the "Exchange Time"), the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive a number of Common Stock equal to the Exchange Ratio.

     Whenever FirstMerit shall become obligated under the preceding paragraph to issue Common Stock upon exercise of or in exchange for Rights, FirstMerit, at its option, may substitute therefor shares of Preferred Stock, at a ratio of one one-hundredth of a share of Preferred Stock for each Common Share so issuable.

     In the event that prior to the Final Expiration Date FirstMerit enters into, consummates or permits to occur a transaction or series of transactions after the time an Acquiring Person has become such in which, directly or indirectly, (i) FirstMerit shall consolidate or merge or participate in a binding share exchange with any other Person if, at the time of the consolidation, merger or share exchange or at the time FirstMerit enters into an agreement with respect to such consolidation, merger or share exchange, the Acquiring Person Controls the Board of Directors of FirstMerit (as defined in the Rights Agreement) and either (A) any term of or arrangement concerning the treatment of shares of capital stock in such merger, consolidation or share exchange relating to the Acquiring Person is not identical to the terms and arrangements relating to other holders of Common Stock or (B) the Person with whom the transaction or series of transactions occurs is the Acquiring Person or an Affiliate or Associate of the Acquiring Person or (ii) FirstMerit shall sell or otherwise transfer (or one or more of its subsidiaries shall sell or otherwise transfer) assets (A) aggregating more than 50% of the assets (measured by either book value or fair market value) or (B) generating more than 50% of the operating income or cash flow, of FirstMerit and its subsidiaries (taken as a whole) to any other Person (other than FirstMerit or one or more of its wholly-owned subsidiaries) or to two or more such Persons which are affiliated or otherwise acting in concert, if, at the time such sale or transfer of assets or at the time FirstMerit (or any such subsidiary) enters into an agreement with respect to such sale or transfer, the Acquiring Person Controls the Board of Directors of FirstMerit (a "Flip-over Transaction or Event"), FirstMerit shall take such action as shall be necessary to ensure, and shall not enter into, consummate or permit to occur such Flip-over Transaction or Event until it shall have entered into a supplemental agreement with the Person engaging in such Flip-over Transaction or Event or the parent corporation thereof (the "Flip-over Entity"), for the benefit of the holders of the Rights, providing, that upon consummation or occurrence of the Flip-over Transaction or Event (i) each Right shall thereafter constitute the right to purchase from the Flip-over Entity, upon exercise thereof in accordance with the terms of the Rights Agreement, that number of shares of common stock of the Flip-over Entity having an aggregate Market Price on the date of consummation or occurrence of such Flip-over Transaction or Event equal to twice the Exercise Price for an amount in cash equal to the then current Exercise Price and (ii) the Flip-over Entity shall thereafter be liable for, and shall assume, by virtue of such Flip-over Transaction or Event and such supplemental agreement, all the obligations and duties of FirstMerit pursuant to the Rights Agreement. For purposes of the foregoing

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

description, the term "Acquiring Person" shall include any Acquiring Person and its Affiliates and Associates counted together as a single Person.

     The Board of Directors of FirstMerit may, at its option, at any time prior to the close of business on the Flip-in Date, redeem all (but not less than all) the then outstanding Rights at a price of $.01 per Right (the "Redemption Price"), as provided in the Rights Agreement. Immediately upon the action of the Board of Directors of FirstMerit electing to redeem the Rights, without any further action and without any notice, the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive the Redemption Price in cash for each Right so held.

     The holders of Rights will, solely by reason of their ownership of Rights, have no rights as shareholders of FirstMerit, including, without limitation, the right to vote or to receive dividends.

     A copy of Rights Agreement is included as an exhibit to the Amendment No. 2 to Form 8-A filed by FirstMerit with the Commission on June 22, 1998. The foregoing description of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.

     Security First has not adopted a shareholder rights or similar plan.

ANTI-TAKEOVER STATUTES

     Except as otherwise noted, the statutes described below apply to FirstMerit.

     OHIO CONTROL SHARE ACQUISITION ACT. The Acquisition Act provides that certain notice and informational filings and special shareholder meeting and voting procedures must be followed prior to consummation of a proposed "control share acquisition," which is defined as any acquisition of an issuer's shares which would entitle the acquiror, immediately after such acquisition, directly or indirectly, to exercise or direct the exercise of voting power of the issuer in the election of directors within any of the following ranges of such voting power: (a) one-fifth or more but less than one-third of such voting power; (b) one-third or more but less than a majority of such voting power; or (c) a majority or more of such voting power. Assuming compliance with the notice and information filings prescribed by statute, the proposed control share acquisition may be made only if, at a duly convened special meeting of shareholders, the acquisition is approved by both a majority of the voting power of the issuer represented at the meeting and a majority of the voting power remaining after excluding the combined voting power of the "interested shares," being the shares held by the intended acquiror and the directors and officers of the issuer. In addition "interested shares" are defined to include those acquired by any person: (i) after the first date of public disclosure (April 6, 1998) of the Merger and prior to the date of the Security First Annual Meeting, provided such person has paid over $250,000 for such purchased shares or such purchased shares represents greater than .05% of the outstanding shares of the company being acquired, and (ii) that transfers such shares for valuable consideration after the record date established by the directors, if accompanied by the voting power. The Acquisition Act may be made inapplicable to a company by its corporate governance documents, but those of FirstMerit and Security First do not so provide.

     OHIO MERGER MORATORIUM STATUTE. The Ohio Merger Moratorium provisions prohibit certain business combinations and transactions between an "issuing public corporation" and a beneficial owner of 10% or more of the shares of the corporation (an "interested shareholder") for at least three years after the interested shareholder attains 10% ownership, unless the board of directors of the issuing public corporation approves the transaction before the interested shareholder attains 10% ownership. An "issuing public corporation" is defined as an Ohio corporation with 50 or more shareholders that has its principal place of business, principal executive offices, or substantial assets within the State of Ohio, and as to which no close corporation agreement exists. Examples of transactions regulated by the Merger Moratorium provisions include the disposition of assets, mergers and consolidations, voluntary dissolutions, and the transfer of shares ("Moratorium Transactions").

     Subsequent to the three-year period, a Moratorium Transaction may take place provided that certain conditions are satisfied, including (a) the board of directors approves the transaction, (b) the transaction is approved by the holders of shares with at least two-thirds of the voting power of the corporation (or a different proportion set forth in the articles of incorporation), including at least a majority of the outstanding shares after excluding shares controlled by the interested shareholder, or (c) the business combination results in shareholders,

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

other than the interested shareholder, receiving a fair price plus interest for their shares. The Merger Moratorium provisions are applicable to all corporations formed under Ohio law, but a corporation may elect not to be covered by the Merger Moratorium provisions, or subsequently elect to be covered, with an appropriate amendment to its articles of incorporation. Neither FirstMerit nor Security First has taken any such corporate action to opt out of the Ohio Merger Moratorium statute.

     OHIO "ANTI-GREENMAIL" STATUTE. Pursuant to ORC Section 1707.043, a public corporation formed in Ohio may recover profits that a shareholder makes from the sale of the corporation's securities within 18 months after making a proposal to acquire control or publicly disclosing the possibility of a proposal to acquire control. The corporation may not, however, recover from a person who proves either (i) that his sole purpose in making the proposal was to succeed in acquiring control of the corporation and there were reasonable grounds to believe that he would acquire control of the corporation or (ii) that his purpose was not to increase any profit or decrease any loss in the stock. Also, before the corporation may obtain any recovery, the aggregate amount of the profit realized by such person must exceed $250,000. Any shareholder may bring an action on behalf of the corporation if a corporation refuses to bring an action to recover these profits. The party bringing such an action may recover his attorneys' fees if the court having jurisdiction over such action orders recovery of any profits. An Ohio corporation may elect not to be covered by the "anti-greenmail" statute with an appropriate amendment to its articles of incorporation, but FirstMerit has not taken any such corporate action to opt out of the statute.

     CONTROL BID PROVISIONS OF THE OHIO SECURITIES ACT. Ohio law further requires that any offeror making a control bid for any securities of a "subject company" pursuant to a tender offer must file information specified in the Ohio Securities Act with the Ohio Division of Securities when the bid commences. The Ohio Division of Securities must then decide whether it will suspend the bid under the statute within three calendar days. If it does so, it must initiate hearings on the suspension within 10 calendar days of the suspension date and make a determination of whether to maintain the suspension, within 16 calendar days of the suspension date. For this purpose, a "control bid" is the purchase of, or an offer to purchase, any equity security of a subject company from a resident of Ohio that would, in general, result in the offeror acquiring 10% or more of the outstanding shares of such company. A "subject company" includes any company with both (a) its principal place of business or principal executive office in Ohio or assets located in Ohio with a fair market value of at least $1,000,000 and (b) more than 10% of its record or beneficial equity security holders are resident in Ohio, more than 10% of its equity securities are owned of record or beneficially by Ohio residents, or more than 1,000 of its record or beneficial equity security holders are resident in Ohio.

     BHCA. The BHCA requires the prior approval of the Federal Reserve in any case where a bank holding company proposes to acquire direct or indirect ownership or control of more than 5% of the voting shares of any bank that is not already majority-owned by it, to acquire all or substantially all of the assets of another bank or bank holding company, or to merge or consolidate with any other bank holding company. Section 4 of the BHCA also prohibits a bank holding company, with certain exceptions, from acquiring more than 5% of the voting shares of any company that is not a bank and from engaging in any business other than banking or managing or controlling banks.

     DELAWARE BUSINESS COMBINATION STATUTE. Section 203 of the DGCL ("Section 203"), which applies to Security First, regulates transactions with major stockholders after they become major stockholders. Section 203 prohibits a Delaware corporation from engaging in mergers, dispositions of 10% or more of its assets, issuances of stock and other transactions ("business combinations") with a person or group that owns 15% or more of the voting stock of the corporation (an "interested stockholder"), for a period of three years after the interested stockholder crosses the 15% threshold. These restrictions on transactions involving an interested stockholder do not apply if (a) before the interested stockholder owned 15% or more of the voting stock, the board of directors approved the business combination or the transaction that resulted in the person or group becoming an interested stockholder; (b) in the transaction that resulted in the person or group becoming an interested stockholder, the person or group acquired at least 85% of the voting stock other than stock owned by inside directors and certain employee stock plans; (c) after the person or group became an interested stockholder, the board of directors and at least two-thirds of the voting stock other than stock owned by the interested stockholder approves the business combination; or (d) certain competitive bidding circumstances.

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

AMENDMENT TO CHARTER DOCUMENTS

     The FirstMerit Articles presently require that two-thirds of the voting power of FirstMerit approve any amendment to the Articles, except that (i) with regard to FirstMerit's Series A Preferred Stock (no shares of which are presently issued or outstanding), any amendment to the FirstMerit Articles that would materially alter or change the powers, preferences, or special rights of such Series A Preferred Stock so as to affect them adversely would have to be approved by at least a majority vote of the holders of such shares, voting together as a single class, and (ii) with regard to Article Seventh of the FirstMerit Articles, certain business combinations require a vote of 80% of the voting power of FirstMerit, unless the amendment is approved by 75% of the Board and by a majority of the Continuing Directors, then by two-thirds of the voting power.

     Directors may not amend the code of regulations of an Ohio corporation. The Regulations of FirstMerit provide for amendment by shareholders holding a majority of the voting power at a meeting (although Ohio law requires that all amendments by written action of the shareholders without a meeting must be approved unanimously by the shareholders entitled to vote thereon). In addition, any amendments regarding the calling of special meetings of shareholders, classification of directors, nomination of or removal of directors, or amendment to the FirstMerit Regulations, must be approved by shareholders holding at least two-thirds of the voting power of FirstMerit.

     The Security First Certificate may be amended only if first approved by two-thirds of the directors then in office at a duly constituted meeting called expressly for that purpose and thereafter approved by the vote of the holders of a majority of the votes eligible to be cast at a duly constituted meeting called expressly for that purpose, except that the provisions of the Security First Certificate governing (i) provisions relating to number, classification, election and removal of directors; (ii) 10% voting limitation; (iii) amendment of bylaws; (iv) call of special shareholder meetings; (v) offers to acquire and acquisitions of control; (vi) director liability; (vii) certain business combinations; (viii) power of indemnification; and (ix) amendments to provisions relating to the foregoing in the certificate of incorporation must be approved by the affirmative vote of at least 80% of the outstanding shares of Security First. This provision would enable the holders of more than 20% of Security First's voting stock to prevent amendments to the Security First Certificate even if they were favored by the holders of a majority of the voting stock.

DIRECTORS

     NUMBER; CLASSIFICATION. The FirstMerit Regulations presently provide that the number of directors shall not be greater than 24, divided into three classes. The shareholders of FirstMerit at the 1995 Annual Meeting of Shareholders fixed the number of Directors at 18. The respective terms of the classes are staggered so that the term of one class expires each year, at which time members of that class are elected to a three-year term.

     The Security First Certificate provides that the number of directors shall be fixed from time to time by the Board of Directors pursuant to a resolution adopted by a majority of the whole board. The number of directors of Security First is currently eight. The respective terms of the classes are staggered so that the term of one class expires each year, at which time members of that class are elected to a three-year term.

     REMOVAL; VACANCY. The FirstMerit Regulations provide that FirstMerit's shareholders may remove a director for good cause by a vote of two-thirds of the capital stock entitled to vote for directors. The FirstMerit Regulations provide that vacancies in FirstMerit's Board of Directors, whether occurring by reason of a resignation or otherwise, may be filled by the FirstMerit Board acting by a vote of a majority of directors then in office, even if less than a quorum.

     The Security First Certificate provides that a director may be removed only for cause and then only by the affirmative vote of the holders of at least 80% of the outstanding shares entitled to vote in an election of directors, voting as a single class. The Security First Certificate further sates that, notwithstanding the foregoing, any director who has at any time been disqualified from office (as defined in the Security First Certificate) may be removed from office by the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of capital stock of Security First entitled to vote generally in the election of directors, voting together as a single class.

     The Security First Bylaws provide that vacancies in Security First's Board of Directors, whether occurring by reason of an increase in the number of directors, by resignation or otherwise, may be filled by the Security First Board acting by a vote of a majority of directors then in office, even if less than a quorum.

     INDEMNIFICATION, INSURANCE AND LIMITATION OF DIRECTOR LIABILITY. Under Ohio law, Ohio corporations are authorized to indemnify directors, officers, employees, and agents within prescribed limits and must indemnify them under certain circumstances. Ohio law does not provide statutory authorization for a corporation to indemnify directors, officers, employees, and agents for settlements, fines, or judgments in the context of derivative suits. It provides, however, that directors (but not officers, employees, and agents) are entitled to mandatory advancement of expenses, including attorneys' fees, incurred in defending any action, including derivative actions, brought against the director, provided the director agrees to cooperate with the corporation concerning the matter and to repay the amount advanced if it is proved by clear and convincing evidence that his act or failure to act was done with deliberate intent to cause injury to the corporation or with reckless disregard for the corporation's best interests.

     Ohio law does not authorize payment of expenses or judgments to a director, officer, employee, or agent after a finding of negligence or misconduct in a derivative suit absent a court order. Indemnification is required, however, to the extent such person succeeds on the merits. In all other cases, if a director, officer, employee, or agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, indemnification is discretionary except as otherwise provided by a corporation's articles, code of regulations, or by contract and except with respect to the advancement of expenses of directors.

     Under Ohio law, a director is not liable for monetary damages unless it is proved by clear and convincing evidence that his action or failure to act was undertaken with deliberate intent to cause injury to the corporation or with reckless disregard for the best interests of the corporation. There is, however, no comparable provision limiting the liability of officers, employees, or agents of a corporation. The statutory right to indemnification is not exclusive in Ohio, and Ohio corporations may, among other things, procure insurance for such persons.

     The FirstMerit Articles provide that FirstMerit may indemnify to the fullest extent permitted by law any person made or threatened to be made a party to any action, suit, or proceeding by reason of the fact that he is or was a director, officer, employee or agent of FirstMerit, or of any other corporation or organization for which he was serving as a director, officer, employee or agent at the request of FirstMerit. FirstMerit has entered into Indemnification Agreements with each of its directors and executive officers.

     Under Delaware law, a Delaware corporation may include in its certificate of incorporation a provision that eliminates or limits a director's personal liability for monetary damages for breach of his or her fiduciary duty, subject to certain limitations. The Security First Certificate provides that a director shall not be personally liable to Security First or its stockholders for monetary damages arising out of the director's breach of his or her duty of care, except (i) for any breach of a director's duty of loyalty to Security First or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under
Section 174 of the DGCL which imposes liability on directors for unlawful payment of dividends or unlawful stock repurchases, or (iv) for any transactions from which the director derived any improper personal benefit. Further, the Security First Certificate provides that if Delaware law is subsequently amended to eliminate or limit director liability with respect to these actions, then the liability of the directors shall be eliminated or limited to the fullest extent of the law. These provisions do not, however, relieve directors or their duty to act with due care. In addition, these provisions do not prevent a stockholder from seeking equitable remedies, including an injunction prohibiting a proposed action or transaction or rescission of a consummated action or transaction.

     Under federal regulations, there is no provision for limitation of directors' liability to the Associations, nor do the Associations' charters or bylaws contain any limitation on the liability of directors of the Associations for conduct in their official capacities.

     Under Section 145 of the DGCL, directors, officers, employees and other individuals may be indemnified against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation -- a "derivative action") if they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, and, regarding any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such actions. The DGCL requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. To the extent that a person otherwise eligible to be indemnified is successful on the merits of any claim or defense described above, indemnification for expenses (including attorneys' fees) actually and reasonably incurred is mandated by the DGCL.

     The Security First Certificate provides that Security First shall indemnify, to the fullest extent authorized by the DGCL, each person who was or is made party to, is threatened to be made a party to, or is involved in, any action, suit or proceeding because he is or was a director, officer, employee or agent of Security First or of any Security First subsidiary (or was serving at the request of Security First as a director, trustee, officer, employee or agent of another entity) while serving in such capacity against all expenses, liabilities or loss incurred by such person in connection therewith.

     The Security First Certificate also provides that Security First may pay expenses incurred in defending the proceedings specified above in advance of their final disposition to the extent permitted by law. Security First may advance expenses to any director, officer or employee only upon delivery to Security First of an undertaking by the indemnified party stating that he has reasonably incurred or will reasonably incur actual expenses in defending an actual civil or criminal suit, action or proceeding in his capacity as such director, officer or employee, or arising out of his status as such director, officer or employee, and that he undertakes to repay all amounts so advanced if it is ultimately determined that the person receiving such payments is not entitled to be indemnified. The Security First Certificate also provides for the continuation of indemnification after the termination of the person's association with the company.

     Finally, the Security First Certificate provides that Security First may maintain insurance, at its expense, to protect itself and any of its directors, officers, employees or agents against any expense, liability or loss, regardless of whether Security First has the power or obligation to indemnify that person against such expense, liability or loss under the Security First Certificate. The right to indemnification is not exclusive of any other right which any person may have or acquire under any statute, provision of the Security First Certificate or the Security First Bylaws, or otherwise.

     Security First has not entered into separate indemnification agreements with any of its executive officers or directors.

     Both FirstMerit and Security First have acquired insurance for their obligations to provide indemnification to their officers and directors.

DIVIDENDS

     An Ohio corporation may pay dividends out of surplus, however created, but must notify its shareholders if a dividend is paid out of capital surplus. Delaware corporations may pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which declared and for the preceding fiscal year. Section 170 of the DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

     The ability of FirstMerit and Security First to pay cash dividends to their respective shareholders is largely dependent on the amount of dividends which may be declared and paid to each of them by their respective subsidiaries. There are a number of statutory and regulatory requirements applicable to the payment of dividends by banks, savings associations and bank holding companies. See "REGULATORY MATTERS."

PREFERRED STOCK

     The terms and provisions of FirstMerit's Preferred Stock are delineated above under "DESCRIPTION OF FIRSTMERIT CAPITAL STOCK -- FirstMerit Preferred Stock."

     Security First is authorized under the Security First Certificate to issue up to 1,000,000 shares of preferred stock, none of which is outstanding. The Security First Board of Director's has the power to specify certain rights and preferences of the preferred stock, such as voting rights, without shareholder approval. Under the Security First Certificate, the Board has the authority to issue authorized shares of preferred stock in series and to fix the number, designation, relative rights, preferences and limitations of the shares of each series of preferred stock, subject to Delaware law and the Security First Certificate. The authority of the Security First Board includes the right to fix for each series the dividend rate, redemption price, liquidation rights, sinking fund provisions, conversion rights and voting rights.

TRANSFER AGENT

     FirstMerit's transfer agent is FirstMerit Bank, N.A., Corporate Trust Department, 121 South Main Street, Suite 200, Akron, Ohio 44308-1444; telephone number (330) 384-7202; Security First's transfer agent is National City Bank, Corporate Trust Department, P.O. Box 92301, Cleveland, Ohio 44193-0900; telephone number (800) 622-6757.

                             ELECTION OF DIRECTORS

     Security First's Board of Directors is currently composed of eight members. Directors are generally elected to serve for three year terms or until their respective successors are elected and qualified. The directors are divided into three classes, with approximately one-third of the directors elected annually.

     The following table sets forth certain information regarding the composition of Security First's Board of Directors, including terms of office. It is intended that the proxies solicited on behalf of the Board of Directors (other than proxies in which the vote is withheld as to the nominees) will be voted at the Meeting "For" the election of the following nominees. If any nominee is unable to serve, the shares represented by all valid proxies will be voted "For' the election of such substitute as the Board of Directors may recommend. At this time, the Board of Directors knows of no reason why any nominee might be unable to serve if elected. Except as set forth herein, there are no arrangements or understandings between any director or nominee and any other person pursuant to which such director or nominee was selected.

                                                                             DIRECTOR    TERM TO
              NAME                AGE               POSITIONS                 SINCE      EXPIRE
--------------------------------  ---    --------------------------------    --------    -------
NOMINEES
Austin J. Mulhern...............  56     Director, President and               1985       2001
                                         Chief Operating Officer
James P. Myers..................  66     Director                              1996       2001

DIRECTORS REMAINING IN OFFICE
Charles F. Valentine............  58     Chairman of the Board and             1981       2000
                                         Chief Executive Officer
Robert L. Anderson..............  56     Director                              1987       2000
Donald E. Snow..................  73     Director                              1987       2000
Nicholas E. Rinaldi, D.D.S. ....  57     Director                              1992       1999
Louis J. Sorboro................  59     Director                              1996       1999
Paul V. Voinovich...............  55     Director                              1987       1999

     The principal occupation of each Director of Security First is set forth below. All directors have held their present position for at least five years unless otherwise indicated.

     AUSTIN J. MULHERN. Mr. Mulhern is President and Chief Operating Officer of Security Federal, positions he has held since 1985. From 1985 to May, 1988, he was also Chief Financial Officer of Security Federal. Mr. Mulhern has been President and Chief Operating Officer of Security First since the formation of Security First in December 1992. In April 1996, Mr. Mulhern was appointed to the Board of Directors of First Federal.

     JAMES P. MYERS. Mr. Myers served on the Board of Directors of First Kent from March 1994 until its acquisition by Security First in April 1996. He has also served on the Board of Directors of First Federal since 1972 and as First Federal's Treasurer from 1975 to 1994. Mr. Myers has been a pharmacist at Hale
B. Thompson, Inc., a retail drug store located in Kent, Ohio since 1958. In 1989, he was appointed President of Hale B. Thompson, Inc.

     CHARLES F. VALENTINE. Mr. Valentine is Chairman of the Board and Chief Executive Officer of Security Federal. He has been with Security Federal since 1980 in various capacities. Mr. Valentine has been Chairman of the Board and Chief Executive Officer of Security First since its formation in December 1992. In April 1996, Mr. Valentine was appointed to the Board of Directors of First Federal.

     ROBERT L. ANDERSON. Mr. Anderson is Chairman of the Board and Chief Executive Officer of Wiseco Piston, Inc., a piston manufacturing company.

     DONALD E. SNOW. Mr. Snow retired in 1987, after 19 years as District Manager of the Ohio Edison Co., an electric utility company in Medina, Ohio.

     NICHOLAS E. RINALDI, D.D.S. Dr. Rinaldi is practicing dentistry with the organization of Drs. Rhodes, Rinaldi and Associates, Inc. which operates five offices in the Cleveland area. Dr. Rinaldi has been a practicing dentist since 1967.

     LOUIS J. SORBORO. Mr. Sorboro has served as President and Chief Executive Officer of First Federal since 1976, and its holding company from March 1994 until its acquisition by Security First in April 1996.

     PAUL V. VOINOVICH. Mr. Voinovich is President and Secretary of Voinovich Companies, a planning, construction and development company based in Cleveland, Ohio.

MEETINGS OF THE BOARD OF DIRECTORS AND COMMITTEES

     Meetings of Security First's Board of Directors are generally held at least monthly. The Board of Directors met 14 times during fiscal 1998. During fiscal 1998, no incumbent director attended fewer than 75% of the aggregate of the total number of meetings of the Board of Directors and the total number of meetings held by committees on which he served.

     During fiscal 1998, the principal standing committees of Security First were the Audit and Stock Option Committees. Security First did not have a standing nominating or compensation committee during fiscal 1998. The full Board of Directors of Security First acts as a nominating committee for the annual selection of its nominees for election as directors. While the Board of Directors will consider nominees recommended by others, it has neither actively solicited recommendations for nominees nor established any procedures for this purpose. Effective April 22, 1998, Security First formed a Compensation Committee.

     The Audit Committee is currently composed of non-employee Directors Anderson, Myers, Rinaldi, Snow and Voinovich. The Audit Committee reviews audit reports and related matters of Security First and the Associations to ensure effective compliance with regulatory and internal policies and procedures. The Audit Committee met twice during fiscal 1998.

     The Stock Option Committee is responsible for determining awards under Security First's 1996 Stock Option and Incentive Plan (the "Stock Option Plan"). Directors Anderson, Myers Rinaldi, Snow and Voinovich currently serve on this committee. The Stock Option Committee met once during fiscal 1998.

     Security First has not paid any compensation to its executive officers since its formation. Security Federal, however, has a standing compensation committee which is responsible for making recommendations of the salaries, bonuses and incentives for all officers of Security Federal. Directors Anderson, Myers, Rinaldi, Snow and Voinovich, all of whom are also directors of Security First, are members of the compensation committee for Security Federal. During fiscal 1998, Security Federal's compensation committee met twice.

     First Federal's entire Board of Directors, four of whom are also directors of Security First, act as the compensation committee for First Federal. Directors of First Federal who are also employees of First Federal do not participate in compensation discussions relating to themselves. During fiscal 1998, First Federal's Board of Directors met twice to discuss compensation matters.

COMPENSATION OF DIRECTORS

     Directors of Security First who are not employees of Security First or the Associations ("Non-Employee Directors") are paid a fee of $150 per regular, special or committee meeting of the Board of Directors attended. Certain directors of Security First also serve on the Boards of one or both of Associations. At March 31, 1998, Directors Valentine and Mulhern, both of whom are employees of Security First and/or the Associations ("Employee Directors"), served on the Boards of both Security Federal and First Federal. Directors Anderson, Myers, Rinaldi, Snow and Voinovich, all of whom are Non-Employee Directors, served on the Board of Security Federal and Directors Sorboro, an Employee Director, and Myers, a Non-Employee director, served on the Boards of both Security Federal and First Federal.

     During fiscal 1998, Non-Employee Directors of Security Federal received an annual fee of $3,600 plus $700 per meeting of the Board of Directors of Security Federal attended. Non-Employee Directors of Security Federal also received fees of $250 per committee meeting attended. During fiscal 1998, First Federal paid each of its Non-Employee Directors an annual fee of $8,700 for services rendered.

     In addition, in May 1997 Directors Anderson, Myers, Rinaldi, Snow and Voinovich were each granted an option to purchase 1,500 shares of Security First Common Stock as a result of Security First's performance during the 1997 fiscal year.

COMPENSATION OF EXECUTIVE OFFICERS

     The following table sets forth for the three years ended March 31, 1998, information as to the compensation of Security First's Chief Executive Officer and the other most highly compensated executive officers of Security First or the Associations whose salary and bonus exceeded $100,000 during fiscal 1998.

                           SUMMARY COMPENSATION TABLE

                                                                                LONG TERM
                                                                               COMPENSATION
                                                                                  AWARDS
                          ANNUAL COMPENSATION                              --------------------
------------------------------------------------------------------------   RESTRICTED
                                                            OTHER ANNUAL     STOCK                 ALL OTHER
                             FISCAL    SALARY     BONUS     COMPENSATION     AWARDS     OPTIONS   COMPENSATION
NAME AND PRINCIPAL POSITION   YEAR      ($)        ($)         ($)(1)         ($)         (#)         ($)
---------------------------  ------   --------   --------   ------------   ----------   -------   ------------
Charles F. Valentine
  Chairman of the Board and   1998    $210,000   $142,000          --          --       18,000      $42,133(2)
  CEO of Security First       1997     198,125    124,100          --          --       14,647       28,809
  and Security Federal        1996     188,225     81,225          --          --       15,750       28,587
Austin J. Mulhern
  President and COO           1998    $168,800   $114,000          --          --       15,000      $32,062(3)
  of Security First           1997     159,250     99,800          --          --       12,555       31,198
  and Security Federal        1996     151,275     65,250          --          --       13,500       30,198
Jeffrey J. Calabrese
  Vice President and          1998    $ 82,625   $ 40,000     $11,224          --        7,500      $19,906(4)
  Secretary of Security
    First                     1997      78,675     35,000      12,429          --        6,975       18,323
  and Security Federal        1996      74,925     25,600      10,657          --        7,500       17,096
Mary H. Crotty
  Vice President and          1998    $ 85,050   $ 41,000          --          --        7,500      $10,327(5)
  CFO of Security First       1997      81,000     35,000          --          --        6,277        8,813
  and Security Federal        1996      74,000     22,800          --          --        6,750        7,296
Thomas J. Deighton
  Vice President of           1998    $ 73,575   $ 35,000          --          --        7,500      $ 8,907(6)
  Security First and          1997      69,425     30,000          --          --        6,277        7,567
  Security Federal            1996      66,450     22,800          --          --        6,750        6,579
Louis J. Sorboro
  President of First
    Federal                   1998    $117,800   $ 40,000          --          --        8,250      $ 9,550(6)
                              1997     112,074     31,400          --          --           --        8,597
                              1996     107,168     28,590          --          --           --        7,146

---------------

(1) The named executive officers in the table did not receive any additional benefits or perquisites which, in the aggregate, exceeded the lesser of 10% of their salary and bonus or $50,000, except for Mr. Calabrese who received benefits in fiscal 1998, 1997 and 1996 of $7,234, $8,154 and $6,408, respectively, in connection with the use of a company car, $3,482, $3,803 and $3,793, respectively, paid on behalf of Mr. Calabrese for club dues and $508, $472 and $456, respectively, paid on behalf of Mr. Calabrese for disability insurance.

(2) Includes annual premiums for a split dollar life insurance policy equal to $16,600 (including certain amounts reimbursable to Security First for its prior payments of premiums upon termination of the arrangement), annual premiums on term life insurance of $12,150, and contributions made by Security Federal to a 401(k) plan on behalf of Mr. Valentine equal to $13,383 for fiscal 1998.

(3) Includes annual premiums for a split dollar life insurance policy equal to $19,000 (including certain amounts reimbursable to Security First for its prior payments of premiums upon termination of the arrangement) and contributions made by Security Federal to a 401(k) plan on behalf of Mr. Mulhern equal to $13,062 for fiscal 1998.

(4) Includes annual premiums for a split dollar life insurance policy equal to $9,500 (including certain amounts reimbursable to Security First for its prior payments of premiums upon termination of the arrangement) and contributions made by Security Federal to a 401(k) plan on behalf of Mr. Calabrese equal to $10,406 for fiscal 1998.

(5) Includes contributions made by Security Federal to a 401(k) plan on behalf of Ms. Crotty for fiscal 1998.

(6) Includes contributions made by Security Federal to a 401(k) plan on behalf of Mr. Deighton for fiscal 1998.

(7) Includes life insurance premiums of $643 and contributions of $8,907 made to a 401(k) plan by First Federal on behalf of Mr. Sorboro during fiscal 1998.

     The following table sets forth certain information concerning grants of stock options pursuant to Security First's Stock Option Plan to the named officers during the fiscal year ended March 31, 1998. No stock appreciation rights or limited stock appreciation rights have been granted to date.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                      POTENTIAL REALIZABLE
                                                                                        VALUE AT ASSUMED
                                                                                      ANNUAL RATES OF STOCK
                                                                                       PRICE APPRECIATION
                                                INDIVIDUAL GRANTS                      FOR OPTION TERM(4)
                               ----------------------------------------------------   ---------------------
                                NUMBER OF      % OF TOTAL
                               SECURITIES       OPTIONS       EXERCISE
                               UNDERLYING      GRANTED TO     OR BASE
                                 OPTIONS       EMPLOYEES       PRICE     EXPIRATION
            NAME               GRANTED (#)   IN FISCAL YEAR    ($/SH)       DATE       5% ($)      10% ($)
            ----               -----------   --------------   --------   ----------   ---------   ---------
Charles F. Valentine.........   18,000(1)          16%         $13.41     05-20-07    $151,803    $384,698
Austin J. Mulhern............   15,000(1)          14           13.41     05-20-07     126,502     320,581
Jeffrey J. Calabrese.........    7,500(2)           7           13.41     05-20-07      63,251     160,291
Mary H. Crotty...............    7,500(2)           7           13.41     05-20-07      63,251     160,291
Thomas J. Deighton...........    7,500(2)           7           13.41     05-20-07      63,251     160,291
Louis J. Sorboro.............    8,250(3)           7           13.41     05-20-07      69,576     176,320

---------------

(1) All such options were immediately exercisable upon date of grant, except for 7,455 options which became exercisable on January 2, 1998.

(2) All such options were immediately exercisable upon date of grant, except for 45 options which became exercisable on January 2, 1998.

(3) All such options were immediately exercisable upon date of grant, except for 2,880 options which became exercisable on January 2, 1998.

(4) Represents the potential realizable value of the option grant assuming that the market price of the underlying security appreciates in value from the date of grant to the end of the option term (10 years) at the annualized rates as set forth in the table above.

     The following table sets forth certain information concerning the number and value of in-the-money (when the fair market value of the common stock exceeds the exercise price of the option) stock options at March 31, 1998 held by the named executive officers and stock options exercised during fiscal 1998.

    AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND FY-END OPTION VALUES

                                                                                         VALUE OF UNEXERCISED
                                                           NUMBER OF UNEXERCISED         IN-THE-MONEY OPTIONS
                           SHARES                          OPTIONS AT FY-END (#)           AT FY-END ($)(1)
                          ACQUIRED          VALUE       ---------------------------   ---------------------------
        NAME           ON EXERCISE (#)   REALIZED ($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
        ----           ---------------   ------------   -----------   -------------   -----------   -------------
Charles F.
  Valentine..........      29,190          $408,767       70,147             --        $983,618             --
Austin J. Mulhern....       1,150            19,067       56,405             --         777,324             --
Jeffrey J.
  Calabrese..........          --                --       30,225             --         419,857             --
Mary H. Crotty.......          --                --       22,027             --         275,622             --
Thomas J. Deighton...          --                --       20,527             --         253,212             --
Louis J. Sorboro.....          --                --       35,444         18,128(2)      509,659       $288,746

---------------

(1) The value of options held is based upon the average of the bid and asked price of Security First's common stock of $22.69 per share as quoted on the Nasdaq/NMS on March 31, 1998, less the respective exercise prices.

(2) Of this amount, 9,064 options will become exercisable on January 25, 1999 and January 25, 2000.

EMPLOYMENT AGREEMENTS

     Security Federal maintains employment agreements with Messrs. Valentine, Mulhern, Calabrese and Ms. Crotty. First Federal maintains an employment agreement with Mr. Sorboro. The employment agreements provide for initial annual base salaries in amounts not less than their current salaries. Each of the agreements is for a term of three years which may be extended for an additional one year in addition to the then-remaining term if Security Federal's or First Federal's Board of Directors, as the case may be, reviews and approves the extension. The agreements provide for termination upon the employee's death, for cause or in certain events specified by regulations or by the Board of Directors at any time, but without prejudice to the employee's right to compensation or benefits under the employment agreements. The employment agreements are terminable by the employees upon 90 days written notice to Security Federal or First Federal, as applicable. Each of the employment agreements provides for payment to the employee of 299% of base amount of compensation as defined by the Internal Revenue Code in the event there is a change in control of Security Federal or First Federal, as appropriate, where employment terminates involuntarily in connection with such change in control or within 12 months thereafter. Consummation of the Merger will constitute a change in control under the employment agreements. See "TERMS OF MERGER -- Interests of Certain Persons in the Merger" for additional information on change in control payments.

            COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

     GENERAL. Security First has not paid any cash compensation to its executive officers since its formation. All executive officers of Security First also currently hold positions with Security Federal, Security First's lead bank subsidiary, and receive cash compensation from Security Federal.

     The function of administering the executive compensation policies of Security Federal is currently performed by the Compensation Committee of the Board of Directors of Security Federal. Messrs. Valentine and Mulhern are excluded from discussion and board deliberations regarding compensation paid to them as executive officers. The Compensation Committee, all of whom are non-employee board members, determines the compensation for Messrs. Valentine and Mulhern. For compensation of executive officers other than themselves, Messrs. Valentine and Mulhern make recommendations to Security Federal's Compensation Committee. In this process, the officers are evaluated as to their performance during the year and compared to Security Federal's performance, thrift industry compensation surveys and comparable positions at other thrift institutions. The Compensation Committee generally follows management's recommendations.

     The function of administering the executive compensation policies of First Federal is performed by the non-employee members of First Federal's Board of Directors. Mr. Sorboro is excluded from discussions and board deliberations regarding compensation paid to him as an executive officer. For compensation of executive officers of First Federal other than himself, Mr. Sorboro makes recommendations to First Federal's Board of Directors, which recommendations the First Federal Board generally follows.

     Base salaries and annual adjustments are determined by evaluating the responsibilities of the position held and the experience of the individual. Reference is also made to the competitive marketplace for management talent, including a comparison of base salaries for comparable positions within the thrift and banking industry to ensure that base salaries approximate the average of comparable salary ranges. Adjustments also reflect the performance of Security Federal and First Federal, the performance of the executive and any increased responsibilities assumed by the executive.

     COMPENSATION OF EXECUTIVE OFFICERS. During 1997 a nationally recognized compensation consulting firm undertook a comprehensive compensation study concerning the executive compensation practices of the Associations. With the recommendation of the compensation consulting firm, in June 1997 Security First adopted an Annual Incentive Plan providing for cash incentive awards to certain eligible officers and employees of Security Federal and First Federal, including executive officers. Recommended awards under the Annual Incentive Plan for officers and employees of Security Federal and First Federal, as well as annual performance goals are submitted to the Compensation Committee of the Board of Directors of Security First for its consideration and approval or ratification. Security First's Compensation Committee, all non-employee board members, approve the compensation for Messrs. Valentine, Mulhern and Sorboro. Regarding compensation of officers and employees of Security Federal and First Federal, other than Messrs. Valentine, Mulhern and Sorboro, Security First's Compensation Committee reviews the recommendations of management of Security Federal and First Federal and ratifies the decisions of Security Federal's Compensation Committee and the non-employee members of First Federal's Board of Directors as to compensation issues.

     In addition, the Chief Executive Officer of Security First has the discretion to make individual bonus awards from time to time to any employee based on his or her performance, regardless of whether that individual is otherwise eligible to participate in the Annual Incentive Plan. The Annual Incentive Plan provides that officers and employees at certain salary grade levels may be entitled to an annual cash incentive bonus ranging from 30% to 70% of annual salary if and only if (i) Security First achieves a certain return on average equity (determined annually) and (ii) the operating unit (meaning Security Federal or First Federal) meets or exceeds its capital requirements and receives a favorable safety and soundness rating from its banking supervisory authorities.

     Assuming the foregoing criteria are satisfied, an individual employee will be entitled to an award under the Annual Incentive Plan if his or her individual performance goals are satisfied and if the operating unit's goals (established by the committee administering the Annual Incentive Plan, with input from senior management) are satisfied. Provided that an incentive award is payable under the terms of the Annual Incentive Plan, the highest salary grade levels are entitled to an amount up to 70% of their annual salary, with 80% of such award being determined by operating unit performance and 20% by individual performance. In contrast, the lowest participating salary grade level would be entitled to 30% of annual salary, determined equally by operating unit and individual performance. Operating unit performance levels are determined based on past performance, expected future performance, annual budgets, peer institution performance and the committee's judgment concerning shareholder expectations.

     Annual cash incentive awards are earned proportionate to achievement of individual and operating unit performance goals: a threshold performance level at which 12.5% of the maximum annual incentive award would be payable (but below which no annual incentive award will be payable) and a maximum performance level, at which the participating employee would receive 100% of his or her incentive award. In the case of operating units, maximum performance represents achievements of 110% of the operating unit's budgeted performance levels (determined annually), whereas threshold performance represents achievement of 70% of the operating unit's budgeted performance levels (likewise determine annually). Pro-rated awards would be made for performance levels within the threshold-to-maximum range, with 50% of the maximum award being earned by performance at "target performance" levels of 83% of budgeted performance. Annual cash incentive awards are calculated based on audited year-end financial statements. Awards are paid in cash as soon as possible after approval by the compensation committee. For employees terminated due to death, disability, retirement or a change in control, proportionate awards are paid for the portion of the year during which such person was actively employed with an operating unit.

     Because the Compensation Committee views Messrs. Valentine and Mulhern as having the greatest impact on corporate performance the independent Board members have established a compensation philosophy of providing base pay and incentive compensation for Security Federal's top two executive officers reflective of Security Federal's superior financial performance relative to comparably situated thrifts. Compensation Committee members also expressed their philosophy that base salary and incentive compensation for Messrs. Valentine and Mulhern at levels near the top percentiles in thrift industry compensation surveys were contingent on satisfactory regulatory examinations relative to (i) safety and soundness, (ii) Community Reinvestment Act compliance and (iii) regulatory compliance. For persons other than Messrs. Valentine and Mulhern, the Compensation Committee seeks to establish executive officer base salaries at a level commensurate with the thrift subsidiary's corporate performance, peer group competitors, and the individual officer's performance.

     Stock options have been included as key elements in the total executive officer compensation package for many years. Equity-based compensation provides a long-term link between the results achieved for shareholders and the rewards provided to key executive officers. As a result of the Merger, no stock options were awarded by the Compensation Committee for Security First's performance in fiscal 1998.

     Through the programs described above, a significant portion of the executive compensation program is linked directly to individual and corporate performance and long-term stock price appreciation. The Compensation Committee continues to review all elements of executive compensation to insure that the total compensation program, and each element therein, meets the business objectives and philosophy of Security First's two thrift subsidiaries, as discussed above.

     Section 162(m) was added to the Code in 1993. With certain exceptions,
Section 162(m) eliminates the deductibility of compensation over $1 million paid to certain highly compensated executive officers of publicly held corporations, such as, in Security First's case, those executive officers identified in the "Summary Compensation Table." Section 162(m) applies to all remuneration (both cash and non-cash) that would otherwise be deductible for tax years beginning on or after January 1, 1994, unless expressly excluded. While the current compensation of each of Security First's executive officers is well below the $1 million threshold, if certain executives exercise sufficient stock options, it could be possible for the executive's compensation to exceed $1 million.

     As a general rule, it will be the Stock Option Committee's policy to take into account tax and financial accounting considerations in connection with the granting of options or other forms of grants and awards under Security First's Stock Option and Incentive Plan. The Board of Directors through its Stock Option Committee (in the case of stock option grants and other awards to executive officers) does not expect that grants or awards will be made which would exceed the limit on deductibility.

     COMPENSATION OF CHIEF EXECUTIVE OFFICER. The base salary of Mr. Valentine as the Chief Executive Officer was increased in calendar 1998 by 6.0% as a result of Security Federal exceeding targeted performance objectives.

     Like other executive officers, Mr. Valentine participated in the Annual Incentive Plan. Mr. Valentine, as well as President Mulhern, is eligible to receive up to 70% of base salary in short-term incentive compensation under the Annual Incentive Plan. Based on achievement of operating unit and individual performance goals, the Compensation Committee awarded to Mr. Valentine an annual cash incentive payment under the Annual Incentive Plan of 64.8% of his current salary.

     In reviewing Mr. Valentine's performance as Chief Executive Officer and the justification for Security Federal to renew his employment agreement for an additional year, the Compensation Committee favorably considered Mr. Valentine's performance relative to the following factors (without, however, assigning any such factor a specific weight): corporate performance (return on assets and return on equity), Security First's stock price performance, Security First's growth in loan volume and the compliance posture of Security Federal.

Submitted by the
Compensation Committee of Security First

Robert L. Anderson
James P. Myers
Nicholas E. Rinaldi, D.D.S.
Donald E. Snow
Paul V. Voinovich

STOCK PERFORMANCE GRAPH

     The following graph shows the performance of Security First's stock (based on an assumed $100 investment) since April 1, 1993 in comparison to the Nasdaq Market Index and the Media General Savings and Loan Index. ("Selected Thrift Index")


                                 03/31/93    03/31/94    03/31/95    03/31/96    03/31/97    03/31/98
                                 --------    --------    --------    --------    --------    --------
Security First Corp............  $100.00     $115.01     $147.56     $137.59     $218.74     $397.94
Selected Thrift Index..........   100.00      102.94      116.64      165.00      229.71      389.49
Nasdaq Market Index............   100.00      115.57      122.61      164.91      184.50      278.82

                    RATIFICATION OF APPOINTMENT OF AUDITORS

     The Board of Directors has renewed Security First's arrangement for Deloitte & Touche LLP to be its auditors for the 1999 fiscal year, subject to the ratification of the appointment by Security First's shareholders. A representative of Deloitte & Touche LLP is expected to attend the Meeting to respond to appropriate questions and will have an opportunity to make a statement if he or she so desires.

     THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS SECURITY FIRST'S AUDITORS FOR THE FISCAL YEAR ENDING MARCH 31, 1999.

                             SHAREHOLDER PROPOSALS

     Security First will hold a 1999 Annual Meeting of Shareholders only if the Merger is not consummated before the time of such meeting, which is presently expected to be held on or about July 22, 1999. In such event, in order to be eligible for inclusion in Security First's proxy materials for its 1999 Annual Meeting of Shareholders, any shareholder proposal to take action at such meeting must be received at Security First's main office, 1413 Golden Gate Boulevard, Mayfield Heights, Ohio 44124 no later than February 23, 1999. Any such proposal shall be subject to the requirements of the proxy rules adopted under the Securities Exchange Act of 1934, as amended.

                           ANNUAL REPORT ON FORM 10-K

     A copy of Security First's Annual Report on Form 10-K for the fiscal year ended March 31, 1998 is available to shareholders free of charge. Requests should be directed to Mary H. Crotty, Vice President, Security First Corp., 1413 Golden Gate Boulevard, Mayfield Heights, Ohio 44124.

                                 OTHER MATTERS

     The Board of Directors is not aware of any business to come before the Meeting other than those matters described above in this Proxy Statement. However, if any other matter should properly come before the Meeting, it is intended that holders of the proxies will act in accordance with their best judgment.

                                 LEGAL MATTERS

     The validity of the shares of FirstMerit Common Stock to be issued by FirstMerit under the Merger Agreement and certain federal tax matters relating to the Merger have been passed upon for FirstMerit by its counsel, Brouse & McDowell, L.P.A. Philip A. Lloyd II is a shareholder of Brouse & McDowell, L.P.A. and a director of FirstMerit. Kevin C. O'Neil is a shareholder of Brouse & McDowell, L.P.A. Due to their involvement in this transaction, Messrs. Lloyd and O'Neil are required to disclose their beneficial ownership of shares of FirstMerit Common Stock, which is approximately 320,771 and 3,022 shares, respectively. Certain legal matters in connection with the Merger will be passed upon for Security First by Silver, Freedman & Taff, L.L.P. (a limited liability partnership including professional corporations).

                                    EXPERTS

     The consolidated financial statements of FirstMerit incorporated in this Prospectus and Proxy Statement by reference to the FirstMerit Annual Report on Form 10-K for the year ended December 31, 1997, as amended by the Form 10-K/A, have been so incorporated in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The consolidated financial statements of Security First Corp. and subsidiaries as of March 31, 1998 and 1997, and for each of the three years in the period ended March 31, 1998, attached hereto in Appendix C and incorporated by reference in this Prospectus and Proxy Statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is attached hereto in Appendix C and incorporated by reference herein, and have been so attached hereto and incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                                                      APPENDIX A

        AGREEMENT OF AFFILIATION AND PLAN OF MERGER DATED APRIL 5, 1998,
         BY AND BETWEEN FIRSTMERIT CORPORATION AND SECURITY FIRST CORP.

                            AGREEMENT OF AFFILIATION
                               AND PLAN OF MERGER

     THIS AGREEMENT OF AFFILIATION AND PLAN OF MERGER, dated as of April 4, 1998 (this "Agreement"), is made by and between FirstMerit Corporation, an Ohio corporation ("FirstMerit"), and Security First Corp., a Delaware corporation ("Security First").

     WHEREAS, the respective Boards of Directors of FirstMerit and Security First have each determined that it is in the best interests of their respective shareholders for Security First to merge with and into FirstMerit upon the terms and subject to the conditions set forth herein;

     WHEREAS, the respective Boards of Directors of FirstMerit and Security First have each approved the merger of Security First with and into FirstMerit, upon the terms and subject to the conditions set forth herein;

     WHEREAS, the Board of Directors of FirstMerit intends, contemporaneously with the merger of Security First with and into FirstMerit, to merge the wholly owned subsidiaries of Security First (not including the non-banking subsidiaries), with and into FirstMerit Bank, N.A., a wholly owned subsidiary of FirstMerit;

     WHEREAS, the Board of Directors of FirstMerit will appoint to the FirstMerit Board of Directors at the Effective Time, an individual to be recommended by Security First (subject to the approval of the FirstMerit Board of Directors);

     WHEREAS, as an inducement for FirstMerit to enter into this Agreement, Security First will provide FirstMerit with an option to purchase up to 19.9 percent of the capital stock of Security First, but only if certain events occur, pursuant to the terms and conditions of the Security First Stock Purchase Option (as hereinafter defined);

     WHEREAS, for Federal income tax purposes, it is intended that the merger shall qualify as a reorganization under the provisions of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"); and

     WHEREAS, for accounting purposes, it is intended that the merger shall be accounted for as a "pooling of interests;"

     NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties and agreements contained herein, and subject to the terms and conditions set forth herein, the parties hereto hereby agree as follows:

                                 1. THE MERGER

1.1. MERGER.

          1.1.1. MERGER. At the Effective Time (as hereinafter defined), Security First will be merged with and into FirstMerit (the "Merger") in accordance with the provisions of Section 1701.78 of the Ohio General Corporation Law ("OGCL"). FirstMerit shall be the surviving corporation in the Merger and shall continue after the Merger to be incorporated under the laws of the State of Ohio (the "Surviving Corporation"). The Merger shall have the effects specified in the OGCL. The name of the Surviving Corporation shall be "FirstMerit Corporation."

          1.1.2. EFFECTIVE TIME. As soon as practicable following the Closing (as hereinafter defined), FirstMerit and Security First (the "Constituent Corporations") shall cause a certificate of merger complying with the requirements of Section 1701.81 of the OGCL (the "Certificate of Merger") to be filed with the Secretary of State of the State of Ohio. The form of Certificate of Merger is attached hereto as Exhibit 1.1.2, which has attached to it the Amended and Restated Articles of Incorporation of the Surviving Corporation. The Merger will become effective at the time and date which the Certificate of Merger is filed with the Secretary of State of the State of Ohio (the "Effective Time").

          1.1.3. CONSUMMATION OF MERGER. The closing of the Merger (the "Closing") will take place (i) at 10:00 a.m. (local time) at the principal executive offices of FirstMerit as promptly as practicable after the date on which all of the conditions set forth in Article 6 are satisfied or duly waived, or (ii) at such other time and place and on such other date as FirstMerit and Security First may agree.

          1.1.4. ARTICLES OF INCORPORATION AND REGULATIONS. The Amended and Restated Articles of Incorporation and Code of Regulations of FirstMerit, attached hereto as Exhibit 1.1.4, in effect immediately prior to the Effective Time will be the Amended and Restated Articles of Incorporation and Regulations of the Surviving Corporation after the Effective Time, until duly amended in accordance with their respective terms and the OGCL.

          1.1.5. DIRECTORS AND OFFICERS. The directors and officers of FirstMerit immediately prior to the Effective Time will be the directors and officers, respectively, of the Surviving Corporation, until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the terms of the Surviving Corporation's Amended and Restated Articles of Incorporation and Code of Regulations and the OGCL. Immediately following Closing, the Board of Directors of FirstMerit will appoint to the FirstMerit Board of Directors, an individual to be recommended by Security First, but subject to the approval of the FirstMerit Board of Directors, such individual to serve in the class whose terms expire in 2001.

          1.1.6. SERVICE OF PROCESS. B.&McD., Inc., whose address is 106 S. Main Street, Akron, Summit County, Ohio 44308, is the statutory agent upon whom any process, notice or demand against FirstMerit, or the Surviving Corporation may be served.

                            2. CONVERSION OF SHARES

     2.1. CONVERSION OF SHARES. Subject to the provisions of this Agreement, at the Effective Time, automatically by virtue of the Merger and without any action on the part of any party or shareholder, each share of the common stock, $.01 par value per share, of Security First (the "Security First Common Stock"), issued and outstanding immediately prior to the Effective Time (excluding shares held by Security First or any of the Security First Subsidiaries (as defined below) or by FirstMerit or any of the FirstMerit Subsidiaries (as defined below), in each case other than in a fiduciary capacity or as a result of debts previously contracted ("Treasury Shares")), shall cease to be outstanding and shall be converted into and become the right to receive .8855 (subject to adjustment pursuant to Section 2.5) (the "Exchange Ratio") shares of common stock, no par value, of FirstMerit ("FirstMerit Common Stock").

     2.2. FRACTIONAL SHARES. Notwithstanding any other provision hereof, no fractional shares of FirstMerit Common Stock and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued in the Merger; instead, FirstMerit shall pay to each holder of Security First Common Stock who would otherwise be entitled to a fractional share of FirstMerit Common Stock (after taking into account all Security First Certificates delivered by such holder) an amount in cash (without interest) determined by multiplying such fraction by the average of the last sale prices of FirstMerit Common Stock, as reported by The Nasdaq Stock Market National Market System ("Nasdaq/NMS") reporting system (as reported in The Wall Street Journal or, if not reported therein, in another authoritative source), for the five Nasdaq/NMS trading days immediately preceding the Effective Date.

     2.3. EXCHANGE PROCEDURES.

          2.3.1 At or prior to the Effective Time, FirstMerit shall deposit, or shall cause to be deposited, with the Exchange Agent, for the benefit of the holders of Security First Certificates, for exchange in accordance with this Article 2, certificates representing the shares of FirstMerit Common Stock ("New Certificates") and an estimated amount of cash (such cash and New Certificates, together with any dividends or distributions with respect thereto (without any interest thereon), being hereinafter referred to as the "Exchange Fund") to be paid pursuant to this Article 2 in exchange for outstanding shares of Security First Common Stock.

          2.3.2. As promptly as practicable after the Effective Date, FirstMerit shall send or cause to be sent to each former holder of record of shares (other than Treasury Shares) of Security First Stock immediately prior to the Effective Time transmittal materials for use in exchanging such shareholder's Security First Certificates for the consideration set forth in this Article 2. FirstMerit shall cause the New Certificates into which shares of a shareholder's Security First Common Stock are converted on the Effective Date and/or any check in respect of the fractional share interests or dividends or distributions which such person shall be entitled to receive to be delivered to such shareholder upon delivery to the Exchange Agent of Security First Certificates representing such shares of Security First Common Stock (or indemnity reasonably satisfactory to FirstMerit and the Exchange Agent, if any of such certificates are lost, stolen or destroyed) owned by such shareholder. No interest will be paid on any such cash to be paid pursuant to this Article 2 upon such delivery.

          2.3.3. Notwithstanding the foregoing, neither the Exchange Agent nor any party hereto shall be liable to any former holder of Security First Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

          2.3.4. No dividends or other distributions with respect to FirstMerit Common Stock with a record date occurring after the Effective Time shall be paid to the holder of any unsurrendered Security First Certificate representing shares of Security First Common Stock converted in the Merger into shares of such FirstMerit Common Stock until the holder thereof shall surrender such Security First Certificate in accordance with this Article
     2. After the surrender of a Security First Certificate in accordance with this Article 2, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of FirstMerit Common Stock represented by such Security First Certificate.

          2.3.5. Any portion of the Exchange Fund that remains unclaimed by the shareholders of Security First for twelve months after the Effective Time shall be paid to FirstMerit by the Exchange Agent. Any shareholders of Security First who have not theretofore complied with this Article 2 shall thereafter look only to FirstMerit for payment of the shares of FirstMerit Common Stock, cash in lieu of any fractional shares and unpaid dividends and distributions on the FirstMerit Common Stock deliverable in respect of each share of Security First Common Stock such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon.

     2.4. RESERVED.

     2.5. ANTI-DILUTION PROVISIONS. In the event FirstMerit changes (or establishes a record date for changing) the number of shares of FirstMerit Common Stock issued and outstanding prior to the Effective Date as a result of a stock split, stock dividend, recapitalization or similar transaction with respect to the outstanding FirstMerit Common Stock and the record date therefor shall be prior to the Effective Date, or exchanges FirstMerit Common Stock for a different number or kind of shares or securities or is involved in any transaction resulting in any of the foregoing, the Exchange Ratio shall be proportionately adjusted.

     2.6. TREASURY SHARES. Each of the shares of Security First Stock held as Treasury Shares immediately prior to the Effective Time shall be canceled and retired at the Effective Time and no consideration shall be issued in exchange therefor.

     2.7. STOCK OPTIONS. The Security First Disclosure Letter (as hereinafter defined) sets forth a list of each stock option outstanding on the date of this Agreement (collectively, the "Security First Stock Options"), to purchase Common Stock heretofore granted pursuant to the Security First 1987 Stock Option and Incentive Plan, 1996 Stock Option and Incentive Plan and the First Kent Financial Corporation 1994 Stock Option Plan (the "Security First Option Plans"). The Security First Disclosure Letter also sets forth with respect to each Security First Stock Option the option exercise price, the number of shares subject to the option, the dates of grant, vesting, exercisability and expiration of the option and that the option is either an incentive or a nonqualified stock option. Without the written consent of FirstMerit, no additional stock options shall, after the date of this Agreement, be granted under the Security First Option Plans. All rights under Security First Stock Options shall be treated as provided in this Section.

     Each Security First Stock Option outstanding immediately prior to the Effective Time shall be assumed at the Effective Time by the Surviving Corporation and continue to be an issued and outstanding option of the Surviving Corporation in accordance with the terms of the respective Security First Option Plans, except that: (a) the Surviving Corporation and its Compensation Committee shall be substituted for Security First and the committee of Security First's Board of Directors administering such Security First Option Plans, (b) from and after the Effective Time, each such Security First Stock Option may be exercised only for FirstMerit Common Stock notwithstanding any contrary provision of the Security First Option Plans or stock option agreements executed in connection therewith, (c) each such Security First Stock Option shall at the Effective Time become an option to purchase a number of shares of FirstMerit Common Stock equal to the product arrived at by multiplying the Exchange Ratio by the number of shares of Common Stock subject to such option immediately prior to the Effective Time, and (d) the exercise price per share of FirstMerit Common Stock at which each such Security First Stock Option is exercisable shall be the amount (rounded up to the next whole cent) arrived at by dividing the exercise price per share of Common Stock at which such Security First Stock Option is exercisable immediately prior to the Effective Time by the Exchange Ratio; provided, however, that, notwithstanding the foregoing, the Surviving Corporation shall not issue or pay for any fractional share otherwise issuable upon any exercise of a Security First Stock Option, as assumed and adjusted as aforesaid.

     In addition, notwithstanding clauses (c) and (d) of the immediately preceding sentence, each Security First Stock Option which is an incentive stock option shall be adjusted as required by Section 424 of the Code, and the regulations promulgated thereunder, so as not to constitute a modification, extension or renewal of the option, within the meaning of Section 424 of the Code. The Board of Directors of the Surviving Corporation shall take such action as may be required under the Security First Option Plans to effectuate the foregoing. Immediately after Closing, FirstMerit shall reserve for issuance (and, if not previously registered pursuant to the Securities Act, register) the number of shares of FirstMerit Common Stock necessary to satisfy FirstMerit's obligations under this Section. Prior to the Closing, and thereafter as may be appropriate, FirstMerit shall take such actions as are necessary to effect the provisions of this Section, and to preserve for the holders of Security First Stock Options the benefits to be provided pursuant to this Section.

     2.8. SECURITY FIRST CONVERTIBLE DEBENTURES. The Security First Disclosure Letter sets forth the terms of the Security First Debentures. Without the written consent of FirstMerit, no additional Security First Debentures shall, after the date of this Agreement, be issued. All rights under Security First Debentures shall be treated as provided in this Section. As soon as practicable after the date of this Agreement, Security First shall call and redeem, pursuant to the terms of the Security First Debentures, all of the outstanding Security First Debentures.

                3. REPRESENTATIONS AND WARRANTIES OF FIRSTMERIT

     FirstMerit hereby represents and warrants to Security First that:

     3.1. CORPORATE ORGANIZATION. FirstMerit is a corporation duly organized, validly existing and in good standing under the laws of the State of Ohio and is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which its ownership or lease of property or the nature of the business conducted by it makes such qualification necessary, except for such jurisdictions in which the failure to be so qualified would not have a Material Adverse Effect (as hereinafter defined) on FirstMerit. FirstMerit is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHCA"). FirstMerit has the requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted.

     3.2. AUTHORITY. FirstMerit has the requisite corporate power and authority to execute and deliver this Agreement and, except for any required approval of the applicable Regulatory Authorities (as defined hereinafter), to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized and approved by the Board of Directors of FirstMerit, including provisions for the resolution of certain issues by management, and no other corporate proceedings on the part of FirstMerit are necessary to authorize this Agreement or to consummate the transactions so contemplated. This Agreement has been duly executed and delivered by, and constitutes a valid and binding obligation of, FirstMerit, enforceable against FirstMerit in accordance with its terms, except as enforceability hereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceedings may be brought.

     3.3. CAPITALIZATION. The authorized capital stock of FirstMerit consists of 80,000,000 shares of FirstMerit Common Stock and 7,000,000 shares of preferred stock. As of December 31, 1997, (i) 68,127,314 shares of FirstMerit Common Stock (including 6,159,750 treasury shares) were validly issued and outstanding, fully paid and nonassessable and not issued in violation of any preemptive right of any shareholder of FirstMerit, and (ii) no shares of preferred stock were issued and outstanding. Since December 31, 1997 and through the date of this Agreement, FirstMerit has not issued any additional shares of FirstMerit Common Stock or preferred stock other than pursuant to the exercise of employee stock purchase rights or stock options under FirstMerit Option Plans (as hereinafter defined) outstanding on December 31, 1997. Except as contemplated by this Agreement, the FirstMerit Rights Plan (as hereinafter defined) or in the FirstMerit Disclosure Letter (which is a letter attached hereto as Exhibit 3.3, dated the date of this Agreement, from FirstMerit to Security First, such letter being identified by Security First executing a copy thereof), as of the date of this Agreement, there are no shares of capital stock of FirstMerit authorized, issued or outstanding and there are no outstanding subscriptions, options, warrants, scrip, rights, calls, convertible securities or any other similar agreements, arrangements or commitments of any character relating to the issued or unissued capital stock or other securities of FirstMerit obligating, or which may obligate, FirstMerit to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of FirstMerit or obligating, or which may obligate, FirstMerit to grant, extend or enter into any subscription, option, warrant, scrip, right, call, convertible security or other similar agreement, arrangement or commitment. Except as set forth in the FirstMerit Disclosure Letter, there are no voting trusts or other similar agreements, arrangements or commitments to which FirstMerit or any FirstMerit Subsidiary (as hereinafter
                                       A-5
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defined) is a party with respect to the voting of the capital stock of
FirstMerit. All of the shares of FirstMerit Common Stock issuable in exchange for the Security First Common Stock at the Effective Time in accordance with this Agreement will be, when so issued, duly authorized, validly issued, fully paid and nonassessable and will not be subject to preemptive rights. FirstMerit has reserved for issuance the number of shares of FirstMerit Common Stock necessary to satisfy FirstMerit's obligations under Section 2.1.

     3.4. SUBSIDIARIES. The FirstMerit Disclosure Letter sets forth, as of the date of this Agreement, the name and state of incorporation of each banking, and each other significant subsidiary of FirstMerit (collectively, the "FirstMerit Subsidiaries"). Except as set forth in the FirstMerit Disclosure Letter, each of the FirstMerit Subsidiaries is a bank, or a corporation duly organized, validly existing and in good standing under the laws of its respective jurisdiction of incorporation or organization and is duly qualified to do business as a foreign corporation in each jurisdiction in which its ownership or lease of property or the nature of the business conducted by it makes such qualification necessary, except for such jurisdictions in which the failure to be so qualified would not have a Material Adverse Effect on FirstMerit. Each of the FirstMerit Subsidiaries has the requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its businesses as they are now being conducted.

     Except as set forth in the FirstMerit Disclosure Letter, as of the date of this Agreement, all outstanding shares of capital stock of each FirstMerit Subsidiary are owned by FirstMerit or another FirstMerit Subsidiary and are validly issued, fully paid and nonassessable, have not been issued in violation of any preemptive right and are owned free and clear of all liens, claims, charges, options, encumbrances or agreements with respect thereto. Except as set forth in the FirstMerit Disclosure Letter, as of the date of this Agreement, neither FirstMerit nor any FirstMerit Subsidiary owns beneficially more than 5% of any class of equity securities or any similar interests of any corporation, bank, business, trust, association or similar organization. There are, as of the date of this Agreement, no outstanding subscriptions, options, warrants, scrip, rights, calls, convertible securities or any other similar agreements, arrangements or commitments of any character relating to the issued or unissued capital stock or other securities of any FirstMerit Subsidiary obligating, or which may obligate, any FirstMerit Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of its capital stock or obligating, or which may obligate, any FirstMerit Subsidiary to grant, extend or enter into any subscription, option, warrant, scrip, right, call, convertible security or other similar agreement, arrangement or commitment.

     3.5. INFORMATION IN DISCLOSURE DOCUMENTS, REGISTRATION STATEMENT, ETC.

          (a) None of the information with respect to FirstMerit or any FirstMerit Subsidiary provided by FirstMerit for inclusion in the registration statement to be filed with the Securities and Exchange Commission (the "Commission") by FirstMerit on Form S-4 (or any other appropriate form) under the Securities Act of 1933, as amended (the "Securities Act") for the purpose of registering the shares of FirstMerit Common Stock to be issued in the Merger (the "Registration Statement") will, at the time it becomes effective and at the time of the Security First Meeting (as hereinafter defined), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information with respect to FirstMerit or any FirstMerit Subsidiary provided by FirstMerit for inclusion in any prospectus/proxy statement or information statement or notice of FirstMerit and Security First, or any amendments or supplements thereto, required to be mailed to Security First's shareholders in connection with the Merger (the "Proxy" or "Proxy Statement") will, at the time of the mailing of the Proxy Statement, and at the time of the Security First Meeting, contain any statement which, at the time it is made and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Security First Meeting which has become false or misleading. The Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations promulgated thereunder. The Proxy Statement will comply as to form in all material respects with the provisions of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder.

          (b) All documents that FirstMerit is responsible for filing with any Governmental Entity (as hereafter defined) will comply as to form in all material respects with applicable law. None of the information with respect to FirstMerit or any FirstMerit Subsidiary provided by FirstMerit for inclusion in any document to be filed with any regulatory authority in connection with the transactions contemplated hereby will contain any statement of a material fact which is untrue as of the time that such statement is made.

     3.6. CONSENTS AND APPROVALS; NO VIOLATION. Except as set forth in the FirstMerit Disclosure Letter, neither the execution and delivery of this Agreement by FirstMerit, nor the consummation by FirstMerit of the transactions contemplated hereby, nor compliance by FirstMerit with any of the provisions hereof will (a) conflict with or result in any breach of any provision of its Amended and Restated Articles of Incorporation or Code of Regulations, (b) violate, conflict with, constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration of, or result in the creation of any lien, security interest, charge or other encumbrance upon any of the properties or assets of FirstMerit or any of the FirstMerit Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which FirstMerit or any FirstMerit Subsidiary is a party or to which they or any of their respective properties or assets may be subject, except for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of liens or other encumbrances, which, individually or in the aggregate, will not have a Material Adverse Effect on FirstMerit, (c) violate any judgment, ruling, order, writ, injunction, decree, statute, rule or regulation applicable to FirstMerit or any FirstMerit Subsidiary or any of their respective properties or assets, except for such violations which, individually or in the aggregate, will not have a Material Adverse Effect on FirstMerit, or
(d) require any consent, approval, authorization or permit of or from, or filing with or notification to, any court, governmental authority or other regulatory or administrative agency or commission, domestic or foreign ("Governmental Entity"), except (i) pursuant to the Exchange Act and the Securities Act, (ii) filing the certificate of merger pursuant to the OGCL and the DGCL, (iii) filings required under the securities or blue sky laws of the various states,
(iv) filings with, and approval by, the Board of Governors of the Federal Reserve System (the "FRB"), (v) filings with, and approval by, the Office of Thrift Supervision ("OTS"), (vi) filings with, and approval by, the Office of the Comptroller of the Currency (the "OCC"), (vii) filings and approvals pursuant to any applicable state takeover laws ("State Takeover Approvals"),
(viii) consents, approvals, authorizations, permits, filings or notifications in connection with compliance with applicable provisions of federal and state securities laws relating to the regulation of broker-dealers, investment advisors, or stock transfer agents, or (ix) consents, approvals, authorizations, permits, filings or notifications which have either been obtained or made prior to the Closing or which, if not obtained or made, will neither, individually or in the aggregate, have a Material Adverse Effect on FirstMerit nor restrict FirstMerit's legal authority to execute and deliver this Agreement and consummate the transactions contemplated hereby.

     3.7. REPORTS AND FINANCIAL STATEMENTS. Since December 31, 1997, FirstMerit has filed all reports, registrations and statements, together with any required amendments thereto, that it was required to file with the Commission, including, but not limited to Forms 10-K, Forms 10-Q, Forms 8-K and proxy statements (collectively, the "FirstMerit Reports"). FirstMerit has previously made available or furnished, or, with respect to the FirstMerit Reports filed after the date of this Agreement, will promptly furnish, Security First with true and complete copies of each of the FirstMerit Reports. As of their respective dates (but taking into account any amendments filed prior to the date of this Agreement), the FirstMerit Reports complied, or, with respect to FirstMerit Reports filed after the date of this Agreement, will comply, in all material respects with all the rules and regulations promulgated by the Commission and did not contain, or, with respect to FirstMerit Reports filed after the date of this Agreement, will not contain, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The audited consolidated financial statements and unaudited interim financial statements of FirstMerit included in the FirstMerit Reports (the "FirstMerit Financial Statements") have been prepared in accordance with generally accepted accounting principles applied on a consistent basis (except as may be indicated therein or in the notes thereto) and fairly present the consolidated financial position of FirstMerit and the FirstMerit Subsidiaries as at the dates thereof and the consolidated results of operations and cash flows for the periods then ended subject, in the case of the unaudited interim financial statements, to normal year-end audit adjustments, any other adjustments described therein and the absence of footnotes.

     3.8. TAXES. Except as set forth in the FirstMerit Disclosure Letter, FirstMerit and each FirstMerit Subsidiary have prepared in good faith and duly and timely filed, all federal, state, local and foreign income, franchise, sales, real and personal property and other tax returns and reports required to be filed by them on or before the date of this Agreement, except where the failure to file would not have a Material Adverse Effect on FirstMerit. Except as set forth in the FirstMerit Disclosure Letter, FirstMerit and each FirstMerit Subsidiary have paid, or have adequately reserved or have made adequate accruals (in accordance with generally accepted accounting principles) with respect to, all taxes, interest and penalties shown to be owing on all such returns or reports. There are no liens for federal, state, local or foreign taxes upon the assets of FirstMerit or of any FirstMerit Subsidiary, except for statutory liens for taxes and assessments not yet delinquent or the validity of which is being contested in good faith by appropriate proceedings. As of the date of this Agreement, except as set forth in the FirstMerit Disclosure Letter, neither FirstMerit nor any of the FirstMerit Subsidiaries is a party to any action or proceeding, nor is any such action or proceeding threatened, by any Governmental Entity for the assessment or collection of taxes which are material in amount, and no deficiency notices or reports have been received by FirstMerit or any of the FirstMerit Subsidiaries in respect of any material deficiencies for any tax, assessment or government charges.

     3.9. EMPLOYEE PLANS. All employee bonus, deferred compensation, pension, retirement, profit sharing, stock option, stock purchase, employee stock ownership, stock appreciation rights, savings, consulting, severance, collective bargaining, group insurance, fringe benefit and other employee benefit, incentive and welfare plans, policies, contracts and arrangements and all trust agreements related thereto, now in effect and relating to any present or former directors, officers or employees of FirstMerit or FirstMerit Subsidiaries, whether or not described in Section 3(3) of Employee Retirement Income Security Act of 1974, as amended ("ERISA"), are identified in the FirstMerit Disclosure Letter ("FirstMerit Employee Plans"). All of the FirstMerit employee plans have been maintained, operated and administered in substantial compliance with their terms, and FirstMerit, all of the FirstMerit Subsidiaries and all of the FirstMerit Employee Plans currently comply, and have at all relevant times complied, in all material respects with ERISA, the Code, and any other applicable laws. FirstMerit has previously delivered or made available to Security First copies of all FirstMerit Employee Plans, in each case as in effect on the date of this Agreement.

     3.10. MATERIAL CONTRACTS. Except as set forth in the FirstMerit Disclosure Letter or disclosed in the FirstMerit Reports, neither FirstMerit nor any FirstMerit Subsidiary is, as of the date of this Agreement, a party to, or is bound by, (a) any material lease not made in the ordinary course of business of FirstMerit, (b) any agreement, arrangement, or commitment not made in the ordinary course of business which materially restricts the conduct of any line of business of FirstMerit, (c) any material agreement, indenture or other instrument not specifically disclosed in the FirstMerit Financial Statements relating to the borrowing of money by FirstMerit or the guarantee by FirstMerit of any such obligation (other than trade payables and instruments relating to transactions entered into in the ordinary course of business), (d) any agreement, arrangement or commitment with or to a labor union, or (e) any other contract or agreement or amendment thereto that would be required to be filed as an exhibit to a Form 10-K filed by FirstMerit with the Commission as of the date of this Agreement (the "FirstMerit Contracts"). Neither FirstMerit nor any FirstMerit Subsidiary is in default under any FirstMerit Contract, which default is reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on FirstMerit, and there has not occurred any event that with the lapse of time or the giving of notice or both would constitute such a default.

     3.11. ABSENCE OF CERTAIN CHANGES OR EVENTS. Except as set forth in the FirstMerit Disclosure Letter or disclosed in FirstMerit Reports filed by FirstMerit with the Commission prior to the date of this Agreement, since December 31, 1997 to the date of this Agreement, there has not been any change in the financial condition, results of operations or business of FirstMerit and the FirstMerit Subsidiaries that either individually or in the aggregate has had a Material Adverse Effect on FirstMerit.

     3.12. LITIGATION. Except as disclosed in the FirstMerit Disclosure Letter or in FirstMerit Reports filed by FirstMerit with the Commission prior to the date of this Agreement, there is no litigation, action, arbitration or proceeding pending, or, to the best knowledge of FirstMerit, threatened against or affecting FirstMerit or any FirstMerit Subsidiary which, either individually or in the aggregate, is having, or insofar as reasonably can be foreseen, will have, a Material Adverse Effect on FirstMerit, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator, outstanding against FirstMerit or any FirstMerit Subsidiary having, or which, insofar as reasonably can be foreseen, in the future would have, any such effect.

     3.13. COMPLIANCE WITH LAWS AND ORDERS. Except as disclosed in the FirstMerit Disclosure Letter or in FirstMerit Reports filed by FirstMerit with the Commission prior to the date of this Agreement, the businesses of FirstMerit and the FirstMerit Subsidiaries are not being conducted, and have not been conducted since December 31, 1997, in violation of any law, ordinance, regulation, judgment, order, decree, license or permit of any Governmental Entity, except for possible violations which individually or in the aggregate do not, and, insofar as reasonably can be foreseen, in the future will not, have a Material Adverse Effect on FirstMerit. Except as set forth in the FirstMerit Disclosure Letter, no investigation or review by any Governmental Entity with respect to FirstMerit or any of the FirstMerit Subsidiaries outside the ordinary course of business and not generally applicable to entities engaged in the same business is pending or, to the knowledge of FirstMerit, threatened, and no Governmental Entity has indicated an intention to conduct the same in each case other than those the outcome of which will not have a Material Adverse Effect on FirstMerit.

     3.14. AGREEMENTS WITH BANK REGULATORS. As of the date of this Agreement, except as set forth in the FirstMerit Disclosure Letter, neither FirstMerit nor any FirstMerit Subsidiary is a party to any written agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, any Governmental Entity outside the ordinary course of business and not generally applicable to entities engaged in the same business, including, without limitation, cease and desist or other orders of any bank regulatory authority, which restricts materially the conduct of its business, or in any manner relates to its capital adequacy, its credit policies or its management, nor has FirstMerit been advised by any Governmental Entity that it is contemplating issuing, requiring or requesting (or is considering the appropriateness of issuing requiring or requesting) any such order, directive, agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter or similar undertaking. Except as set forth in the FirstMerit Disclosure Letter, there are no (i) material violations or (ii) violations with respect to which refunds or restitutions which are material in amount to FirstMerit and the FirstMerit Subsidiaries taken as a whole may be required, cited in any compliance report to FirstMerit or any FirstMerit Subsidiary as a result of an examination by any bank regulatory authority.

     3.15. FIRSTMERIT OWNERSHIP OF STOCK. Except as disclosed in the FirstMerit Disclosure Letter, and except pursuant to Stock Purchase Option dated April 4, 1998 (the "Security First Stock Purchase Option"), a copy of which is attached hereto as Exhibit 3.15, neither FirstMerit nor, to the best of its knowledge, any of its affiliates or associates (i) beneficially owns, directly or indirectly, or (ii) are parties to any agreement, arrangement or commitment for the purpose of acquiring, holding, voting or disposing of, in each case, shares of Security First Common Stock (other than shares of Security First Common Stock held in a fiduciary, trust, custodial or agency capacity by a bank or trust subsidiary of FirstMerit) which in the aggregate, represent 1% or more of the outstanding shares of Security First Common Stock.

     3.16. FEES. Except for the fees paid and payable to Morgan Stanley & Co. Incorporated, neither FirstMerit nor any FirstMerit Subsidiary has paid or become obligated to pay any fee or commission to any broker, finder or intermediary in connection with the transactions contemplated by this Agreement.

     3.17. FIRSTMERIT ACTION. The Board of Directors of FirstMerit (at a meeting duly called and held) has by the requisite vote (i) determined that the Merger is advisable and in the best interests of FirstMerit and its shareholders, (ii) authorized and approved this Agreement and the Stock Purchase Option, and the transactions contemplated hereby and thereby, including the Merger, and (iii) authorized and approved the Merger in accordance with applicable takeover laws (if any) with the result that they will not apply to the consummation of the Merger and acquisition of shares of FirstMerit Common Stock by the holders of Security First Common Stock pursuant to this Agreement.

     3.18. RIGHTS AGREEMENT. No person will become an "Acquiring Person" and no "Shares Acquisition Date" or "Distribution Date" will occur under the Shareholder Rights Agreement, as amended and restated, dated July 18, 1996, between FirstMerit and FirstMerit Bank, N.A., as rights agent (the "FirstMerit Rights Plan"), and no holder of rights issued under the FirstMerit Rights Plan shall have any rights under the FirstMerit Rights Plan as a result of the approval, execution or delivery of this Agreement or the consummation of the Merger. No amendments have been made prior to the date of this Agreement to the FirstMerit Rights Plan except as specifically referred to in this Section.

     3.19. ENVIRONMENTAL MATTERS. Except as set forth in the FirstMerit Disclosure Letter, to the best of FirstMerit's knowledge: (i) neither FirstMerit nor any of the FirstMerit Subsidiaries has been or is in violation of or liable under any Environmental Law (as hereinafter defined), except for any such violations or liabilities which would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on FirstMerit; and (ii) none of the Loan Portfolio Properties and Other Properties Owned (as hereinafter defined) by FirstMerit or any of the FirstMerit Subsidiaries has been since such properties have been owned, operated or managed by FirstMerit or any of the FirstMerit Subsidiaries is in violation of under any Environmental Law, except for any such violations which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on FirstMerit. Except as set forth in the FirstMerit Disclosure Letter, there are no actions, suits, demands, notices, claims, investigations or proceedings pending, or to the best of FirstMerit's knowledge threatened, relating to the liability of the Loan Portfolio Properties and Other Properties Owned by FirstMerit or the FirstMerit Subsidiaries under any Environmental Law, including, without limitation, any notices, demand letters or requests for information from any federal, state or local environmental agency relating to any such liabilities under or violations of Environmental Law.

     3.20. ACCOUNTING MATTERS. Neither FirstMerit nor, to the best of its knowledge, any of its affiliates, has taken or agreed to take any action that would prevent FirstMerit from accounting for the business combination to be effected by the Merger as a "pooling of interests."

              4. REPRESENTATIONS AND WARRANTIES OF SECURITY FIRST

     Security First hereby represents and warrants to FirstMerit that:

     4.1. CORPORATE ORGANIZATION. Security First is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which its ownership or lease of property or the nature of the business conducted by it makes such qualification necessary, except for such jurisdictions in which the failure to be so qualified would not have a Material Adverse Effect on Security First. Security First is registered as a savings and loan holding company with the OTS. Security First has the requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted. Security First has delivered to FirstMerit as attachments to the Security First Disclosure Letter true and complete copies of its Certificate of Incorporation and its Bylaws (the "Corporate Governance Documents") as currently in effect.

     4.2. AUTHORITY. Security First has the requisite corporate power and authority to execute and deliver this Agreement and, except for any required approval of Security First's shareholders and the approval of the applicable Regulatory Authorities, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized and approved by the Board of Directors of Security First and no other corporate proceedings on the part of Security First are necessary to authorize this Agreement or to consummate the transactions so contemplated, except for approval by the shareholders of Security First as provided in Section 6.1(a). This Agreement has been duly executed and delivered by, and constitutes a valid and binding obligation of, Security First, enforceable against Security First in accordance with its terms, except as enforceability hereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceedings may be brought, and except as enforceability hereof may be limited by laws relating to the safety and soundness of insured depository institutions as set forth in 12 U.S.C. sec.1818(b) or to the appointment of a conservator or receiver by the Federal Deposit Insurance Corporation.

     4.3. CAPITALIZATION. The authorized capital stock of Security First consists of 20,000,000 shares of Security First Common Stock and 1,000,000 shares of serial preferred, par value $.01 per share. As of the date of this Agreement, (i) 7,555,044 shares of Security First Common Stock were validly issued and outstanding, fully paid and nonassessable and not issued in violation of any preemptive right of any Security First shareholder and no shares of serial preferred were issued. As of the date of this Agreement, there were 88,324 treasury shares and outstanding Security First Stock Options to purchase 374,892 shares of Security First Common Stock, and there were outstanding Security First 6.25% Convertible Subordinated Debentures ("Security First Debentures") to covert into 878,048 shares of Security First Common Stock, all of which are currently redeemable by Security First at 100% of the original principal amount. Except as contemplated by this Agreement, the Security First Stock Purchase Option or in the Security First Disclosure Letter (which is a letter attached hereto as Exhibit 4.3, dated the date of this Agreement, from Security First to FirstMerit, such letter being identified by FirstMerit executing a copy thereof), there are no shares of capital stock of Security First authorized, issued or outstanding and there are no outstanding subscriptions, options, warrants, scrip, rights, calls, convertible securities or any other similar agreements, arrangements or commitments of any character relating to the issued or unissued capital stock or other securities of Security First obligating, or which may obligate, Security First to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of Security First or obligating, or which may obligate, Security First to grant, extend or enter into any subscription, option, warrant, scrip, right, call, convertible security or other similar agreement, arrangement or commitment. Except as set forth in the Security First Disclosure Letter, there are no voting trusts or other similar agreements, arrangements, or commitments to which Security First or any Security First Subsidiary (as hereinafter defined) is a party with respect to the voting of the capital stock of Security First.

     4.4. SUBSIDIARIES. The Security First Disclosure Letter sets forth, as of the date of this Agreement, the name and state of incorporation of each subsidiary of Security First (collectively, the "Security First Subsidiaries") and the authorized capital stock of each Security First Subsidiary. Except as set forth in the Security First Disclosure Letter, each of the Security First Subsidiaries is a bank, savings association or a corporation, duly organized, validly existing and in good standing under the laws of its respective jurisdiction of incorporation or organization and is duly qualified to do business as a foreign corporation in each jurisdiction in which its ownership or lease of property or the nature of the business conducted by it makes such qualification necessary, except for such jurisdictions in which the failure to be so qualified would not have a Material Adverse Effect on Security First. Each of the Security First Subsidiaries has the requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its businesses as they are now being conducted. Security First has delivered to FirstMerit as attachments to the Security First Disclosure Letter true and complete copies of the Security First Subsidiaries' articles of incorporation and code of regulations (charter or bylaws), each as currently in effect.

     Except as set forth in the Security First Disclosure Letter, as of the date of this Agreement, all outstanding shares of capital stock of each Security First Subsidiary are owned by Security First or another Security First Subsidiary and are validly issued, fully paid and nonassessable, have not been issued in violation of any preemptive right and are owned free and clear of all liens, claims, charges, options, encumbrances or agreements with respect thereto. Except as set forth in the Security First Disclosure Letter, as of the date of this Agreement, neither Security First nor any Security First Subsidiary owns beneficially more than 5% of any class of equity securities or any similar interests of any corporation, bank, business, trust, association or similar organization. There are, as of the date of this Agreement, no outstanding subscriptions, options, warrants, scrip, rights, calls, convertible securities or any other similar agreements, arrangements or commitments of any character relating to the issued or unissued capital stock or other securities of any Security First Subsidiary obligating, or which may obligate, any Security First Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of its capital stock or obligating, or which may obligate, any Security First Subsidiary to grant, extend or enter into any subscription, option, warrant, scrip, right, call, convertible security or other similar agreement, arrangement or commitment.

     4.5. INFORMATION IN DISCLOSURE DOCUMENTS, REGISTRATION STATEMENT, ETC.

     (a) None of the information with respect to Security First or any Security First Subsidiary provided by Security First for inclusion in the Registration Statement will, at the time it becomes effective and at the time of the Security First Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information with respect to Security First or any Security First Subsidiary provided in writing by Security First for inclusion in the Proxy Statement will, at the time of the mailing of the Proxy Statement, and at the time of the Security First Meeting, contain any statement which, at the time it is made and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Security First Meeting which has become false or misleading. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act, and the rules and regulations promulgated thereunder.

     (b) All documents that Security First is responsible for filing with any Governmental Entity will comply as to form in all material respects with applicable law. None of the information with respect to Security First or any Security First Subsidiary provided by Security First for inclusion in any document to be filed with any Governmental Entity in connection with the transactions contemplated hereby will contain any statement of a material fact which is untrue as of the time that such statement is made.

     4.6. CONSENT AND APPROVALS; NO VIOLATION. Except as set forth in the Security First Disclosure Letter, neither the execution and delivery of this Agreement by Security First, nor the consummation by Security First of the transactions contemplated hereby, nor compliance by Security First with any of the provisions hereof, will (a) conflict with or result in any breach of any provision of its Corporate Governance Documents, (b) violate, conflict with, constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration of, or result in the creation of any lien, security interest, charge or other encumbrance upon any of the properties or assets of Security First or any of the Security First Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Security First or any Security First Subsidiary is a party or to which they or any of their respective properties or assets may be subject, except for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of liens or other encumbrances, that are set forth in the Security First Disclosure Letter or which, individually or in the aggregate, will not have a Material Adverse Effect on Security First, (c) violate any judgment, ruling, order, writ, injunction, decree, statute, rule or regulation applicable to Security First or any Security First Subsidiary or any of their respective properties or assets, except for such violations which, individually or in the aggregate, will not have a Material Adverse Effect on Security First, or (d) require any consent, approval, authorization or permit of or from, or filing with or notification to, any Governmental Entity, except (i) pursuant to the Exchange Act and the Securities Act, (ii) filing certificates of merger pursuant to the OGCL and the DGCL, (iii) filings required under the securities or blue sky laws of the various states, (iv) filings with, and approval by, the FRB, (v) filings with, and approval by, the OTS, (vi) filings with, and approval by the OCC, (vii) filings and approvals pursuant to any applicable State Takeover Approvals, or (viii) consents, approvals, authorizations, permits, filings or notifications which have either been obtained or made prior to the Closing or which, if not obtained or made, will neither, individually or in the aggregate, have a Material Adverse Effect on Security First nor restrict Security First's legal authority to execute and deliver this Agreement and consummate the transactions contemplated hereby.

     4.7. REPORTS AND FINANCIAL STATEMENTS. Since March 31, 1997, Security First has filed all reports, registrations and statements, together with any required amendments thereto, that it was required to file with the Commission, including, but not limited to Forms 10-K, Forms 10-Q, Forms 8-K and proxy statements (collectively, the "Security First Reports"). Security First has previously made available or furnished, or, with respect to Security First Reports filed after the date of this Agreement, will promptly furnish, FirstMerit with true and complete copies of each of the Security First Reports. As of their respective dates (but taking into account any amendments filed prior to the date of this Agreement), and except as stated in the Security First Disclosure

Letter, the Security First Reports complied, or, with respect to Security First Reports filed after the date of this Agreement, will comply, in all material respects with all the rules and regulations promulgated by the Commission, and did not contain, or, with respect to Security First Reports filed after the date of this Agreement, will not contain, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The audited consolidated financial statements and unaudited interim financial statements of Security First included in the Security First Reports (the "Security First Financial Statements") have been prepared in accordance with generally accepted accounting principles applied on a consistent basis (except as may be indicated therein or in the notes thereto) and fairly present the consolidated financial position of Security First and the Security First Subsidiaries as at the dates thereof and the consolidated results of operations and cash flows for the periods then ended subject, in the case of the unaudited interim financial statements, to normal year-end audit adjustments, any other adjustments described therein and the absence of footnotes.

     4.8. TAXES. Except as set forth in the Security First Disclosure Letter, Security First and each Security First Subsidiary have prepared in good faith and duly and timely filed, or caused to be duly and timely filed, all federal, state, local and foreign income, franchise, sales, real and personal property and other tax returns and reports required to be filed by them on or before the date of this Agreement, except where the failure to file would not have a Material Adverse Effect on Security First. Except as set forth in the Security First Disclosure Letter, Security First and each Security First Subsidiary have paid, or have adequately reserved or have made adequate accruals (in accordance with generally accepted accounting principles) with respect to, all taxes, interest and penalties shown to be owing on all such returns and reports. The Security First Disclosure Letter sets forth, as of the date of this Agreement, the following information with respect to Security First and each Security First
Subsidiary: (i) the most recent tax year through which the Internal Revenue Service ("IRS") has completed its examination of such corporation, (ii) whether there is an examination pending by the IRS with respect to such corporation and, if so, the tax years involved, (iii) whether such corporation has executed or filed with the IRS any agreement which is still in effect extending the period for assessment and collection of any federal tax and, if so, the tax years covered by such agreement and the expiration date of such extension, and (iv) whether there are any existing material disputes as to state, local or foreign taxes. Except as set forth in the Security First Disclosure Letter, there are no liens for federal, state, local or foreign taxes upon the assets of Security First or of any Security First Subsidiary, except for statutory liens for taxes and assessments not yet delinquent or the validity of which is being contested in good faith by appropriate proceedings. Except as set forth in the Security First Disclosure Letter, neither Security First nor any of the Security First Subsidiaries is a party to any action or proceeding, nor is any such action or proceeding threatened, by any Governmental Entity for the assessment or collection of taxes which are material in amount, and no deficiency notices or reports have been received by Security First or any of the Security First Subsidiaries in respect of any material deficiencies for any tax, assessment, or government charges. After the date of this Agreement, Security First will promptly notify FirstMerit of (i) the commencement or threat of any such action or proceeding involving an amount of taxes material to Security First and its subsidiaries taken as a whole, and (ii) the receipt by Security First or the Security First Subsidiaries of any such deficiency notices or reports in respect of any material deficiencies.

     4.9. EMPLOYEE PLANS, EMPLOYEES. All employee bonus, deferred compensation, pension, retirement, profit sharing, stock option, stock purchase, employee stock ownership, stock appreciation rights, savings, consulting, severance, collective bargaining, group insurance, fringe benefit and other employee benefit, incentive and welfare plans, policies, contracts and arrangements and all trust agreements related thereto, now in effect and relating to any present or former directors, officers or employees of Security First or the Security First Subsidiaries, whether or not described in Section 3(3) of ERISA ("Security First Employee Plans"), are identified in the Security First Disclosure Letter. Security First has previously delivered or made available to FirstMerit copies of all Security First Employee Plans, in each case as in effect on the date of this Agreement.

     All of Security First Employee Plans have been maintained, operated and administered in substantial compliance with their terms, and Security First, all of the Security First Subsidiaries and all of the Security First Employee Plans currently comply, and have at all relevant times complied, in all material respects with ERISA, the Code, and any other applicable laws. With respect to each Security First Employee Plan which is a pension plan (as defined in Section 3(2) of ERISA): (a) except as set forth in the Security First Disclosure Letter each pension plan as amended (and any trust relating thereto) intended to be a qualified plan under Section 401(a) of the Code either has been determined by the IRS to be so qualified or is the subject of a pending application for such determination that was timely filed, (b) except as set forth in the Security First Disclosure Letter, would be fully funded (calculated using the interest rate and other actuarial assumptions mandated by the Pension Benefit Guaranty Corporation ("PBGC")) if terminated at the Effective Time and there is no accumulated funding deficiency (as defined in Section 302 of ERISA and Section 412 of the Code), whether or not waived, and no waiver of the minimum funding standards of such sections has been requested from the IRS, (c) no reportable event described in Section 4043 of ERISA has occurred, (d) no defined benefit plan has been terminated, nor has the PBGC instituted proceedings to terminate a defined benefit plan or to appoint a trustee or administrator of a defined benefit plan, and no circumstances exist that constitute grounds under Section 4042 of ERISA entitling the PBGC to institute any such proceedings, and (e) no pension plan is a "multi-employer plan" within the meaning of Section 3(37) of ERISA.

     Except as set forth in the Security First Disclosure Letter, no Security First Employee Plan provides benefits, including, without limitation, death or medical benefits (whether or not insured), with respect to current or former employees beyond their retirement or other termination of service (other than (i) temporary coverage mandated by applicable law, (ii) death benefits or retirement benefits under any "employee pension plan," as that term is defined in Section 3(2) of ERISA, (iii) deferred compensation benefits accrued as liabilities on the books of Security First or any Security First Subsidiary, or
(iv) benefits the full cost of which are borne by the current or former employee (or his or her beneficiary)).

     Except as set forth in the Security First Disclosure Letter, all employees of Security First and the Security First Subsidiaries are "at will" and there are no employment, consulting or like agreements, written or oral, expressed or implied.

     4.10. MATERIAL CONTRACTS. Except as set forth in the Security First Disclosure Letter or disclosed in the Security First Reports, neither Security First nor any Security First Subsidiary is, as of the date of this Agreement, a party to, or is bound by, (a) any material lease not made in the ordinary course of business of Security First, (b) any agreement, arrangement, or commitment not made in the ordinary course of business which materially restricts the conduct of any line of business of Security First, (c) any benefit agreements providing for aggregate payments to any person in any calendar year in excess of $100,000,
(d) any material agreement, indenture or other instrument not specifically disclosed in the Security First Financial Statements relating to the borrowing of money by Security First or the guarantee by Security First of any such obligation (other than trade payables and instruments relating to transactions entered into in the ordinary course of business), (e) any agreement, arrangement or commitment with or to a labor union or (f) any other contract or agreement or amendment thereto that would be required to be filed as an exhibit to a Form 10-K filed by Security First with the Commission (the agreements and other documents referred to in clauses (a) through (e) of this sentence, collectively, the "Security First Contracts"). Except as stated in the Security First Disclosure Letter, neither Security First nor any Security First Subsidiary is in default under any Security First Contract, which default is reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on Security First, and there has not occurred any event that with the lapse of time or the giving of notice or both would constitute such a default.

     4.11. ABSENCE OF CERTAIN CHANGES OR EVENTS. Except as set forth in the Security First Disclosure Letter or disclosed in Security First Reports filed by Security First with the Commission prior to the date of this Agreement, since March 31, 1997 to the date of this Agreement, there has not been any change in the financial condition, results of operations or business of Security First and the Security First Subsidiaries that either individually or in the aggregate has had a Material Adverse Effect on Security First.

     4.12. LITIGATION. Except as disclosed in the Security First Disclosure Letter or in Security First Reports filed by the Security First with the Commission prior to the date of this Agreement, there is no litigation, action, arbitration or proceeding pending, or, to the best knowledge of Security First, threatened against or affecting Security First or any Security First Subsidiary which, either individually or in the aggregate, is having, or insofar as reasonably can be foreseen will have, a Material Adverse Effect on Security First, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator, outstanding against Security First or any Security First Subsidiary having, or which, insofar as reasonably can be foreseen, in the future would have, any such effect.

     4.13. COMPLIANCE WITH LAWS AND ORDERS. Except as disclosed in the Security First Disclosure Letter or in Security First Reports filed by Security First with the Commission prior to the date of this Agreement, the businesses of Security First and the Security First Subsidiaries are not being conducted, and have not been conducted since March 31, 1997, in violation of any law, ordinance, regulation, judgment, order, decree, license or permit of any Governmental Entity (including, without limitation, zoning ordinances, building codes, and environmental, civil rights, and occupational health and safety laws and regulations and, in the case of Security First Subsidiaries that are savings and loans or thrifts, all statutes, rules and regulations pertaining to the conduct of such business), except for possible violations which individually or in the aggregate do not, and, insofar as reasonably can be foreseen, in the future will not, have a Material Adverse Effect on Security First. Except as set forth in the Security First Disclosure Letter, no investigation or review by any Governmental Entity with respect to Security First or any of the Security First Subsidiaries outside the ordinary course of business and not generally applicable to entities engaged in the same business is pending or, to the knowledge of Security First, threatened, nor has any Governmental Entity indicated an intention to conduct the same in each case other than those the outcome of which will not have a Material Adverse Effect on Security First.

     4.14. AGREEMENTS WITH REGULATORS. As of the date of this Agreement, except as disclosed in the Security First Disclosure Letter, neither Security First nor any Security First Subsidiary is a party to any written agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, any Governmental Entity outside the ordinary course of business and not generally applicable to entities engaged in the same business, including, without limitation, cease and desist orders of any regulatory authority, which restricts materially the conduct of its business, or in any manner relates to its capital adequacy, its credit policies or its management, nor has Security First been advised by any Governmental Entity that it is contemplating issuing, requiring, or requesting (or is considering the appropriateness of issuing, requiring or requesting) any such order, directive, agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter or similar undertaking. Except as set forth in Security First Disclosure Letter, there are no (i) material violations, or (ii) violations with respect to which refunds or restitutions which are material in amount to Security First and the Security First Subsidiaries taken as a whole may be required, cited in any compliance report to Security First or any Security First Subsidiary as a result of an examination by any regulatory authority.

     4.15. SECURITY FIRST OWNERSHIP OF STOCK. Except as disclosed in the Security First Disclosure Letter, as of the date of this Agreement, neither Security First nor, to the best of its knowledge, any of its affiliates or associates (i) beneficially owns directly or indirectly, or (ii) are parties to any agreement, arrangement or commitment for the purpose of acquiring, holding, voting or disposing of, in each case, shares of FirstMerit Common Stock (other than shares of FirstMerit Common Stock held in a fiduciary, trust, custodial or agency capacity by a subsidiary of Security First) which in the aggregate, represent 5% or more of the outstanding shares of FirstMerit Common Stock.

     4.16. FEES. Except for fees paid and payable to Charles Webb & Company ("Charles Webb"), neither Security First nor any Security First Subsidiary has paid or become obligated to pay any fee or commission to any broker, finder or intermediary in connection with the transactions contemplated by this Agreement.

     4.17. SECURITY FIRST ACTION. The Board of Directors of Security First (at a meeting duly called and held) has by the requisite vote (i) determined that the Merger is advisable and in the best interests of Security First and its shareholders, (ii) authorized and approved this Agreement, the Security First Stock Purchase Option and the transactions contemplated hereby and thereby, including the Merger, (iii) directed that the Merger Agreement be submitted for consideration by Security First's shareholders entitled to vote thereon at the Security First Meeting, and (iv) authorized and approved the Security First Stock Purchase Option and the Merger Agreement in accordance with applicable takeover laws (if any) with the result that they will not apply to the consummation of the Merger and the acquisition by FirstMerit of shares of Security First Common Stock pursuant to the Merger, the Security First Stock Purchase Option or any of the transactions contemplated by this Agreement or the Security First Stock Purchase Option. Charles Webb, Security First's financial advisor, has provided the Board of

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

Directors of Security First with its opinion that, as of the date of such duly called meeting of the Board, the Merger Consideration is fair, from a financial point of view, to the shareholders of Security First.

     4.18. VOTE REQUIRED. The affirmative vote of the holders of a majority of the outstanding shares of Security First Common Stock entitled to vote thereon is the only vote of the holders of any class or series of Security First capital stock necessary to approve this Agreement and the transactions contemplated hereby, unless FirstMerit has exercised its rights to acquire the Security First Common Stock under the Security First Stock Purchase Option.

     4.19. CONDUCT OF SECURITY FIRST TO DATE. Except as disclosed in the Security First Disclosure Letter and in the Security First Reports filed with the Commission prior to the date of this Agreement, from and after March 31, 1997, to the date of this Agreement: (a) Security First and the Security First Subsidiaries have carried on their respective businesses in the ordinary and usual course consistent with their current practices, (b) Security First has not issued or sold any of its capital stock (except shares of Security First Common Stock issued upon exercise of Security First Stock Options or under the Security First Debentures), or any corporate debt securities which would be classified as long-term debt on the balance sheets of Security First, (c) Security First has not granted any option for the purchase of its capital stock (other than pursuant to the Security First Stock Purchase Option), effected any stock split, or otherwise changed its authorized capitalization, (d) Security First has not declared, set aside, or paid any dividend or other distribution in respect of its capital stock, or, directly or indirectly, redeemed or otherwise acquired any of its capital stock, except regular quarterly cash dividends (based upon historic precedent), (e) Security First has neither incurred nor prepaid any corporate debt securities or instruments which are or would be classified as long-term debt on the balance sheet of Security First, (f) neither Security First nor any Security First Subsidiary has sold, assigned, transferred, or otherwise disposed of to a third party (i) equity securities in or issued by any Security First Subsidiary, (ii) branch offices of any Security First Subsidiary,
(iii) assets constituting any other line of business, or (iv) any of its other material properties or assets other than for a fair consideration in the ordinary course of business, (g) neither Security First nor any Security First Subsidiary has purchased or otherwise acquired from a third party equity securities in or issued by such third party other than in the ordinary course of business, branch offices of such third party, assets constituting any other line of business, or any other material properties or assets outside the ordinary course of its business, (h) neither Security First nor any Security First Subsidiary has: increased the rate of compensation of, or paid any bonus to, any of its directors, officers, or other employees, except under existing plans and policies, entered into any new, or amended or supplemented any existing, or secured, collateralized, or funded any, employment, management, consulting, deferred compensation, severance, or other similar contract, entered into, terminated, or substantially modified any Security First Employee Plan in respect of any of its present or former directors, officers, or other employees, or agreed to do any of the foregoing, (i) neither Security First nor any Security First Subsidiary, has entered into any material transaction, contract, lease, agreement or commitment requiring the approval of the Board of Directors of Security First or any Security First Subsidiary, or amended, modified or terminated any contract, lease or other agreement to which it is a party in a manner requiring the approval of the Board of Directors of Security First or any Security First Subsidiary, and (j) no Security First Subsidiary has entered into any material transaction, contract, lease, agreement or commitment outside the ordinary course of business requiring the approval of the Board of Directors of such Subsidiary or amended, modified or terminated outside the ordinary course of business any material contract, lease or other agreement to which it is a party in a manner requiring the approval of the Board of Directors of such Subsidiary.

     4.20. ENVIRONMENTAL MATTERS. For purposes of this Agreement, the following terms shall have the indicated meanings:

          "Environmental Law" means any federal, state or local law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, judgment, decree, injunction or agreement with any Governmental Entity relating to (i) the protection, preservation or restoration of the environment (including, without limitation, air, water vapor, surface water, ground water, drinking water supply, surface soil, subsurface soil, plant and animal life or any other natural resource), and/or (ii) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances. The term Environmental Law includes, without limitation; the Comprehensive Environmental Response, Compensation and Liability Act, as amended, 42 U.S.C. sec.9601, et seq.; the

     Resource Conservation and Recovery Act, as amended, 42 U.S.C. sec.6901, et seq.; the Clean Air Act, as amended, 42 U.S.C. sec.7401, et seq.; the Federal Water Pollution Control Act, as amended, 33 U.S.C. sec.1251 et seq.; the Toxic Substances Control Act, as amended, 125 U.S.C. sec.9601, et seq.; the Emergency Planning and Community Right to Know Act, 42 U.S.C. sec.11001, et seq.; the Safe Drinking Water Act, 42 U.S.C. sec.300f, et seq.; all comparable state and local laws; and any common law (including without limitation common law that may impose strict liability) that may impose liability or obligations for injuries or damages due to, or threatened as a result of, the presence of or exposure to any Hazardous Substance.

          "Hazardous Substance" means any substance presently listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous, or otherwise regulated, under any Environmental Law, whether by type or by quantity, including any material containing any such substance as a component. Hazardous Substances include, without limitation, petroleum or any derivative or by-product thereof, asbestos, radioactive material, and polychlorinated biphenyls.

          "Loan Portfolio Properties and Other Properties Owned" means those properties owned, operated or managed (including those held in trust) by Security First, as the case may be, or any of their subsidiaries.

Except as set forth in Security First Disclosure Letter, to the best of Security First's knowledge: (i) neither Security First nor any of the Security First Subsidiaries has been or is in violation of or liable under any Environmental Law, except for any such violations or liabilities which would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Security First; and (ii) none of the Loan Portfolio Properties and Other Properties Owned by Security First or any of the Security First Subsidiaries has been since such properties have been owned, operated or managed by Security First or any of the Security First Subsidiaries, is in violation of any Environmental Law, except for any such violations which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Security First. Except as set forth in Security First Disclosure Letter, there are no actions, suits, demands, notices, claims, investigations or proceedings pending, or to the best of Security First's knowledge threatened, relating to the liability of the Loan Portfolio Properties and Other Properties Owned by Security First or the Security First Subsidiaries under any Environmental Law, including, without limitation, any notices, demand letters or requests for information from any federal, state or local environmental agency relating to any such liabilities under or violations of Environmental Law.

     4.21. ACCOUNTING MATTERS. Neither Security First nor, to the best of its knowledge, any of its affiliates, has taken or agreed to take any action that would prevent FirstMerit from accounting for the business combination to be effected by the Merger as a "pooling of interests."

                                  5. COVENANTS

     5.1. ACQUISITION PROPOSALS AND NEGOTIATIONS. Each of Security First and the Security First Subsidiaries shall not, directly or indirectly, and shall instruct and otherwise use its diligent efforts to cause their respective officers, directors, employees, agents and advisors not to, directly or indirectly, solicit or initiate any proposals or offers from any person, or discuss or negotiate with any such person, relating to any acquisition or purchase of all or a material amount of the assets of, or any equity securities of, or any merger, consolidation or business combination with, Security First or any of the Security First Subsidiaries (such transactions are referred to herein as "Acquisition Transactions"), provided, however, that nothing contained in this Section shall prohibit:

          (i) Security First or any Security First Subsidiary, as the case may be, from furnishing information to, or entering into discussions or negotiations with, any person or entity that makes an unsolicited proposal of an Acquisition Transaction if and to the extent that,

             (a) the Board of Directors of Security First, after consultation with and based upon the opinion of Silver, Freedman & Taff, L.L.P. determines in good faith that such action is required for the directors of Security First to fulfill their fiduciary duties and obligations to the Security First shareholders and other constituencies under Delaware law, taking into consideration the sale process engaged in connection with the transactions contemplated hereby, and

             (b) prior to furnishing such information to, or entering into discussions or negotiations with, such person or entity, Security First provides immediate written notice to FirstMerit at least two business days prior to furnishing information to, or entering into discussions or negotiations with, such a person or entity, or

          (ii) the Board of Directors of Security First from failing to make, withdrawing or modifying its recommendation referred to in Section 5.14 following receipt of a proposal for an Acquisition Transaction if the Board of Directors of Security First, after consultation with and based upon the opinion of Silver, Freedman & Taff, L.L.P. determines in good faith that such action is required for the directors of Security First to fulfill their fiduciary duties and obligations to the Security First shareholders and other constituencies under Delaware law, taking into consideration the sale process engaged in connection with the transactions contemplated hereby.

     In the event Security First or any officer, director or representative thereof receives any contact, either oral or written, from a third party or its representative regarding an Acquisition Transaction or any matter directly or indirectly related thereto after the date of this Agreement, Security First shall immediately notify FirstMerit of such contact, and provide such information requested by FirstMerit, including but not limited to the name of the party or parties, and all details related thereto. Security First shall have a continuing obligation to provide information to FirstMerit regarding any additional or continuing contacts. Any writings received by Security First or any officer, director or representative thereof, shall be immediately provided to FirstMerit, regardless of such writing being marked confidential or otherwise.

     5.2. INTERIM OPERATIONS OF SECURITY FIRST. During the period from the date of this Agreement to the Effective Time, except as specifically contemplated by this Agreement, as required by law, as set forth in Security First Disclosure Letter, or as otherwise approved in writing by FirstMerit (which shall not be unreasonably withheld):

          5.2.1. CONDUCT OF BUSINESS. Security First shall, and shall cause each of the Security First Subsidiaries to, conduct their respective businesses only in, and not take any action except in the ordinary course of business substantially consistent with current practices (which practices include any workout arrangements for troubled loans and real estate development assets). Security First shall use all diligent efforts to (i) maintain and preserve intact the business organization of Security First and each of the Security First Subsidiaries, keep available the services of its and their present officers and employees, and keep the branch operations fully staffed with competent employees, (ii) preserve the goodwill of those having business relationships with Security First or the Security First Subsidiaries, (iii) maintain and keep its properties in as good repair and condition as at present, except for depreciation due to ordinary wear and tear, (iv) attempt to resolve such loans which FirstMerit has identified in writing to Security First as "troubled," in a workout arrangement which conditions and terms shall be satisfactory to Security First and FirstMerit, (v) keep in full force and effect insurance and bonds comparable in amount and scope of coverage to that now maintained by it, provided however, in the event that any such insurance (including, without limitation, directors' and officers' liability insurance) is canceled or not renewable at its expiration at current or standard rates, Security First shall consult with FirstMerit in order to determine whether to exercise its right to extend the discovery period and in evaluating available alternatives to replace the current insurance, (vi) perform in all material respects all obligations required to be performed by each of Security First and each of the Security First Subsidiaries under all material contracts, leases and documents relating to or affecting its assets, properties, and business, and (vii) comply with and perform in all material respects all obligations and duties imposed upon it by all federal, state, municipal, and local laws, and all rules, regulations and orders imposed by federal, state, municipal or local governmental agencies.

          5.2.2. NEGATIVE COVENANTS. Security First shall not and shall not permit any of the Security First Subsidiaries to make any change or amendment to, or to repeal, their respective articles of incorporation or codes of regulations (or comparable governing instruments). Neither Security First nor any Security First Subsidiary shall after the date of this Agreement enter into any loan or credit commitment (including standby letters of credit) to, or invest (as a venture capital or similar investment) or agree to invest (as a venture capital or similar investment) in, any person or entity if such loan, commitment or investment, would exceed $500,000 as a residential loan or investment, or $1,000,000 as a commercial loan, without first consulting with FirstMerit; provided, however, that nothing in this paragraph shall prohibit Security First or any Security First Subsidiary from honoring any contractual obligation in existence on the date of this Agreement. Neither Security First nor any Security First Subsidiary shall after the date of this Agreement enter into any participatory agreements, loans, commitments or investments involving collateral outside of Ohio, without first consulting with FirstMerit, except that the following are excluded from this restriction: (i) Small Business Association loans, (ii) agency rated asset backed securities, and
     (iii) government obligations of the United States of America, or a state or municipality within the United States of America.

          Neither Security First nor any Security First Subsidiary shall sell, assign, transfer or otherwise dispose of to a third party, (i) branch offices of any Security First Subsidiary, or (ii) any of its material properties or assets. Neither Security First nor any Security First Subsidiary shall purchase or otherwise acquire from a third party, branch offices of such third party, assets constituting any other line of business, or any other material properties or assets outside the ordinary course of its business. Neither Security First nor any Security First Subsidiary shall enter into any transaction, contract, lease, agreement or commitment (or any amendment to any transaction, contract, lease, agreement or commitment) outside of the ordinary course of business which is material to Security First and the Security First Subsidiaries taken as a whole.

          5.2.3. CAPITAL STOCK. Security First shall not, and shall not permit any of the Security First Subsidiaries to, issue or sell any shares of capital stock or any other securities of any of them (other than pursuant to Security First Stock Options outstanding on the date of this Agreement and under the Security First Debentures, or the exercise by FirstMerit of its rights under the Security First Stock Purchase Option) or issue any securities convertible into or exchangeable for, or options, warrants to purchase, scrip, rights to subscribe for, calls or commitments of any character whatsoever relating to, or enter into any contract, commitment or arrangement with respect to the issuance of, any shares of capital stock or any other securities of any of them or enter into any arrangement, contract or commitment with respect to the purchase or voting of shares of their capital stock, or adjust, split, combine or reclassify any of their capital stock or other securities or make any other changes in their capital structures. Neither Security First nor any Security First Subsidiary shall acquire beneficial ownership of any class of equity securities or any similar interests of any corporation, bank, business, trust, association or similar organization.

          5.2.4. DIVIDENDS. Security First shall not and shall not permit any of the Security First Subsidiaries to declare, set aside, pay or make any dividend or other distribution or payment (whether in cash, stock or property) with respect to, or purchase or redeem, any shares of the capital stock of any of them other than (a) Security First's regular quarterly cash dividends in the amount (subject to the next paragraph) of $.08 per share, including an increase based upon historical practice to $.09 per share in May 1998 (to the extent legally permitted), and (b) dividends paid (to the extent legally permitted) by any Security First Subsidiary to another Security First Subsidiary or Security First with respect to such Security First Subsidiary's capital stock. From the date of this Agreement to the earlier of the Effective Time or the termination of this Agreement, Security First shall not, without the prior written consent of FirstMerit, make any changes in its practice of setting dividend record or dividend payment dates.

          The parties agree to consult with respect to the last quarterly dividend of Security First payable prior to the Effective Time with the object of assuring that the shareholders of Security First receive an equitable dividend distribution, taking into consideration the record and payment dates of the last Security First dividend distribution and the first FirstMerit dividend distribution following the Merger. It is the intent of the parties that in the event that the Effective Date will occur shortly after the record date for the FirstMerit dividend, that the last Security First dividend to be paid prior to such time, will be grossed-up on an equitable basis so that the Security First shareholders receive the economic benefit of such dividend.

          5.2.5. EMPLOYEE PLANS, COMPENSATION AND BONUSES. Except as is necessary to comply with the Code or as contemplated in this Agreement, or as expressly set forth in the Security First Disclosure Letter regarding salary increases, incentive pay or bonuses for periods after the date of this Agreement, Security First shall not, and shall not permit any of the Security First Subsidiaries to: adopt or amend any bonus, profit sharing, compensation, severance, termination, stock option, pension, retirement, deferred compensa-tion, employment or other employee benefit agreements, trusts, plans, funds or other arrangements for the benefit or welfare of any present or former director, officer or employee of Security First or any Security First Subsidiary; increase the compensation or fringe benefits of any present or former director, officer or employee, including the Senior Officers (as hereinafter defined); pay any bonus, compensation or benefit not required by any existing plan or arrangement (including, without limitation, the granting of stock options or stock rights); take any action or grant any benefit not required under the terms of any existing agreements, trusts, plans, funds or other such arrangements; or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

          Pursuant to the terms of certain split-dollar life insurance policies, the Security First officers will be entitled to purchase the split-dollar life insurance policies held by Security First on their lives. The names of the officers, amount and terms of the policies, and the cash surrender/purchase price are listed on the schedule attached to the Security First Disclosure Letter.

          5.2.6. CONFORMING ACCOUNTING AND RESERVE POLICIES; RESTRUCTURING EXPENSES.

             (a) Notwithstanding that Security First believes that it has established all reserves and taken all provisions for possible loan losses required by generally accepted accounting principles and applicable laws, rules and regulations, Security First recognizes that FirstMerit has adopted different loan, accrual and reserve policies (including loan classifications and levels of reserves for possible loan losses), subject to applicable laws, regulations, and the requirements of Governmental Entities and generally accepted accounting principles. From and after the date of this Agreement to the Effective Time, Security First and FirstMerit shall consult and cooperate with each other with respect to conforming, as specified in a notice from FirstMerit to Security First, based upon such consultation, Security First's loan, accrual and reserve policies to those policies of FirstMerit.

             (b) In addition, from and after the date of this Agreement to the Effective Time, Security First and FirstMerit shall consult and cooperate with each other with respect to determining, as specified in a notice from FirstMerit to Security First, based upon such consultation, appropriate accruals, reserves and charges to establish and take in respect of excess facilities and equipment capacity, restructuring costs, severance costs, litigation matters, write-off or write-down of various assets and other appropriate accounting adjustments taking into account the Surviving Corporation's business plan following the Merger.

             (c) Security First and FirstMerit shall consult and cooperate with each other with respect to determining, as specified in a notice from FirstMerit to Security First, based upon such consultation, the amount and the timing for recognizing for financial accounting purposes the expenses of the Merger and the restructuring charges related to or to be incurred in connection with the Merger.

             (d) At the request of FirstMerit, and in an amount and on a basis satisfactory to Security First, Security First shall promptly establish and take such reserves and accruals as FirstMerit shall request to conform, on a mutually satisfactory basis, Security First's loan, accrual and reserve policies to FirstMerit's policies, shall establish and take such accruals, reserves and charges in order to implement such policies in respect of excess facilities and equipment capacity, severance costs, litigation matters, write-off or write-down of various assets and other appropriate accounting adjustments, and to recognize for financial accounting purposes such expenses of the Merger and restructuring charges related to or to be incurred in connection with the Merger; provided, however, that it is the objective of FirstMerit and Security First that such reserves, accruals and charges be taken on or before the Effective Time, but in no event later than immediately prior to the Closing; and provided, further, that Security First shall not be obligated to take any such action pursuant to this Section 5.2.6 unless and until (i) FirstMerit specifies its request in a writing delivered to Security First, (ii) all conditions to the obligations of Security First and FirstMerit to consummate the Merger set forth in Sections 6.1 through 6.3 have been waived or satisfied by the appropriate party, and (iii) such reserves, accruals and charges conform with generally accepted accounting principles, applicable laws, regulations, and the requirements of Governmental Entities.

          5.2.7. STOCK OPTION CASH ELECTION. Security First shall not approve or allow any holder of a Security First Stock Option to elect or receive a cash payment in lieu of the right to receive or exercise a Security First Stock Option.

     5.3. INTERIM OPERATIONS OF FIRSTMERIT. During the period from the date of this Agreement to the Effective Time, except as specifically contemplated by this Agreement, as required by law, or as otherwise approved in writing by Security First (which shall not be unreasonably withheld) FirstMerit shall, and shall cause each of the FirstMerit Subsidiaries to, conduct their respective businesses in such a manner so as not to materially interfere with the ability to consummate the Merger, delay the Effective Time or have a Material Adverse Effect upon the transactions contemplated by the Agreement.

     5.4. EMPLOYMENT MATTERS.

     (a) As of the Effective Time, FirstMerit agrees to enter into employment and related agreements with Messrs. Charles F. Valentine, Austin J. Mulhern and Jeffrey A. Calabrese substantially in the form and upon the terms indicated on Exhibits 5.4(a)-1 through (a)-3, 5.4(b) and Schedule 5.4 hereto, provided such persons have not terminated their employment with Security First at or prior to the Effective Time ("Employment Agreements" or "Employment Agreement"), and conditioned upon the agreement of each to the cancellation of their current employment and related agreements with Security First.

     (b) As of the Effective Time, Security First will pay the financial obligations of Security First and the Security First Subsidiaries, as applicable, with regard to the employment and severance agreements with Louis J. Sorboro and Mary H. Crotty, and FirstMerit will assume and pay, to the extent such obligations can be assumed or benefits thereunder provided as a matter of law, but conditional upon receipt of a release of FirstMerit regarding matters related to employment and termination of employment. The total due them at the Effective Date is $415,000 and $254,000 respectively. FirstMerit acknowledges that the consummation of the Merger will constitute a change in status for these officers entitling each of them to terminate employment for involuntary termination under their employment arrangements. The parties listed herein will not be provided any separation benefits.

     (c) FirstMerit agrees to pay as separation monies to employees of Security First and the Security First Subsidiaries, other than the persons with Employment Agreements or covered in Section 5.4(a) or (b), in consideration for a standard release of FirstMerit regarding matters related to employment and termination of employment, who either at Closing do not become employees of FirstMerit or its Subsidiaries or to persons who become employees of FirstMerit or its Subsidiaries but whose employment is terminated during the 365-day period after the Effective Time (except if such termination is for cause). The separation monies will be calculated as indicated on Exhibit 5.4(c). Such employees will also be entitled to any other benefits, if any, required by law.

     FirstMerit is not required to hire any employees of Security First or the Security First Subsidiaries, but may if it so desires. All persons employed (except for the persons with written employment contracts) by FirstMerit and its Subsidiaries as of the Effective Time will remain "at will" employees, meaning that their employment can be terminated for any or no reason.

     Notwithstanding anything contained herein to the contrary, no third party shall have a right to enforce the provisions of Sections 5.4(a), (b) or (c) or assert any claim hereunder.

     (d) Following the Effective Time, the employee benefit programs to be available and applicable to the persons who were employees of Security First and the Security First Subsidiaries, and who become employees of FirstMerit and/or its subsidiaries, are as follows:

          (i) Defined Benefit Retirement and Pension Plans. At the Effective Time (i) each Security First employee shall be credited with their past service for eligibility and vesting purposes (but not for benefit accrual purposes) as of the Effective Date of the Merger, and (ii) each Security First employee who satisfies the age and service eligibility requirements of the FirstMerit defined benefit plan (including the past service credit referred to in (i) above) shall be eligible to participate in the FirstMerit defined benefit plan and accrue benefits thereunder on and after the date of the Merger in accordance with the provisions thereof.

          (ii) Savings Plans. Security First has a qualified, tax-exempt profit sharing plan with a cash-or-deferred feature qualifying under Section 401(k) of the Code ("Security First 401K Plan"). With respect to the Security First 401K Plan, and consistent with past practices, the participant salary deferral contributions under Section 401(k) of the Code and employer matching contributions under Section 401(m) of the Code may continue through the Effective Date. FirstMerit maintains the FirstMerit Corporation and Subsidiaries Employees' Salary Savings Retirement Plan ("FirstMerit 401K Plan"). At the Effective Time, FirstMerit will credit the Security First employees who become employees of FirstMerit or any of its current Subsidiaries, for purposes of the FirstMerit 401K Plan, with all service with Security First or any of the Security First Subsidiaries for purposes of determining their eligibility to participate in such plan and the vested portion of their respective accrued benefits under such plan.

          (iii) Health Care Plans. At such time on or after the Effective Time as FirstMerit shall deem appropriate, FirstMerit and its Subsidiaries will provide Security First and Security First Subsidiaries employees hired by FirstMerit with such coverage under the FirstMerit health care plan as they then provide their employees, with all service with Security First or any of the Security First Subsidiaries credited for purposes of determining such employee's eligibility to participate in such plan and without any "prior existing condition" exclusion. The Security First health care plans will be continued until the employees so hired can participate in the FirstMerit health care plans.

          No benefits currently provided Security First or the Security First Subsidiaries employees, which exceed those provided by FirstMerit and its subsidiaries, will be grandfathered or provided, except if required by law. Other than otherwise expressly stated herein, FirstMerit shall not assume any other health care benefit plans or benefits. FirstMerit, where such right currently exists, retains the existing rights to amend or terminate any such plan which have been reserved by the plan sponsor in the plan document or otherwise.

          (viii) First Kent Financial Corporation Options and Restricted
     Stock. Security First assumed certain obligations related to stock options and restricted stock that had been issued by First Kent Financial Corporation ("First Kent") when First Kent was merged with and into Security First. Security First has represented that some of these options and the restricted stock will vest over the next two years if the holders thereof have a position with the Surviving Corporation as an employee, director or advisory director. FirstMerit agrees to establish a non-compensated local advisory board and to appoint each holder of an unvested option or restricted stock to such advisory board for the purpose of allowing them to vest and exercise their options and restricted stock. FirstMerit agrees to allow or to take such action necessary at the request of a holder, to effectuate a change in an option from an incentive to a non-qualified option, if such is necessary to keep such option from being forfeited.

     5.5. ACCESS, INFORMATION AND CONFIDENTIALITY. Upon reasonable notice, Security First and each of the Security First Subsidiaries shall afford to FirstMerit and its representatives (including, without limitation, directors, officers and employees of FirstMerit, its counsel, accountants, environmental consultants and other professionals retained by FirstMerit) full access during normal business hours throughout the period prior to the Effective Time to the books, contracts, records (including, without limitation, tax returns and work papers of independent auditors), customer information, properties, personnel and such other information and documents of Security First and each of the Security First Subsidiaries. FirstMerit shall have a right with the prior notice to Security First to have environmental assessments conducted on any properties owned, managed or controlled by Security First and the Security First Subsidiaries. Security First shall not be required to provide access to any such item or information if the providing of such access (i) would be reasonably likely to result in the loss or impairment of any privilege with respect to such information, or (ii) would be precluded by any law, ordinance, regulation, judgment, order, decree, license or permit of any Governmental Entity.

     All information furnished by one party to another party in connection with this Agreement and the transactions contemplated hereby which is regarded by such furnishing party as confidential will be kept confidential by such other party and its representatives (including, without limitation, directors, officers and employees, its counsel, accountants and other professionals retained by such party) and will be used only in connection with this Agreement and the transactions contemplated hereby, and not in such party's business or by its directors, officers and employees, its counsel, accountants and other professionals retained by such party if the Merger is not consummated. Nothing contained in this Section shall restrict or prohibit Security First or FirstMerit from disclosing information in any document filed with the Commission, FRB, OTS, OCC and other Governmental Entities and bodies nor shall it in any way restrict FirstMerit's right to exercise the Security First Stock Purchase Option, and so long as this Agreement has not been terminated pursuant to Article 7 hereof, FirstMerit may, notwithstanding this confidentiality provision, disclose such information as it deems necessary or advisable in connection with explaining or providing background information to security analysts and others concerning the transactions contemplated by this Agreement, except that any such information dealing with the areas of individual employees, their future employment, reserves established for specific loans, matters related to litigation and Security First's business strategies, may only be disclosed with the prior approval of Security First, which approval shall not be unreasonably withheld. It is the parties' intent to provide such analysts with accurate information regarding the transaction in a light favorable to completion of the transactions contemplated by this Agreement.

     5.6. CERTAIN FILINGS; CONSENTS AND ARRANGEMENTS. FirstMerit and Security First shall (a) promptly file all reports and applications required to be filed with the Commission, the FRB and such other Governmental Entities (the "Regulatory Authorities") as may have jurisdiction for such approvals as may be required to be obtained from such Governmental Entities in order to carry out the transactions contemplated by this Agreement as soon as practicable between the date of this Agreement and the Effective Time and each FirstMerit Subsidiary or Security First Subsidiary that is a bank or savings association shall also file all reports required to be filed with the FRB, the OTS and the OCC with respect to the Merger and the other transactions contemplated by this Agreement,
(b) cooperate with one another (i) in promptly determining whether any other filings are required to be made or consents, approvals, permits or authorizations are required to be obtained under any other federal, state or foreign law or regulation, and (ii) in promptly making any such filings, furnishing information required in connection therewith and seeking timely to obtain any such consents, approvals, permits or authorizations, and (c) deliver to the other party to this Agreement copies of all such applications and reports promptly after they are filed. In no event, however, shall either party hereto be liable for any untrue statement of a material fact or omission to state a material fact in any filing made with any Governmental Entity pursuant to this Section made in reliance upon, and in conformity with, written information concerning the other party hereto furnished by such other party specifically for use in such filing. Each party hereto shall advise the other party hereto promptly of the occurrence of any event which makes untrue any statement of a material fact contained in any such filing or any amendment or supplement thereto or that requires the making of a change in any such filing or any amendment or supplement thereto in order to make any material statement therein not misleading.

     5.7. TAKEOVER STATUTES AND PROVISIONS. Security First shall use its diligent efforts to (i) exempt Security First, this Agreement, the Security First Stock Purchase Option and the Merger from the requirements of any state takeover law (including without limitation, statutes relating to business combinations, control share acquisitions and merger moratoriums) and from any provisions under its Corporate Governance Documents, as applicable, by action of Security First's Board of Directors or otherwise, and (ii) assist in any challenge by FirstMerit to the applicability to the Merger of any state takeover law.

     5.8. INDEMNIFICATION AND INSURANCE. Except as may be limited by applicable law, for a period of six years after the Effective Time, FirstMerit hereby agrees to honor the terms of the indemnification provisions of Article Tenth and the limitations of liability of Article Eleventh of of Security First's Certificate of Incorporation, including advancement of expenses (subject to applicable requirements for delivery of an undertaking), copies of which are attached hereto as Exhibit 5.8, which are provided to Security First's and its subsidiaries' directors, officers and employees, for matters occurring prior to the Effective Time. Moreover, indemnification of directors, officers and employees of Security First and Security First Subsidiaries following the Effective Time will be provided to the same extent it is provided to other persons working in similar capacities for FirstMerit following the Closing.

     For a period of up to three years following the Effective Time, FirstMerit will maintain in effect the current insurance policies maintained by Security First (or substitute policies with substantially the same coverage and terms) covering directors' and officers' liability with respect to claims which arise from factors or events which occurred before the Effective Time, except that FirstMerit's obligation under this paragraph for the second and subsequent years following the Effective Time will be based upon its ability to obtain such insurance at a commercially reasonable cost. Security First shall notify FirstMerit prior to purchasing or continuing any insurance to cover the matters contained herein, provided, however, it is the intent of FirstMerit that tail coverage will be purchased if such is available. To the extent insurance is available under any of the provisions in this Section to cover such claims and costs, such insurance shall be the primary source of funding these obligations.

     5.9. ADDITIONAL AGREEMENTS. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use its diligent efforts to take promptly, or cause to be taken, all actions necessary, proper or advisable under applicable laws to consummate the transactions contemplated by this Agreement. In addition, without limitation, each party shall from time to time execute such certificates as to factual matters necessary, proper or advisable in order to receive the opinions contemplated by Article 6 of this Agreement.

     If, at any time after the Effective Time, the Surviving Corporation considers or is advised that any further deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record its right, title or interest in and to any of the rights, properties or assets of Security First acquired or to be acquired by the Surviving Corporation, Security First and its officers and directors shall be deemed to have granted to the Surviving Corporation an irrevocable power of attorney to execute and deliver all such deeds, bills of sale, assignments and assurances and to take and do all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in and to such rights, properties or assets in the Surviving Corporation.

     5.10. COMPLIANCE WITH ANTITRUST LAWS. Each of FirstMerit and Security First shall use its diligent efforts to resolve such objections, if any, which may be asserted with respect to the Merger by the FRB, the Department of Justice, or any other Governmental Entity (including, without limitation, objections under any antitrust laws and any applicable laws or regulations). In the event a suit is threatened or instituted challenging the Merger as violative of the antitrust laws, each of FirstMerit and Security First shall use its diligent efforts to avoid the filing of, resist or resolve such suit. FirstMerit and Security First shall use their diligent efforts to take such action as may be required: (a) by the FRB, the Department of Justice, or any other Governmental Entity in order to resolve such objections as any of them may have to the Merger, or (b) by any federal or state court of the United States, in any suit brought by a private party or Governmental Entity challenging the Merger as violative of any antitrust laws, in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order which has the effect of preventing the consummation of the Merger.

     5.11. PUBLICITY. The initial press release announcing this Agreement shall be a joint press release in a form mutually agreed upon by the parties and thereafter, except as required by law, Security First and FirstMerit shall consult with each other and provide a written copy to each other prior to issuing any press releases, or otherwise making public statements, with respect to the transactions contemplated hereby and in making any filings with any Governmental Entity.

     5.12. REGISTRATION STATEMENT, PROXY STATEMENT AND COMFORT LETTERS.

     (a) FirstMerit will, as soon as practicable, prepare and file with the Commission the Registration Statement, and any required amendments thereto, will use all reasonable efforts to have the Registration Statement declared effective by the Commission as promptly as practicable and will maintain the effectiveness of such Registration Statement. FirstMerit will also take any action required to be taken under any applicable state blue sky or securities laws in connection with the issuance of the FirstMerit Common Stock pursuant to the Merger. Security First shall promptly furnish FirstMerit all information concerning Security First, the Security First Subsidiaries, and the holders of its capital stock and shall promptly take any action as FirstMerit may reasonably request in connection with any such action.

     FirstMerit, with the direct assistance of Security First, will as soon as practicable prepare and file the Proxy Statement with the Commission, and take such other action so that Security First may promptly after the effectiveness of the Registration Statement mail the Proxy Statement to Security First's shareholders. FirstMerit and Security First shall cooperate and consult with each other in the preparation of the Proxy Statement and Security First shall promptly furnish FirstMerit all information concerning Security First, the Security First

Subsidiaries, and the holders of its capital stock, and shall promptly take any action as FirstMerit may reasonably request in connection with any such action.

     (b) Each of FirstMerit and Security First will cause its respective independent auditors to issue a letter addressed to both FirstMerit and Security First, within three business days prior to the effectiveness of the Registration Statement and also as of Closing, stating among other things, the following: (i) such accountants are independent public accountants within the meaning of the Securities Act and the rules and regulations promulgated thereunder; (ii) in the opinion of such accountants, the financial statements included in the Registration Statement and reported on therein by such accountants comply as to form in all material respects with the applicable accounting requirements of the Securities Act and the Rules and Regulations promulgated thereunder; (iii) on the basis of specified limited procedures (which procedures do not constitute an examination in accordance with generally accepted auditing standards), including a reading of the latest available unaudited financial statements, inquiries of officials responsible for financial and accounting matters, nothing came to their attention which caused them to believe that, during the period subsequent to March 31, 1997 for Security First and December 31, 1997 for FirstMerit, to a specified date not more than three business days prior to the effective date of the Registration Statement and to a specified date not more than three business days prior to Closing, there was any change in the shares of its capital stock or long-term debt, if any, (other than changes due to payments in accordance with the terms of such debt, or in the event of any such change in long-term debt, the amount thereof) or any decrease (increase) in the total or per share amount of its net income (net loss) as compared with the corresponding period in the preceding year, except in all instances for changes or decreases (increases) which the Registration Statement discloses have occurred or may occur; (iv) such accountants have read the other data included in the Registration Statement with respect to the financial condition and operations of their respective clients and they find such data to be correctly computed and in agreement with their respective books and records of FirstMerit and Security First.

     (c) FirstMerit shall be responsible for all expenses incident to the obtaining of the requisite regulatory approvals from Governmental Entities. Without limiting the generality of the foregoing, the expenses to be assumed by FirstMerit shall include (i) all expenses for its own legal counsel and other expenses incurred by FirstMerit incident to the preparation and filing of applications on its behalf and on behalf of Security First and other requests for regulatory consents and approvals with the appropriate regulatory agencies as contemplated by this Agreement; (ii) all expenses for its own legal counsel and all other expenses incurred in connection with the registration of the FirstMerit Common Stock under the federal and state securities laws and (iii) all printing and mailing expenses of the parties. The expenses to be assumed by FirstMerit shall not include any legal, accounting or other expenses incurred by Security First in connection with its own corporate proceedings or incident to the transactions contemplated by this Agreement.

     5.13. AFFILIATES COMPLIANCE WITH THE SECURITIES ACT.

     (a) Within 30 days after the date of this Agreement, each of Security First and FirstMerit shall identify to the other party all persons whom it reasonably believes are its "affiliates" as that term is used in paragraphs (c) and (d) of Rule 145 under the Securities Act and/or Accounting Series, Releases 130 and 135, as amended, of the Commission (the "Affiliates"). Thereafter and until the Effective Time, each of Security First and FirstMerit shall identify to the other party each additional person whom it reasonably believes to have thereafter become its Affiliate.

     (b) Each of Security First and FirstMerit shall use its diligent efforts to cause each person who is identified as an Affiliate pursuant to clause (a) above to deliver to FirstMerit not later than the date on which the Merger is approved, a written agreement, substantially in the form of Exhibit 5.13(b)-1 (in the case of Affiliates of Security First) and Exhibit 5.13(b)-2 (in the case of Affiliates of FirstMerit).

     Because the Merger is intended to qualify for pooling of interests accounting treatment, the shares of FirstMerit Common Stock received by such Affiliates in the Merger shall not be transferable until such time as financial results covering at least 30 days of post-Merger operations have been published, and the certificates representing such shares will bear an appropriate restrictive legend.

     5.14. SECURITY FIRST SHAREHOLDER MEETING. Security First shall take all action necessary, in accordance with applicable law and its Corporate Governance Documents to convene a special or regular meeting of the holders of Common Stock (the "Security First Meeting") as promptly as practicable after the effectiveness of the Registration Statement for the purpose of considering and taking action upon this Agreement and the transactions contemplated herein. Subject to the fiduciary obligations and duties of the Board of Directors of Security First under Delaware law and to the provisions of Section 5.1 of this Agreement, the Board of Directors of Security First shall recommend that the holders of the Common Stock vote in favor of and approve the Merger and adopt this Agreement at the Security First Meeting.

     5.15. POOLING AND TAX-FREE REORGANIZATION TREATMENT. Neither FirstMerit nor Security First shall intentionally take or cause to be taken nor fail to take any action, whether before or after the Effective Time, which would disqualify the Merger as a "pooling of interests" for accounting purposes or as a "reorganization" within the meaning of Section 368(a) of the Code, other than FirstMerit's exercise of its rights under the Security First Stock Purchase Option.

     5.16. MERGERS OF SUBSIDIARIES. The Board of Directors of FirstMerit intends, contemporaneously with the merger of Security First with and into FirstMerit, to merge the Security First Subsidiaries (not including the non-banking subsidiaries) with and into FirstMerit Bank, N.A., a wholly owned subsidiary of FirstMerit.

     Security First shall cause such of the Security First Subsidiaries as FirstMerit may request to enter into definitive merger or consolidation agreements with FirstMerit Bank, N.A., providing for the merger or consolidation of the Security First Subsidiaries with or into FirstMerit Bank, N.A.; provided, however, that, in all cases, the obligation of Security First to cause such merger or consolidation shall be subject to the condition that the Merger be simultaneously consummated; and provided further, notwithstanding anything to the contrary in this Agreement, (i) the representations and warranties of Security First in this Agreement shall not be deemed to be untrue or breached,
(ii) Security First shall not be deemed to have failed to perform any covenant or obligation contained in this Agreement, and (iii) no condition to FirstMerit's obligation to effect the Merger shall be deemed not to have been satisfied by or as a result of any merger or consolidation consummated pursuant to this Section. Security First shall cause the Security First Subsidiaries to fully cooperate with FirstMerit in consummating these mergers or consolidations, including cooperating in the filing of any necessary regulatory applications.

     5.17. CURRENT INFORMATION. During the period from the date of this Agreement to the Effective Time, each of Security First and FirstMerit will promptly notify the other of (i) any material change in the normal course of its business, (ii) any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or receipt of any memorandum of understanding or cease and desist order from a regulatory authority, or (iii) the institution or the threat of material litigation involving such party and will keep the other party fully informed of such events. During such period, FirstMerit and Security First shall promptly provide the other with monthly unaudited financial statements as soon as they are available and each shall promptly provide the other with a copy of all Reports filed by it after the date of this Agreement through the Effective Time. Each of FirstMerit and Security First agrees to keep the foregoing information strictly confidential, except as required by law.

     5.18. INTEGRATION OF OPERATIONS. Subject to applicable laws, regulations and the requirements of Governmental Entities, during the period from the date of this Agreement to the Effective Time, the parties will consult and cooperate fully with each other to do all things advisable to prepare for and facilitate the integration of Security First and the applicable Security First Subsidiaries operations into and with FirstMerit's operations as rapidly and effectively as possible as of the Effective Time, including, without limitation, preparation for the integration of such branch operations, if any (including, without limitation, the preparation for the necessary installation of all of FirstMerit's or its subsidiaries hardware and software systems), management information systems, financial and accounting operations, employee compensation and benefit matters and similar matters, and employee training, as requested by FirstMerit; provided that all such integration prior to the Effective Time shall be subject to the concurrence of Security First.

     5.19. NASD LISTING. FirstMerit will file an additional listing application with the National Association of Securities Dealers, Inc. (the "NASD") for the FirstMerit Common Stock to be issued in the Merger at the time prescribed by applicable rules and regulations. In addition, FirstMerit will use its best efforts to maintain its listing on the Nasdaq/NMS.

                                 6. CONDITIONS

     6.1. CONDITIONS TO EACH PARTY'S OBLIGATIONS TO EFFECT THE MERGER. The respective obligations of each party to effect the Merger shall be subject to the fulfillment or waiver at or prior to the Closing of the following conditions:

          (a) The Merger and this Agreement shall have been approved and adopted by the requisite vote of the holders of Security First's Common Stock.

          (b) All authorizations, consents, orders or approvals, lack of any injunctive actions by the Department of Justice or any state anti-trust agency, of the FRB, OTS, OCC and any other Governmental Entity (collectively, "Consents") which are necessary for the consummation of the Merger (other than immaterial Consents, the failure to obtain which would not involve criminal liability, any material civil penalties or fines, or would not have or reasonably be expected to have a Material Adverse Effect on the combined businesses, financial condition, or results of operations of FirstMerit, Security First, the FirstMerit Subsidiaries and the Security First Subsidiaries taken as a whole), shall have been obtained or shall have occurred and shall be in full force and effect, and all applicable waiting periods shall have expired, at the Effective Time. A material Consent shall not be deemed to have been obtained if the Consent shall include any conditions or requirements which, in the reasonable opinion of the Board of Directors of FirstMerit, would have a Material Adverse Effect on the anticipated economic and business benefits to FirstMerit of the transactions contemplated by this Agreement, taken as a whole.

          (c) The Registration Statement shall have become effective in accordance with the provisions of the Securities Act and shall not be subject to a stop order suspending the effectiveness of the Registration Statement.

          (d) No temporary restraining order, preliminary or permanent injunction or other order by any federal or state court or agency in the United States which enjoins or prohibits the consummation of the Merger shall have been issued and remain in effect.

          (e) FirstMerit shall have obtained an opinion of its counsel, reasonably satisfactory in form and substance to FirstMerit and dated as of Closing, to the effect that the Merger will constitute a tax-free reorganization within the meaning of Section 368(a)(1)(A) of the Code.

          (f) FirstMerit shall have received a letter, dated the date of the Closing, from Coopers & Lybrand to the effect that, for financial reporting purposes, the Merger qualifies for pooling-of-interests accounting treatment under generally accepted accounting principles, if consummated in accordance with this Agreement.

     6.2. CONDITIONS TO OBLIGATION OF SECURITY FIRST TO EFFECT THE MERGER. The obligation of Security First to effect the Merger shall be subject to the fulfillment or waiver at or prior to the Closing of the additional following conditions:

          (a) FirstMerit shall have performed in all material respects all of its obligations contained in this Agreement required to be performed at or prior to the Closing.

          (b) The representations and warranties of FirstMerit contained in this Agreement shall be true and correct both: (i) on the date of this Agreement, and (ii) as of the Effective Time as if made at and as of such time, (x) except, both on the date of this Agreement and at the Effective Time, as expressly contemplated or permitted by this Agreement, (y) except, as of the Effective Time, for representations and warranties relating to a time or times other than the Effective Time, and (z) except, both on the date of this Agreement and at the Effective Time, to the extent that the untruthfulness or inaccuracy of the representations or warranties of FirstMerit, individually or in the aggregate, shall not have a Material Adverse Effect on FirstMerit.

          (c) FirstMerit shall have furnished Security First a Certificate dated the date of the Closing, signed on behalf of FirstMerit by the Chief Executive Officer or President, and the Chief Financial Officer of FirstMerit, that to the best of their knowledge and belief, the conditions set forth in Sections 6.2(a), (b) and (e) have been satisfied.

          (d) Security First shall have received the opinion of legal counsel for FirstMerit, dated as of Closing, substantially to the effect set forth in Exhibit 6.2(d) hereto, and such certificates from the appropriate persons and/or authorities regarding FirstMerit's board resolutions, form of corporate governance documents and good standing.

          (e) Since the date of this Agreement, there shall have not been any change in the financial condition, results of operations or business of FirstMerit and the Subsidiaries of FirstMerit that would have a Material Adverse Effect on FirstMerit.

     6.3. CONDITIONS TO OBLIGATION OF FIRSTMERIT TO EFFECT THE MERGER. The obligation of FirstMerit to effect the Merger shall be subject to the fulfillment or waiver at or prior to the Closing of the additional following conditions:

          (a) Security First shall have performed in all material respects all of its obligations contained in this Agreement required to be performed at or prior to the Closing.

          (b) The representations and warranties of Security First contained in this Agreement shall be true and correct both: (i) on the date of this Agreement, and (ii) as of the Effective Time as if made on and as of such time, (x) except, both on the date of this Agreement and at the Effective Time, as expressly contemplated or permitted by this Agreement, (y) except, as of the Effective Time, for representations and warranties relating to a time or times other than the Effective Time, and (z) except, both on the date of this Agreement and at the Effective Time, to the extent that the untruthfulness or inaccuracy of the representations or warranties of Security First, individually or in the aggregate, shall not have a Material Adverse Effect on Security First.

          (c) Since the date of this Agreement there shall not have been any change in the financial condition, results of operations or business of Security First and the subsidiaries of Security First that either individually or in the aggregate would have a Material Adverse Effect on Security First, other than change as a result of action taken under Section
     5.2.6 and the second paragraph of Section 5.4(a), and the responses thereto by Security First and the impact thereof on the operating performance of Security First.

          (d) Security First shall have furnished FirstMerit a certificate dated the date of the Closing signed on behalf of Security First by the Chief Executive Officer or President, and Chief Financial Officer of Security First, that to the best of their knowledge and belief, the conditions set forth in Sections 6.3(a), (b) and (c) have been satisfied. In addition, Security First shall have furnished FirstMerit certificates, one dated the effective date of the Registration Statement and Proxy, and one as of the Closing, signed on behalf of Security First by the Chief Executive Officer or President, and Chief Financial Officer of Security First, that to the best of their knowledge and belief, that Security First participated in the preparation of the Registration Statement and the Proxy Statement, including review and discussion of the contents thereof, and nothing came to the attention of Security First that caused it to believe that the Registration Statement or the Proxy Statement at the time such documents became effective, and as of the date of Closing, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

          (e) FirstMerit shall have received the opinion of legal counsel for Security First dated as of Closing, substantially to the effect set forth in Exhibit 6.3(e) hereto, and such certificates from the appropriate persons and/or authorities regarding Security First's and its subsidiaries' board resolutions, forms of corporate governance documents and good standing.

                                7. MISCELLANEOUS

     7.1. TERMINATION. Notwithstanding any other provision of this Agreement, this Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of this Agreement by the shareholders of Security First:

          (a) by mutual agreement of the parties by the vote of a majority of the Board of Directors of each of FirstMerit and Security First;

          (b) by the vote of a majority of the Board of Directors of either FirstMerit or Security First if the Merger shall not have been consummated on or before December 31, 1998, unless the failure to consummate by such date is related to the action or inaction of the Governmental Entities and such action or inaction is not directly related to either FirstMerit's or Security First's breach of their respective obligations under Sections 5.6 or 5.12(a), then on or before March 31, 1999. (provided that the terminating party is not in material breach of any representation, warranty, covenant or other agreement contained herein);

          (c) by the vote of a majority of the Board of Directors of Security First if any of the conditions specified in Sections 6.1 and 6.2 have not been met or waived by Security First at such time as such condition can no longer be satisfied;

          (d) by the vote of a majority of the Board of Directors of FirstMerit if any of the conditions specified in Sections 6.1 and 6.3 have not been met or waived by FirstMerit at such time as such condition can no longer be satisfied;

          (e) by the vote of a majority of the Board of Directors of either FirstMerit or Security First if any regulatory agency has denied approval of the Merger and such denial has become final and non-appealable (regardless of whether Security First is deemed to be a "party" to an application with respect to the Merger); and

          (f) by the vote of a majority of the Board of Directors of either FirstMerit or Security First in the event of a material breach by the other party of any representation, warranty, covenant or agreement, which breach is not cured, or cannot be cured, within 30 days after written notice thereof is given to the party committing such breach.

     7.2. NON-SURVIVAL OF REPRESENTATIONS, WARRANTIES; EFFECT OF
TERMINATION. The representations and warranties or covenants in this Agreement will terminate at the Effective Time or the earlier termination of this Agreement pursuant to Section 7.1, as the case may be: provided however, that if the Merger is consummated, Sections 1.1.5, 2.1 through 2.8, 5.4, 5.5, 5.8, 5.9, 5.10, 5.12(c), 5.13, 5.15, 5.16, 5.19 and 7.2 will survive the Effective Time to the extent contemplated by such Sections; provided, further in the event of the termination of this Agreement, this Agreement shall become void and of no effect except that the first sentence in the second paragraph of Section 5.5, and all of Sections 5.12(c) and 7.11, will in all events survive any termination of this Agreement.

     7.3. WAIVER. Either party hereto may, by written notice to the other party hereto, (a) extend the time for the performance of any of the obligations or other actions of such other party under this Agreement, (b) waive any inaccuracies in the representations or warranties of such other party contained in this Agreement or in any document delivered pursuant to this Agreement, (c) waive compliance with any of the conditions or covenants of such other party contained in this Agreement, or (d) waive or modify performance of any of the obligations of such other party under this Agreement. Except as provided in the preceding sentence, no action taken pursuant to this Agreement, including, without limitation, any investigation by or on behalf of either party, shall be deemed to constitute a waiver by the party taking such action of compliance with any of the representations, warranties, covenants, conditions, or agreements contained in this Agreement. The waiver by either party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach.

     7.4. AMENDMENT. This Agreement may be amended or supplemented by the parties hereto, by action taken by or on behalf of their respective Boards of Directors, at any time before or after approval of this Agreement by the shareholders of Security First, provided however, that any such amendment or supplement to this Agreement made subsequent to the adoption of this Agreement by the shareholders of Security First shall not

(a) alter the amount or change the form of the consideration contemplated by this Agreement, (b) alter or change any term of the Amended and Restated Articles of Incorporation of the Surviving Corporation to be affected by the Merger, or (c) alter or change the qualification of the Merger as a tax-free reorganization under the provisions of Section 368 of the Code.

     7.5. ENTIRE AGREEMENT. This Agreement and the Security First Stock Purchase Option, and the agreements referenced and contemplated therein and thereby, contain the entire agreement among FirstMerit and Security First with respect to the Merger and the other transactions contemplated hereby and thereby, and supersede all prior agreements among the parties with respect to such matters.

     7.6. APPLICABLE LAW. This Agreement will be governed by and construed in accordance with the laws of the State of Ohio, without giving effect to the principles of conflicts of law thereof.

     7.7. CERTAIN DEFINITIONS.

     (a) For purposes of this Agreement, the term:

          (i) "affiliate" and "associate" shall have the respective meanings ascribed to such terms in Rule 12b-2 of the General Rules and Regulations under the Exchange Act, as in effect on the date hereof;

          (ii) "control" (including the terms "controlled by" and "under common control with") means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a person, whether through the ownership of stock, as trustee or executor, by contract or credit arrangement or otherwise;

          (iii) "person" means an individual, corporation, partnership, association, trust or unincorporated organization; and

          (iv) "Material Adverse Effect" on Security First or FirstMerit means a material adverse effect (other than as a result of changes (x) in banking laws or regulations of general applicability or interpretations thereof by court or governmental entities, and (y) in generally accepted accounting principles) on the respective condition (financial and otherwise), results of operations, or business of Security First and its Subsidiaries, or FirstMerit and its Subsidiaries, as the case may be, taken as a whole, or on the ability of Security First or FirstMerit, as the case may be, to consummate the transactions contemplated hereby.

          The effect of any action taken by Security First at the written request of FirstMerit pursuant to Section 5.2.6 shall not be taken into consideration in determining whether any Material Adverse Effect has occurred.

     7.8. NOTICES. All notices and other communications hereunder will be in writing and will be deemed to have been duly given or delivered, if delivered personally or delivered by a recognized commercial courier, to each of the parties at the following addresses:

TO SECURITY FIRST:

Charles F. Valentine, Chairman of the
Board and Chief Executive Officer
Security First Corp.
1413 Golden Gate Boulevard
Mayfield Heights, Ohio 44124

WITH A COPY TO:

James S. Fleischer, P.C.
Silver, Freedman & Taff, L.L.P.
1100 New York Ave., N.W.
Suite 700
Washington, D.C. 20005

TO FIRSTMERIT:

John R. Cochran, Chairman and
Chief Executive Officer
FirstMerit Corporation
III Cascade Plaza, 7th Floor
Akron, Ohio 44308

WITH COPIES TO:

Terry E. Patton, Senior Vice President
and Secretary
FirstMerit Corporation
III Cascade Plaza, 7th Floor
Akron, Ohio 44308

Kevin C. O'Neil
Brouse & McDowell
500 First National Tower
Akron, Ohio 44308
or to such other address as any party may have furnished to the other parties in writing in accordance with this Section 7.8.

     7.9. COUNTERPARTS; EXHIBITS. This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original but all of which together will constitute but one agreement. Any exhibits or schedules referenced herein and attached hereto shall be incorporated by reference herein as if fully written out in this Agreement.

     7.10. PARTIES IN INTEREST. This Agreement is not intended to nor will it confer upon any other person any rights or remedies, except as expressly stated herein.

     7.11. EXPENSES. Except as otherwise set forth in this Agreement, each party shall be responsible for the costs and expenses incurred by it in connection with the transactions contemplated by this Agreement. If this Agreement is terminated by Security First or FirstMerit pursuant to 7.1(f) because of the material breach by the other party of any representation, warranty, covenant, undertaking or restriction contained in this Agreement, if the terminating party is not in material breach of any representation, warranty, covenant, undertaking or restriction contained in this Agreement, then the breaching party shall pay all costs and expenses of the terminating party, including but not limited to printing, mailing and related fees, as well as fees for financial advisors, accountants and legal counsel; provided, however, that if this Agreement is terminated under circumstances other than those described in this Section 7.11, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby will be paid by the party incurring such costs and expenses.

     7.12. ENFORCEMENT OF THE AGREEMENT. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, that it is impossible to measure in money the damages that would result to a party by reason of the failure of any of the parties to perform any of the obligations of this Agreement and that money damages would be an inadequate remedy in this instance. It is accordingly agreed that the parties hereto will be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, it is agreed and that if any party should institute an action or proceeding seeking specific enforcement of this Agreement, the party against which such action or proceeding is brought hereby waives the claim or defense that the party instituting such action or proceeding has an adequate remedy at law and hereby agrees not to assert in any such action or proceeding the claim or defense that such a remedy at law exists and shall waive or not assert any requirement to post bond in connection with seeking specific performance. Notwithstanding anything to the contrary herein, and in addition to any rights set forth in Section 7.11, a party may seek monetary damages against a breaching party for any willful breach of this Agreement.

     7.13. SEVERABILITY. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party hereto. Upon any such determination that any term or other provision is invalid, illegal or incapable of being enforced and does not adversely affect the substance of these transactions in a material way, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are consummated to the extent possible.

     IN WITNESS WHEREOF, Security First and FirstMerit have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the day and year first written above.

                                          FirstMerit Corporation

Attest:


/s/ TERRY E. PATTON                                    By:  /s/ JOHN R. COCHRAN
-----------------------------------------------------       -------------------------------------------
Terry E. Patton, Secretary                                  John R. Cochran, Chairman and
                                                            Chief Executive Officer

                                 ACKNOWLEDGMENT

STATE OF OHIO       )
                   ) SS:
COUNTY OF SUMMIT )

     BE IT REMEMBERED that on this 5th day of April, 1998, personally came before me, a Notary Public in and for the State and County aforesaid, John R. Cochran, Chairman and Chief Executive Officer, and Terry E. Patton, Senior Vice President and Secretary of FirstMerit Corporation, an Ohio corporation, and they duly executed the Agreement of Affiliation and Plan of Merger before me and acknowledged it to be their act and deed and the act and deed of said Corporation.

     IN WITNESS WHEREOF, I have hereunto set my hand and seal this 4th day of April, 1998.

                                            /s/ KEVIN C. O'NEIL

                                            ------------------------------------
                                            Kevin C. O'Neil, Notary Public
                                            Security First Corp.

Attest:


/s/ JEFFREY J. CALABRESE                                By:  /s/ CHARLES F. VALENTINE
-----------------------------------------------------        -------------------------------------------
Jeffrey J. Calabrese, Secretary                              Charles F. Valentine, Chairman of the
                                                             Board and Chief Executive Officer

                                 ACKNOWLEDGMENT

STATE OF OHIO            )
                       ) SS:
COUNTY OF CUYAHOGA )

     BE IT REMEMBERED that on this 5th day of April, 1998, personally came before me, a Notary Public in and for the State and County aforesaid, Charles F. Valentine, Chairman of the Board and Chief Executive Officer and Jeffrey J. Calabrese, Secretary of Security First Corp., a Delaware corporation, and they duly executed the Agreement of Affiliation and Plan of Merger before me and acknowledged it to be their act and deed and the act and deed of said Corporation.

          IN WITNESS WHEREOF, I have hereunto set my hand and seal this 4th day of April, 1998.

                                            /s/ DOUGLAS P. BRAUN

                                            ------------------------------------
                                            Notary Public

                                  EXHIBITS TO
                  AGREEMENT OF AFFILIATION AND PLAN OF MERGER
                             FIRSTMERIT CORPORATION
                                      AND
                              SECURITY FIRST CORP.


Exhibit 1.1.2..............  Form of Certificate of Merger
Exhibit 1.1.4..............  Articles and Code of Regulations of FirstMerit
Exhibit 3.3................  FirstMerit Disclosure Letter
Exhibit 3.15...............  Security First Stock Purchase Option
Exhibit 4.3................  Security First Disclosure Letter
Schedule 5.4...............  Summary of Executive Employment Compensation
Exhibit 5.4(a).............  Employment Agreements
        5.4(a)-1...........  C. Valentine
        5.4(a)-2...........  A. Mulhern
        5.4(a)-3...........  J. Calabrese
                             SERP Membership Agreements
        5.4(a)-4...........  C. Valentine
        5.4(a)-5...........  A. Mulhern
Exhibit 5.4(b).............  Form of Change of Control Termination Agreement
Exhibit 5.4(c).............  FirstMerit Severance Policy
Exhibit 5.8................  Indemnification Provisions
Exhibit 5.13(b)-1..........  Form of Affiliates Agreement for FirstMerit
Exhibit 5.13(b)-2..........  Form of Affiliates Agreement for Security First
Exhibit 6.2(d).............  Form of Brouse & McDowell's Legal Opinion
Exhibit 6.3(e).............  Form of Silver Freedman & Taff, L.L.P. Legal Opinion

                                                                      APPENDIX B

                              FAIRNESS OPINION OF
                             CHARLES WEBB & COMPANY

                          CHARLES WEBB & COMPANY LOGO

April 5, 1998

Board of Directors
Security First Corp.
1413 Golden Gate Blvd.
Mayfield Heights, Ohio 44113-2203

Dear Gentlemen:

     You have requested our opinion as an independent investment banking firm regarding the fairness, from a financial point of view, to the stockholders of Security First Corp. ("Security" or the "Company"), of the consideration to be received by such stockholders in the merger (the "Merger") between the Company and FirstMerit Corporation, ("FirstMerit"). We have not been requested to opine as to, and our opinion does not in any manner address, the Company's underlying business decision to proceed with or effect the Merger.

     Pursuant to the Agreement of Affiliation and Plan of Merger, dated April 5,1998, by and among the Company and FirstMerit (the "Agreement"), at the effective time of the Merger, FirstMerit will acquire all of the Company's issued and outstanding shares of common stock. The holders of the Company's common stock will receive in exchange for each share of Company common stock, shares of FirstMerit common stock based on an Exchange Ratio of .8855 shares of FirstMerit common stock for each share of Company common stock.

     In addition, the holders of unexercised and outstanding options awarded pursuant to the Company's 1987 and 1996 Stock Option Plans will receive merger consideration as described in Section 2.7 of the Agreement. The complete terms of the proposed transaction are described in the Agreement, and this summary is qualified in its entirety by reference thereto.

     Charles Webb & Company, a Division of Keefe, Bruyette & Woods, Inc., as part of its investment banking business, is regularly engaged in the evaluation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, and distributions of listed and unlisted securities. We are familiar with the market for common stocks of publicly traded banks, savings institutions and bank and savings institution holding companies.

     In connection with this opinion we reviewed certain financial and other business data supplied to us by the Company including (i) Annual Reports, Proxy Statements and Form 10-Ks for the years ended March 31, 1995, 1996 and 1997,
(ii) Form 10-Qs for the quarters ended June 30, 1997, September 30, 1997, and December 31,1997 and other information we deemed relevant. We discussed with senior management and the boards of directors of the Company and its wholly owned subsidiary, Security Federal Savings and Loan Association, the current position and prospective outlook for the Company. We considered historical quotations and the prices of recorded transactions in the Company's common stock since its initial public offering. We reviewed financial and stock market data of other savings institutions, particularly in the Midwestern region of the United States, and the financial and structural terms of several other recent transactions involving mergers and acquisitions of savings institutions or proposed changes of control of comparably situated companies.

     For FirstMerit, we reviewed the audited financial statements, 10-K's, and Proxy Statements for the fiscal years ended December 31, 1997, 1996, and 1995, and certain other information deemed relevant. We also discussed with senior management of FirstMerit, the current position and prospective outlook for FirstMerit.

     For purposes of this opinion we have relied, without independent verification, on the accuracy and completeness of the material furnished to us by the Company and FirstMerit and the material otherwise made available to us, including information from published sources, and we have not made any independent effort to verify such data. With respect to the financial information, including forecasts and asset valuations we received from the Company, we assumed (with your consent) that they had been reasonably prepared reflecting the best currently available estimates and judgment of the Company's management. In addition, we have not made or obtained any independent appraisals or evaluations of the assets or liabilities, and potential and/or contingent liabilities of the Company or FirstMerit. We have further relied on the assurances of management of the Company and FirstMerit that they are not aware of any facts that would make such information inaccurate or misleading. We express no opinion on matters of a legal, regulatory, tax or accounting nature or the ability of the Merger, as set forth in the Agreement, to be consummated.

     In rendering our opinion, we have assumed that in the course of obtaining the necessary approvals for the Merger, no restrictions or conditions will be imposed that would have a material adverse effect on the contemplated benefits of the Merger to the Company or the ability to consummate the Merger. Our opinion is based on the market, economic and other relevant considerations as they exist and can be evaluated on the date hereof.

     Consistent with the engagement letter with you, we have acted as financial advisor to the Company in connection with the Merger and will receive a fee for such services, a majority of which is contingent upon the consummation of the Merger. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement by the Company in connection with the Merger.

     Based upon and subject to the foregoing, as outlined in the foregoing paragraphs and based on such other matters as we considered relevant, it is our opinion that as of the date hereof, the consideration to be received by the stockholders of the Company in the Merger is fair, from a financial point of view, to the stockholders of the Company.

     This opinion may not, however, be summarized, excerpted from or otherwise publicly referred to without our prior written consent, although this opinion may be included in its entirety in the proxy statement of the Company used to solicit stockholder approval of the Merger. It is understood that this letter is directed to the Board of Directors of the Company in its consideration of the Agreement, and is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote with respect to the Merger.

Very truly yours,

CHARLES WEBB & COMPANY SIGNATURE

Charles Webb & Company,
a Division of Keefe, Bruyette, & Woods, Inc.

                                                                      APPENDIX C

                              SECURITY FIRST CORP.

          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations

                                      and

 Consolidated Statements of Financial Condition as of March 31, 1998 and 1997,
                                and the related
    Consolidated Statements of Income, Shareholders' Equity, and Cash Flows for each of the Three Years in the Period Ended March 31, 1998.

                              SECURITY FIRST CORP.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

GENERAL

     Security First Corp. ("Security First" or the "Company"), a savings and loan holding company, is the parent corporation to Security Federal Savings and Loan Association of Cleveland ("Security Federal"), First Federal Savings Bank of Kent ("First Federal") and SF Development Co. Security Federal has 12 branches in a five-county area in Northeast Ohio. Security Federal has one wholly-owned subsidiary, Security Financial Corporation ("Security Financial") which is largely inactive. First Federal was acquired on April 10, 1996 in a transaction that was accounted for as a pooling of interests and, accordingly, the financial statements for the Company for all periods presented prior to the acquisition have been restated to include the results of First Federal and its former parent Company, First Kent Financial Corporation. First Federal, which has two branches in Portage County, Ohio, operates as a separate subsidiary of Security First. SF Development Co. was established in March 1994 for the purpose of entering into joint ventures to purchase and develop land for residential properties.

     The Company's earnings depend primarily on its net interest income, which is the difference between the amount it receives from interest earned on its loans and investments and the amount it pays on its savings deposits and borrowings. The Company's interest income and interest expense are significantly impacted by general economic conditions, particularly changes in market interest rates, government policies, and regulations. The operations of the Company can also be affected by the economic conditions in its market area, Northeast Ohio.

     Certain statements in this report that relate to Security First's plans, objectives, or future performance may be deemed to be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are based on Management's current expectations. Actual strategies and results in future periods may differ materially from those currently expected because of various risks and uncertainties. Additional discussion of factors affecting Security First's business and prospects is contained in the Company's periodic filings with the Securities and Exchange Commission.

OVERVIEW OF FINANCIAL CONDITION

     Total assets of $685.5 million at year-end 1998 reflect an increase of approximately 8% from $634.8 million at March 31, 1997. The Company's 8% growth in assets during the year ended March 31, 1998 was the result of a $59.5 million increase in the Company's loan portfolio, which was funded primarily by an increase in retail savings deposits. Due to the strong loan demand, brokered deposits in the amount of $21.2 million were used to supplement the increase in retail savings deposits. The level of liquid assets (including cash, deposits with banks, federal funds sold, and qualifying investment securities) to withdrawable savings accounts and short-term borrowings averaged 6.81% for Security Federal and 11.47% for First Federal for the year ended March 31, 1998 as compared to 6.94% and 11.86%, respectively, for fiscal 1997.

     The Company increased shareholders' equity in each of the years 1998, 1997 and 1996 through the retention of net earnings, after the payment of cash dividends to shareholders. Both Security Federal and First Federal are categorized as well-capitalized institutions by the Office of Thrift Supervision ("OTS") based on their regulatory capital ratios. See Note 13 of the Notes to Consolidated Financial Statements at Appendix C in this Proxy
Statement/Prospectus.

LENDING ACTIVITIES

     The following table shows the composition of the Company's loan portfolio as of the dates indicated:

                                                                  MARCH 31,
                                                          --------------------------
                                                           1998      1997      1996
                                                          ------    ------    ------
                                                                (IN MILLIONS)
Real Estate Loans:
  Permanent -- one-to four-family.......................  $248.9    $236.0    $225.6
  Permanent -- multi-family and commercial..............   204.5     169.5     132.9
  Construction..........................................    97.5     105.5      64.8
  Residential development...............................    55.9      50.5      43.4
  Lines of credit.......................................    27.6      17.7      15.7
Other loans.............................................    45.5      48.4      38.0
Less: net items.........................................   (52.4)    (59.6)    (44.8)
                                                          ------    ------    ------
          Total.........................................  $627.5    $568.0    $475.6
                                                          ======    ======    ======

     One- to four-family permanent real estate mortgage loans are generally considered to have a lower level of credit risk because the collateral is generally more liquid than multi-family and commercial real estate and is not subject to significant fluctuations in the near-term.

     Multi-family and commercial real estate lending is generally considered to involve a higher level of risk than does one- to four-family residential lending due to the concentration of principal in a limited number of loans and borrowers and the effects that general economic conditions have on real estate development. In addition, the nature of these loans is such that the collateral is less liquid than one- to four-family properties, and such loans are generally less predictable and more difficult to evaluate and monitor. A significant potential risk of loss is that the cash flows from the properties may be inadequate to service the loan payments. The Company attempts to mitigate the risks associated with this type of lending through its underwriting policies and its monitoring of the properties, substantially all of which are located in its market area.

     The Company's construction loans often are larger individually, and also generally involve a greater degree of risk, than its single-family mortgage loans secured by existing homes. Repayment of construction loans usually is dependent on both the successful completion of construction within the estimated time and budget, and the successful marketing of the units. If loan defaults resulting in foreclosure occur before construction is completed, the Company would be required either to arrange for the completion of construction or the disposition of the unfinished units. In either case, the Company may incur substantial additional costs in the administration of the loans. If loan defaults resulting in foreclosure occur after construction is completed, the Company may incur additional costs in marketing and selling the completed units. The Company attempts to minimize these risks by making construction loans to established builders in its market area, by monitoring the quality, progress, and cost of construction and originating loans mainly on single-family, pre-sold residences.

     At March 31, 1998, $84.1 million of Security First's construction loan portfolio consisted of loans on single-family residences, the majority of which were pre-sold; i.e., the structure was not built on a speculative basis and the contract purchaser had a commitment for permanent financing (generally not from the Company) prior to the commencement of construction.

     The Company, through its subsidiary SF Development Co., makes land acquisition and development loans for single-family residential projects, usually to developers that have pre-sold some of the lots. All of these residential development loans are located in the Company's market area. Residential development lending generally is considered to involve risks similar to those discussed above regarding multi-family and commercial real estate lending.

ASSET QUALITY

     General. The Company's goal is to maintain the asset quality level of its loan portfolio through the use of prudent lending policies and underwriting standards. The majority of loan delinquencies that do arise are generally remedied within 90 days as a result of the Company's collection efforts. At March 31, 1998, the Company's percentage of non-performing assets to total assets was .42%.

     Systematic detailed reviews of the Company's multi-family and commercial loan portfolios are performed regularly in order to evaluate any potential credit losses. For loan balances that are significant in total but not individually significant and are well collateralized, the portfolios are reviewed in total. These reviews consider, among other factors, economic conditions, delinquency patterns, and historical loss experiences in the loan portfolio in order to assess potential credit losses.

     Management is of the opinion that the allowance for loan losses at March 31, 1998, which represents 179% of total nonperforming loans, is adequate to meet potential losses in the portfolio. It must be understood, however, that there are inherent risks and uncertainties related to the operation of a financial institution. By necessity, the Company's consolidated financial statements are dependent upon estimates, appraisals, and evaluations of loans. Therefore, the possibility exists that abrupt changes in such estimates, appraisals, and evaluations might be required because of changing economic conditions and the economic prospects of borrowers.

     Non-performing Assets. Generally, it is the Company's policy to discontinue the accrual of interest on all loans which are 90 days or more past due or when collectibility of the loan is in doubt. The following table summarizes non-performing assets at the end of the three most recent years.

                                                               MARCH 31,
                                                     -----------------------------
                                                      1998       1997       1996
                                                     -------    -------    -------
                                                        (DOLLARS IN THOUSANDS)
NON-PERFORMING ASSETS:
Non-accruing loans.................................  $ 2,907    $ 1,643    $ 2,006
Accruing loans past due 90 days....................       --         --        522
                                                     -------    -------    -------
          Total non-performing loans...............    2,907      1,643      2,528
Real estate owned..................................        1          5         39
                                                     -------    -------    -------
          Total non-performing assets..............  $ 2,908    $ 1,648    $ 2,567
                                                     =======    =======    =======
Allowance for loan losses..........................  $ 5,189    $ 4,968    $ 4,572
                                                     =======    =======    =======
RATIOS:
Non-performing assets to total assets..............     0.42%      0.26%      0.47%
Non-performing loans to total loans (before
  allowance for loan losses).......................     0.46%      0.29%      0.53%
Allowance for loan losses to non-performing
  loans............................................   178.50%    302.37%    180.85%
Net charge-offs (recoveries) to average loans for
  the year.........................................     0.01%     (0.01)%     0.02%

     Potential Problem Loans. As of March 31, 1998, there were four commercial loans totaling $5.7 million which are not reflected in the above table where known information about possible credit problems of the borrower caused management to have doubts as to the ability of the borrower to comply with present loan repayment terms and which may result in disclosure of such loans in the future.

     Although management believes that these loans are adequately secured and no material loss is expected, certain circumstances may cause the borrower to be unable to comply with the present loan repayment terms at some future date. The Company is closely monitoring the status of these loans.

     Allowance for Loan Losses. The Company's provision for loan losses was $310,000 for the fiscal year ended March 31, 1998 compared to $323,000 and $377,000 for the previous two years. Although management believes that the procedures used to evaluate potential losses in the loan portfolio have resulted in an adequate allowance for loan losses in accordance with generally accepted accounting principles, recovery of the carrying value of such loans is dependent to a great extent on economic, operating, and other conditions that may be beyond the Company's control and, therefore, future adjustments to the allowance for loan losses may be necessary.

CAPITAL AND DIVIDENDS

     The OTS has implemented a statutory framework for capital requirements which establishes five categories of capital strength, ranging from "well capitalized" to "critically undercapitalized." An institution's category depends upon its capital level in relation to relevant capital measures, including two risk-based capital measures, a leverage capital measure, and certain other factors. At fiscal year-end 1998, both Security Federal and First Federal exceeded the level required to meet the definition of a well-capitalized institution. See Note 13 of the Notes to Consolidated Financial Statements at Appendix C in this Proxy Statement/Prospectus for a further analysis of both Security Federal's and First Federal's regulatory capital.

     The Company has paid regular cash dividends each quarter since June 1988. During the current fiscal year, a total of $2.4 million ($.32 per share) in dividends was declared and paid. The dividend payout rate as a percentage of earnings per share (diluted) was 28.83%, 35.90%, and 38.57% for the fiscal years ended March 31, 1998, 1997 and 1996, respectively.

     Cash dividend payout levels are continually reviewed by management and the Board of Directors. The Company intends to continue its policy of paying quarterly dividends; however, such payment will depend on a number of factors, including capital requirements, regulatory limitations, the Company's financial condition and results of operations, and Security Federal's and First Federal's ability to pay dividends to the Company. At present, the Company's most significant source of income is dividends from Security Federal and First Federal; therefore, the Company depends upon such dividends to accumulate earnings for payment of cash dividends to its shareholders. See Note 12 of the Notes to Consolidated Financial Statements at Appendix C in this Proxy Statement/Prospectus for additional restrictions on dividend payments.

LIQUIDITY

     The term "liquidity" refers to the ability of the Company to generate adequate amounts of cash to meet its needs. The Company's liquidity is a measure of its ability to fund loans and meet withdrawals of deposits and other cash outflows in a cost effective manner. The principal sources of funds for the Company's operations are cash flows generated from earnings, savings deposits, scheduled amortization and prepayment of loans and mortgage-backed securities, maturities of investment securities, and borrowings from the Federal Home Loan Bank ("FHLB") of Cincinnati. Because a significant portion of the Company's loan originations consists of relatively short-term construction and development loans, the funding source for new loan originations is frequently derived from maturities and prepayments of other construction loans.

     While loan and mortgage-backed securities payments and maturing investments are relatively stable sources of funds, deposit flows and loan prepayments are greatly influenced by prevailing interest rates, economic conditions and competition.

     Management regularly reviews the Company's need for cash to fund its operations and believes, as in the past, that the aforementioned resources are adequate for its projected requirements. Federal regulations require that Security Federal and First Federal maintain an average daily balance of liquid assets of at least 4% of the sum of its net withdrawable deposit accounts and borrowings payable in one year or less. The average liquid assets ratio for the fourth quarter of fiscal 1998 was 6.68% and 11.33% for Security Federal and First Federal, respectively. The Company invests excess cash in federal funds and short-term investments and also receives interest on excess funds held in its FHLB demand account. The cash management policies of the Company are designed to keep liquidity levels within the Federal regulatory requirements.

     The Company has a relatively stable retail deposit base and, therefore, management believes that significant additional borrowings will not be necessary to maintain its current liquidity position. Certificates of deposit scheduled to mature in one year or less at March 31, 1998 totaled $250.0 million, including approximately $239.0 million in retail deposits and $11.0 million in brokered deposits. Management believes that a significant portion of the retail deposits maturing during fiscal 1999 will be reinvested with the Company, because historically such deposits have remained with the Company; however, no assurances can be made that this will occur.

     As of March 31, 1998, the Company had commitments to originate loans and commitments on unfunded lines of credit (typically secured by single-family residences) totaling $75.1 million. There were no commitments to purchase or sell loans at March 31, 1998. The Company anticipates that it will have sufficient funds available during fiscal 1999 from loan and mortgage-backed security repayments and investment maturities to meet current and future loan commitments.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

     The Company seeks to achieve consistent growth in net interest income while managing volatility arising from shifts in interest rates. The Asset and Liability Management Committee (ALCO), comprised of senior management representatives, oversees financial risk management, establishing broad policies that govern a variety of financial risks inherent in the Company's operations, including interest rate, liquidity, and market risks.

     The Company's asset and liability management programs are designed to minimize the impact of significant changes in interest rates on net interest income. The key components of successful interest rate and credit risk management include the monitoring and management of rate sensitivity and repricing characteristics of the balance sheet components, as well as the creditworthiness of borrowers and the quality of assets.

     Both Security Federal and First Federal, like other financial institutions, are subject to interest rate risk to the extent that interest-bearing liabilities mature or reprice on a different basis than interest-earning assets. The OTS provides a Net Portfolio Value ("NPV") approach to the quantification of interest rate risk. This approach calculates the difference between the present value of expected cash flows from assets and the present value of expected cash flows from liabilities, as well as cash flows from off-balance sheet contracts.

     Thrift institutions with greater than "normal" interest rate exposure must take a deduction from their total capital available to meet their risk-based capital requirement. The amount of the deduction is one-half of the difference between (a) the institution's actual calculated exposure to a 200 basis point interest rate increase or decrease (whichever results in the greater pro forma decrease in NPV) and (b) its "normal" level of exposure which is defined as 2% of the present value of its assets. The regulation, however, will not become effective until the OTS evaluates the process by which savings associations may appeal an interest rate risk deduction determination. It is uncertain as to when this evaluation may be completed.

     Presented below, as of March 31, 1998, is an analysis of Security Federal and First Federal's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up and down 200 basis points. This analysis was prepared by an independent third party analysis service. The percentage changes fall within the policy limits set by the Board of Directors of the Company as the maximum change in NPV that the Company deems advisable in the event of various changes in interest rates.

                       SECURITY FEDERAL AND FIRST FEDERAL

                                                                  NEXT 12 MONTHS
                           MARKET VALUE OF PORTFOLIO EQUITY    NET INTEREST INCOME
                          ----------------------------------   --------------------
CHANGE IN INTEREST RATE    ESTIMATED        $          %           $          %
    (BASIS POINTS)            NPV        CHANGE      CHANGE     CHANGE      CHANGE
-----------------------   -----------   ---------   --------   ---------   --------
                              (DOLLARS IN THOUSANDS)
         +200               $51,402      $ 1,582       3.18%    $   465       1.91%
         +100                51,379        1,559       3.13         344       1.41
           --                49,820           --         --          --         --
         -100                46,347       (3,473)     (6.97)       (619)     (2.54)
         -200                42,005       (7,815)    (15.69)     (1,385)     (5.69)

     Certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate mortgage loans, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, prepayments and early withdrawal levels would likely deviate significantly from those assumed in calculating the tables. Finally, the ability of many borrowers to service their debt may decrease in the event of an interest rate increase.

RESULTS OF OPERATIONS

     General. Security First's consolidated net income was $9.3 million or $1.11 per share (diluted) for the year ended March 31, 1998 compared to $6.4 million or $.78 per share (diluted) for the year ended March 31, 1997 and $5.6 million or $.70 per share (diluted) for the year ended March 31, 1996. Net income for the prior two fiscal years was affected by non-recurring items. During fiscal 1997, net income was reduced by $1.7 million ($2.6 million pretax) due to a special one-time Savings Association Insurance Fund Assessment ("SAIF") assessment for the recapitalization of the Federal Deposit Insurance Corporation ("FDIC") insurance fund, which provides government insurance on deposits at savings and loan institutions. As a result of the assessment, the deposit insurance premiums paid by Security Federal and First Federal were reduced from 23 basis points to zero, based upon their current risk classifications and the new assessment schedule for SAIF insured institutions. These premiums are subject to change in future periods. Net income for fiscal 1996 was impacted by merger costs of $737,000 related to the acquisition of First Kent Financial Corporation. Excluding the aforementioned non-recurring items, net income for fiscal years 1997 and 1996 would have been $8.1 million and $6.3 million, or $0.98 and $0.79 per share (diluted), respectively.

     Non-recurring Items. In four of the past five fiscal years, the Company's net income was affected by one-time non-recurring items, including $1.7 million for SAIF assessment in 1997, $737,000 for merger expenses in 1996, $333,000 for terminated merger costs in 1995 and $1.2 million for the cumulative effect of an accounting change in 1994. The aforementioned items had the effect of increasing (decreasing) diluted earnings per share by $(.20) in 1997, $(.09) in 1996, $(.04) in 1995 and $.18 in 1994.

     Interest Income. Total interest income for the year ended March 31, 1998 was $55.7 million compared to $49.2 million and $43.6 million for the years ended March 31, 1997 and 1996, respectively, largely as a result of increased lending activity. Average loans outstanding during fiscal 1998 were $596.7 million compared with $525.7 million and $453.5 million for 1997 and 1996, respectively. The average yield on the loan portfolio increased to 8.82% from 8.78% during 1997. The average yield on loans during fiscal 1996 was 8.90%.

     Additionally, interest income included amortization of net deferred loan fees of $1.8 million, $1.6 million, and $1.7 million for the years ended March 31, 1998, 1997, and 1996, respectively. Origination fees received on loans, net of certain direct origination costs, are deferred and amortized to interest income over the contractual life of the loans.

     Interest income on total investments during 1998 was $2.9 million, which was comparable to 1997 and 1996. As noted in the table below, the average balance outstanding of investment securities and short-term investments was comparable to 1997 and 1996, while the rates earned on such investments were somewhat higher during the current fiscal year.

     Interest income on mortgage-backed securities was $170,000 in fiscal 1998 compared with $224,000 and $301,000 in 1997 and 1996, respectively. The annual decreases were principally due to a decline in the average balance outstanding as a result of scheduled amortization and prepayments of the underlying loans.

     Interest Expense. Total interest expense for the year ended March 31, 1998 was $29.6 million compared to $25.6 million and $22.6 million for the years ended March 31, 1997 and 1996, respectively, as a result of higher volume on both deposits and borrowings to support lending activity, combined with a higher interest rate environment. Average deposits outstanding during fiscal 1998 were $481.7 million at an average cost of 4.65%
compared with $425.1 million outstanding at an average cost of 4.51% for 1997 and $401.4 million outstanding at 4.63% for 1996.

     Interest expense on FHLB advances for the year ended March 31, 1998 increased by $855,000 from the prior year and by $3.2 million compared with fiscal 1996. The increase in the current year over 1997 is due to a higher average balance of long-term borrowings, combined with higher rates on both short- and long-term advances. The increase in interest expense on advances in 1997 compared to 1996 resulted from greater short-and long-term borrowings in 1997, slightly offset by somewhat lower rates on short-term advances.

     The following table presents the total dollar amounts of interest income and interest expense on the indicated amounts of average interest-earning assets or interest-bearing liabilities for the years ended March 31, 1998, 1997, and 1996. Average balance calculations were based on daily and monthly balances.

                               FOR THE YEAR ENDED             FOR THE YEAR ENDED             FOR THE YEAR ENDED
                                 MARCH 31, 1998                 MARCH 31, 1997                 MARCH 31, 1996
                          ----------------------------   ----------------------------   ----------------------------
                          AVERAGE               YIELD/   AVERAGE               YIELD/   AVERAGE               YIELD/
                          BALANCE    INTEREST    COST    BALANCE    INTEREST    COST    BALANCE    INTEREST    COST
                          --------   --------   ------   --------   --------   ------   --------   --------   ------
                                                            (DOLLARS IN THOUSANDS)
INTEREST-EARNINGS
  ASSETS:
Loans(1)................  $596,743   $52,605     8.82%   $525,678   $46,165     8.78%   $453,491   $40,374     8.90%
Mortgage-backed
  securities............     2,125       170     8.00%      2,783       224     8.05%      3,705       301     8.12%
Investment securities...    37,444     2,437     6.51%     36,837     2,353     6.39%     37,900     2,409     6.36%
Short-term
  investments...........     9,238       503     5.44%      8,156       436     5.35%      9,504       509     5.36%
                          --------   -------    ------   --------   -------    ------   --------   -------    ------
  Total interest-earning
    assets..............   645,550    55,715     8.63%    573,454    49,178     8.58%    504,600    43,593     8.64%
Non-interest-earning
  assets................    25,903                         24,031                         21,255
                          --------                       --------                       --------
  Total Assets..........  $671,453                       $597,485                       $525,855
                          ========                       ========                       ========
INTEREST-BEARING
  LIABILITIES:
Passbook accounts.......  $ 57,256   $ 1,562     2.73%   $ 58,751   $ 1,587     2.70%   $ 62,787   $ 1,606     2.56%
Money market/NOW
  Accounts..............    88,007     1,436     1.63%     82,364     1,456     1.77%     76,476     1,537     2.01%
Certificate of deposit
  accounts..............   336,429    19,421     5.77%    283,989    16,148     5.69%    262,156    15,426     5.88%
                          --------   -------    ------   --------   -------    ------   --------   -------    ------
  Total deposits........   481,692    22,420     4.65%    425,104    19,191     4.51%    401,419    18,569     4.63%
                          --------   -------    ------   --------   -------    ------   --------   -------    ------
Short-term FHLB
  advances..............    75,268     4,495     5.97%     75,547     4,394     5.82%     35,723     2,170     6.07%
Long-term FHLB
  advances..............    35,514     2,146     6.04%     23,433     1,392     5.94%     21,382     1,279     5.98%
                          --------   -------    ------   --------   -------    ------   --------   -------    ------
  Total advances........   110,782     6,642     6.00%     98,980     5,786     5.85%     57,105     3,449     6.04%
                          --------   -------    ------   --------   -------    ------   --------   -------    ------
Convertible subordinated
  debentures............     7,504       505     6.73%      8,742       586     6.70%      8,789       590     6.71%
                          --------   -------    ------   --------   -------    ------   --------   -------    ------
Total interest-bearing
  liabilities...........   599,978    29,566     4.93%    532,826    25,563     4.80%    467,313    22,608     4.84%
Non-interest-bearing
  liabilities...........     9,064                          8,089                          5,855
                          --------                       --------                       --------
  Total Liabilities.....   609,042                        540,915                        473,168
Shareholders' equity....    62,411                         56,570                         52,687
                          --------                       --------                       --------
Total Liabilities and
  Shareholders'
  Equity................  $671,453                       $597,485                       $525,855
                          ========                       ========                       ========
NET INTEREST
  INCOME / INTEREST RATE
  SPREAD................             $26,149     3.70%              $23,615     3.78%              $20,985     3.80%
                                     =======    ======              =======    ======              =======    ======
NET INTEREST EARNING
  ASSETS / NET YIELD ON
  INTEREST EARNING
  ASSETS................  $ 45,572               4.05%   $ 40,628               4.12%   $ 37,287               4.16%
                          ========              ======   ========              ======   ========              ======
PERCENTAGE OF INTEREST-
  EARNING ASSETS TO
  INTEREST-BEARING
  LIABILITIES...........                        107.59%                        107.63%                        107.98%
                                                ======                         ======                         ======

---------------

(1) Average balances include non-accrual loans and interest income includes deferred loan fee amortization of $1,787,000, $1,579,000, and $1,683,000 for the years ended March 31, 1998, 1997, and 1996, respectively.

     The changes in net interest income compared to the prior period for the years ended March 31, 1998, 1997, and 1996 are analyzed in the following table. The table shows the changes by major component, distinguishing between changes related to volume as opposed to changes in interest rates and the net effect of both. Changes not solely attributable to volume or rate changes have been allocated in proportion to the changes due to volume and rate.

                                                               YEAR ENDED MARCH 31,
                                      -----------------------------------------------------------------------
                                                1998 VS. 1997                         1997 VS. 1996
                                      ----------------------------------    ---------------------------------
                                      INCREASE (DECREASE)                   INCREASE (DECREASE)
                                             DUE TO                               DUE TO
                                      --------------------      TOTAL       -------------------      TOTAL
                                                               INCREASE                             INCREASE
                                       VOLUME       RATE      (DECREASE)     VOLUME      RATE      (DECREASE)
                                      ---------    -------    ----------    --------    -------    ----------
                                                              (DOLLARS IN THOUSANDS)
INTEREST-EARNING ASSETS:
Loans...............................   $6,263       $177        $6,440       $6,331      $(540)      $5,791
Mortgage-backed securities..........      (53)        (1)          (54)         (74)        (3)         (77)
Investment securities...............       39         45            84          (68)        12          (56)
Short-term investments..............       59          8            67          (72)        (1)         (73)
                                       ------       ----        ------       ------      -----       ------
          Total interest-earning
            assets..................   $6,308       $229         6,537       $6,117      $(532)       5,585
                                       ======       ====        ------       ======      =====       ------
INTEREST-BEARING LIABILITIES:
Deposits............................   $3,146       $ 83        $3,229       $1,210      $(588)      $  622
Short-term FHLB advances............      (16)       117           101        2,312        (88)       2,224
Long-term FHLB advances.............      730         24           754          122         (9)         113
Convertible subordinated
  debentures........................      (81)        --           (81)          (3)        (1)          (4)
                                       ------       ----        ------       ------      -----       ------
          Total interest-bearing
            liabilities.............   $3,779       $224         4,003       $3,641      $(686)       2,955
                                       ======       ====        ------       ======      =====       ------
CHANGES IN NET INTEREST INCOME......                            $2,534                               $2,630
                                                                ======                               ======

     OTHER INCOME. Other income was $1.8 million in fiscal 1998 and $1.7 million in 1997 and 1996. The increase in other income in fiscal 1998 compared to 1997 was principally due to higher service charges and fee income. Other income in fiscal 1997 was unchanged from the previous year, as a slight increase in service charges and fees was offset by decreases in other items.

     OTHER EXPENSE. Other operating expenses for fiscal 1998 were $13.3 million compared to $15.2 million and $13.4 million for the prior two fiscal years. Excluding the one-time special assessment for recapitalization of SAIF in fiscal 1997, other expenses increased $664,000 or 5.3% in fiscal 1998. This increase was attributable mainly to higher compensation and employee benefits and occupancy costs, offset in part by lower expenses for federal deposit insurance premiums and professional fees. Other operating expenses for fiscal 1997, exclusive of the SAIF assessment, were comparable to 1996 operating expenses. Increases in data processing expense and occupancy and other costs related to the opening of a Security Federal branch office in Willoughby, Ohio, were more than offset by the decrease in the Federal Deposit Insurance premium after the one time special SAIF assessment.

     FEDERAL INCOME TAXES. The Company's Federal income taxes for the year ended March 31, 1998 were $5.0 million compared with $3.4 million and $3.3 million for 1997 and 1996, respectively. The effective Federal tax rate was higher in fiscal 1996 because of the tax effect of non-deductible merger expenses.

IMPACT OF INFLATION AND CHANGING PRICES

     The consolidated financial statements of the Company and the related data presented herein have been prepared in accordance with generally accepted accounting principles, which require measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation.

     Unlike most industrial companies, substantially all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the price of goods and services.

ACCOUNTING AND REPORTING DEVELOPMENTS

     See Note 1 to the Notes to Consolidated Financial Statements at Appendix C in this Proxy Statement/ Prospectus for a discussion of accounting and reporting developments affecting the Company and newly promulgated FASB Statements that have not yet been adopted by the Company.

                 SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

     The following table presents selected quarterly financial data for the years ended March 31, 1998 and 1997:

                       1998                          FIRST     SECOND        THIRD     FOURTH
                       ----                         -------    -------      -------    -------
                                                      (DOLLARS IN THOUSANDS EXCEPT PER SHARE
                                                                      DATA)
Interest income...................................  $13,415    $13,826      $14,215    $14,259
Interest expense..................................    7,133      7,387        7,599      7,447
Net interest income...............................    6,282      6,439        6,616      6,812
Provision for loan losses.........................       58         84           84         84
Net income........................................    2,190      2,305        2,356      2,460
Net income per common share (basic)(a)(b).........     0.29       0.30         0.31       0.33
Net income per common share (diluted)(a)(b).......     0.26       0.28         0.28       0.29
Dividends per common share(b).....................     0.08       0.08         0.08       0.08
Return on average assets..........................     1.35%      1.39%        1.37%      1.43%
Return on average equity..........................    14.52%     14.85%       14.85%     15.42%
Interest rate spread..............................     3.67%      3.68%        3.65%      3.79%

                       1997                          FIRST     SECOND        THIRD     FOURTH
                       ----                         -------    -------      -------    -------
                                                      (DOLLARS IN THOUSANDS EXCEPT PER SHARE
                                                                      DATA)
Interest income...................................  $11,614    $12,106      $12,584    $12,874
Interest expense..................................    5,822      6,266        6,680      6,795
Net interest income...............................    5,792      5,840        5,904      6,079
Provision for loan losses.........................       96         84           84         59
Net income........................................    1,934        286(e)     2,040      2,150
Net income per common share (basic)(c)............     0.26       0.04(e)      0.27       0.29
Net income per common share (diluted)(c)..........     0.23       0.04         0.25       0.26
Dividends per common share(d).....................     0.07       0.07         0.07       0.07
Return on average assets..........................     1.38%      0.19%(e)     1.33%      1.37%
Return on average equity..........................    14.08%      2.04%(e)    14.39%     14.70%
Interest rate spread..............................     3.98%      3.80%        3.67%      3.68%

---------------

(a) First and second quarters were restated to reflect the implementation of SFAS No. 128.

(b) First quarter was restated to reflect the three-for-two stock split distributed on July 31, 1997.

(c) All periods were restated to reflect the three-for-two stock split distributed on July 31, 1997 and the implementation of SFAS No. 128.

(d) All periods were restated to reflect the three-for-two stock split distributed on July 31, 1997.

(e) The decrease in the second quarter is due to the one-time special SAIF Assessment of $2.6 million ($1.7 million after tax).

YEAR 2000

     The Company is currently in the process of conducting a comprehensive review of its computer systems to identify the systems that could be affected by the "Year 2000" problem. The Year 2000 problem is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major system failure or miscalculations. Management anticipates that the enhancements necessary to prepare its system for the year 2000 will be completed in a timely manner.

     The Company is also aware of the risk to third parties, including vendors (and to the extent appropriate, depositors and borrowers) and the potential adverse impact on the Company resulting from failures by these parties to adequately address the Year 2000 problem. The Company has been communicating with its outside data processing service bureau, as well as other third party service providers, to assess their progress in evaluating their systems and implementing any corrective measures required by them to be prepared for the year 2000. To date, the Company has not been advised by any of its primary vendors that they do not have plans in place to address and correct the issues associated with the Year 2000 problem; however, no assurances can be given as to the adequacy of such plans or to the timeliness of their implementation.

     The Company anticipates that it will incur internal staff costs as well as consulting and other expenses related to the enhancements necessary to prepare the systems for the year 2000. Management does not anticipate that the cost of the year 2000 project will have a material impact on the financial condition or results of operations of the Company.

DELOITTE & TOUCHE LOGO

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors
Security First Corp.

     We have audited the accompanying consolidated statements of financial condition of Security First Corp. and subsidiaries as of March 31, 1998 and 1997, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial condition of Security First Corp. and subsidiaries as of March 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1998 in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche
Deloitte & Touche LLP
Cleveland, Ohio
April 22, 1998

                              SECURITY FIRST CORP.

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                                                   MARCH 31,
                                                              --------------------
                                                                1998        1997
                                                              --------    --------
                                                                  (DOLLARS IN
                                                               THOUSANDS, EXCEPT
                                                                PER SHARE DATA)
ASSETS
Cash and deposits with banks................................  $ 10,003    $  4,685
Interest-bearing deposits with banks........................       696       1,826
Federal funds sold and short-term investments...............     2,700       2,153
                                                              --------    --------
          Total cash and cash equivalents...................    13,399       8,664
                                                              --------    --------
Investment securities -- available for sale (amortized cost
  of $13,905 at March 31, 1998 and $24,969 at March 31,
  1997).....................................................    13,922      24,576
Investment securities -- held to maturity (market value of
  $4,009 at March 31, 1998 and $6,986 at March 31, 1997)....     4,000       7,000
Mortgage-backed securities-available for sale (amortized
  cost of $1,786 at March 31, 1998 and $2,469 at March 31,
  1997).....................................................     1,843       2,523
Loans held for sale.........................................       624          --
Loans -- net (including allowance for loan losses of $5,189
  at March 31, 1998 and $4,968 at March 31, 1997)...........   626,836     567,975
Accrued interest receivable.................................     4,274       4,032
Federal Home Loan Bank stock -- at cost.....................     7,085       6,400
Premises and equipment -- net...............................     8,534       8,853
Cost in excess of fair value of net assets acquired
  ("goodwill")..............................................       924       1,028
Prepaid expenses and other assets...........................     4,041       3,710
                                                              --------    --------
          TOTAL ASSETS......................................  $685,482    $634,761
                                                              ========    ========
LIABILITIES:
Deposits....................................................  $508,157    $445,182
Advances from Federal Home Loan Bank........................    98,267     115,221
Convertible subordinated debentures.........................     6,840       8,479
Advance payments by borrowers for taxes and insurance
  ("escrow")................................................     1,653       1,498
Accrued interest payable....................................     2,625       2,058
Accounts payable and other accrued expenses.................     3,261       2,888
                                                              --------    --------
          Total liabilities.................................   620,803     575,326
                                                              --------    --------
SHAREHOLDERS' EQUITY:
Preferred stock (1,000,000 shares authorized, none
  issued)...................................................        --          --
Common stock, par value $.01 per share; 20,000,000 shares
  authorized; 7,555,044 shares issued and outstanding at
  March 31, 1998 and 7,504,649 at March 31, 1997(a).........        76          75
Capital in excess of par value..............................    16,021      14,915
Net unrealized gain (loss) on investments and
  mortgage-backed securities -- available for sale, net of
  tax of $26 at March 31, 1998 and ($111) at March 31,
  1997......................................................        48        (224)
Unearned compensation.......................................      (139)       (216)
Treasury Stock (88,324 shares at March 31, 1998) at cost....    (1,671)         --
Retained earnings (substantially restricted)................    50,344      44,885
                                                              --------    --------
          Total shareholders' equity........................    64,679      59,435
                                                              --------    --------
          TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY........  $685,482    $634,761
                                                              ========    ========

---------------

(a) Adjusted to reflect the three-for-two stock split distributed July 31, 1997.

See notes to consolidated financial statements

                              SECURITY FIRST CORP.

                       CONSOLIDATED STATEMENTS OF INCOME

                                                              FOR THE YEAR ENDED MARCH 31,
                                                              -----------------------------
                                                               1998       1997       1996
                                                              -------    -------    -------
                                                              (DOLLARS IN THOUSANDS, EXCEPT
                                                                     PER SHARE DATA)
Interest Income:
  Loans.....................................................  $52,605    $46,165    $40,374
  Mortgage-backed securities................................      170        224        301
  Investment securities.....................................    2,437      2,353      2,409
  Short-term investments....................................      503        436        509
                                                              -------    -------    -------
          Total interest income.............................   55,715     49,178     43,593
                                                              -------    -------    -------
Interest Expense:
  Deposits..................................................   22,420     19,191     18,569
  Short-term FHLB advances..................................    4,495      4,394      2,170
  Long-term FHLB advances...................................    2,146      1,392      1,279
  Convertible subordinated debentures.......................      505        586        590
                                                              -------    -------    -------
          Total interest expense............................   29,566     25,563     22,608
                                                              -------    -------    -------
Net interest income.........................................   26,149     23,615     20,985
Provision for loan losses...................................      310        323        377
                                                              -------    -------    -------
Net interest income after provision for loan losses.........   25,839     23,292     20,608
                                                              -------    -------    -------
Other income................................................    1,758      1,698      1,699
Other expenses:
  SAIF special assessment...................................       --      2,567         --
  Amortization of goodwill..................................      104        107        111
  Merger expenses...........................................       --         --        737
  Other.....................................................   13,202     12,535     12,519
                                                              -------    -------    -------
          Total other expenses..............................   13,306     15,209     13,367
                                                              -------    -------    -------
Income before federal income taxes..........................   14,291      9,781      8,940
Federal income taxes........................................    4,980      3,371      3,334
                                                              -------    -------    -------
          Net income........................................  $ 9,311    $ 6,410    $ 5,606
                                                              =======    =======    =======
Earnings per share:(a)
  Basic.....................................................  $  1.23    $  0.86    $  0.78
                                                              =======    =======    =======
  Diluted...................................................  $  1.11    $  0.78    $  0.70
                                                              =======    =======    =======

---------------

(a) Earnings per share calculations for the years ended March 31, 1997 and 1996 were restated to reflect the three-for-two stock split distributed on July 31, 1997 and the implementation of SFAS No.128.

See notes to consolidated financial statements

                              SECURITY FIRST CORP.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                  YEAR ENDED MARCH 31,
                                                           -----------------------------------
                                                             1998         1997         1996
                                                           ---------    ---------    ---------
                                                                 (DOLLARS IN THOUSANDS)
OPERATING ACTIVITIES:
Net Income...............................................  $   9,311    $   6,410    $   5,606
Adjustments to reconcile net income to net cash provided
  by operating activities:
Provision for loan losses................................        310          323          377
Accretion of discounts, amortization of premiums, and
  other deferred yield items.............................        107          540           45
Depreciation and amortization............................        900          782          708
Amortization of goodwill.................................        104          107          111
Effect of change in accrued interest receivable and
  payable................................................        325           19           71
Equity income from joint ventures........................        (53)         (89)         (83)
FHLB stock dividends.....................................       (487)        (376)        (231)
Deferred federal income taxes............................        138          239          424
Net change in accounts payable, accrued expenses, and
  other assets...........................................       (131)       1,020          747
Other....................................................        206           79           98
                                                           ---------    ---------    ---------
NET CASH PROVIDED BY OPERATING ACTIVITIES................     10,730        9,054        7,873
                                                           ---------    ---------    ---------
INVESTING ACTIVITIES:
Loans originated.........................................  $(262,741)   $(280,702)   $(190,717)
Increase (decrease) in loans in process..................     (7,593)      14,080       12,346
Loan principal repayments and maturities.................    198,225      150,700      139,761
Proceeds from:
  Sales of:
     Loans and loan participations.......................     16,344       28,711        1,283
     Real estate owned...................................        238          151          324
     Investment securities...............................         --           --          500
  Mortgage-backed security principal repayments and
     maturities..........................................        682          704        1,040
  Investment security maturities.........................     25,401        4,407       30,574
  Purchases of:
     Loans...............................................     (4,495)      (6,139)      (7,976)
     Investment securities...............................    (11,310)      (4,993)     (24,788)
     Premises and equipment..............................       (580)      (1,193)      (1,323)
     FHLB stock..........................................       (199)      (2,160)        (725)
                                                           ---------    ---------    ---------
NET CASH USED IN INVESTING ACTIVITIES....................    (46,028)     (96,434)     (39,701)
                                                           ---------    ---------    ---------

See notes to consolidated financial statements

                              SECURITY FIRST CORP.

                                                                  YEAR ENDED MARCH 31,
                                                           -----------------------------------
                                                             1998         1997         1996
                                                           ---------    ---------    ---------
                                                                 (DOLLARS IN THOUSANDS)
FINANCING ACTIVITIES:
Net increase in savings deposits.........................  $  62,975    $  34,445    $  17,424
Proceeds from additional FHLB advances...................    223,450      328,300      132,400
Payment of FHLB advances.................................   (240,404)    (281,164)    (114,859)
Proceeds from termination of employee stock ownership
  plan...................................................         --          457           --
Net increase (decrease) in mortgage escrow funds.........        155          153         (552)
Payment of dividends on common stock.....................     (2,424)      (2,186)      (1,915)
Proceeds from exercise of stock options..................        412          132          128
Purchase of treasury stock...............................     (4,131)          --           --
                                                           ---------    ---------    ---------
NET CASH PROVIDED BY FINANCING ACTIVITIES................     40,033       80,137       32,626
                                                           ---------    ---------    ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS.....      4,735       (7,243)         798
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD.........      8,664       15,907       15,109
                                                           ---------    ---------    ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD...............  $  13,399    $   8,664    $  15,907
                                                           =========    =========    =========
Supplemental disclosures of cash flow information:
Cash paid during the period for:
  Interest on deposits and borrowings....................  $  28,999    $  24,978    $  22,297
  Income taxes...........................................      4,200        3,254        3,286
Noncash investing and financing activities:
  Transfer from loans to real estate acquired through
     foreclosure.........................................        238          124          128
  Effect of conversion of convertible subordinated
     debentures..........................................      1,639          295           30

See notes to consolidated financial statements

                              SECURITY FIRST CORP.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                   NET
                                                               UNREALIZED
                                                               GAIN (LOSS)
                                      CAPITAL IN              ON SECURITIES   UNEARNED                                 TOTAL
                             COMMON   EXCESS OF    RETAINED   AVAILABLE FOR     ESOP       UNEARNED     TREASURY   SHAREHOLDERS'
                             STOCK    PAR VALUE    EARNINGS       SALE         SHARES    COMPENSATION    STOCK        EQUITY
                             ------   ----------   --------   -------------   --------   ------------   --------   -------------
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Balance at April 1, 1995....  $74      $14,087     $36,962        $ --         $(550)       $(364)      $    --       $50,209
Issuance of 113,250 shares
  of common stock in
  connection with exercise
  of stock options(1).......               128                                                                            128
Issuance of 3,852 shares of
  common stock in connection
  with conversions of
  subordinated
  debentures(1).............                28                                                                             28
Dividends paid -- $.27 per
  share(1)..................                        (1,915)                                                            (1,915)
Net income for the year
  ended March 31, 1996......                         5,606                                                              5,606
Net unrealized loss on
  securities available for
  sale......................                                       (59)                                                   (59)
Other.......................               210                                   103           71                         384
                              ---      -------     -------        ----         -----        -----       -------       -------
Balance at March 31, 1996...   74       14,453      40,653         (59)         (447)        (293)                     54,381
Issuance of 73,317 shares of
  common stock in connection
  with exercise of stock
  options(1)................               132                                                                            132
Issuance of 37,880 shares in
  connection with
  conversions of
  subordinated
  debentures(1).............    1          275                                                                            276
Effect of termination of
  ESOP......................                25           8                       424                                      457
Dividends paid -- $.28 per
  share(1)..................                        (2,186)                                                            (2,186)
Net income for the year
  ended March 31, 1997......                         6,410                                                              6,410
Net unrealized loss on
  securities available for
  sale......................                                      (165)                                                  (165)
Other.......................                30                                    23           77                         130
                              ---      -------     -------        ----         -----        -----       -------       -------

See notes to consolidated financial statements

                              SECURITY FIRST CORP.

                                                                   NET
                                                               UNREALIZED
                                                               GAIN (LOSS)
                                      CAPITAL IN              ON SECURITIES   UNEARNED                                 TOTAL
                             COMMON   EXCESS OF    RETAINED   AVAILABLE FOR     ESOP       UNEARNED     TREASURY   SHAREHOLDERS'
                             STOCK    PAR VALUE    EARNINGS       SALE         SHARES    COMPENSATION    STOCK        EQUITY
                             ------   ----------   --------   -------------   --------   ------------   --------   -------------
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Balance as of March 31,
  1997......................   75       14,915      44,885        (224)           --         (216)           --        59,435
Purchase of 233,975 shares
  of treasury stock.........                                                                             (4,131)       (4,131)
Issuance of 74,029 shares of
  common stock in connection
  with exercise of stock
  options, from treasury....                16        (692)                                               1,166           490
Issuance of common stock in
  connection with
  conversions of
  subordinated debentures:
  138,797 shares newly
    issued..................    1          976                                                                            977
  71,623 shares from
    treasury................                          (736)                                               1,294           558
Dividends paid -- $. 32 per
  share.....................                        (2,424)                                                            (2,424)
Net income for the year
  ended March 31, 1998......                         9,311                                                              9,311
Net unrealized gain on
  securities available for
  sale......................                                       272                                                    272
Other.......................               114                                                 77                         191
                              ---      -------     -------        ----         -----        -----       -------       -------
Balance as of March 31,
  1998......................  $76      $16,021     $50,344        $ 48            --        $(139)      $(1,671)      $64,679
                              ===      =======     =======        ====         =====        =====       =======       =======

---------------

(1) Number of shares and per share amounts for the years ended March 31, 1997 and 1996 were restated to reflect the three-for-two stock split distributed on July 31, 1997.

See notes to consolidated financial statements

                              SECURITY FIRST CORP.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accounting policies of Security First Corp. ("the Company" or "Security First"), conform to generally accepted accounting principles and prevailing practices within the banking and thrift industry. A summary of the more significant policies follows:

     NATURE OF OPERATIONS -- Security First is a multiple savings and loan holding company whose wholly owned subsidiaries are Security Federal Savings and Loan Association of Cleveland, (the "Association" or "Security Federal"), First Federal Savings Bank of Kent, ("First Federal"), acquired on April 10, 1996, and SF Development Corp. The Company is principally engaged in the business of attracting deposits from the general public and using such deposits, together with borrowings and other funds, to make loans secured by real estate, various types of consumer loans and commercial loans primarily in its market area. The Company's principal market area consists of a six county area in Northeast Ohio, and the Company's business is conducted through its corporate office located in Mayfield Heights, Ohio, 12 Security Federal branch offices and two First Federal offices. Loans and deposits are primarily generated from the areas where its banking offices are located. The Company's income is derived predominately from interest on loans and investments and, to a lesser extent, other income. The Company's principal expenses are interest paid on deposits and borrowings, and normal operating costs. The Company's operations are principally in the savings industry, which constitutes a single industry segment. The Company also engages in real estate development activities which are discussed in Note 18.

     USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     PRINCIPLES OF CONSOLIDATION -- The consolidated financial statements include the accounts of the Company and all subsidiaries. All significant intercompany transactions and balances have been eliminated. Investments in affiliates that are not majority-owned or controlled are accounted for using the equity method.

     INVESTMENT AND MORTGAGE-BACKED SECURITIES -- In accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," investments and mortgage-backed securities are classified as trading, available for sale, or held to maturity upon their acquisition. Securities classified as trading are carried at estimated market value with the unrealized gain or loss recorded in the statement of income. Securities classified as available for sale are carried at estimated market value with the unrealized gain or loss reflected as a component of shareholders' equity. Securities classified as held to maturity are carried at amortized cost unless there is an other than temporary impairment in value. Premiums and discounts are recognized in interest income over the period to maturity.

     LOANS -- Loans are stated at the principal amount outstanding, adjusted for amortization of premiums and accretion of discounts using the interest method. Loans held for sale are carried at the lower of cost or estimated market value. Interest is accrued as earned. An allowance for uncollected interest is provided separately from the allowance for loan losses when payments are 90 days or more past due or when collectibility of a loan is in doubt. The allowance is established by a charge to interest income equal to all accrued interest. Income is subsequently recognized only to the extent that cash payments are received until the loan is current and, in management's judgment, the borrower has the ability and intent to make periodic interest and principal payments, at which time the loan is returned to accrual status.

     A loan is considered to be impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In general, the Company considers a loan on income-producing properties to be impaired when the debt service

                              SECURITY FIRST CORP.

ratio is less than 1.0. Loans on non-income producing properties are considered impaired whenever fair value is less than book value. The Company performs reviews of all loans over $500,000 to determine if the impairment criteria have been met. If the impairment criteria have been met, a reserve is calculated according to the provisions of SFAS No. 114. For loans which are individually not significant and represent a homogeneous population, the Company evaluates impairment based on the level and extent of delinquencies in the portfolio and the Company's prior charge-off experience with those delinquencies. Such loans include all mortgage loans secured by one-to-four family residential property, all consumer loans, and certain multi-family real estate loans, non-residential real estate loans, business loans, and leases. The Company charges off principal at the earlier of (1) when a total loss of principal has been deemed to have occurred as a result of book value exceeding the fair value or net realizable value or (2) when collection efforts have ceased.

     PROVISION FOR LOAN LOSSES -- The Company provides valuation reserves for estimated losses on loans when any significant and permanent decline in value is identified. Such provisions are based on management's estimate of the net realizable value or fair value of the collateral, as applicable, considering current and currently anticipated future operating or sales conditions, thereby causing these estimates to be particularly susceptible to changes that could result in a material adjustment to results of operations. In estimating possible losses on loans, management considers the remaining principal balance and estimated market value of the property collateralizing the loan, less estimated selling expenses and holding costs. Recovery of the carrying value of such loans and real estate is dependent to a great extent on economic, operating, and other conditions which may be beyond the Company's control. Management also provides valuation reserves based on the Company's past loan loss experience, known and inherent risks in the portfolio and current economic conditions. Management believes that the allowance for loan losses has been recorded in accordance with generally accepted accounting principles.

     LOAN FEES -- Loan origination fees, net of certain direct origination costs, are deferred and amortized to interest income over the contractual life of the loan using the level-yield method. Fees received for loan commitments that are expected to be drawn are deferred and amortized over the life of the loan using the level-yield method. Unamortized net fees are recognized upon early repayment of loans. Fees for other loan commitments are deferred and amortized over the loan commitment period on a straight-line basis. Unamortized deferred loan fees related to loans repaid are included in income.

     PREMISES AND EQUIPMENT -- Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized on a straight-line basis over the lease term or useful life, whichever is shorter. For tax purposes, depreciation on certain assets is computed using accelerated methods.

     REAL ESTATE OWNED -- Real estate owned, which consists of property acquired in settlement of foreclosed loans, is recorded at the lower of cost or estimated fair value less estimated selling costs at the date of acquisition. Costs relating to the development or improvement of real estate owned are capitalized, whereas those relating to holding and maintaining the property are charged to expense.

     COST IN EXCESS OF FAIR VALUE OF NET ASSETS ACQUIRED -- Cost in excess of fair value of net assets acquired ("goodwill") is stated net of accumulated amortization. Goodwill is being charged to operations over the estimated remaining life of the long-term interest-bearing assets acquired using the level-yield method. The amortization period for all intangible assets is monitored to determine if events and circumstances require such period to be reduced.

     FEDERAL INCOME TAXES -- The Company and its wholly owned subsidiaries file a consolidated income tax return. In accordance with generally accepted accounting principles, deferred tax assets and liabilities are computed annually for differences between financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to periods in which the differences are expected to affect taxable income. Valuation allowances are established, if necessary, to

                              SECURITY FIRST CORP.

reduce deferred tax assets to the amount expected to be realized. Income tax expense is the amount of tax payable or refundable for the period adjusted for the change during the period in deferred tax assets and liabilities.

     EARNINGS PER SHARE -- On December 31, 1997, the Company adopted SFAS No. 128, "Earnings Per Share." All prior-period earnings per share data have been restated. This statement establishes standards for computing and presenting earnings per share ("EPS") and applies to entities with publicly held common stock. It replaces the presentation of primary EPS with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures. The adoption of SFAS No. 128 did not have a material effect on previously reported EPS.

     Basic EPS is computed as net income available for common shareholders divided by the weighted average number of common shares outstanding during the year. Diluted EPS is computed as net income available for common shareholders divided by the weighted average number of common shares and common share equivalents outstanding during the year. The treasury stock method and the "if converted" method are used to convert common stock equivalents to equivalent common shares.

     All shares and per share data have been restated to reflect the provisions of SFAS No. 128, as well as the three-for-two stock split distributed on July 31, 1997. Basic and diluted EPS of First Kent Financial Corporation, former parent of First Federal, subsequent to First Federal's mutual to stock conversion in June 1994, are calculated based on net income subsequent to the stock conversion divided by the weighted average shares outstanding subsequent to the stock conversion.

     STATEMENT OF CASH FLOWS -- For purposes of the Statement of Cash Flows, the Company considers as cash equivalents all short-term, highly liquid investments which are readily convertible to known amounts of cash and which have an original maturity of three months or less. Such investments include all cash, deposits with banks, federal funds sold and other short-term investments.

     NEW ACCOUNTING STANDARDS -- On January 1, 1997, the Company adopted SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities." SFAS No. 125 amends portions of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," amends and extends to all servicing assets and liabilities the accounting standards for mortgage servicing rights now in SFAS No. 65, and supersedes SFAS No. 122. SFAS No. 125 provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. Those standards are based upon consistent application of a financial components approach that focuses on control. The statement also defines accounting treatment for servicing assets and other retained interests in the assets that are transferred. The Financial Accounting Standard Board ("FASB") issued SFAS No. 127, "Deferral of the Effective Date of Certain Provisions of SFAS No. 125," that deferred the effective date of certain provisions of SFAS No. 125 related to secured borrowings and collateral, repurchase agreements, dollar rolls, securities lending, and similar transactions until December 31, 1997. The adoption of these statements has not had a material effect on the Company's financial condition or results of operations.

     In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 requires an enterprise to classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial condition. The adoption of this statement is not expected to have a material effect on the Company's financial condition or results of operations. SFAS No. 130 will become effective in fiscal 1999.

     In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the reporting of financial information about reportable operating segments in annual and interim financial statements. This statement requires that financial information be reported on the basis that it is reported internally for evaluating segment performance and deciding how to

                              SECURITY FIRST CORP.

allocate resources to segments. This statement may result in additional financial statement disclosures upon adoption; however, the Company does not expect to make material changes to its current segment reporting. SFAS No. 131 will become effective in fiscal 1999.

     RECLASSIFICATION -- Certain items in the consolidated financial statements for 1997 and 1996 have been reclassified to conform with the 1998 presentation.

2.  INVESTMENT SECURITIES

     Investment securities classified as available for sale at March 31, 1998, are summarized as follows:

                                                                    MARCH 31, 1998
                                                   ------------------------------------------------
                                                                  GROSS         GROSS
                                                   AMORTIZED    UNREALIZED    UNREALIZED     FAIR
                                                     COST          GAIN          LOSS        VALUE
                                                   ---------    ----------    ----------    -------
                                                                (DOLLARS IN THOUSANDS)
U.S. Government and agency obligations...........   $11,138        $17           $(32)      $11,123
Federal National Mortgage Association preferred
  stock..........................................       500         30             --           530
Federal National Mortgage Association bonds......     2,169          1             --         2,170
Unit Investment Trust............................        98          1             --            99
                                                    -------        ---           ----       -------
          Total..................................   $13,905        $49           $(32)      $13,922
                                                    =======        ===           ====       =======

     Investment securities classified as held to maturity at March 31, 1998, are summarized as follows:

                                                                    MARCH 31, 1998
                                                   ------------------------------------------------
                                                                  GROSS         GROSS
                                                   AMORTIZED    UNREALIZED    UNREALIZED     FAIR
                                                     COST          GAIN          LOSS        VALUE
                                                   ---------    ----------    ----------    -------
                                                                (DOLLARS IN THOUSANDS)
U.S. Government and agency obligations...........   $ 4,000        $ 9            --        $ 4,009
                                                    =======        ===           ===        =======

     Investment securities classified as available for sale at March 31, 1997, are summarized as follows:

                                                                    MARCH 31, 1997
                                                   ------------------------------------------------
                                                                  GROSS         GROSS
                                                   AMORTIZED    UNREALIZED    UNREALIZED     FAIR
                                                     COST          GAIN          LOSS        VALUE
                                                   ---------    ----------    ----------    -------
                                                                (DOLLARS IN THOUSANDS)
U.S. Government and agency obligations...........   $22,456        $14          $(410)      $22,060
Federal National Mortgage Association preferred
  stock..........................................       500         16             --           516
Federal National Mortgage Association bonds......     2,001         --            (13)        1,988
Municipal bond...................................        12         --             --            12
                                                    -------        ---          -----       -------
          Total..................................   $24,969        $30          $(423)      $24,576
                                                    =======        ===          =====       =======

     Investment securities classified as held to maturity at March 31, 1997, are summarized as follows:

                                                                    MARCH 31, 1997
                                                    -----------------------------------------------
                                                                   GROSS         GROSS
                                                    AMORTIZED    UNREALIZED    UNREALIZED     FAIR
                                                      COST          GAIN          LOSS       VALUE
                                                    ---------    ----------    ----------    ------
                                                                (DOLLARS IN THOUSANDS)
U.S. Government and agency obligations............   $7,000         --            $(14)      $6,986
                                                     ======          ==           ====       ======

                              SECURITY FIRST CORP.

     The maturity distribution of debt investment securities at March 31, 1998, is as follows:

                                                                               WEIGHTED
                                                       AMORTIZED     FAIR      AVERAGE
                                                         COST        VALUE      YIELD
                                                       ---------    -------    --------
                                                            (DOLLARS IN THOUSANDS)
U.S. Government and agency obligations -- due after
  one year through five years........................   $11,138     $11,123      6.25%
Federal National Mortgage Association bonds -- due in
  one year or less...................................     2,169       2,170      5.53
                                                        -------     -------      ----
          Total debt investment securities...........   $13,307     $13,293      6.14%
                                                        =======     =======      ====

3.  MORTGAGE-BACKED SECURITIES

     Mortgage-backed securities classified as available for sale at March 31, 1998, are summarized as follows:

                                                                    MARCH 31, 1998
                                                    -----------------------------------------------
                                                                   GROSS         GROSS
                                                    AMORTIZED    UNREALIZED    UNREALIZED     FAIR
                                                      COST          GAIN          LOSS       VALUE
                                                    ---------    ----------    ----------    ------
                                                                (DOLLARS IN THOUSANDS)
Federal Home Loan Mortgage Corporation
  participation certificates......................   $1,786         $57           --         $1,843
                                                     ======         ===            ==        ======

     Mortgage-backed securities classified as available for sale at March 31, 1997, are summarized as follows:

                                                                    MARCH 31, 1997
                                                    -----------------------------------------------
                                                                   GROSS         GROSS
                                                    AMORTIZED    UNREALIZED    UNREALIZED     FAIR
                                                      COST          GAIN          LOSS       VALUE
                                                    ---------    ----------    ----------    ------
                                                                (DOLLARS IN THOUSANDS)
Federal Home Loan Mortgage Corporation
  participation certificates......................   $2,469         $54           --         $2,523
                                                     ======         ===            ==        ======

     As of March 31, 1998, mortgage-backed securities with a current value of $1,487,000 were pledged against $1,250,000 in public funds. At March 31, 1997, mortgage-backed securities with a current value of $1,507,000 were pledged against $1,250,000 in public funds.

                              SECURITY FIRST CORP.

4.  LOANS

     Loans consist of the following:

                                                                    MARCH 31,
                                                              ----------------------
                                                                1998         1997
                                                              ---------    ---------
                                                              (DOLLARS IN THOUSANDS)
Real estate mortgage loans:
Permanent:
  One-to-four family........................................  $248,905     $235,959
  Multi-family..............................................    58,918       53,628
  Commercial................................................   145,617      115,882
Construction:
  One-to-four family........................................    84,079       80,498
  Multi-family..............................................        --        1,051
  Commercial................................................    13,361       23,881
Residential development land................................    55,860       50,432
Lines of credit -- secured by one-to-four family
  residences................................................    27,607       17,756
                                                              --------     --------
          Total mortgage loans..............................   634,347      579,087
Business loans..............................................     7,399        6,165
Consumer loans..............................................    38,096       42,321
                                                              --------     --------
          Total loans.......................................   679,842      627,573
Less:
Undisbursed portion of loans in process.....................   (42,739)     (50,332)
Allowance for loan losses...................................    (5,189)      (4,968)
Deferred loan fees and discounts............................    (4,454)      (4,298)
                                                              --------     --------
          Loans -- net......................................  $627,460     $567,975
                                                              ========     ========

     Loans with adjustable rates, included above, totaled $562 million (approximately 83% of total loans) and $503 million (approximately 80%) at March 31, 1998 and 1997, respectively. Adjustable rate loans include loans which reprice based on the prime rate, as well as loans ("ARMs") which have interest rate adjustments of one, three, or five years based on the quarterly national average of federally insured thrift institutions' cost of funds. The Company's ARMs generally limit interest rate increases to 2% each rate adjustment period and have an established ceiling rate of 6% over the original interest rate on such loans.

     Commitments to borrowers to originate loans and for unfunded lines of credit (typically secured by single-family residences) are summarized below:

                                                                    MARCH 31,
                                                              ----------------------
                                                                1998         1997
                                                              ---------    ---------
                                                              (DOLLARS IN THOUSANDS)
Commitments to originate:
  Fixed-rate loans..........................................   $ 3,601      $ 2,435
  Adjustable-rate loans.....................................    29,615       21,533
Unfunded lines of credit....................................    41,900       30,323

                              SECURITY FIRST CORP.

     As of March 31, 1998, 1997, and 1996, the Association was servicing loans for others (on a non-recourse basis) totaling approximately $44.1 million, $37.3 million, and $14.2 million, respectively. Custodial escrow balances maintained in connection with the foregoing loan servicing were approximately $398,000, and $241,000 at March 31, 1998 and 1997, respectively.

     The Company's primary lending area is within the six county area in Northeast Ohio wherein its branches are located. At March 31, 1998 and 1997, substantially all of the Company's loans were to borrowers located in Northeast Ohio. Although the Company has a diversified loan portfolio, its borrowers' ability to honor their contracts is substantially dependent upon general economic conditions of the region.

     The Company originates both permanent and construction commercial real estate loans. Such loans are generally higher risk than single-family residential real estate loans due to the dependency on income production or future development of real estate for the repayment of the loan.

     The following table summarizes the Company's commercial real estate and commercial construction loan portfolios by type of collateral.

                                                AT MARCH 31,     % OF     AT MARCH 31,    % OF
                  COLLATERAL                        1998        TOTAL         1997        TOTAL
                  ----------                    ------------    ------    ------------    -----
                                                            (DOLLARS IN THOUSANDS)
Industrial/warehouses.........................    $ 43,636        27.4%     $ 38,284       27.4%
Strip shopping centers/retail.................      33,305        21.0        31,925       22.9
Office buildings..............................      40,225        25.3        34,766       24.9
Golf courses..................................       9,055         5.7        14,290       10.2
Churches......................................       3,931         2.5         2,853        2.0
Other.........................................      28,826        18.1        17,645       12.6
                                                  --------      ------      --------      -----
                                                  $158,978       100.0%     $139,763      100.0%
                                                  ========      ======      ========      =====

     The Company's commercial real estate loan portfolio is comprised of loans, typically less than $1 million individually, which are collateralized by property located within its six county market area. Of the $159.0 million in commercial real estate loans at March 31, 1998, 27 loans were individually greater than $1 million; seven of such loans were collateralized by retail shopping centers, six by industrial properties, nine by office buildings, two by golf courses, two by vacant land, and one by a hotel. The average loan balance of those loans exceeding $1 million was $1.7 million. Of the commercial real estate loans under $1 million, the average loan balance at March 31, 1998, was $208,000.

     Residential development land consists of loans secured by land which is zoned for residential development and located within the Company's market area of Northeast Ohio. These loans are made to various builders and developers with whom the Company has generally had long-standing lending relationships.

     Activity in the allowance for loan losses is as follows:

                                                             YEAR ENDED MARCH 31,
                                                          --------------------------
                                                           1998      1997      1996
                                                          ------    ------    ------
                                                            (DOLLARS IN THOUSANDS)
Balance, beginning of period............................  $4,968    $4,572    $4,283
Provision charged to expense............................     310       323       377
Charge-offs.............................................    (145)      (33)     (243)
Recoveries..............................................      56       106       155
                                                          ------    ------    ------
Balance, end of period..................................  $5,189    $4,968    $4,572
                                                          ======    ======    ======

                              SECURITY FIRST CORP.

     For fiscal years ended and as of March 31, 1998, 1997, and 1996, there were no loans that were considered to be impaired under SFAS No. 114, "Accounting by Creditors for Impairment of a Loan."

     Nonperforming loans totaled $2.9 million, $1.7 million, and $2.6 million at March 31, 1998, 1997, and 1996, respectively. Interest income that would have been recorded under the original terms of the loans and the income actually recognized for the years ended March 31, 1998, 1997, and 1996 are summarized below:

                                                                YEAR ENDED MARCH 31,
                                                              ------------------------
                                                              1998      1997     1996
                                                              -----    ------    -----
                                                               (DOLLARS IN THOUSANDS)
Interest income that would have been recorded based on
  original terms............................................  $320     $ 198     $215
Interest income recognized..................................   242       312      179
                                                              ----     -----     ----
Interest income foregone (received).........................  $ 78     $(114)    $ 36
                                                              ====     =====     ====

5.  ACCRUED INTEREST RECEIVABLE

     Accrued interest receivable consists of the following:

                                                                     MARCH 31,
                                                              -----------------------
                                                                1998          1997
                                                              ---------     ---------
                                                              (DOLLARS IN THOUSANDS)
Loans.......................................................   $4,040        $3,556
Investments.................................................      209           441
Mortgage-backed securities..................................       25            35
                                                               ------        ------
  Total.....................................................   $4,274        $4,032
                                                               ======        ======

6.  PREMISES AND EQUIPMENT

     Premises and equipment consist of the following:

                                                                     MARCH 31,
                                                              -----------------------
                                                                1998          1997
                                                              ---------     ---------
                                                              (DOLLARS IN THOUSANDS)
Land........................................................   $1,640        $1,640
Buildings and improvements..................................    8,760         8,519
Furniture, fixtures, and equipment..........................    5,663         5,337
                                                               ------        ------
  Total.....................................................   16,063        15,496
Less accumulated depreciation and amortization..............    7,529         6,643
                                                               ------        ------
  Premises and equipment -- net.............................   $8,534        $8,853
                                                               ======        ======

                              SECURITY FIRST CORP.

7.  DEPOSITS

     Deposits by interest rate are summarized as follows:

                                                                        MARCH 31,
                                                         ----------------------------------------
                                                                1998                  1997
                                                         ------------------    ------------------
           TYPE OF ACCOUNT AND INTEREST RATE              AMOUNT    PERCENT     AMOUNT    PERCENT
           ---------------------------------             --------   -------    --------   -------
                                                                  (DOLLARS IN THOUSANDS)
Passbook accounts : (2.50% to 4.00% at March 31, 1998
  and 1997)............................................  $ 57,245      11%     $ 58,009      13%
NOW accounts:
Interest-bearing (1.79% to 2.00% at March 31, 1998 and
  1997)................................................    45,460       9        41,589      10
Non-interest-bearing...................................    21,748       4        14,755       3
                                                         --------    ----      --------    ----
                                                          124,453      24       114,353      26
                                                         --------    ----      --------    ----
Money market deposit accounts:
  (variable -- 2.23% to 3.00% at March 31, 1998 and
     1997).............................................    24,128       5        25,040       6
                                                         --------    ----      --------    ----
Certificate of deposit accounts:
  4.0% to 5.9%.........................................   239,207      47       224,499      50
  6.0% to 7.9%.........................................   119,686      24        80,643      18
  8.0% to 9.9%.........................................       507      --           475      --
  10.0% to 13.9%.......................................       176      --           172      --
                                                         --------    ----      --------    ----
                                                          359,576      71       305,789      68
                                                         --------    ----      --------    ----
     Total.............................................  $508,157     100%     $445,182     100%
                                                         ========    ====      ========    ====

     Included in the above table at March 31, 1998, are $94.2 million in certificates of deposit greater than or equal to $100,000, the majority of which mature within twelve months. At March 31, 1998, the Company had $21.2 million of brokered deposits with remaining maturities ranging from one to 31 months, and interest rates ranging from 5.25% to 6.35%. At March 31, 1997, the company did not have any brokered deposits.

     A summary of certificates of deposit by maturity follows:

                                                                    MARCH 31,
                                                              ----------------------
                                                                1998         1997
                                                              ---------    ---------
                                                              (DOLLARS IN THOUSANDS)
Within 12 months............................................  $249,967     $231,722
12 months to 24 months......................................    66,724       37,751
24 months to 36 months......................................    24,422       21,175
36 months to 48 months......................................     6,944        8,245
Over 48 months..............................................    11,519        6,896
                                                              --------     --------
  Total.....................................................  $359,576     $305,789
                                                              ========     ========

                              SECURITY FIRST CORP.

     The following is a summary of interest expense on deposits:

                                                            YEAR ENDED MARCH 31,
                                                        -----------------------------
                                                         1998       1997       1996
                                                        -------    -------    -------
                                                           (DOLLARS IN THOUSANDS)
Passbook accounts.....................................  $ 1,562    $ 1,587    $ 1,604
NOW accounts..........................................      726        689        677
Money market deposit accounts.........................      710        767        860
Certificate of deposit accounts.......................   19,422     16,148     15,428
                                                        -------    -------    -------
  Total...............................................  $22,420    $19,191    $18,569
                                                        =======    =======    =======

8.     BORROWINGS

     FHLB ADVANCES:

     Advances from the FHLB consist of the following:

                                                               MARCH 31,
                                                    --------------------------------
                                                      RATE
                       RATE                           TYPE        1998        1997
                       ----                         --------    --------    --------
                                                         (DOLLARS IN THOUSANDS)
5.01% to 6.00%....................................  Variable    $ 16,550    $ 21,449
6.01% to 6.50%....................................  Variable          --      12,772
                                                                --------    --------
  Total variable rate advances....................                16,550      34,221
                                                                --------    --------
4.01% to 5.00%....................................  Fixed         20,000          --
5.01% to 6.00%....................................  Fixed         24,171      47,000
6.01% to 6.60%....................................  Fixed         37,546      34,000
                                                                --------    --------
  Total fixed rate advances.......................                81,717      81,000
                                                                --------    --------
  Total FHLB advances.............................              $ 98,267    $115,221
                                                                ========    ========

     Scheduled payments on FHLB advances at March 31, 1998 are as follows:

                                                                      WEIGHTED
                   YEARS ENDING                     PRINCIPAL     AVERAGE INTEREST
                    MARCH 31,                       REPAYMENTS          RATE
                   ------------                     ----------    ----------------
  1999............................................   $47,767            6.15%
  2000............................................     8,619            6.08
  2001............................................    11,139            5.94
  2002............................................       346            5.50
  2003............................................     5,365            5.61
2004 to 2008......................................    25,031            4.90
                                                     -------
                                                     $98,267            5.77%
                                                     =======

     CONVERTIBLE SUBORDINATED DEBENTURES

     On May 5, 1993, the Company sold $9,775,000 of 15 year, 6.25% convertible subordinated debentures in a public offering. The debentures are convertible by the holders at any time prior to maturity, unless previously redeemed, into common stock of the Company at a conversion rate of 128.37 shares of common stock for each

                              SECURITY FIRST CORP.

$1,000 principal amount of debentures (equivalent to a conversion price of $7.79 per share), as adjusted for the three-for-two stock split in July 1997 and the two-for-one stock split in September 1993. The debentures are redeemable, in whole or in part, at the option of the Company on and after May 1, 1996, and if redeemed during the 12-month periods beginning May 1, 1996 and 1997, at 105% and 102.5% of the principal amount, respectively, and thereafter at 100% of their principal amount. During fiscal 1998, $1,639,000 of the debentures were converted into 210,420 shares of common stock.

9.  LEASE COMMITMENTS

     At March 31, 1998, the Company was obligated under a number of noncancellable leases for land and buildings. One of the branch leases is accounted for as a capital lease and the others are accounted for as operating leases. Rental expense under all leases aggregated approximately $341,000, $309,000, and $270,000 for the years ended March 31, 1998, 1997, and 1996, respectively.

     The following is a schedule of future minimum annual lease commitments as of March 31, 1998:

                                                                COMMITMENTS UNDER
                                                        ----------------------------------
                                                        CAPITAL LEASE   OPERATING
                     FISCAL YEAR                         (BUILDING)      LEASES     TOTAL
                     -----------                        -------------   ---------   ------
                                                              (DOLLARS IN THOUSANDS)
  1999...............................................       $ 16         $  325     $  341
  2000...............................................         16            317        333
  2001...............................................         16            266        282
  2002...............................................         17            262        279
  2003...............................................         18            269        287
  Thereafter.........................................         67          1,123      1,190
                                                            ----         ------     ------
  Total minimum payments.............................        150         $2,562     $2,712
                                                            ====         ======     ======
     Less interest...................................        (46)
                                                            ----
Capitalized lease obligation.........................       $104
                                                            ====

     Additionally, the Company leases office space to tenants in office buildings that it owns or rents. Rental income for the years ended March 31, 1998, 1997, and 1996 was $157,000, $149,000, and $149,000, respectively. The minimum future rental income to be received under all such leases at March 31, 1998 is $98,000 in 1999, $83,000 in 2000, $46,000 in 2001, and $3,000 in 2002.

                              SECURITY FIRST CORP.

10.  OTHER INCOME AND EXPENSES

                                                            YEAR ENDED MARCH 31,
                                                        -----------------------------
                                                         1998       1997       1996
                                                        -------    -------    -------
                                                           (DOLLARS IN THOUSANDS)
Other income consists of the following:
Service charges and other fees........................  $ 1,617    $ 1,520    $ 1,513
Equity income from joint ventures.....................       53         89         83
Other.................................................       88         89        103
                                                        -------    -------    -------
  Total...............................................  $ 1,758    $ 1,698    $ 1,699
                                                        =======    =======    =======
Other expenses consist of the following:
Salaries and employee benefits........................  $ 6,551    $ 5,690    $ 5,828
Occupancy and equipment...............................    1,952      1,807      1,727
Federal insurance premium.............................      290        719        908
Professional fees.....................................      437        537        494
Other taxes...........................................      760        673        679
Data processing.......................................      524        548        459
Marketing.............................................      386        437        497
Printing and supplies.................................      325        304        298
Supervisory assessment................................      150        133        124
Other.................................................    1,827      1,687      1,505
                                                        -------    -------    -------
  Total...............................................  $13,202    $12,535    $12,519
                                                        =======    =======    =======

11.  FEDERAL INCOME TAXES

     The provision for federal income taxes consists of the following components:

                                                              YEAR ENDED MARCH 31,
                                                           --------------------------
                                                            1998      1997      1996
                                                           ------    ------    ------
                                                             (DOLLARS IN THOUSANDS)
Current..................................................  $4,841    $3,133    $2,910
Deferred.................................................     139       238       424
                                                           ------    ------    ------
  Total..................................................  $4,980    $3,371    $3,334
                                                           ======    ======    ======

     A reconciliation between the statutory federal income tax rate and the effective consolidated federal income tax rate is as follows:

                                                              YEAR ENDED MARCH 31,
                                             ------------------------------------------------------
                                                   1998               1997               1996
                                             ----------------   ----------------   ----------------
                                             AMOUNT   PERCENT   AMOUNT   PERCENT   AMOUNT   PERCENT
                                             ------   -------   ------   -------   ------   -------
                                                             (DOLLARS IN THOUSANDS)
Tax at statutory rate......................  $5,002    35.0%    $3,423    35.0%    $3,129    35.0%
Benefit of graduated tax rates.............    (39)     (.3)      (98)    (1.0)      (93)    (1.0)
Purchase accounting........................     25       .2        24       .3        24       .3
Other -- net...............................     (8)     (.1)       22       .2       274      3.1
                                             ------    ----     ------    ----     ------    ----
  Effective income tax provision...........  $4,980    34.8%    $3,371    34.5%    $3,334    37.4%
                                             ======    ====     ======    ====     ======    ====

                              SECURITY FIRST CORP.

     Significant components of the deferred tax assets and liabilities are as follows (no valuation allowance was considered necessary):

                                                              YEAR ENDED MARCH 31,
                                                           --------------------------
                                                            1998      1997      1996
                                                           ------    ------    ------
                                                             (DOLLARS IN THOUSANDS)
Deferred tax assets:
  Book allowance for loan losses.........................  $1,823    $1,692    $1,446
  Deferred loan fees.....................................     606       694       964
  SFAS 106 health care expense...........................     291       236       191
  Other..................................................     163       151       126
                                                           ------    ------    ------
          Total deferred tax assets......................   2,883     2,773     2,727
                                                           ------    ------    ------
Deferred tax liabilities:
  FHLB stock dividends...................................     752       565       438
  Tax bad debt reserves..................................     599       582       445
  Difference between book and tax depreciation...........     106       110       128
  Other..................................................     205       156       118
                                                           ------    ------    ------
  Total deferred tax liabilities.........................   1,662     1,413     1,129
                                                           ------    ------    ------
  Net deferred tax asset.................................  $1,221    $1,360    $1,598
                                                           ======    ======    ======

     During 1996, legislation was passed that repealed Section 593 of the Internal Revenue Code of 1986, as amended (the "Code") for taxable years beginning after December 31, 1995. Section 593 allowed thrift institutions to use the percentage-of-taxable income bad debt accounting method, if more favorable than the specific charge-off method, for federal income tax purposes. The excess reserve (deduction based on the percentage-of-taxable income less the deduction based on the specific charge-off method) accumulated post-1987 is required to be recaptured ratably over a six-year period beginning in 1996. The recapture has no effect on the Company's statement of operations as taxes were provided for in prior years in accordance with SFAS No. 109 "Accounting for Income Taxes". The timing of this recapture may be delayed for a one or two-year period to the extent that Security First originates more residential loans than the average originations in the past six years. Security First met the origination requirement for 1997 and, therefore, will delay recapture until the six-year period beginning in 1998. The recapture amount of $1.7 million will result in payments totaling $582,000 which has been previously accrued. The pre-1988 reserve provisions are subject only to recapture requirements in the case of certain excess distributions to, and redemptions of shareholders or if the Bank no longer qualifies as a "bank". Tax bad debt deductions accumulated prior to 1988 by the Company are approximately $4,761,000. No deferred income taxes have been provided on these bad debt deductions and no recapture of these amounts is anticipated.

12.  SHAREHOLDERS' EQUITY

     During 1998, the Company's most significant source of income was dividends from Security Federal and First Federal. Consequently, the Company depends upon such dividends from both Security Federal and First Federal to accumulate earnings for payment of cash dividends to its shareholders. The Company received $12,700,000 and $2,450,000 in cash dividends from Security Federal and First Federal in the aggregate in fiscal 1998 and 1997, respectively. At March 31, 1998, the dollar amount of Security Federal's and First Federal's retained earnings available to pay dividends to the Company without prior regulatory approval was $12.0 million.

     In December 1996, the Board of Directors of the Company authorized management to repurchase up to 300,000 shares (as adjusted for the three-for-two stock split distributed on July 31, 1997) of the Company's outstanding common stock. The authorization provided that shares were to be purchased in the open market at prevailing market prices from time to time over a 12-month period commencing in January 1997. A six month

                              SECURITY FIRST CORP.

extension of the program, through June 30, 1998, was approved by the Board of Directors on December 16, 1997. The repurchased shares become treasury shares and used for general corporate purposes, including the issuance of shares in connection with grants and awards under the Company's stock-based benefit plans. Under this authorization, 233,975 shares were repurchased during the twelve months ended March 31, 1998, for an aggregate price of $4,131,000. A portion of the shares were reissued in connection with the exercise of stock options and the conversion of convertible subordinated debentures. The difference between the repurchase and reissuance prices was treated as a reduction of retained earnings. Subsequent to March 31, 1998, all of the treasury shares were reissued in connection with stock option exercises and/or subordinated debenture conversions, and the repurchase program was terminated.

13.  REGULATORY CAPITAL REQUIREMENTS

     The Company's banking subsidiaries are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. The regulations require Security Federal and First Federal to meet specific capital adequacy guidelines and the regulatory framework for prompt corrective action that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's banking subsidiaries' capital classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require that the banking subsidiaries of the Company maintain minimum amounts and ratios of Total risk-based, Tier 1 risk based, and Tier 1 leverage capital.

                              SECURITY FIRST CORP.

     As indicated in the following table, the Company's banking subsidiaries exceeded all the regulatory capital requirements at March 31, 1998 and 1997, and have been categorized as well-capitalized institutions by the OTS for prompt corrective action purposes.

                                                                                   TO BE WELL
                                                              FOR CAPITAL       CAPITALIZED UNDER
                                                               ADEQUACY         PROMPT CORRECTIVE
                                             ACTUAL            PURPOSES:       ACTION PROVISIONS:
                                         ---------------    ---------------    -------------------
                                         AMOUNT    RATIO    AMOUNT    RATIO     AMOUNT      RATIO
                                         -------   -----    -------   -----    ---------   -------
                                                          (DOLLARS IN THOUSANDS)
As of March 31, 1998:
Total Capital (to Risk Weighted
  Assets):
Consolidated...........................  $54,468   10.33%   $42,178    8.0%     $52,723      10.0%
Security Federal.......................   47,619   10.21%    37,313    8.0%      46,642      10.0%
First Federal..........................    6,849   11.26%     4,865    8.0%       6,081      10.0%
Tier 1 Capital (to Risk Weighted
  Assets):
Consolidated...........................   49,502    9.39%    21,089    4.0%      31,633       6.0%
Security Federal.......................   43,054    9.23%    18,657    4.0%      27,985       6.0%
First Federal..........................    6,448   10.60%     2,432    4.0%       3,648       6.0%
Tier 1 capital (to Adjusted Tangible
  Assets):
Consolidated...........................   49,502    7.39%    20,104    3.0%      33,508       5.0%
Security Federal.......................   43,054    7.45%    17,342    3.0%      28,904       5.0%
First Federal..........................    6,448    7.00%     2,762    3.0%       4,604       5.0%
As of March 31, 1997:
Total Capital (to Risk Weighted
  Assets):
Consolidated...........................  $57,639   12.30%   $37,491    8.0%     $46,864      10.0%
Security Federal.......................   46,668   11.39%    32,780    8.0%      40,975      10.0%
First Federal..........................   10,971   18.63%     4,711    8.0%       5,889      10.0%
Tier 1 Capital (to Risk Weighted
  Assets):
Consolidated...........................   52,823   11.27%    18,746    4.0%      28,119       6.0%
Security Federal.......................   42,217   10.30%    16,390    4.0%      24,585       6.0%
First Federal..........................   10,606   18.01%     2,356    4.0%       3,534       6.0%
Tier 1 capital (to Adjusted Tangible
  Assets):
Consolidated...........................   52,823    8.53%    18,584    3.0%      30,974       5.0%
Security Federal.......................   42,217    7.92%    15,991    3.0%      26,652       5.0%
First Federal..........................   10,606   12.27%     2,593    3.0%       4,322       5.0%

     Management believes that under the current regulations, the banking subsidiaries of the Company will continue to meet its minimum capital requirements in the coming year. However, events beyond the Company's control, such as fluctuations in interest rates or a downturn in the economy in areas in which the Company's loans are concentrated, could adversely affect future earnings and, consequently, the Company's ability to meet its future capital requirements.

14.  STOCK OPTION PLAN

     Under the Company's stock option and incentive plan, shares of common stock are reserved for issuance in connection with options granted by the Board of Directors. Pursuant to the terms of the plan, options to purchase shares are granted to directors, officers and employees at the fair market value of the shares at the date of the grant. The plan is administered by a committee comprised of all of the outside directors. The following table

                              SECURITY FIRST CORP.

summarizes data concerning this plan, which was restated to reflect the three-for-two stock split distributed on July 31, 1997:

                                                          NUMBER OF    WEIGHTED AVERAGE
                 OPTIONS OUTSTANDING                       OPTIONS      EXERCISE PRICE
                 -------------------                      ---------    ----------------
Balance at April 1, 1995..............................     392,418          $ 3.62
Granted...............................................      71,250            9.00
Exercised.............................................    (113,250)           1.12
Forfeited.............................................        (750)           9.00
                                                          --------
Balance at March 31, 1996.............................     349,668            5.50
Granted...............................................      69,041            8.16
Exercised.............................................     (76,128)           1.64
Forfeited.............................................        (750)           9.00
                                                          --------
Balance at March 31, 1997.............................     341,831            6.82
Granted...............................................     110,250           13.41
Exercised.............................................     (77,189)           6.14
                                                          --------
Balance at March 31, 1998.............................     374,892          $ 8.90
                                                          ========

     The weighted average exercise price of the outstanding options was $8.90, and the weighted average remaining contractual life was 7.19 years at March 31, 1998. At March 31, 1998, 1997, and 1996, exercisable options totaled 325,800, 268,193, and 251,520, respectively, with weighted average exercise prices of $9.20, $6.88, and $5.29, respectively. The expiration dates of the stock options outstanding at March 31, 1998 are April 29, 2002 for the 36,350 granted at $3.92; September 23, 2003 for the 4,500 options at $8.37; May 13, 2004 for the 15,000 options at $7.75; December 15, 2004 for the 95,925 options at $6.76; May 17, 2005 for the 63,000 options at $9.00; May 21, 2006 for the 61,643 options at $8.16; and May 20, 2007 for the 98,474 options at $13.41.

     The following table summarizes information about stock options outstanding at March 31, 1998:

                        OPTIONS OUTSTANDING                              OPTIONS EXERCISABLE
  ---------------------------------------------------------------   ------------------------------
     RANGE OF       NUMBER    WEIGHTED AVERAGE   WEIGHTED AVERAGE     NUMBER      WEIGHTED AVERAGE
  EXERCISE PRICES   GRANTED    REMAINING LIFE     EXERCISE PRICE    EXERCISABLE    EXERCISE PRICE
  ---------------   -------   ----------------   ----------------   -----------   ----------------
   $3.92 -  3.92     36,350          4.08             $3.92            36,350          $ 3.92
    6.76 -  7.75    110,925          6.63              6.89            61,833            7.00
    8.16 -  9.00    129,143          7.55              8.58           129,143            8.58
   13.41 - 13.41     98,474          9.14             13.41            98,474           13.41

     On July 25, 1996, shareholders of Security First ratified the adoption of the 1996 Stock Option and Incentive Plan whereby the Company increased the number of shares available for future grant by 4.99% of the Company's outstanding common shares as of March 31, 1996. At March 31, 1998, there were options to purchase 356,873 shares of common stock available for future grants to participants, including directors of the Company.

     The fair value of each option grant was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions made:

                         RISK-FREE
  OPTIONS GRANTED IN     INTEREST      DIVIDEND                 EXPECTED
     FISCAL YEAR           RATE          YIELD     VOLATILITY    LIVES
  ------------------   -------------   ---------   ----------   --------
         1998               6.47%         1.42%         38%     5 years
         1997               6.40%         2.40%         42%     5 years
         1996               6.31%         2.40%         42%     5 years

                              SECURITY FIRST CORP.

     The Company applies APB Opinion No. 25 and related interpretations in accounting for its stock option plan. Accordingly, no compensation expense has been recognized. Had compensation expense been determined consistent with SFAS No. 123 "Accounting for Stock-Based Compensation", the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below (in thousands, except per share amounts which reflect the three-for-two stock split distributed on July 31, 1997):

                                   1998                   1997                   1996
                           --------------------   --------------------   --------------------
                              AS                     AS                     AS
                           REPORTED   PRO FORMA   REPORTED   PRO FORMA   REPORTED   PRO FORMA
                           --------   ---------   --------   ---------   --------   ---------
Net Income..............    $9,311     $9,029      $6,410     $6,270      $5,606     $5,447
Basic earnings per
  share.................      1.23       1.20        0.86       0.84        0.78       0.76
Diluted earnings per
  share.................      1.11       1.07        0.78       0.77        0.70       0.69

15.  EMPLOYEE BENEFITS

  401(K) PLAN

     The Company has a qualified, tax-exempt profit sharing plan with a cash-or-deferred feature qualifying under Section 401(k) of the Code (the "401(k) Plan"). With certain exceptions, all employees who have attained age 21 and have completed one year of employment, during which they worked at least 1,000 hours, are eligible to participate. Participants are permitted to make contributions to the 401(k) Plan from one to ten percent of annual eligible compensation on a pre-tax basis as established by the Company up to a current maximum of $10,000 per year.

  THE COMPANY'S CONTRIBUTIONS TO THE 401(K) PLAN ARE AS FOLLOWS:

     1) The Company contributes a discretionary percentage (three percent in the last three quarters of fiscal 1998, two percent in the first quarter of fiscal 1998, and two percent for all of fiscal 1997 and fiscal 1996) of participants' eligible compensation as a base contribution. The cost to the Company of the base contribution during fiscal 1998, 1997, and 1996 was approximately $81,000, $47,000, and $40,000, respectively.

     2) In addition, participants' salary reduction contributions will be matched by the Company in an amount equal to 50% of the amount of the salary reduction elected by the participants up to five percent of the participants' eligible compensation. The cost to the Company of matching contributions was $64,000 for fiscal 1998, $63,000 for fiscal 1997, and $63,000 for fiscal 1996.

     3) Also, an additional profit-sharing contribution in a discretionary amount as determined by the Board of Directors may be made by the Company each year. For fiscal 1998, the discretionary contribution was $145,000 compared with $129,000 in fiscal 1997 and $82,000 in fiscal 1996.

  OTHER EMPLOYEE BENEFITS

     The Association provides post-retirement medical insurance benefits to all employees who retire at age 55 or more with at least five years of service and whose combined age and years of full-time service equal at least 80 at the time of retirement. Under this plan, retirees contribute a portion of their monthly medical premiums.

     As a result of the adoption of SFAS No. 106, "Employers' Accounting for Post-Retirement Benefits Other than Pensions," in fiscal 1994, the Company incurred a transition obligation (the initial unfunded and unrecognized accumulated post-retirement benefit obligation) of $1.1 million, which is being amortized over 20 years.

                              SECURITY FIRST CORP.

     The post-retirement benefit plan is unfunded. Net periodic post-retirement benefit cost for fiscal years ended March 31 included the following components:

                                                                YEAR ENDED MARCH 31,
                                                               -----------------------
                                                               1998     1997     1996
                                                               -----    -----    -----
                                                               (DOLLARS IN THOUSANDS)
Service cost -- benefits earned during the year.............   $ 77     $ 61     $ 72
Interest cost -- on accumulated post-retirement benefit
  obligation................................................     79       61       83
Amortization of transition obligation.......................     54       54       54
Amortization of prior service cost..........................      5       --       --
Amortization of gain........................................    (22)     (24)     (10)
                                                               ----     ----     ----
  Net period post-retirement benefit cost...................   $193     $152     $199
                                                               ====     ====     ====

     The following table sets forth the amount recorded in the Company's consolidated balance sheets at March 31:

                                                                  MARCH 31,
                                                               ----------------
                                                               1998       1997
                                                               -----      -----
                                                                 (DOLLARS IN
                                                                  THOUSANDS)
Accumulated post-retirement benefit obligation ("APBO"):
  Retirees..................................................   $456       $435
  Eligible active participants..............................     76         66
  Other active plan participants............................    778        495
                                                               ----       ----
Total APBO..................................................   1,310       996
Unrecognized transition obligation..........................   (802)      (856)
Unrecognized gain...........................................    343        553
                                                               ----       ----
     Accrued post-retirement benefit cost...................   $851       $693
                                                               ====       ====

     The weighted average discount rate used in determining the accumulated post-retirement benefit obligation was 7.00% for both 1998 and 1997. For fiscal 1998, the health care trend rate was projected to be 8.25% in the first year, gradually decreasing to 5.5% in the year 2008 and thereafter. For fiscal 1997, the health care trend rate was projected to be 8.5% in the first year, gradually decreasing to 5.5% in the year 2008 and thereafter. Increasing the assumed health care cost trend rates by one percentage point in each year would increase the APBO and related costs by $284,000 and $221,000 as of March 31, 1998 and 1997, respectively, and would increase the aggregate of the service and interest components of net periodic post-retirement benefit cost by $40,000 for fiscal 1998 and $33,000 for fiscal 1997.

16.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires the disclosure in the financial statements, or notes thereto, of fair value information for financial instruments, as defined, whether or not recognized in the balance sheet, for which it is practical to estimate fair value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. In addition, SFAS No. 107 excludes all non-financial instruments from disclosure requirements; therefore, the aggregate fair value amounts presented do not represent, and should not be construed to represent, the full underlying value of the Company.

                              SECURITY FIRST CORP.

     The fair value estimates presented herein are based on pertinent information available to management as of March 31, 1998 and March 31, 1997, as appropriate. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

                                                                  AT MARCH 31,
                                                   -------------------------------------------
                                                          1998                    1997
                                                   -------------------     -------------------
                                                   CARRYING     FAIR       CARRYING     FAIR
                                                    AMOUNT     VALUE        AMOUNT     VALUE
                                                   --------   --------     --------   --------
                                                             (DOLLARS IN THOUSANDS)
Financial Assets:
  Cash and cash equivalents.....................   $ 13,399   $ 13,399     $  8,664   $  8,664
  Investment securities.........................     17,922     17,931       31,576     31,562
  Mortgage-backed securities....................      1,843      1,843        2,523      2,523
  Loans.........................................    627,460    640,269      567,975    571,942
  FHLB stock....................................      7,085      7,085        6,400      6,400
Financial Liabilities:
  Demand deposits...............................   $148,581   $148,581     $139,393   $139,393
  Time deposits.................................    359,576    361,357      305,789    306,875
  Advances from the FHLB........................     98,267     98,427      115,221    115,337
  Convertible subordinated debentures...........      6,840      6,682        8,479      8,283

     CASH AND CASH EQUIVALENTS. For cash, deposits with banks, and federal funds sold, the carrying amount is a reasonable estimate of fair value.

     INVESTMENT SECURITIES AND MORTGAGE-BACKED SECURITIES. Estimated fair values for investment securities and mortgage-backed securities are based on quoted market prices.

     LOANS. For variable rate loans that reprice based on the prime rate, fair values are based on carrying values. The fair values of other loans are estimated using discounted cash flow analyses and employ interest rates currently being offered at the reporting date for loans with similar terms. The fair value of loans is reduced by an estimate of losses inherent in the loan portfolio.

     FEDERAL HOME LOAN BANK STOCK. The fair value is estimated to be the carrying value which is par. All transactions in the capital stock of the Federal Home Loan Bank of Cincinnati are executed at par.

     DEPOSITS. The fair value of demand deposits, which includes passbook accounts, money market accounts, and NOW accounts, is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using discounted cash flows based on rates currently offered at the reporting date for deposits of similar remaining maturities.

     BORROWINGS. Rates currently available to the Company at the reporting date for debt with similar terms and remaining maturities were used to estimate the fair value of existing borrowings, including advances from the FHLB and convertible subordinated debentures.

     OFF-BALANCE SHEET FINANCIAL INSTRUMENTS. The fair value of off-balance sheet financial instruments, including commitments to originate loans, is considered to be equivalent to the value of the current fees charged to enter into such commitments. At March 31, 1998 and 1997, such fees were not considered significant.

                              SECURITY FIRST CORP.

17.  SECURITY FIRST CORP. FINANCIAL INFORMATION

     Following are the summarized financial statements of Security First (parent company only) as of March 31, 1998 and 1997, and for the years ended March 31, 1998, 1997, and 1996:

                       STATEMENTS OF FINANCIAL CONDITION

                                                                      MARCH 31,
                                                                ----------------------
                                                                  1998         1997
                                                                ---------    ---------
                                                                (DOLLARS IN THOUSANDS,
                                                                EXCEPT PER SHARE DATA)
Assets:
Cash and cash equivalents...................................     $ 2,542      $ 2,801
Investments.................................................       3,135        5,962
Loans.......................................................      14,615        4,861
Investment in First Federal Savings Bank....................       6,448       10,606
Investment in Security Federal Savings & Loan Association...      44,018       43,041
Prepaid expenses and other assets...........................         976          867
                                                                 -------      -------
  Total assets..............................................     $71,734      $68,138
                                                                 -------      -------
Liabilities:
Convertible subordinated debentures.........................     $ 6,840      $ 8,479
Accounts payable and accrued expenses.......................         215          225
                                                                 -------      -------
  Total liabilities.........................................       7,055        8,703
                                                                 -------      -------
Shareholders' Equity:
Preferred stock, (1,000,000 shares authorized; none
  issued)...................................................          --           --
Common stock, par value $.01 per share; 20,000,000 shares
  authorized; 7,555,044 shares issued and outstanding at
  March 31, 1998, and 7,504,649 at March 31, 1997 (a).......          76           75
Treasury stock (88,324 shares at March 31,1998) at cost.....      (1,671)          --
Unrealized gain (loss) on investments, (net of tax of $26 at
  March 31, 1998 and ($111) at March 31, 1997)..............          48         (224)
Additional paid-in capital..................................      16,021       14,915
Unearned Compensation.......................................        (139)        (216)
Retained earnings...........................................      50,344       44,885
                                                                 -------      -------
  Total shareholders' equity................................      64,679       59,435
                                                                 -------      -------
  Total liabilities and shareholders' equity................     $71,734      $68,138
                                                                 =======      =======

---------------
(a) Adjusted to reflect the three-for-two stock split distributed on July 31, 1997.

                              SECURITY FIRST CORP.

                              STATEMENTS OF INCOME

                                                                 FOR THE YEAR ENDED MARCH 31,
                                                                ------------------------------
                                                                  1998       1997       1996
                                                                --------    -------    -------
                                                                    (DOLLARS IN THOUSANDS)
Income:
  Dividends from subsidiaries...............................    $12,700     $2,450     $4,800
  Interest income...........................................      1,109        948        877
                                                                -------     ------     ------
     Total income...........................................     13,809      3,398      5,677
                                                                -------     ------     ------
Expense:
  Interest expense..........................................        506        590        592
  Employee compensation and benefits........................        296        284        417
  Professional fees.........................................        183        224        207
  Merger expenses...........................................         --         --        737
  Other expenses............................................        167        142        192
                                                                -------     ------     ------
     Total expenses.........................................      1,152      1,240      2,145
                                                                -------     ------     ------
Income before federal income taxes..........................     12,657      2,158      3,532
Federal income tax benefit..................................         19        103        118
                                                                -------     ------     ------
Income before equity in undistributed net income of
  subsidiaries..............................................     12,676      2,261      3,650
Equity (deficit) in undistributed net income of
  subsidiaries..............................................     (3,365)     4,149      1,956
                                                                -------     ------     ------
     Net income.............................................    $ 9,311     $6,410     $5,606
                                                                =======     ======     ======

                              SECURITY FIRST CORP.

                            STATEMENTS OF CASH FLOWS

                                                             YEAR ENDED MARCH 31,
                                                          ---------------------------
                                                           1998       1997      1996
                                                          -------    ------    ------
                                                            (DOLLARS IN THOUSANDS)
Operating Activities:
Net Income..............................................  $ 9,311    $6,410    $5,606
Adjustments to reconcile net income to net cash provided
  by operating activities:
Equity in undistributed net earnings of subsidiary......    3,128    (4,149)   (2,756)
Amortization of unearned compensation...................       76        76        72
ESOP expense............................................       --        27       213
Net change in accounts payable, accrued expenses, and
  other assets..........................................      (54)     (223)      454
Other...................................................      275        (8)        6
                                                          -------    ------    ------
Net cash provided by operating activities...............   12,736     2,133     3,595
                                                          -------    ------    ------
Investing Activities:
Loans originated........................................  (10,067)   (2,371)   (1,540)
Loan principal repayments...............................      313       427        --
Purchase of investment securities.......................   (1,098)   (3,993)   (2,300)
Sales of investment securities..........................       --        --       500
Maturities of investment securities.....................    4,000     2,000     4,800
Net change in note due from First Federal...............       --        --       900
                                                          -------    ------    ------
Net cash provided by (used in) investing activities.....   (6,852)   (3,937)    2,360
                                                          -------    ------    ------
Financing Activities:
Payment of dividends on common stock....................   (2,424)   (2,187)   (1,916)
Proceeds from ESOP termination..........................       --       457        --
Proceeds from exercise of stock options.................      412       135       128
Purchase of treasury shares.............................   (4,131)       --        --
Other...................................................       --        (1)       --
                                                          -------    ------    ------
Net cash used in financing activities...................   (6,143)   (1,596)   (1,788)
                                                          -------    ------    ------
Net increase (decrease) in cash and cash equivalents....     (259)   (3,400)    4,167
Cash and cash equivalents at beginning of period........    2,801     6,201     2,034
                                                          -------    ------    ------
Cash and cash equivalents at end of period..............  $ 2,542    $2,801    $6,201
                                                          =======    ======    ======
Noncash financing activities:
Effect of conversion of subordinated debentures.........  $ 1,639    $  295    $   30

18.  INVESTMENT IN REAL ESTATE JOINT VENTURES

     The Company's wholly owned subsidiary, SF Development Corp., is involved as a partner (50% interest) in two joint venture agreements, and (33 1/3% interest) in a third joint venture agreement with a real estate developer to sell residential lots and condominium units to builders within the Association's lending area. Profits and losses of the joint ventures are allocated based upon contractual terms.

                              SECURITY FIRST CORP.

     Combined condensed financial statements of the joint ventures are as follows:

              COMBINED CONDENSED STATEMENTS OF FINANCIAL CONDITION

                                                                     MARCH 31,
                                                              -----------------------
                                                                1998          1997
                                                              ---------     ---------
                                                              (DOLLARS IN THOUSANDS)
Assets:
  Cash......................................................   $  200        $  102
  Notes receivable..........................................    1,155         1,686
  Real estate...............................................    2,938         2,463
  Other assets..............................................    1,183           719
                                                               ------        ------
     Total Assets...........................................   $5,476        $4,970
                                                               ======        ======
Liabilities and Equity:
  Loans payable.............................................   $4,667        $4,576
  Accounts payable and accrued expenses.....................      360            50
  Equity....................................................      449           344
                                                               ------        ------
     Total Liabilities and Equity...........................   $5,476        $4,970
                                                               ======        ======

                    COMBINED CONDENSED STATEMENTS OF INCOME

                                                               YEAR ENDED MARCH 31,
                                                              -----------------------
                                                                1998          1997
                                                              ---------     ---------
                                                              (DOLLARS IN THOUSANDS)
Sales.......................................................   $ 2,944       $ 2,921
Cost of sales...............................................    (2,489)       (2,378)
                                                               -------       -------
     Gross profit...........................................       455           543
Interest income.............................................       114            40
Operating expenses..........................................      (465)         (406)
                                                               -------       -------
     Net income.............................................   $   104       $   177
                                                               =======       =======
SF Development Corp.'s share................................   $    53       $    89
                                                               =======       =======

                              SECURITY FIRST CORP.

19.  EARNINGS PER SHARE

                                                           FOR THE YEAR ENDED MARCH 31,
                                                   ---------------------------------------------
                                                       1998            1997            1996
                                                   ------------    ------------    -------------
                                                   (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Basic Earnings Per Share:
  Income available to common stockholders........   $   9,311       $   6,410       $    5,606
  Average common shares outstanding..............   7,552,329       7,434,891        7,169,640
  Earnings per common share......................   $    1.23       $    0.86       $     0.78
                                                    =========       =========       ==========
Diluted Earnings Per Share:
  Net income.....................................   $   9,311       $   6,410       $    5,606
  Add interest expense on convertible
     subordinated debentures, net of tax.........         334             391              391
                                                    ---------       ---------       ----------
  Adjusted income available to common
     stockholders................................   $   9,645       $   6,801       $    5,997
  Average common shares outstanding..............   7,552,329       7,434,891        7,169,640
  Add common stock equivalents for shares
     issuable under:
     Stock option plans..........................     203,597         138,519          215,922
     Subordinated debentures conversion..........     962,511       1,122,026        1,128,750
                                                    ---------       ---------       ----------
  Average common and common equivalent shares
     outstanding.................................   8,718,437       8,695,436        8,514,312
  Earnings per common and common equivalent
     share.......................................   $    1.11       $    0.78       $     0.70
                                                    =========       =========       ==========

20.  PENDING MERGER

     On April 5, 1998 the Company entered into a definitive agreement for the acquisition of Security First by FirstMerit Corporation ("FirstMerit"), a multi-bank holding company headquartered in Akron, Ohio. The agreement specifies, among other things, that FirstMerit will exchange .8855 of its shares for each share of the Company in an exchange that is expected to be tax-free for income tax purposes. It is expected that the acquisition (subject to both shareholder and regulatory approval) will close in October 1998 and will be accounted for as a pooling of interests.